FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2017 Annual Accounts

• Account Auditor's Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2017.
• Account Auditor's Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2017.

Telefónica, S.A.

Auditor’s Report,
Annual Accounts and Directors’ Report
at December 31, 2017

Telefónica, S.A.

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor’s report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at December 31, 2017, the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at December 31, 2017, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and, in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the annual accounts section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es     1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A.

Key audit matters	How the matter was handled in the course of the audit
Valuation of investments in group companies

A significant portion of Telefónica, S.A.'s assets corresponds to its equity investments in group companies. At 31 December 2017, as disclosed in note 8, the carrying amount of the Company's investments in group companies and associates amounted to €67,025 millon.

To assess if there is an impairment in the investments in group companies, management conducts an impairment tests annually or whenever changes in circumstances or events indicate that the carrying amount may not be recoverable.

As described in notes 4.c) and 8.2, when the recoverable amount is estimated by calculating the present value of the future cash flows from its investments, management bases its calculations on the strategic business plans approved by the Board of Directors. This is a key audit matter as these are complex calculations which require a significant amount of judgement, particularly when estimating key assumptions such as revenue growth, the trend in profit margins, long-term capital expenditure requirements, the discount rate and the rate of growth in perpetuity. These assumptions could be affected materially by future developments in the macroeconomic, competitive, regulatory and technological environments in each of the countries and businesses in which the group companies operate.

As described in note 8.2, management has recognised an impairment loss of €1,443 million in the 2017 income statement.

We have conducted audit procedures, with the assistance of our valuation experts, to test the process followed by the directors and management to determine the recoverable amounts of the Company's investments in group companies, specifically including:

•    Understanding the control environment, evaluating and testing performance of the relevant controls over the process by which Telefónica calculates the present value of the future cash flows from its investments in group companies.

•    Verifing the consistency of the data used in the discounted cash flow calculations against the strategic business plans approved by the Board of Directors.

•    Analysing the level of performance regards of the strategic business plan approved in the previous year.

•    Assessing the key assumptions used to determine the recoverable amounts, questioning their reasonableness and coherence, to which end we compared key assumptions against market information.

•    Verifing that the disclosures made in the annual accounts comply with applicable accounting standards.

Based on the procedures performed, we believe that the tests performed by management are reasonable, that the key assumptions estimated are within a reasonable range and that the conclusions reached by management regarding the valuation of the investments in group companies are consistent with the disclosures provided in the accompanying annual accounts.

2

Telefónica, S.A.

Other matters

The annual accounts of the Company for the year ended 31 December 2016 were audited by another auditor who expressed an unqualified opinion on those annual accounts on 23 February 2017.

Other information: directors' report

Other information refers exclusively to the 2017 directors' report, the preparation of which is the responsibility of the Company’s directors and is not an integral part of the annual accounts.

Our opinion on the annual accounts does not cover the directors' report. Our responsibility regarding the information contained in the directors' report is defined in the regulations governing financial statement audit work, which establish two distinct levels of responsibility:

a)
A specific level applicable to the non-financial statement and to some of the information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of Spanish Law 22/2015, the Audit Act, which consists of solely checking that the required information has been provided in the directors' report and, if not, stating that it has not.

b)
A general level applicable to the rest of the information included in the directors' report, which consists of assessing and reporting on the consistency of the said information with the annual accounts based on the knowledge of the Company obtained in the course of auditing the said statements (not including other information not obtained as evidence during the course of the audit); and assessing and reporting on whether the content and presentation of this part of the directors' report are in conformity with applicable regulations. If, based on the work carried out, we conclude that there are material misstatements, we are required to disclose them.

Based on the work performed, as described before, we can confirm that the specific information stipulated in item a) above has been provided in the directors' report and that the rest of the information contained in the directors' report is consistent with that provided in the 2017 annual accounts and, that its content and presentation are in conformity with applicable regulations.

Responsibility of the directors and the audit and control committee for the annual accounts

The Company’s directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Company’s directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The audit and control committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

3

Telefónica, S.A.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Company’s directors.

•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Company’s audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Company’s audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

4

Telefónica, S.A.

From the matters communicated with the Company’s audit and control committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company’s audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the company's audit and control committee dated 20 February 2018.

Appointment period

The General Ordinary Shareholders' Meeting held on 12 May 2016 appointed us as auditors for a period of three years, as from the year ended 31 December 2017.

Services provided

Services provided to the Company for services other than the audit of the accounts are described in note 20.g) of the accompanying annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

/s/ Virginia Arce Peralta

Virginia Arce Peralta (16096)

22 February 2018

5

2017
TELEFÓNICA, S.A.
Annual financial statements and management report for the year ended December 31, 2017

Financial Statements

Telefónica, S.A.
Balance sheet at December 31

Millions of euros
ASSETS	Notes	2017	2016
NON-CURRENT ASSETS		76,400	76,817
Intangible assets	5	17	23
Software		8	9
Other intangible assets		9	14
Property, plant and equipment	6	210	205
Land and buildings		126	131
Plant and other PP&E items		48	53
Property, plant and equipment under construction and prepayments		36	21
Investment property	7	389	399
Land		94	94
Buildings		295	305
Non-current investments in Group companies and associates	8	69,166	68,211
Equity instruments		67,025	65,249
Loans to Group companies and associates		2,141	2,950
Other financial assets		—	12
Financial investments	9	3,761	5,016
Equity instruments		340	339
Derivatives	16	2,509	4,667
Other financial assets	9	912	10
Deferred tax assets	17	2,857	2,963
CURRENT ASSETS		8,465	6,443
Trade and other receivables	10	575	447
Current investments in Group companies and associates	8	3,460	3,227
Loans to Group companies and associates		3,426	3,167
Derivatives	16	10	30
Other financial assets		24	30
Investments	9	1,557	1,942
Loans to companies		759	42
Derivatives	16	793	1,652
Other financial assets		5	248
Accruals		5	16
Cash and cash equivalents		2,868	811
TOTAL ASSETS		84,865	83,260
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A. 3

Financial Statements

Millions of euros
EQUITY AND LIABILITIES	Notes	2017	2016
EQUITY		19,865	20,277
CAPITAL AND RESERVES		20,520	20,943
Share capital	11	5,192	5,038
Share premium	11	4,538	3,227
Reserves	11	10,924	12,928
Legal		1,066	985
Other reserves		9,858	11,943
Treasury shares and own equity instruments	11	(688)	(1,480)
Profit for the year	3	554	24
Other equity instruments	11	—	1,206
UNREALIZED GAINS (LOSSES) RESERVE	11	(655)	(666)
Available-for-sale financial assets		42	8
Hedging instruments		(697)	(674)
NON-CURRENT LIABILITIES		48,874	45,471
Non-current provisions	18	459	367
Non-current borrowings	12	7,314	7,249
Bank borrowings	14	4,186	4,427
Derivatives	16	2,796	2,684
Other debts		332	138
Non-current borrowings from Group companies and associates	15	40,642	37,274
Deferred tax liabilities	17	427	571
Long term deferred revenues		32	10
CURRENT LIABILITIES		16,126	17,512
Current provisions	18	123	121
Current borrowings	12	1,352	3,712
Bonds and other marketable debt securities	13	204	1,158
Bank borrowings	14	896	1,635
Derivatives	16	252	679
Other financial liabilities	14	—	240
Current borrowings from Group companies and associates	15	14,101	13,146
Trade and other payables	18	539	486
Accruals		11	47
TOTAL EQUITY AND LIABILITIES		84,865	83,260
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A. 4

Financial Statements

Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2017	2016
Revenue	19	3,715	2,710
Rendering of services to Group companies and associates		558	548
Rendering of services to non-group companies		35	59
Dividends from Group companies and associates		3,027	1,928
Interest income on loans to Group companies and associates		95	175
Impairment and gains (losses) on disposal of financial instruments	8	(1,130)	3,045
Impairment losses and other losses		(1,443)	2,049
Gains (losses) on disposal and other gains and losses		313	996
Other operating income	19	42	46
Non-core and other current operating revenue - Group companies and associates		26	30
Non-core and other current operating revenue - non-group companies		16	16
Employees benefits expense	19	(174)	(310)
Wages, salaries and others		(149)	(281)
Social security costs		(25)	(29)
Other operational expense		(412)	(356)
External services - Group companies and associates	19	(113)	(109)
External services - non-group companies	19	(287)	(252)
Taxes other than income tax		(12)	5
Depreciation and amortization	5, 6 and 7	(36)	(38)
Gains (losses) on disposal of fixed assets		2	(4)
OPERATING PROFIT		2,007	5,093
Finance revenue	19	411	922
Finance costs	19	(2,299)	(2,996)
Change in fair value of financial instruments		(30)	—
Gain (loss) on available-for-sale financial assets recognized in the period	9 and 11	(30)	—
Exchange rate gains (losses)	19	185	(170)
Impairment and gains (losses) on disposal of financial instruments with third-parties	9.3 and 19.9	—	17
NET FINANCIAL EXPENSE		(1,733)	(2,227)
PROFIT BEFORE TAX	21	274	2,866
Income tax	17	280	(2,842)
PROFIT FOR THE YEAR		554	24
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A. 5

Financial Statements

Telefónica, S.A.
Statements of changes in equity for the years ended December 31
A) Statement of recognized income and expense

Millions of euros	Notes	2017	2016
Profit of the period		554	24
Total income and expense recognized directly in equity	11	(139)	368
From measurement of available-for-sale financial assets		2	13
From cash flow hedges		(191)	477
Income tax impact		50	(122)
Total amounts transferred to income statement	11	150	(244)
From measurement of available-for-sale financial assets		30	(17)
From cash flow hedges		161	(308)
Income tax impact		(41)	81
TOTAL RECOGNIZED INCOME AND EXPENSE		565	148
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Interim dividend	Other net equity instruments	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2015	4,975	21,308	(1,656)	5	(1,912)	1,206	(790)	23,136
Total recognized income and expense	—	—	—	24	—	—	124	148
Transactions with shareholders and owners	63	(3,247)	176	—	—	—	—	(3,008)
Dividends paid (Note 11)	(74)	(739)	813	—	—	—	—	—
Transactions with treasury shares or own equity instruments (net)	137	(2,543)	—	—	—	—	—	(2,406)
Other transactions with shareholders and owners	—	35	(637)	—	—	—	—	(602)
Other movements	—	1	—	—	—	—	—	1
Appropriation of prior year profit (loss)	—	(1,907)	—	(5)	1,912	—	—	—
Balance at December 31, 2016	5,038	16,155	(1,480)	24	—	1,206	(666)	20,277
Total recognized income and expense	—	—	—	554	—	—	11	565
Transactions with shareholders and owners	—	(2,019)	792	—	—	—	—	(1,227)
Dividends paid (Note 11)	—	(2,019)	—	—	—	—	—	(2,019)
Other transactions with shareholders and owners	—	—	792	—	—	—	—	792
Other movements	154	1,302	—	—	—	(1,206)	—	250
Appropriation of prior year profit (loss)	—	24	—	(24)	—	—	—	—
Balance at December 31, 2017	5,192	15,462	(688)	554	—	—	(655)	19,865
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A. 6

Financial Statements

Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2017	2016
A) CASH FLOWS FROM OPERATING ACTIVITIES		1,414	3,193
Profit before tax		274	2,866
Adjustments to profit:		(153)	(2,855)
Depreciation and amortization	5,6 and 7	36	38
Impairment of investments in Group companies and associates	8	1,443	(2,049)
Change in long term provisions		73	24
Gains on the sale of financial assets		(313)	(992)
Losses on disposal of property, plant and equipment		(3)	—
Dividends from Group companies and associates	19	(3,027)	(1,928)
Interest income on loans to Group companies and associates	19	(95)	(175)
Net financial expense		1,733	2,227
Change in working capital		(71)	(132)
Trade and other receivables		(15)	43
Other current assets		(76)	39
Trade and other payables		20	(156)
Other current liabilities		—	(58)
Other cash flows from operating activities	21	1,364	3,314
Net interest paid		(1,505)	(1,868)
Dividends received		2,921	4,212
Income tax receipts		(52)	970
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES	21	(2,829)	(1,563)
Payments on investments		(6,441)	(5,002)
Proceeds from disposals		3,612	3,439
C) CASH FLOWS USED IN FINANCING ACTIVITIES		3,436	(924)
Payments on equity instruments		10	(624)
Proceeds from financial liabilities	21	5,330	2,095
Debt issues		14,687	15,884
Repayment and redemption of debt		(9,357)	(13,789)
Dividends paid	21	(1,904)	(2,395)
D) NET FOREIGN EXCHANGE DIFFERENCE		36	(5)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,057	701
Cash and cash equivalents at January 1		811	110
Cash and cash equivalents at December 31		2,868	811
Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A. 7

Financial Statements

TELEFÓNICA, S.A.
Annual financial statements for the ended December 31, 2017
Note 1. Introduction and general information
Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A. 8

Financial Statements

Note 2. Basis of presentation
a) True and fair view
These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 602/2016, dated December 2, 2016 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2017.
The accompanying financial statements for the year ended December 31, 2017 were prepared by the Company’s Board of Directors at its meeting on February 21, 2018 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.
b) Comparison of information
In 2017 and 2016 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.
c) Materiality
These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.
d) Use of estimates
The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.
A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.
Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
Provisions for impairment of investments in Group companies and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Telefónica, S.A. 9

Financial Statements

Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Telefónica, S.A. 10

Financial Statements

Note 3. Proposed appropriation of profit
Telefónica, S.A. obtained 554 million euros of profit in 2017. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2017 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	554
Distribution to:
Legal reserve	51
Other reserves	503

Telefónica, S.A. 11

Financial Statements

Note 4. Recognition and measurement accounting policies
As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.
Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.
a) Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.
b) Property, plant and equipment and investment property
Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10
Investment property is measured and depreciated using the same criteria described for land and buildings for own use.
c) Impairment of non-current assets
Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

Telefónica, S.A. 12

Financial Statements

d) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
e) Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.
f) Related party transactions
In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).
In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is recognized in reserves.
g) Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counter-guarantee on the Company’s balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium

Telefónica, S.A. 13

Financial Statements

received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.
h) Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2017 and 2016 are as follows:

Millions of euros
Item	2017	2016
Total assets	115,066	123,641
Equity:
Attributable to equity holders of the parent	16,920	18,157
Attributable to minority interests	9,698	10,228
Revenue from operations	52,008	52,036
Profit for the year:
Attributable to equity holders of the parent	3,132	2,369
Attributable to minority interests	246	30

Telefónica, S.A. 14

Financial Statements

Note 5. Intangible assets
The movements in the items composing intangible assets and the related accumulated amortization in 2017 and 2016 are as follows:
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	230	4	—	2	236
Software	140	2	—	4	146
Other intangible assets	90	2	—	(2)	90
ACCUMULATED AMORTIZATION	(207)	(12)	—	—	(219)
Software	(131)	(7)	—	—	(138)
Other intangible assets	(76)	(5)	—	—	(81)
NET CARRYING AMOUNT	23	(8)	—	2	17
2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	254	8	(33)	1	230
Software	132	3	—	5	140
Other intangible assets	122	5	(33)	(4)	90
ACCUMULATED AMORTIZATION	(226)	(13)	33	(1)	(207)
Software	(124)	(7)	—	—	(131)
Other intangible assets	(102)	(6)	33	(1)	(76)
NET CARRYING AMOUNT	28	(5)	—	—	23

At December 31, 2017 and 2016 commitments exist to acquire intangible assets amounting to 0.5 and 1.4 million euros, respectively.
At December 31, 2017 and 2016, the Company had 182 million euros and 140 million euros, respectively, of fully amortized intangible assets.
After the merger of Terra Networks, S.A. with Telefónica, S.A., in 2006 the Company registered a goodwill, which was amortized on an annual basis until the entry into force of PGC 2007. As of December 31, 2007 that asset had a net carrying amount of 33.9 million euros. Subsequently, Telefónica, S.A. tested for impairment that asset every year, which did not disclose any need to recognise a write-down. The Company has set aside 1.6 million euros annually (5% of the net carrying amount of the asset) of its net profit to a non-distributable reserve for goodwill amortization. The balance of this reserve at December 31, 2015 was 12 million euros.
After the publication of Royal Decree 602/2016, on December, 2, 2016, modifying certain aspects in PGC 2007 such as the indefinite useful life of goodwill, among others, which was was made definite again, the Company amortized the aforementioned goodwill in a retrospective way as it had not been amortized since PGC 2007 entered into force. As of December 31, 2017 these assets have been fully amortized.

Telefónica, S.A. 15

Financial Statements

Note 6. Property, plant and equipment
The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2017 and 2016 are as follows:
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	569	22	(1)	(2)	588
Land and buildings	223	—	(1)	1	223
Plant and other PP&E items	325	1	—	3	329
Property, plant and equipment under construction and prepayments	21	21	—	(6)	36
ACCUMULATED DEPRECIATION	(364)	(14)	—	—	(378)
Buildings	(92)	(5)	—	—	(97)
Plant and other PP&E items	(272)	(9)	—	—	(281)
NET CARRYING AMOUNT	205	8	(1)	(2)	210
2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	572	8	—	(11)	569
Land and buildings	232	—	—	(9)	223
Plant and other PP&E items	323	1	—	1	325
Property, plant and equipment under construction and prepayments	17	7	—	(3)	21
ACCUMULATED DEPRECIATION	(350)	(14)	—	—	(364)
Buildings	(89)	(3)	—	—	(92)
Plant and other PP&E items	(261)	(11)	—	—	(272)
NET CARRYING AMOUNT	222	(6)	—	(11)	205
Firm commitments to acquire property, plant and equipment at December 31, 2017 and 2016 amounted to 2 million euros and 3 million euros, respectively. At December 31, 2017 and 2016, the Company had 225 million euros and 205 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 69 million euros and 70 million euros at the 2017 and 2016 year-ends, respectively. It also includes the net carrying amount of the remaining assets (mainly plant and property) of 20 and 30 million euros at December 31, 2017 and 2016, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

Telefónica, S.A. 16

Financial Statements

Note 7. Investment properties
The movements in the items composing investment properties in 2017 and 2016 and the related accumulated depreciation are as follows:
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	495	—	—	—	495
Land	94	—	—	—	94
Buildings	401	—	—	—	401
ACCUMULATED DEPRECIATION	(96)	(10)	—	—	(106)
Buildings	(96)	(10)	—	—	(106)
NET CARRYING AMOUNT	399	(10)	—	—	389
2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	486	—	—	9	495
Land	94	—	—	—	94
Buildings	392	—	—	9	401
ACCUMULATED DEPRECIATION	(85)	(11)	—	—	(96)
Buildings	(85)	(11)	—	—	(96)
NET CARRYING AMOUNT	401	(11)	—	9	399
“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid and the building of its head offices in Barcelona, known as “Diagonal 00”.
In 2017, the Company has buildings with a total area of 310,389 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 91.22% of the buildings it has earmarked for lease. In 2016, it had a total of 311,128 square meters leased, equivalent to an occupancy rate of 95.35% of the buildings earmarked for lease.
Total income from leased buildings in 2017 (see Note 19.1.a.) amounted to 45 million euros (44 million euros in 2016). Future minimum rentals receivable under non-cancellable leases are as follows:

	2017	2016
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	40	40
Between two and five years	1	5
Over 5 years	—	1
Total	41	46
The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2017 for a non-cancellable period of 12 months. The numbers also include non-cancellable lease revenues from Diagonal 00, whose contracts have an expiration date in December 2018.

Telefónica, S.A. 17

Financial Statements

The main operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

Telefónica, S.A. 18

Financial Statements

Note 8. Investments in group companies and associates
8.1. The movements in the items composing investments in Group companies and associates in 2017 and 2016 are as follows:
2017

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	65,249	2,864	(965)	(22)	—	—	(101)	67,025	122,904
Equity instruments (Cost)	91,178	4,307	(980)	(1,687)	—	—	(101)	92,717
Impairment losses	(25,929)	(1,443)	15	1,665	—	—	—	(25,692)
Loans to Group companies and associates	2,950	44	(361)	(406)	(86)	—	—	2,141	2,172
Other financial assets	12	5	—	(17)	—	—	—	—	—
Total non-current investment in Group companies and associates	68,211	2,913	(1,326)	(445)	(86)	—	(101)	69,166	125,076
Loans to Group companies and associates	3,167	3,750	(3,856)	406	(41)	—	—	3,426	3,020
Derivatives	30	10	(30)	—	—	—	—	10	10
Other financial assets	30	9	(32)	17	—	—	—	24	24
Total current investments in Group companies and associates	3,227	3,769	(3,917.8)	423	(41)	—	—	3,460	3,054
(1) Fair value at December 31, 2017 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.
2016

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	47,971	6,446	(236)	12,338	—	(619)	(651)	65,249	127,748
Equity instruments (Cost)	62,182	4,397	(285)	26,154	—	(619)	(651)	91,178
Impairment losses	(14,211)	2,049	49	(13,816)	—	—	—	(25,929)
Loans to Group companies and associates	2,313	1,853	(1,315)	191	(92)	—	—	2,950	2,985
Other financial assets	16	11	—	(15)	—	—	—	12	12
Total non-current investment in Group companies and associates	50,300	8,310	(1,551)	12,514	(92)	(619)	(651)	68,211	130,745
Loans to Group companies and associates	7,426	1,293	(5,400)	(181)	29	—	—	3,167	3,171
Derivatives	40	30	(40)	—	—	—	—	30	30
Other financial assets	38	6	(29)	15	—	—	—	30	30
Total current investments in Group companies and associates	7,504	1,329	(5,469)	(166)	29	—	—	3,227	3,231
(1) Fair value at December 31, 2016 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

Telefónica, S.A. 19

Financial Statements

The most significant transactions occurred in 2017 and 2016 as well as their accounting impacts are described below:
2017
On February 10, 2017 Telefónica and Taurus Bidco S.à.r.l. (hereinafter“KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) reached an agreement for the sale of up to 40% of the share capital of Telxius Telecom, S.A.U. in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share).
The agreement envisaged a sale of 62 million shares of Telxius Telecom, S.A.U. (representing 24.8% of its share capital) for an amount of 790.5 million euros as well as a call option over additional 38 million shares (representing 15.2% of its total share capital) for a minimum price of 484.5 million euros.
On October 24, 2017, Telefónica announced that, after obtaining all the relevant regulatory approvals, it has transferred to KKR 62 million shares of Telxius with a profit of 191 million euros. On December 13, 2017 KKR exercised the call option foreseen in the agreement over 38 million shares of Telxius Telecom, S.A.U. in exchange for 484.5 million euros resulting in an income on the "Gain on disposals" caption of the income statement amounting to 120 million euros.
The Group is carrying out a simplification process of corporate structure and pursuant to this process several mergers by absorption have been completed in 2017. The net book value of the absorbed companies has been accounted for in the surviving company as an increase in its investment cost. Therefore the cost and the impairment provision of the absorbed investments have been reversed. This movement is shown as "Tranfers" in 2017 chart of movements.
The merger transactions affecting 2017 investments are the following:

•
In September 2017 Telefónica Latinoamérica Holding, S.L. carried out a merge by absorption of Telefónica Datacorp, S.A. and Ecuador Cellular Holding, S.L., which were both direct subsidiaries of Telefónica, S.A.

•
On the same date, Telefónica Digital Holding, S.L.U. was merged and absorbed by Telefónica Digital España, S.L.U., and after this transaction the latter company becomes a direct affiliate of Telefónica, S.A.

•	In November, 2017 Telefónica Móviles Argentina Holding, S.A. was merged to Telefónica Móviles Argentina, S.A. After this transaction the Company increased its direct ownership from 21.1% to 73.2%.

•
In December 2017, Telefónica International Wholesale Services II, S.L. carried out a merge by absorption of Telefónica International Wholesale Services, S.L., which was a direct affiliate of Telefónica, S.A.

2016
Following the decision of the European Commission to prohibit the sale of Telefónica Europe, plc to the Hutchison Whampoa group, and as a consequence of the strategy approved by the Board of Directors of Telefónica at its meeting held on June 29, 2016, the investment in the company which was previously considered as a “Held for sale asset” was reclassified to the “Long Term investment in Group companies and associates” caption amounting to 12,501 million euros. The reclassification is shown in 2016 chart of movements under the “Transfers” column.
During the first semester of 2016, Telefónica decided to rearrange the assets related to infrastructures of the Group, including the telecommunication towers as well as the network of underwater and terrestrial optic fiber, unifying the concept within the same holding company (Telxius Telecom, S.A.U.). In the framework of this reorganization the following investing transactions have been made by Telefónica, S.A.:

•
On January 29, 2016, Telefónica Internacional, S.A.U. sold at its net book value the 50% of its stake in Telefónica América, S.A. to Telefónica, S.A. After this transaction Telefónica, S.A. became the sole stakeholder of Telefónica América, S.A.U. On March 7th, 2016, the company’s denomination was

Telefónica, S.A. 20

Financial Statements

changed to Telxius Telecom, S.A.U. Telxius Telecom, S.A.U. was thus designated to be the parent company of the rearranged group of the above mentioned infrastructure entities.

•
On February 16, 2016 Telefónica Móviles España, S.A.U. carried out a partial split-off of Wireless Towers, S.L.U. (a newly-incorporated company renamed after as Telxius Torres España, S.L.U.) with the aim of placing in this new company the business line of ownership and exploitation of mobile phone towers. Telefónica, S.A. recorded the split-off transaction at book value of the assets (214 million euros), and therefore it was not reflected in the chart of movements.

•
On March 28, 2016 Telefónica International Wholesale Services América, S.A. executed a capital increase of 187 million dollars fully subscribed and paid pro-rata by the shareholders. The transaction implied a disbursement of 122 million euros for Telefónica, S.A., included as “Additions” in the 2016 chart of movements. The funds were used to compensate prior years’ negative reserves before the nonmonetary contribution of the company to Telxius Telecom, S.A.U. The contribution was completed on March 31 at its book value (448 million euros), and therefore it was not reflected in the chart of movements above.

•
On March 30, 2016 Telxius Telecom, S.A.U. made a capital increase of 1,450 million euros fully subscribed and paid by the Company. On May 27, 2016 an additional capital increase was carried forward amounting to 502 million euros, also fully subscribed and paid by Telefónica, S.A. The total amount of these transactions was shown as Additions in 2016 chart.

•
On March 31, 2016, Telxius entered into a purchase agreement to acquire all the shares of Telxius Torres España, S.L.U. from Telefónica, S.A. at fair value (1,210 million euros). The profit of the transaction amounted to 996 million euros in the income statement of Telefónica, S.A.

Other movements
In 2016 the column “Dividends” contained a distribution of reserves made by Telco TE, S.p.A. amounting to 603 million euros. These reserves were originated prior to the investment in the company.
Movement in “Transfers” in “Loans to Group Companies and Associates” both 2017 and 2016 mainly includes the reclassification between long-term and current loans in accordance with the loan maturity schedule as well as the accrued interests rendered by those loans, outstanding at year end.
“Impairment losses” Transfers in both 2017 and 2016 corresponds to the reclassification of the negative carrying amount of certain investments from the non-current provisions caption (see Note 18) amounting to -22 and -163 million euros, respectively.
In 2017 and 2016, Telefónica, S.A. bought and sold the following shareholdings:

Telefónica, S.A. 21

Financial Statements

a) Acquisitions of investments and capital increases (Additions):

Millions of euros
Companies	2017	2016
Telefónica Latinoamérica Holding, S.L.	3,838	—
Telxius Telecom, S.A.U.	—	1,952
Telefónica de Contenidos, S.A.U.	—	733
Telefónica Digital Holding, S.L.U. (absorbed by Telefónica Digital España, S.L.U.)	220	301
Telefónica Móviles Argentina Group	—	327
Lotca Servicios Integrales, S.L.	85	—
Telefónica Móviles México, S.A. de C.V.	129	548
Telefónica Global Technology, S.A.U.	—	202
Other companies	35	334
Total Group companies and associates	4,307	4,397
2017
On January 26, 2017 Telefónica Latinoamérica Holding, S.L. has made a capital increase totaling 747 million euros fully subscribed and paid by Telefónica, S.A. Additionally, on December 21, 2017, Telefónica Latinoamérica Holding, S.L. increased its share capital in 3,091 million euros. The transaction has been fully subscribed and paid by the Company.
On January 12, 2017, with the aim of achieving a positive Equity figure, Telefónica Digital Holding, S.L.U. (absorbed by Telefónica Digital España, S.L.U.) has made a capital increase of 220 million euros fully subscribed and paid by the Company.
On May 4, 2017 the Company has decided to capitalize the credits granted in previous years to Lotca Servicios Integrales, S.L. amounting to 85 million euros.
On January 12, 2017 Telefónica Móviles México, S.A. de C.V. has completed a capital increase of 3,000 million Mexican pesos, equivalent to 129 million euros. The transaction has been fully subscribed and paid by Telefónica, S.A.

2016
Additions related to Telxius Telecom, S.A.U. have been fully described at the beginning of this Note. In 2016 “Other companies” included the amount of the capital increase carried out by Telefónica International Wholesale Services América, S.A. amounting to 122 million euros also detailed at the beginning of this Note.
On January 27, 2016 Telefónica de Contenidos, S.A.U. made a capital increase amounting to 733 million euros totally subscribed and paid by the Telefónica, S.A.
On April 5, 2016 and with the aim of financing its British subsidiary Telefónica Digital, Ltd., Telefónica Digital Holding, S.L.U. executed a capital increase of 301 million euros fully subscribed and paid by its shareholder Telefónica, S.A.
On May 1, 2016 Telefónica, S.A. granted Telefónica Móviles Argentina Holdings, S.A. with credits over Telefónica Móviles Argentina, S.A. amounting to a total of 1,110 million Argentinian pesos (68 million euros), including principal and accrued interests. On May 5, 2016 the Company subscribed a capital increase launched by Telefónica Móviles Argentina, S.A., pro-rata its stake, with a disbursement of 174 million Argentinian pesos, equivalent to 11 million euros. In addition, on June 16, 2016, Telefónica, S.A. made an irrevocable capital

Telefónica, S.A. 22

Financial Statements

contribution of 280 million dollars (248 million euros) in Telefónica Móviles Argentina, S.A. After this contribution the Company has increased its stake form 15.4% to 21.1%.
In order to provide Telefónica México, S.A. de C.V. with the funds needed to cancel credit lines, in December 2016 the subsidary made a capital increase amounting to 548 million euros fully subscribed and paid by its sole stakeholder, Telefónica, S.A.
As of June 22, 2016 Telefónica, S.A. capitalized all the equity loans given to its subsidiary Telefónica Global Technology, S.A.U. amounting to 202 million euros.

b) Disposals of investments and capital decreases:

Millions of euros
Companies	2017	2016
Telxius Telecom, S.A.U.	960	—
Telxius Torres España, S.L.U.	—	214
Others	20	71
Total Group companies and associates	980	285
2017
The disposal of Telxius, S.A.U. refers to the sale of shares to KKR, as fully described at the beginning of this Note.
2016
Disposal of Telxius Torres España, S.L.U. refers to the sale of this subsidiary to Telxius Telecom, S.A.U. at fair value amount (1,210 million euros), as detailed at the beginning of the Note.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. Moreover, and only for the companies where discounted cash flow analysis is not available, due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments.
As a result of these estimations and the effect of the net investment hedge in 2017, an impairment provision of 1,443 million euros was recognized (write down reversal of 2,049 million euros in 2016). This amount derives mainly from the following companies:
(a) write down of 510 million euros for Telefônica Brasil, S.A. (reverse of the write down amounting to 2,491 million euros in 2016) and 113 million euros for Sao Paulo Telecomunicaçoes, Ltda (a reversal of 705 million euros in 2016).
(b) write down, net of hedges, of 460 million euros for Telefónica Europe, plc (582 million euros, net of hedges, in 2016).
(c) reversal of write down by 96 million euros for Telefónica México, S.A. de C.V. (write down by 1,264 million euros in 2016).

Telefónica, S.A. 23

Financial Statements

(d) In 2017 no write down has been recorded for the investment of Telefónica Latinoamérica Holding, S.L. In 2016 there was a reversal of the write down of 1,133 million euros booked in 2015, mainly due to the revaluation of the Brazilian Real which had a positive impact in the investments of 36.01% stake in Telefônica Brasil, S.A.
(e) write down of 177 million euros for Telefónica Contenidos, S.A.U. (11 million euros in 2016).
(f) write down of 93 million euros for Telefónica Digital Holding, S.L.U. (232 million euros in 2016). In addition, after the merger of the company with Telefónica Digital España, S.L.U., a write down of 48 million euros in connection with this last company has been registered.

Main hypothesis used for the calculation of the discounted cash flows of investments
Brazil has suffered in 2017 adverse macro-finance effects. Firstly, and most remarkable, the appreciation of the exchange rate has resolved into an decrease in the value of the assets nominated in Brazilian reales by 14%. Secondly, even if there is an ongoing improvement in the macroeconomic scenario and more favorable financial figures, Brazilian economy growth rate in 2017 has performed 1% below its target. Whereas tax balances have improved thanks to revenue increases, uncertainties about the economic sustainability in the long term still remain because key structural changes, such as the change in the Social Security system, which would have reinforced other changes such as the government expenditure ceiling, have not been approved. The operating income before depreciation and amortization (OIBDA) margin for Brazil is in line with the average of analysts' long term forecasts for the company, at approximately 37%. With respect to capex investments, the operator will invest a percentage in line with the investment needs identified by analysts (17%). Discount rate of 10.9% is slightly lower than the rate used in 2016 (11.3%), in line with the expectations of the analysts' consensus. The perpetuity growth rate for 2017 (4.5%) is 0.5 p.p. lower than the one used in 2016 and in line with analysts' consensus for the company. It is also consistant with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and aligned with the analyst consensus for the Strategic Plan horizon (around 4%) and below the forecast nominal GDP growth rate (which oscillates around 7%). Therefore, a conservative outlook has been maintained in accordance with the analysts' expectations.
Mexican economy has behaved with fortitude despite an external complex scenario, mainly due to the growing interest rates in the United States of America and the uncertainty surrounding the North America Free Trade Agreement. The structural changes carried out in the last few years have been a turning point, solving some inefficiencies in the public and education sectors and as well as in the labor market. Within this scenario, the economic growth expectations have been increased, especially for private consumption. This magnitude has been growing around 3% on an annual basis boosted by the labor market with the lowest unemployment rate since 2006. This growth has enabled a tax deficit reduction with a primary surplus close to the figures achieved previous to the crisis. There has been an impact both in the financial markets and in the rating agencies. With respect to the financial markets, the country risk has dropped an average of 50 b.p.s. since 2016 and the volatility of the Mexican pesos exchange rate in 2017 has also been lower. As for the rating agencies, both Fitch and S&P raised their perspectives on Mexico to stable. On the other hand, offsetting the improvements in the macroeconomic scenario, in the telecommunication markets and in the mobile phone market in particular, there is still a great difference between the incumbent operator and the rest its competitors. The share of the incumbent operator is still higher than 65% in the wide bandwidth and cell phone markets in terms of total active accesses despite the change in the sector regulation carried out by the government in order to increase competence and allow the entrance of new operators in the market.
With regard to the United Kingdom, the long-term OIBDA margin for operations (24%) is within the range of the analysts' consensus. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, in United Kingdom the ratio of invest at a percentage of revenue is aligned with analysts’ estimations (around 13%). The discount rate (6.3%) is considered to have greater market risk, due to the increase in uncertainty of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts. Accordingly, the currency which is the main variable used for external adjustments because of its great commercial dependence on Europe, has suffered a 4% depreciation against euro since 2016 (comparing year-end to year-end), and therefore a negative impact in the British net assets and cash flows nominated in euros.

Telefónica, S.A. 24

Financial Statements

In the United Kingdom the perpetuity growth rate is a 1.7% showing a slight slowdown since 2016 caused by the negative effect of the inflation rate growth in the British consumers' purchasing power.

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes
Transactions carried out in 2017 that qualify for special tax treatment, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax treatment carried out in prior years are disclosed in the financial statements for those years.
On June 1, 2017, Telefónica de España, S.A.U. approved the merger by absorption of Telefónica Telecomunicaciones Públicas, S.A.U. with the subsequent dissolution of the latter and the transfer en bloc of its assets and liabilities to Telefónica de España, S.A.U. which also acquires all its rights and obligations by universal succession. This merger transaction is governed by the Special Regime of the Chapter VII, Title VII, of Spanish Income Tax Law 27/2014 of November 27.
On July 24, 2017 the deed of the merger between Telefónica International Wholesale Services II, S.L.U. and Telefónica International Wholesale Services, S.L.U. was filed. Telefónica International Wholesale Services, S.L.U. was absorbed and dissolved and its assets and liabilities were transferred en bloc to Telefónica International Wholesale Services II, S.L.U. with effects January 1, 2017. On December 21, 2017 the deed was filed in the Madrid Companies Register. The transaction is governed by the Chapter VIII, Title VII of the Consolidated Spanish Income Tax Law, approved by Legislative Royal Decree 4/2004 on March 5.
On July 27, 2017 the deed of the merger between Telefónica Digital España, S.L.U. and Telefónica Digital Holding, S.L.U. was filed. Telefónica Digital Holding, S.L.U. was absorbed and dissolved and its assets and liabilities were transferred en bloc to Telefónica Digital España, S.L.U. with effects January 1, 2017. On September 14, 2017 the deed was filed in the Madrid Companies Register. The transaction is governed by the Chapter VIII, Title VII of the Consolidated Spanish Income Tax Law, approved by Legislative Royal Decree 4/2004 on March 5.
On September 1, 2017, Telefónica Audiovisual Digital, S.L.U (TAD) completed the merge by absorption of Telefónica Studios, S.L.U. with the subsequent dissolution of the latter and the transfer in bloc of its assets and liabilities to TAD which also acquired all its rights and obligations by universal succession. This merger transaction is governed by the Special Regime of the Chapter VII, Title VII, of Spanish Income Tax Law 27/2014 of November 27.
On September 20, 2017 Telefónica Latinoamérica Holding, S.L. merged and absorbed Ecuador Cellular Holding, S.L.U., y Telefónica Datacorp, S.A.U, with the subsequent dissolution without liquidation of the two latter companies and the transfer of their equity by universal succession. As a result of this transaction, Telefónica Latinoamérica Holding, S.L. increased its equity figure by 1,232 million euros, that is the net book value of the equity of the absorbed subsidiaries. Telefónica, S.A. as sole stakeholder of these two companies recorded at the net book value, 1,278 million euros, the partial disposal of the investment in the companies as well as the capital increase in Telefónica Latinoamérica Holding, S.L. The transaction is governed by the Chapter VIII, Title VII of the Consolidated Spanish Income Tax Law, approved by Legislative Royal Decree 4/2004 on March 5.
Also in 2017 the European trans-border merger between Wayra Investigación y Desarrollo, S.L.U (absorbing company) and Wayra Ireland Limited (absorbed company) was carried out. This transaction was governed by the Trans-border European merger by absorption project with the dissolution without liquidation of the absorbed company and the transfer en bloc of its assets and liabilities as well as the rights and obligations to the absorbing company. The merger is effective on January 1, 2017. The merger agreement was approved on September 25, 2017 by the sole stakeholder of the subsidiary and it is also governed by the Special Regime of the Chapter VII, Title VII, of Spanish Income Tax Law 27/2014 of November 27.

Telefónica, S.A. 25

Financial Statements

In 2017, Telefónica I+D, S.A.U. (absorbing company) was merged with EyeOS, S.L. (absorbed company). The transaction took place as a merger by absorption, with dissolution without liquidation of the absorbed company and the subsequent transfer en bloc of its assets and liabilities and the acquisition by the absorbing company of the rights and obligations of the absorbed by universal succession. The merger agreement was approved by the sole stakeholder on June 29, 2017 and the deed was filed in Madrid Companies register on October 18, 2017. As stated in the merger agreement, the transaction is governed by he Act of Structural Amendments of private companies 3/2009, article 52.1, of April 3 as both merged companies are owned by the same stakeholder, Telefónica, S.A.
On November 2, 2017, Telefónica de España, S.A.U. carried out the merger by absorption of Iberbanda, S.A.U. with the subsequent dissolution of the latter and the transfer en bloc of its assets and liabilities to Telefónica de España, S.A.U. which also acquired the rights and obligations of Iberbanda by universal succession. The transaction is governed by the Special Regime of the Chapter VII, Title VII, of Spanish Income Tax Law 27/2014 of November 27.
On November 2, 2017, Telefónica Móviles España, S.A.U. carried out the merger by absorption of Tuenti Technologies, S.L.U. (Tuenti) with the subsequent dissolution of the latter and the transfer en bloc of its assets and liabilities to Telefónica Móviles España, S.A.U. which also acquired the rights and obligations of Tuenti by universal succession. The transaction is governed by the Special Regime of the Chapter VII, Title VII, of Spanish Income Tax Law 27/2014 of November 27.

8.5. The breakdown and maturity of loans to Group companies and associates in 2017 and 2016 are follows:

2017

Millions of euros
Company	2018	2019	2020	2021	2022	2022 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	861	—	—	—	—	—	861
Telefónica Móviles México, S.A. de C.V.	—	773	—	—	—	—	773
Telfisa Global, B.V.	733	—	—	—	—	—	733
Telefónica de España, S.A.U.	987	550	—	—	—	—	1,537
Telxius Telecom, S.A.U.	—	—	—	140	280	280	700
Telefónica Latinoamérica Holding, S.L.	484	—	—	—	—	8	492
Other companies	361	23	52	—	15	20	471
Total	3,426	1,346	52	140	295	308	5,567

Telefónica, S.A. 26

Financial Statements

2016

Millions of euros
Company	2017	2018	2019	2020	2021	2022 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	88	400	—	—	—	—	488
Telefónica Móviles México, S.A. de C.V.	—	796	—	—	—	—	796
Telefónica de Contenidos, S.A.U.	386	—	—	—	—	—	386
Telefónica de España, S.A.U.	259	—	550	—	—	—	809
Telxius Telecom, S.A.U.	8	—	—	—	140	560	708
Telefónica Latinoamérica Holding, S.L.	2,099	—	—	—	—	—	2,099
Other companies	327	139	59	176	17	113	831
Total	3,167	1,335	609	176	157	673	6,117
The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2017 consists of:

◦	a loan of 400 million euros, with maturity date in 2018, and signed in 2013 to enable this company to meet its payment obligations. These credits have 1 million euros of accrued interest receivable.

◦	dividends distributed and unpaid in December 2017 amounting to 305 million euros.
Moreover, 155 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (87 million euros in 2016).

•
At December 31, 2017 and 2016, the account receivable with Telefónica Móviles México, S.A. de C.V. amounts to 11,697 million Mexican pesos, equivalent to 496 and 538 million euros, respectively. This asset is recognised as non-current pursuant to the expected collection date at the reporting date. At December 31, 2017, accrued interest receivable totals 277 million euros (258 million euros in 2016), which forms part of the non-current balance receivable.

•	In December 2017, Telfisa Global, B.V. has distributed dividends totaling 733 million euros which are unpaid as of the date of these Financial Statements.

•	The 2017 balance of Telefónica de España, S.A.U. consists of:

◦	a 550 million euro credit facility granted and drawn down in full in November 2014 and maturing in 2019.

◦	dividends distributed and upaid in 2017 amounting to 664 million euros.

◦
Additionally, there is also a balance of 323 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (93 million euros in 2016) and accrued interest of 1 million euros.

The credit facility of 165 million euros drawn in 2016 was cancelled in 2017 on its maturity date.

•	On May 27, 2016, with the aim of enabling the necessary funds for restructuring the infrastructure business line of the Group as described at the beginning of this Note, the Company granted its

Telefónica, S.A. 27

Financial Statements

subsidiary Telxius Telecom, S.A.U. with a credit of 560 million euros at a fix interest rate and maturity in 2026 and a credit of 140 million euros and an interest rate referred to euribor maturing 2021.

•
As of December 31, 2016 the balance of unpaid dividends from Telefónica Latinoamérica Holding, S.L. amounted to 2,041 million euros. In 2017 1,650 million euros have been received, and therefore the remaining due amount is 391 million euros.

Moreover, 101 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (58 million euros in 2016).

•
At December 31, 2016, the account receivable with Telefónica de Contenidos, S.A.U. consisted of a 340 million euros participating loan awarded in 2013 and maturity date in May 2016 that was extended until May 2017 with the same principal amount and conditions, all of which has been drawn down. At maturity date the loan was cancelled and no outstanding amount related to this loan remains unpaid as of the date of these financial statements.

In addition, in 2016 46 million euros of taxes were receivable from this subsidiary for its tax expense declared in the consolidated tax return (no amounts are outstanding for this concept in 2017).

•
In 2016, under ¨Other companies¨ it was included a long term tax receivable with Telefónica Emisiones, S.A.U. amounting to 96 million euros due to the limitation of the deductibles financial expenses (calculated in the tax group). In 2017 this concept has been cancelled.

The Company has also extended 686 million euros (446 million euros in 2016) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this Note. All these amounts fall due in the short term.
Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 446 million euros (597 million euros in 2016).
Total accrued interest receivable at December 31, 2017 and 2016 included under “Current loans to group companies and associates” amount to 2 million euros.

8.6. Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2018 (see Note 19.3).

Telefónica, S.A. 28

Financial Statements

Note 9. Financial investments
9.1. The breakdown of “Financial investments” at December 31, 2017 and 2016 is as follows:
2017

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal assets at fair value	Total carrying amount	Total fair value
Non-current financial investments	340	1,087	1,422	2,849	340	2,509	—	—	912	912	902	3,761	3,751
Equity instruments	340	—	—	340	340	—	—	—	—	—	—	340	340
Derivatives (Note 16)	—	1,087	1,422	2,509	—	2,509	—	—	—	—	—	2,509	2,509
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	912	912	902	912	902
Current financial investments	—	132	661	793	—	793	—	759	5	764	764	1,557	1,557
Loans to third parties	—	—	—	—	—	—	—	759	5	764	764	764	764
Derivatives (Note 16)	—	132	661	793	—	793	—	—	—	—	—	793	793
Total financial investments	340	1,219	2,083	3,642	340	3,302	—	759	917	1,676	1,666	5,318	5,308

Telefónica, S.A. 29

Financial Statements

2016

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal assets at fair value	Total carrying amount	Total fair value
Non-current financial investments	339	1,757	2,910	5,006	339	4,667	—	—	10	10	10	5,016	5,016
Equity instruments	339	—	—	339	339	—	—	—	—	—	—	339	339
Derivatives (Note 16)	—	1,757	2,910	4,667	—	4,667	—	—	—	—	—	4,667	4,667
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	10	10	10	10	10
Current financial investments	—	716	936	1,652	—	1,652	—	42	248	290	290	1,942	1,716
Loans to third parties	—	—	—	—	—	—	—	42	248	290	290	290	64
Derivatives (Note 16)	—	716	936	1,652	—	1,652	—	—	—	—	—	1,652	1,652
Total financial investments	339	2,473	3,846	6,658	339	6,319	—	42	258	300	300	6,958	6,732
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

Telefónica, S.A. 30

Financial Statements

9.2 Held-for-trading financial assets and hedges
These two categories include the fair value of outstanding derivative financial instruments at December 31, 2017 and 2016 (see Note 16).
9.3 Available-for-sale financial assets.
This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2017 and 2016 are as follows:
December 31, 2017

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	283	—	—	—	30	313
Promotora de Informaciones, S.A. (PRISA)	56	—	(30)	—	1	27
Total	339	—	(30)	—	31	340
December 31, 2016

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	298	—	—	(9)	(6)	283
Other companies	86	35	(68)	—	3	56
Total	384	35	(68)	(9)	(3)	339
In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.
Banco Bilbao Vizcaya Argentaria, S.A.
The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.). The effect recorded in 2016 under "other movements", relates to the sale of rights to scrip dividends that the bank distributed.
At December 31, 2017 Telefónica, S.A.'s investment in BBVA represents 0.66% of that company's share capital.
Promotora de Informaciones, S.A. (Prisa)
In 2017 a write down of the investment in Prisa amounting to 30 million euros has been recorded under the caption of "Losses on available-for-sale investments" caption.

Telefónica, S.A. 31

Financial Statements

9.4 Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2017 and 2016 is as follows:

Millions of euros	2017	2016
Other non-current financial assets:
Investment properties	10	10
Collateral guarantees	902	—
Other current financial assets:
Loans to third parties	759	42
Other current financial assets	5	248
Total	1,676	300
“Other current financial assets” included in 2016 240 million euros of the collateral funds reinvested in BBVA (see Notes 12 and 20). This concept has been reclassified as a non-current asset in 2017 in accordance with the underlying derivative instruments which it relates to.

9.4.1 Loans to third parties
In 2017 Telefónica, S.A. has opened bank deposit contracts with a maturity period between 3 and 12 months totaling 700 million euros. This caption also included third party option premium which are due and are still unpaid amounting to 57 million euros, as well as the outstanding interest revenues of 2 million euros.
In June 2015, when the sale of the shares of Telecom Italia, S.p.A. was completed, Telefónica arranged several hedging instruments which would allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that were necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A. (see Note 13). This “Equity Swap” contract envisaged a premium for Telefónica, S.A. that was quarterly cashed until the contract vesting in 2017. After the vesting of the bonds detailed in Note 13 of these Financial Statements the asset has also been cancelled (41 million euros as current asset at December 31, 2016).

Telefónica, S.A. 32

Financial Statements

Note 10. Trade and other receivables
The breakdown of “Trade and other receivables” at December 31, 2017 and 2016 is as follows:

Millions of euros	2017	2016
Trade receivables	1	3
Trade receivables from Group companies and associates	263	247
Other receivables	—	16
Employee benefits receivable	1	—
Tax receivables (Note 17)	310	181
Total	575	447
“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand (brand fee) and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from Group companies and associates” in 2017 and 2016 include balances in foreign currency equivalent to 100 million and 117 million euros, respectively.
In 2017 these amounts relate to receivables in US dollars and Venezuelan bolivars. The balance in Venezuelan bolivars has arisen in 2017 by the change in the brand fee contract, which is being invoiced in that currency since March 31, 2017.
In 2016 these amounts were entirely related to receivables in US dollars.
These balances give rise to exchange rate losses in the income statement of 15 million euros in 2017 (3 million euros of exchange rate losses in 2016).

Telefónica, S.A. 33

Financial Statements

Note 11. Equity
11.1 Capital and reserves
a) Share capital
2017
On September 20, 2017, the public deed evidencing the conversion of bonds, share capital increase and amortization of bonds was registered, on which were issued 154,326,696 new ordinary shares, of a nominal value of 1 euro each, within the framework of the conversion of the bonds mandatorily convertible into shares of Telefónica, S.A. that were issued by its wholly owned subsidiary, Telefónica Participaciones, S.A.U. on September 24, 2014, guaranteed by Telefónica, S.A. As a result of the aforementioned conversion and the referred capital increase, the share capital of Telefónica, S.A. was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro each of them.
At December 31, 2017, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
2016
On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.
On December 7, 2016, the deed of a share capital increase of 137,233,781 euros ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.
Authorizations by Shareholders’ Meeting
With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares (with or without a share premium) and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.
Pursuant to the aforementioned authorizations, as of December 2017, the Board of Directors is empowered to increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
In addition, at the May 30, 2014 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These

Telefónica, S.A. 34

Financial Statements

securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.
At December 31, 2017 and 2016, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
(1) Millions of euros

The movement in treasury shares of Telefónica, S.A.during the years 2017 and 2016 is as follows:

Number of shares
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan (see Note 19.3)	(2,869,334)
Share redemption	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Employee share option plan (see Note 19.3)	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions
There have been no acquisitions of treasury shares in 2017 (668 million euros in 2016).
Share redemption and disposals
In 2017 there has been no share redemption or disposals of treasury shares.
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totaling 813 million euros were cancelled.
Employee share option plan
Treasury shares sold, including share plans redemptions, in 2017 and 2016 amount to 37 million euros and 26 million euros, respectively.

Telefónica, S.A. 35

Financial Statements

On July 31, 2017 the third phase of the Global Employee Share Plan (“the GESP”) matured and 3,187,055 treasury shares were delivered to Group employees who met the established requirements.
On September 30, 2017 the first phase of the “Performance and Investment Plan 2014-2017” (“PIP 2014-2017”) and the first phase of the "Talent for the Future Share Plan" (TFSP1) ended. No shares have been delivered to Telefónica Group executives or managers (see Note 19).
On June 30, 2016 the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” ("PIP 2013-2016") ended. No shares were delivered to Telefónica Group Management.

Other movements
On March 14, 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72 million of its treasury shares in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. On the same date, this stake was sold at the same price to Telefónica Germany Holdings, GMBH so that, at 2017 year end, Telefónica, S.A. has no direct participation in Telefónica Deutschland Holding AG and the transfer of the stake has not had impact in the income statement.
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 35.2 million of Telefónica shares in 2017 and 2016, recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.
b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2016 the balance of this reserve amounted to 985 million euros. The General Shareholders’ Meeting held on June 9, 2017 approved the allocation of 2 million euros with a charge to the profit of exercise 2016. At December 31, 2017, after the capital increase carried forward in 2017, the Company needs to increase the legal reserve by 51 million euros until the legal reserve is fully constituted. The proposed appropriation of profit in 2017 includes an allocation of that amount.
c) Other reserves
“Other reserves” includes:

•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2017 and 2016, an amount of 6 and 8 million euros, respectively, corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2017 and 2016 was 78 million euros and 85 million euros, respectively.

•
Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2016 new reserves for share redemption capital amounting to 74 million euros were created. In 2017, no additional amount has been recorded. The

Telefónica, S.A. 36

Financial Statements

cumulative amount of the reserve for cancelled share capital at December 31, 2017 and 2016 totals 731 million euros.

•
Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a non-distributable reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.

•	In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years.
d) Dividends
Dividend distribution in 2017
Approval was given at the General Shareholders Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.
Dividend distribution in 2016
Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.
On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approval to pay a scrip dividend amounting to approximately 0.35 per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. The payment was made on December 7, 2016, with and impact in equity amounting to 500 million euros.
The shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.

e) Other equity instruments
On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of bonds necessarily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer. On the same date, Telefónica, S.A. issued bonds with the same amount and characteristics of the previously detailed bond and a derivative instrument (warrant) in order to hedge the conversion price of the bonds. These bonds were wholly acquired by Telefónica Participaciones, S.A.U.
At the issuance date, in the balance sheet of Telefónica, S.A. the present value of the coupons was recorded as debt, the warrant was accounted as long term liabilities to group companies and the remaining amount of 1,206 million euros was recorded as “other net equity instruments”.
As explained in section a) of this same Note, at maturity of the notes, Telefónica, S.A. on behalf of Telefónica Participaciones, S.A.U. delivered a total of 154,341,669 shares of Telefónica S.A. at a conversion price of 9.7174 euros per share (minimum conversion price after the standard adjustments included in the terms of the notes).

Telefónica, S.A. 37

Financial Statements

In order to meet the conversion of the notes, Telefónica S.A. issued 154,326,696 new shares in execution of a capital increase and delivered 14,973 treasury shares.

11.2 Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2017 and 2016 are as follows:
2017

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	8	2	2	30	—	42
Cash flow hedges (Note 16)	(674)	(191)	48	161	(41)	(697)
Total	(666)	(189)	50	191	(41)	(655)
2016

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	11	13	(3)	(17)	4	8
Cash flow hedges (Note 16)	(801)	477	(119)	(308)	77	(674)
Total	(790)	490	(122)	(325)	81	(666)

Telefónica, S.A. 38

Financial Statements

Note 12. Financial liabilities
The breakdown of “Financial liabilities” at December 31, 2017 and 2016 is as follows:
2017

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,038	1,758	2,796	—	2,796	—	45,160	48,409	47,956	51,205
Payable to Group companies and associates	—	—	—	—	—	—	40,642	43,821	40,642	43,821
Bank borrowings	—	—	—	—	—	—	4,186	4,244	4,186	4,244
Derivatives (Note 16)	1,038	1,758	2,796	—	2,796	—	—	—	2,796	2,796
Other financial liabilities	—	—	—	—	—	—	332	344	332	344
Current financial liabilities	119	133	252	—	252	—	15,201	15,226	15,453	15,478
Payable to Group companies and associates	—	—	—	—	—	—	14,101	14,128	14,101	14,128
Bank borrowings	—	—	—	—	—	—	896	894	896	894
Bonds and other marketable debt securities	—	—	—	—	—	—	204	204	204	204
Derivatives (Note 16)	119	133	252	—	252	—	—	—	252	252
Total financial liabilities	1,157	1,891	3,048	—	3,048	—	60,361	63,635	63,409	66,683

Telefónica, S.A. 39

Financial Statements

2016

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,721	963	2,684	—	2,684	—	41,839	45,248	44,523	47,932
Payable to Group companies and associates	—	—	—	—	—	—	37,274	40,680	37,274	40,680
Bank borrowings	—	—	—	—	—	—	4,427	4,430	4,427	4,430
Derivatives (Note 16)	—	963	2,684	—	2,684	—	—	—	2,684	2,684
Other financial liabilities	—	—	—	—	—	—	138	138	138	138
Current financial liabilities	628	51	679	—	679	—	16,179	16,274	16,858	16,953
Payable to Group companies and associates	—	—	—	—	—	—	13,146	13,233	13,146	13,233
Bank borrowings	—	—	—	—	—	—	1,635	1,637	1,635	1,637
Bonds and other marketable debt securities	—	—	—	—	—	—	1,158	1,164	1,158	1,164
Derivatives (Note 16)	628	51	679	—	679	—	—	—	679	679
Other financial liabilities	—	—	—	—	—	—	240	240	240	240
Total financial liabilities	2,349	1,014	3,363	—	3,363	—	58,018	61,522	61,381	64,885
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.
The entire amount of “Other financial liabilities” in 2016 was related to the received deposit of 240 million as collateral guarantees with BBVA (see Note 9 and 20). In 2017 this concept is posted as non-current according to the dues of the financial derivatives which it relates to.

Telefónica, S.A. 40

Financial Statements

Note 13. Bonds and other marketable debt securities
13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2017 and 2016 are as follows:
2017

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	788	370	1,158
Additions	—	428	428
Disposals	(774)	(594)	(1,368)
Revaluation and other movements	(14)	—	(14)
Closing balance	—	204	204
Details of maturities:
Non-current	—	—	—
Current	—	204	204
2016

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	820	65	885
Additions	—	374	374
Disposals	—	(69)	(69)
Revaluation and other movements	(32)	—	(32)
Closing balance	788	370	1,158
Details of maturities:
Non-current	—	—	—
Current	788	370	1,158
The balance of “Non-convertible debentures and bonds” in 2016 was referred to Telefónica’s bond issuance made on July 24, 2014 amounting to 750 million euros. The bonds were mandatorily exchangeable into ordinary shares of Telecom Italia, S.p.A, maturing on July 24, 2017.
At the maturity date, on July 24, 2017, the Company has fulfilled its commitments to deliver the shares with the vesting of the equity swap instrument arranged for that purpose (see Note 9.4). This movement is shown as disposals in the 2017 chart of movements.
Under ¨Revaluation and other movements¨ in 2016 the payment of the coupon for that issuance amounting to 45 million euros was included.
At December 31, 2017 there are no debentures and bonds outstanding. Maturities of the nominal amounts of debenture and bond issues at December 31, 2016 were as follows:

Telefónica, S.A. 41

Financial Statements

2016

Millions of euros			Maturity
Name	Interest rate	% interest rate	2017	2018	2019	2020	2021	Subsequent years	TOTAL
DEBENTURES AND BONDS:
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%	750	—	—	—	—	—	750
Total issues			750	—	—	—	—	—	750
13.2 At December 31, 2017, Telefónica, S.A. had a corporate promissory note programme registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 million; can be increased to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
At December 31, 2017 the outstanding balance on this promissory note programme is 204 million euros (370 million euros in 2016).
13.3 The average interest rate during 2017 on debentures and bonds outstanding during the year was 6.17% (6.01% in 2016) and the average interest rate on corporate promissory notes was -0.090% (0.045% in 2016).

Telefónica, S.A. 42

Financial Statements

Note 14. Interest-bearing debt and derivatives
14.1 The balances at December 31, 2017 and 2016 are as follows:
December 31, 2017

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	896	4,186	5,082
Derivative financial liabilities (Note 16)	252	2,796	3,048
Total	1,148	6,982	8,130
December 31, 2016

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	1,635	4,427	6,062
Derivative financial liabilities (Note 16)	679	2,684	3,363
Total	2,314	7,111	9,425

14.2 The nominal values of the main interest-bearing debts at December 31, 2017 and 2016 are as follows:

2017

Description	Value Date	Maturity Date	Currency	Limit 12/31/17 (millions)	Balance (million of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	153	128
Structured Financing (*)	02/22/13	01/31/23	USD	551	460
Structured Financing (*)	08/01/13	10/31/23	USD	446	371
Bilateral (1)	06/26/14	06/26/19	EUR	1,500	1,500
Structured Financing (*)	12/11/15	03/11/26	USD	679	566
Structured Financing (*)	12/11/15	03/11/26	EUR	469	423
Bilateral loan	02/23/16	02/23/21	EUR	100	100
Loan	03/08/16	03/08/21	EUR	300	300
Bilateral loan	10/24/16	03/19/19	EUR	150	150
Credit	03/27/13	03/14/20	EUR	200	167
Credit	12/27/02	12/27/18	EUR	380	292

(1)
On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019. Facility with amortization schedule.

(*) Facility with amortization schedule, showing in the column "Limit 12/31/17" the undrawn amount.

Telefónica, S.A. 43

Financial Statements

2016

Description	Value Date	Maturity Date		Limit Currency (millions)	December 31, 2017	Balance (million of euros)
Structured financing(*)	5/3/2011	7/30/2021		USD	200	190
Structured financing (*)	2/22/2013	1/31/2023		USD	669	635
Structured financing (*)	8/1/2013	10/31/2023		USD	532	505
Syndicated facility (1)	2/18/2014	2/18/2021	(1)	EUR	3,000	—
Bilateral	6/26/2014	6/26/2018	(2)	EUR	1,500	1,500
Syndicated facility (2)	2/19/2015	2/19/2022	(3)	EUR	2,500	550
Bilateral	6/30/2015	6/30/2020		EUR	200	200
Syndicated facility (3)	11/17/2015	2/15/2019		EUR	1,500	—
Structured financing (*)	12/11/2015	3/11/2026		USD	737	324
Structured financing (*)	12/11/2015	3/11/2026		EUR	492	240
Bilateral loan	2/23/2016	2/23/2019		EUR	100	100
Bilateral loan	2/23/2016	2/23/2021		EUR	100	100
Loan	3/8/2016	3/8/2021		EUR	300	300
Bilateral loan	10/24/2016	3/19/2019		EUR	300	300
(*) Facilities with amortization schedule.
(1) Extended for 12 additional months of the syndicated facility signed in February 2014.
(2) Extended for 12 additional months of the syndicated facility signed in February 2015
(3) On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.

14.3 Maturities of balances at December 31, 2017 and 2016 are as follows:

December 31, 2017	Maturity
Millions of euros	2018	2019	2020	2021	2022	Subsequent years	Closing balance
Loans with financial entities	896	1,799	461	540	322	1,064	5,082
Derivative financial liabilities (Note 16)	252	209	820	440	174	1,153	3,048
Total	1,148	2,008	1,281	980	496	2,217	8,130

December 31, 2016	Maturity
Millions of euros	2017	2018	2019	2020	2021	Subsequent years	Closing balance
Loans with financial entities	1,635	1,159	702	380	965	1,221	6,062
Derivative financial liabilities (Note 16)	679	298	348	1,003	515	519	3,363
Total	2,314	1,457	1,050	1,383	1,480	1,740	9,425

Telefónica, S.A. 44

Financial Statements

14.4    Interest-bearing debt arranged or repaid in 2017 mainly includes the following:

Description	Limit 12/31/17 (millions)	Currency	Outstanding balance 12/31/2017 (million euros)	Arrangement date	Maturity date	Drawdown 2017 (million euros)	Repayment 2017 (million euros)
Syndicated facility	2,500	EUR	—	02/19/15	02/19/22	—	(550)
Structured financing (*)	679	USD	566	12/11/15	03/11/26	329	(48)
Structured financing (*)	469	EUR	423	12/11/15	03/11/26	217	(34)
Structured financing (1)(*)	—	EUR	—	06/13/14	12/15/17	—	(185)
Bilateral loan (2)	—	EUR	—	02/23/16	02/23/17	—	(100)
Bilateral loan (3)	—	EUR	—	11/13/15	05/16/17	—	(100)
Bilateral loan (4)	1,500	EUR	1,500	06/26/14	06/26/19	—	—
Bilateral loan (5)	—	EUR	—	06/30/15	12/29/17	—	(200)
Bilateral loan (6)	150	EUR	150	10/24/16	03/19/19	—	(150)
Credit facility	380	EUR	292	12/27/02	12/27/20	292	—
Credit facility	200	EUR	167	03/27/13	03/14/20	167	—

(1) On December 15, 2017 an early repayment was made for the long-term financing originally scheduled to mature in 2019.
(2) On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2019.
(3) On May 16, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2020.
(4) On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.
(5) On December 29, 2017 an early repayment was made for the 200 million euros bilateral loan originally scheduled to mature in 2020.
(6)On December 19, 2017 an early repayment was made for 150 million euros of the 300 million euros bilateral loan originally scheduled to mature in 2019.
(*) Facility with amortization schedule, showing in the column "Limit 12/31/17" the undrawn amount.

On March 30, 2017 an early cancellation was made for the 1,500 million euros syndicated credit facility (undrawndown at the cancellation date) originally scheduled to mature in 2019.

14.5    Average interest on loans and borrowings
The average interest rate in 2017 on loans and borrowings denominated in euros was 0.47% (0.566% in 2016) and 2.516% (2.066% in 2016) for foreign-currency loans and receivables.

14.6    Unused credit facilities
The balances of loans and borrowings relate only to amounts drawn down.
At December 31, 2017 and 2016, Telefónica had undrawn credit facilities amounting to 9,967 million euros and 10,302 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2017 and 2016 is not subject to compliance with financial ratios (covenants).

Telefónica, S.A. 45

Financial Statements

Note 15. Payable to group companies and associates
15.1 The breakdown of payable to group companies and associates at the 2017 and 2016 year ends is as follows:

December 31, 2017

Millions of euros	Non-current	Current	Total
Loans	40,610	13,569	54,179
Trade payables to Group companies and associates	—	264	264
Derivatives (Note 16)	3	6	9
Payable to subsidiaries due to taxation on a consolidated basis	29	262	291
Total	40,642	14,101	54,743
December 31, 2016

Millions of euros	Non-current	Current	Total
Loans	37,218	12,365	49,583
Trade payables to Group companies and associates	6	239	245
Derivatives (Note 16)	18	202	220
Payable to subsidiaries due to taxation on a consolidated basis	32	340	372
Total	37,274	13,146	50,420
The maturity of these loans at the 2017 and 2016 year ends is as follows (figures in millions of euros):

December 31, 2017

Company	2018	2019	2020	2021	2022	2023 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,248	3,491	4,632	3,389	3,641	15,454	34,856
Telefónica Europe, B.V.	2,052	849	1,421	622	995	5,538	11,476
Telfisa Global, B.V.	7,269	—	—	—	—	—	7,269
Telefónica Participaciones, S.A.U.	—	—	—	—	—	578	578
Total	13,569	4,340	6,053	4,011	4,636	21,570	54,179

December 31, 2016

Company	2017	2018	2019	2020	2021	2022 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	5,901	3,902	3,467	4,853	3,588	13,031	34,742
Telefónica Europe, B.V.	2,814	1,121	848	1,445	621	3,771	10,620
Telfisa Global, B.V.	3,577	—	—	—	—	—	3,577
Telefónica Participaciones, S.A.U.	73	—	—	—	571	—	644
Total	12,365	5,023	4,315	6,298	4,780	16,802	49,583

Telefónica, S.A. 46

Financial Statements

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2017 amounting 11,476 million euros (10,620 million euros in 2016). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2017 of 4.55% (4.20% in 2016). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,026 million euros (6,052 million euros in 2016), bonds and debentures amounting to 1,542 million euros (1,686 million euros in 2016) and commercial paper amounting to 1,850 million euros (2,630 million euros in 2016).
Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2017 was 34,856 million euros (34,742 million euros in 2016). This financing is arranged as loans in between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programmes of Telefónica Emisiones, S.A.U. The average interest rate in 2017 was 3.86% (4.26% in 2016). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2017 by tapping the European, American and Taiwanese capital markets, issuing bonds totaling 7,324 million euros (4,900 million euros in 2017).
The characteristics of the main bonds issued during 2017 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	1/17/2017	1/17/2025	1,250	EUR	1,250	1.528%
EMTN bond	1/17/2017	10/17/2028	500	EUR	500	2.318%
EMTN bond	1/25/2017	1/25/2019	150	EUR	150	EURIBOR 3M + 0.40%
SHELF Bond	3/8/2017	3/8/2027	1,500	USD	1,251	4.103%
SHELF Bond	3/8/2017	3/8/2047	2,000	USD	1,667	5.213%
EMTN bond (retap)	3/17/2017	10/17/2028	200	EUR	200	2.318%
EMTN bond	4/18/2017	4/18/2037	200	USD	167	4.9%
SHELF bond (retap)	4/28/2017	3/8/2047	500	USD	417	5.213%
EMTN bond	9/12/2017	1/12/2028	1,250	EUR	1,250	1.715%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2017 and 2016 as a result of fair value interest rate and exchange rate hedges.
Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and since 2016, Spain. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 7,269 million euros in 2017 (3,577 million euros in 2016).
Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2017 totals 578 million euros (644 million euros in 2016). The 2017 financing corresponds to these two concepts:

•
A loan with a principal of 600 million euros at an annual interest rate of 0.25%; which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. at March 9, 2016. These bonds are benchmarked against the value of Telefónica S.A. shares, with an aggregate nominal amount of 600 million euros, an issue price of 101.25% and 5-year maturity.

Telefónica, S.A. 47

Financial Statements

•
The actual value of the interests from a bond issuance launched on September 24, 2014 by Telefónica, S.A. and fully subscribed by Telefónica Participaciones, S.A.U., 3-year maturity and an annual coupon of 4.90%. These bond issuance has been matured and cancelled during 2017 (see Note 11). There is no value pending to pay at December 31, 2017, for this second concept.

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 291 million euros and 372 million euros at December 31, 2017 and 2016, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.
The main amounts here correspond to Telefónica Latinoamérica Holding, S.L. for 39 million euros (228 million in 2016), Telefónica Digital España, S.L.U. for 34 million euros (26 million in 2016) and to Latin American Cellular Holing S.L. for 168 million euros.

Telefónica, S.A. 48

Financial Statements

Note 16. Derivative financial instruments and risk management policies
a) Derivative financial instruments
During 2017, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2017, the total outstanding balance of derivatives transactions was 116,580 million euros (126,938 million euros in 2016), of which 92,948 million euros related to interest rate risk and 23,632 million euros to foreign currency risk. In 2016, 105,303 million euros related to interest rate risk and 21,635 million euros to foreign currency risk.
It should be noted that at December 31, 2017, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 1,637 million euros (1,739 million euros in 2016). At year-end 2017 and 2016, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.
The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2017, their notional amounts at year end and the expected maturity schedule is as follows:

Telefónica, S.A. 49

Financial Statements

2017
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	67,355
Fixed to fixed	390	390	EUR	390	EUR
Fixed to floating	34,020	34,020	EUR	34,020	EUR
Floating to fixed	32,945	32,945	EUR	32,945	EUR
Foreign currency interest rate swaps	23,523
Fixed to floating
CHFCHF	534	625	CHF	625	CHF
GBPGBP	3,865	3,430	GBP	3,430	GBP
JPYJPY	74	10,000	JPY	10,000	JPY
USDUSD	17,026	20,421	USD	20,421	USD
Floating to fixed
GBPGBP	1,217	1,080	GBP	1,080	GBP
USDUSD	807	968	USD	968	USD
Exchange rate swaps	16,040
Fixed to fixed
EURBRL	138	138	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to fixed
USDEUR	702	765	USD	702	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
JPYEUR	101	10,000	JPY	101	EUR
USDEUR	12,441	14,849	USD	12,441	EUR
Forwards	7,592
BRLEUR	9	33	BRL	9	EUR
CLPEUR	1	640	CLP	1	EUR
CZKEUR	67	1,708	CZK	67	EUR
EURBRL	728	728	EUR	2,889	BRL
EURCLP	367	367	EUR	270,421	CLP
EURGBP	3,056	3,056	EUR	2,712	GBP
EURMXN	1	1	EUR	18	MXN
EURUSD	1,269	1,269	EUR	1,522	USD
GBPEUR	1,021	906	GBP	1,021	EUR
GBPUSD	1	1	GBP	1	USD
USDBRL	20	24	USD	77	BRL
USDCLP	3	4	USD	2,353	CLP

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Financial Statements

USDCOP	1	1	USD	4,130	COP
USDEUR	1,018	1,216	USD	1,018	EUR
USDGBP	28	33	USD	25	GBP
USDPEN	2	3	USD	9	PEN
Swaption	425
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	220	220	EUR	220	EUR
Subtotal	114,935

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	1,645
Caps&Floors	1,645
GBP	845	750	GBP
EUR	800	800	EUR
Currency options	—
USDEUR	120	120	EUR
EURUSD	(120)	(120)	EUR
Subtotal	1,645
TOTAL	116,580
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes	200	—	200	—	—
Pension Plans	5,009	700	1,145	935	2,229
Loans	21,041	4,158	7,838	4,525	4,520
in national currency	14,635	2,425	6,600	1,660	3,950
in foreign currencies	6,406	1,733	1,238	2,865	570
Debentures and bonds MtM	63,822	7,696	18,311	13,470	24,345
in national currency	18,767	2,200	8,250	2,917	5,400
in foreign currencies	45,055	5,496	10,061	10,553	18,945
Other underlying*	26,508	13,851	5,647	3,030	3,980
CCS	390	73	317	—	—
Forward	7,591	7,591	—	—	—
IRS	18,527	6,187	5,330	3,030	3,980
Total	116,580	26,405	33,141	21,960	35,074
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries

Telefónica, S.A. 51

Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2016, their notional amounts at year end and the expected maturity schedule is as follows:

2016
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	79,252
Fixed to fixed	265	265	EUR	265	EUR
Fixed to floating	44,866	44,899	EUR	44,866	EUR
Floating to fixed	34,121	34,121	EUR	34,121	EUR
Foreign currency interest rate swaps	23,939
Fixed to floating
CHFCHF	582	625	CHF	625	CHF
CZKCZK	194	5,250	CZK	5,250	CZK
GBPGBP	4,203	3,595	GBP	3,595	GBP
JPYJPY	81	10,000	JPY	10,000	JPY
USDUSD	15,469	16,304	USD	16,304	USD
Floating to fixed
CZKCZK	46	1,250	CZK	1,250	CZK
GBPGBP	1,391	1,190	GBP	1,190	GBP
USDUSD	1,973	2,079	USD	2,079	USD
Exchange rate swaps	11,836
Fixed to fixed
EURBRL	159	163	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
JPYEUR	101	10,000	JPY	101	EUR
USDEUR	8,918	11,417	USD	8,918	EUR
Forwards	7,526
BRLEUR	56	203	BRL	(56)	EUR
CLPEUR	1	840	CLP	(1)	EUR
CZKEUR	47	1,250	CZK	(46)	EUR
EURBRL	573	573	EUR	(1,969)	BRL
EURCLP	208	208	EUR	(146,800)	CLP
EURGBP	2,614	2,614	EUR	(2,236)	GBP
EURMXN	1	1	EUR	(21)	MXN
EURUSD	1,849	1,849	EUR	(1,949)	USD
GBPEUR	1,011	860	GBP	(1,011)	EUR
GBPUSD	3	3	GBP	(3)	USD
USDBRL	22	22	USD	(76)	BRL

Telefónica, S.A. 52

Financial Statements

USDCLP	4	4	USD	(2,824)	CLP
USDCOP	3	4	USD	(10,691)	COP
USDEUR	1,113	1,182	USD	(1,113)	EUR
USDGBP	19	21	USD	(17)	GBP
USDPEN	2	2	USD	(8)	PEN
Swaption	435
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	230	230	EUR	230	EUR
Subtotal	122,988

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	1,677
Caps&Floors	1,677
GBP	877	750	GBP
EUR	800	800	EUR
Currency options	2,273
USDEUR	1,558	1,558	EUR
EURUSD	715	715	EUR
Subtotal	3,950
TOTAL	126,938

Telefónica, S.A. 53

Financial Statements

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes and Commercial Paper	1,460	160	50	1,250	—
Pension plans	5,160	375	1,155	955	2,675
Loans	30,939	3,024	8,761	7,477	11,677
in national currency	20,310	1,625	5,400	5,360	7,925
in foreign currencies	10,629	1,399	3,361	2,117	3,752
Debentures and bonds MtM	59,074	10,363	14,298	26,531	7,882
in national currency	26,800	8,550	7,750	9,000	1,500
in foreign currencies	32,274	1,813	6,548	17,531	6,382
Other underlying*	30,305	16,255	5,467	3,265	5,318
CCS	1,237	910	77	250	—
Currency options	2,470	2,470	—	—	—
Forward	6,721	6,721	—	—	—
IRS	19,877	6,154	5,390	3,015	5,318
Total	126,938	30,177	29,731	39,478	27,552
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.
The fair value of Telefónica, S.A derivatives portfolio with external counterparties at December 31, 2017 was equivalent to a net asset of 254 million euros (net asset of 2,956 million euros in 2016).
b) Risk management policy
Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:
Exchange rate risk
Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.
Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Telefónica, S.A. 54

Financial Statements

Share price risk
Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.
Other risks
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Risk management
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2017, the net financial debt in pounds sterling was approximately 1.97 times the value of the business' OIBDA in 2017 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2017, the net financial debt denominated in pounds sterling was equivalent to 3,089 million euros, which is more than the 2,828 million euros at December 31, 2016.

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Financial Statements

Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the euro, which is Telefónica S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
Interest rate risk
The Telefónica´s financial expenses are exposed to changes in interest rates. In 2017 Euribor, the dollar Libor and the pound sterling Libor were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.
Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.
To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2017 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.
To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2017 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.
In both cases, only transactions with external counterparties have been considered.

	Impact on Consolidated net income	Impact on P/L Telefónica, S.A.	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(91)	(22)	335	365
-100bp	74	4	(331)	(365)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.
According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase,

Telefónica, S.A. 56

Financial Statements

whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2017 to cover shares deliverable under the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefonica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefonica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

Telefónica, S.A. 57

Financial Statements

When managing credit risk, Telefonica considers the use of CDS, novations, derivatives with break clauses and signing CSA´s under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives Policy
Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

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Financial Statements

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.
Hedge accounting
Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.
Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.
Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2017 the Company recognized a loss of 6.28 million euros for the ineffective part of cash flow hedges (a profit of 1.19 million euros in 2016).
The fair value of Telefónica, S.A. derivatives with third parties amounted to a positive MTM (accounts receivable) of 254 million euros in 2017 (2,956 million euros in 2016).
The fair value of Telefónica, S.A. intragroup derivatives amounted to a positive MTM (accounts receivable) of +1 million euros in 2017 (-190 million euros in 2016).
The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2017 and 2016 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

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2017

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2018	2019	2020	Subsequent years	Total
Interest rate hedges	(159)	(1,407)	(780)	1,690	577	80
Cash flow hedges	246	(900)	(650)	1,523	1,844	1,817
Fair value hedges	(405)	(507)	(130)	167	(1,267)	(1,737)
Exchange rate hedges	341	1,266	621	2,219	4,720	8,826
Cash flow hedges	341	1,266	621	2,219	4,720	8,826
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	(389)	308	962	800	3,744	5,814
Cash flow hedges	(389)	308	962	800	3,744	5,814
Fair value hedges	—	—	—	—	—	—
Net investment Hedges	16	(2,168)	—	—	—	(2,168)
Other derivatives	(63)	(3,418)	1,766	(495)	(3,401)	(5,548)
Interest rate	(123)	(3,035)	1,840	(495)	(3,401)	(5,091)
Exchange rate	(9)	(1,193)	(74)	—	—	(1,267)
Other	69	810	—	—	—	810
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
2016

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(229)	(334)	(396)	(667)	383	(1,014)
Cash flow hedges	323	(240)	150	(500)	2,950	2,360
Fair value hedges	(552)	(94)	(546)	(167)	(2,567)	(3,374)
Exchange rate hedges	(1,094)	(955)	1,137	323	2,760	3,265
Cash flow hedges	(1,063)	834	1,170	359	2,760	5,123
Fair value hedges	(31)	(1,789)	(33)	(36)	—	(1,858)
Interest and exchange rate hedges	(1,507)	111	367	1,187	4,527	6,192
Cash flow hedges	(1,507)	111	367	1,187	4,527	6,192
Other derivatives	(126)	1,819	(331)	(437)	(3,052)	(2,001)
Interest rate	(5)	1,232	(471)	(456)	(3,168)	(2,863)
Exchange rate	(84)	—	140	19	116	275
Other	(37)	587	—	—	—	587
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

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Financial Statements

Note 17. Income tax
Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2017 and 2016 comprised 45 and 58 companies, respectively.
Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.
Tax balances as of December 31, 2017 and 2016 are as follows:

Millions of euros	2017	2016
Tax receivables:	3,167	3,144
Deferred tax assets:	2,857	2,963
Deferred income tax (income)	406	479
Long-term tax credits for loss carryforwards	1,060	1,174
Unused tax deductions	1,391	1,310
Current tax receivables (Note 10):	310	181
Withholdings	19	14
Corporate income tax payable	284	152
VAT and Canary Islands general indirect tax refundable	7	15
Tax payable:	680	645
Deferred tax liabilities:	427	571
Current payables to public administrations (Note 18):	253	74
Personnel income tax withholdings	4	6
Withholding on investment income, VAT and other	247	66
Social security	2	2
Telefónica, S.A. has tax credits for loss carryforwards, unused by Tax Group in Spain at December 31, 2017 amounting to 8,346 million euros (gross):

2017/12/31	Total carryforwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	8,095	237	7,858	4,240
Prior to Tax Group loss carryforwards (*)	251	—	251	—
(*) Unused tax credits for loss carryforwards
Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2017 therefore amounts to 1,060 million euros (1,174 million euros in 2016).
During 2017, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 131 million euros (150 million euros in 2016).

17.1 Movement in deferred tax assets and liabilities
The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2017 and 2016 are as follows:

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Financial Statements

2017

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,174	479	1,310	2,963	571
Arising in the year	—	19	9	28	—
Reversal	(114)	(56)	(6)	(176)	(2)
Transfers to the tax group’s net position	—	(36)	78	42	(142)
Closing balance	1,060	406	1,391	2,857	427
2016

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	2,077	3,444	632	6,153	88
Arising in the year	—	95	639	734	—
Reversal	(866)	(3,705)	—	(4,571)	(25)
Transfers to the tax group’s net position	(37)	645	39	647	508
Closing balance	1,174	479	1,310	2,963	571
In 2016 and as a consequence of the amendment of the Corporate Tax Law by Royal Legislative Decree (RLD) 3/2016, of December 2, reversals of active temporary differences due to the value adjustments of its investments in shares were recorded totaling 1,541 million euros.
Furthermore, and due to the aforementioned legislative change that limits the offsetting of negative tax bases 25%, as a result of the impairment testing on the recoverability of deferred tax assets carried out by the Group, tax loss carryforwards amounting to 866 million euros were derecognized.
In 2017 and after the completion of the future recoverability testing of tax loss carryforwards in a 10-year scenario, 98 million euros of tax loss carryforwards have been reversed.
As a result of the aforementioned analysis in 2017, tax deductions of 9 million euros were capitalized (639 million euros in 2016).
In 2016, transfers between temporary differences, deferred tax assets and liabilities in Telefónica, S.A. were mainly related to the accounting of the gross amount of deferred taxes in connection with the impairment losses of investments of 675 million euros.
The effect of deferred taxes in equity in 2017 is a net addition of 5 million euros (net disposal of 42 million euros in 2016).
On the other hand, and in compliance with the sixteenth transitional provision of this RDL 3/2016, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before 1 January 2013, 141 million euros of recorded deferred tax liabilities have been reversed, recorded in full in these financial statements (166 million euros in 2016).

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Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.
The calculation of the income tax expense and income tax payable for 2017 and 2016 is as follows.

Millions of euros	2017	2016
Accounting profit before tax	274	2,866
Permanent differences	(2,241)	(5,654)
Temporary differences:	394	875
Arising in the year	32	352
Arising in prior years	362	523
Tax result	(1,573)	(1,913)
Gross tax payable	(393)	(478)
Corporate income tax refundable	(393)	(478)
Capitalization losses carry forward/write down deductions	89	227
Temporary differences for tax valuation	(99)	3,409
Other effects	84	(336)
Corporate income tax accrued in Spain	(319)	2,822
Foreign taxes	39	20
Income tax	(280)	2,842
Current income tax	(355)	(458)
Deferred income tax	75	3,300

The permanent differences mainly correspond to the change in the accounting write-off of the investments in Telefónica Group companies, to the non-tributable dividends received, to the non-tributable capital gains on the sale of 40% share capital of Telxius Telecom, S.A.U. (see Note 8) and to the financial goodwill.
The heading "Activation/reversion: negative tax bases and/or deductions" includes the effect of the activation of tax credits by deductions amounting to 9 million euros (639 million euros in 2016) and the reversal of tax credits by negative tax bases of 98 million euros (866 million euros) as a result of the analysis of recoverability indicated above.
The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill taken in the year (see section 17.3),
In addition, as explained in Note 22 of Telefónica, S.A.’s 2016 financial statements, the Group had decided to accrue the amount of the goodwill amortized on a tax basis corresponding to the purchase of the O2 Group companies subject to the sale agreement. Since the sale transaction was finally not executed, the aforementioned provision was reversed in 2016.
17.3 Tax inspections and tax-related lawsuits
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax credits for loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

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On the other hand, in July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros in 2015. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax credits for loss carryforwards, at the corresponding tax rate for each period.
Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax credits for loss carryforwards in the years subject to settlement.
In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional has voided the corporate income tax assesment, for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.
With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities.
At 2017 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of these litigations.

Tax deducibility of financial goodwill (Article 12.5)
Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during 5 years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Company, under this standard, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated tax effect in the corresponding settlements of Corporate Income Tax from 2004 to the closing of December 31, 2017, was 1,226 million euros.
Worthy of note is the fact that in relation to this tax incentive, the European Commission has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute State Aid. Although the Commission itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision) in the third case (concluded October 15, 2014), it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
However, at the issuance date of these annual accounts the three decisions are pending of final ruling: the first two have been annulled by two Judgments of the General Court of the European Union and they have been

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appealed by the Commission in the Court of Justice of the European Union and sent again to the General Court in a sentence ruled on December 21, 2016 so that the court reviews again the nature of this tax deduction, and the third is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
The Company has decided to carry on setting up a provision of the amount relating to the goodwill amortized for tax purposes corresponding to the purchase of Vivo, for a total of 215 million euros as of December 31, 2017 (147 million euros as of December 31, 2016). The amount relating to the companies of the O2 Group was reversed in 2016 after the European Commission made public its decision to prohibit the sale transaction of Telefónica UK.

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Note 18. Trade, other payables and provisions

A)	Trade and other payables
The breakdown of “Trade and other payables” is as follows:

Millions of euros	2017	2016
Suppliers	84	110
Accounts payable to personnel	36	42
Other payables	166	260
Other payables to public administrations (Note 17)	253	74
Total	539	486
Other payables
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Fundación Telefónica, in 2017 cash payments have been made in an amount of 91 million euros. The outstanding amount of this item as of December 31, 2017 totals 145 million euros.
Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2017	2016
	Number of days	Number of days
Weighted average maturity period	37	27
Ratio of payments	38	27
Ratio of outstanding invoices	19	25

	Millions of euros	Millions of euros
Total Payments	323	313
Outstanding invoices	28	38
Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2017 included payment periods of up to 60 days.
For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2017 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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Financial Statements

B)	Provisions
In 2017 and 2016 the concepts and amounts under the provision captions are the following:
2017

Millions of euros	Non-current	Current	Total
Tax Provisions	230	—	230
Termination plans (Note 19)	115	44	159
Other provisions	114	79	193
Total	459	123	582
2016

Millions of euros	Non-current	Current	Total
Tax Provisions	162	—	162
Negative net book value of investments (Note 8)	22	—	22
Termination plans (Note 19)	140	44	184
Other provisions	43	77	120
Total	367	121	488
Movements in the provisions during 2017 and 2016 are disclosed below:

Millions of euros	2017	2016
Opening balance:	488	878
Additions	142	278
Amortization and reversals	(29)	(520)
Transfers	(22)	(163)
Fair value adjustments and others	3	15
Closing balance:	582	488
Maturity:
Non-current	459	367
Current	123	121
The caption “additions” includes in 2017 the 62 million euros of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17).
In respect of the sale of Telefónica Europe, plc, in 2015 an accrual of 377 million euros was registered relating to the tax deduction of goodwill amortization of the company. In 2016, after the European Commission decided not to authorise this transaction, that amount was reversed (see Note 17).
Under “transfers” it is shown the negative book value of certain investments in group companies and associates (see Note 8). During 2017, there was a partial recovery of the value of the investments and, therefore, this concept totals -22 million euros (-163 million euros in 2016).
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination till 2018 and on the other hand, has set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. In 2017 the last programme has been extended,

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with an additional provision of 11 million euros shown as Additions in the 2017 chart of movements (128 millions in 2016).
During 2017 amortization and reversals related to this plan have been recorded amounting to 36 million euros.

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Financial Statements

Note 19. Revenue and expenses
19.1 Revenue
a) Rendering of services
Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2017 and 2016, “Rendering of services to Group companies and associates” included 481 million euros and 460 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., O2 Holdings, Ltd., Telefónica Latinoamérica Holding, S.L. and, this last year, also to Telxius Telecom, S.A.U. Revenue received for this concept in 2017 and 2016 amounted to 31 million euros and 36 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.
Revenues also include property rental income amounting to 45 and 44 million euros in 2017 and 2016, respectively, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).
b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2017 and 2016 is as follows:

Millions of euros	2017	2016
Telfisa Global, B.V.	733	—
Telefónica de España, S.A.U.	664	—
Telefónica Europe, plc.	619	623
Telefónica Móviles España, S.A.U.	305	373
Telefônica Brasil, S.A.	355	266
Sao Paulo Telecomunicaçoes, Ltda	130	73
Telefónica Móviles Argentina, S.A.	164	—
Telefónica Centroamérica Inversiones, S.L.	34	42
Telefónica International Wholesale Services, S.L.	—	484
Other companies	23	67
Total	3,027	1,928

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c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2017	2016
Telefónica Móviles México, S.A. de C.V.	43	40
Telefónica de España, S.A.U.	7	9
Telefónica Latinoamérica Holding, S.L. (previously Telefónica Internacional, S.A.U.)	—	29
Telefónica Móviles Argentina, S.A.	4	11
Telefónica Participaciones, S.A.U.	15	24
Other companies	26	62
Total	95	175
19.2 Non-core and other current operating revenues
“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.
19.3 Personnel expenses and employee benefits
The breakdown of “Personnel expenses” is as follows:

Millions of euros	2017	2016
Wages, salaries and other personnel expenses	151	281
Pension plans	2	13
Social security costs	21	16
Total	174	310
In 2017, “Wages, salaries and other personnel expenses” includes 11 million euros of compensations payable during the year (115 million euros in 2016). The outstanding figure of this concept at 2017 closing balance has been described in Note 18.
Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2017, 2,059 employees had signed up for the plan (2,043 employees in 2016). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in

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Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 million euros in 2017 (5 million euros in 2016).
In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 million euros in both 2016 and 2017. In 2017 some executives under this Pension Plan for Senior Executives have left the Company, and accordingly their accumulated contributions have been retrieved by Telefónica, S.A. and registered as a minor expense totaling 9 million euros.
No provision was made for this plan as it has been fully externalized.
The main share-based payment plans in place in the 2016-2017 period are as follows:
Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”
At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.
Under this plan, a certain number of shares of Telefónica, S.A. were delivered to plan participants selected by the Company who decided to participate on compliance with stated requirements and conditions.
The plan lasted five years and was divided into three independent phases.
The third and final phase expired on June 30, 2016. The maximum number of shares assigned to this phase of the plan was 7,020,473 shares assigned on July 1, 2013, with a fair value of 6.40 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.
Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.
Like its predecessor, the term of the new plan is a total of five years divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore managers did not receive any shares.
With regard to the second phase of this plan, the maximum number of shares allocated (including the amount of co-investment) and the number of shares outstanding at December 31, 2017 are set out below:

	No. of shares assigned	No. of shares assigned at 12/31/17	Unit fair value	End date
2nd phase October 1, 2015	6,775,445	5,021,426	6.46	September 30, 2018

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Out of the total figure of shares assigned at 12/31/2017, 2,110,472 shares correspond to employees of Telefónica, S.A.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.
Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end.
The term of the plan is five years and it is divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan.
The maximum number of shares assigned and the number of shares outstanding at December 31, 2017 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/17	Unit fair value	End date
2nd phase October 1, 2015	618,000	553,500	6.46	September 30, 2018
Out of the total figure of shares assigned at 12/31/2017, 60,500 shares correspond to employees of Telefónica, S.A.
Telefónica, S.A. global share plan: “Global Employee Share Plan” III (2015-2017)
The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. The employees that remained part of the Telefónica Group and held on to the shares for one year following the acquisition period (the shareholding period), were entitled to receive one free share for each share they acquired and retained throughout the shareholding period.
The acquisition period commenced in July 2015 and ended in June 2016. The share holding period ended in August 2017. 27018 employees on the scheme were rewarded with a total of 3,187,055 Telefónica shares, valued at approximately 33 million euros at the time they were delivered.

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19.4 Average number of employees in 2017 and 2016 and number of employees at year-end:
2017

	Employees at 12/31/17			Average no. of employees in 2017
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	53	125	178	60	130	190
Managers	145	151	296	141	151	292
Project Managers	155	112	267	159	113	272
University graduates and experts	145	92	237	136	85	221
Administration, clerks, advisors	106	6	112	104	6	110
Total	604	487	1,091	600	486	1,086
2016

	Employees at 12/31/17			Average no. of employees in 2016
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	65	151	216	62	143	205
Managers	145	156	301	147	162	309
Project Managers	173	116	289	169	117	286
University graduates and experts	134	85	219	123	74	197
Administration, clerks, advisors	106	3	109	116	4	120
Total	623	512	1,135	617	501	1,118
According to the new requirement of the Spanish Companies Law established in article 260, the average number of employees in 2017 with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Number of disabled
Project Managers	1
University graduates and experts	2
Administration, clerks, advisors	1
Total	4

19.5 External services.
The items composing “External services” are as follows:

Millions of euros	2017	2016
Rent	12	11
Independent professional services	128	187
Donations (Note 18)	1	1
Marketing and advertising	138	121
Other expenses	121	41
Total	400	361

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Financial Statements

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.
Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2017 and 2016 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2017	30	5	15	10	—
Future minimum rentals 2016	35	1	10	10	14
19.6 Finance revenue
The items composing “Finance revenue” are as follows:

Millions of euros	2017	2016
Dividends from other companies	14	4
Other third parties financial revenues and gains on derivative instruments	397	918
Total	411	922
It is included under “other finance revenue” the impacts on the result of the financial hedges arranged to unwind positions for 2017 and 2016, which have the same amount under ¨Finance costs payable to third parties by financial hedges¨ and therefore do not have a real effect in the income statement.

19.7 Finance costs
The breakdown of “Finance costs” is as follows:

Millions of euros	2017	2016
Interest on borrowings from Group companies and associates	1,894	1,862
Finance costs payable to third parties and losses on interest rates of financial hedges	405	1,134
Total	2,299	2,996
The breakdown by Group Company of debt interest expenses is as follows:

Millions of euros	2017	2016
Telefónica Europe, B.V.	479	452
Telefónica Emisiones, S.A.U.	1,335	1,337
Other companies	80	73
Total	1,894	1,862
Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.
The amount included as “Finance costs payable to third parties and gain (losses) on interest rate of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16. As has been explained in the Note 19.6, some of these derivative instruments do not have a real impact in the income

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statement because they are part of the hedges to unwind positions so they have a similar impact under ¨other financial revenues¨.
19.8 Exchange differences:
The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2017	2016
On current operations	33	40
On loans and borrowings	299	472
On derivatives	1,007	1,070
On other items	29	81
Total	1,368	1,663
The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2017	2016
On current operations	28	53
On loans and borrowings	88	106
On derivatives	1,013	1,640
On other items	54	34
Total	1,183	1,833
The change in exchange gains and losses is basically due to the fluctuations in the main currencies the Company works with. In 2017 US dollar exchange rate has depreciated by 13.8% against euro, unlike 2016 trend. Pound sterling exchange rate has depreciated by 3.77% (in 2016 there was also a depreciation of 14% against euro). Brazilian real has depreciated by 15.5% against euro, whereas in 2016 it was significantly strengthened by 24% against euro. These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.
19.9 Impairment losses on disposal of financial instruments with third parties
In 2017 the Company has recognised a write-down of its investment in Prisa (see Note 9.3) amounting to 30 million euros.

In 2016, it was included under ¨Other Companies¨ gains of 17 million euros due to the sale of the available for sale assets disclosed in Note 9.

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Note 20. Other information
a) Financial guarantees
At December 31, 2017, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 45,220 million euros (45,448 million euros at December 31, 2016). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2017	2016
Debentures and bonds and equity instruments	42,659	40,596
Loans and other payables	711	2,222
Other marketable debt securities	1,850	2,630
Total	45,220	45,448
The debentures, bonds and equity instruments in circulation at December 31, 2017 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 42,659 million euros at December 31, 2017 (40,596 million euros at December 31, 2016). During 2017, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 6,852 million euros (4,900 million euros in 2016) and 5,372 million euros matured during 2017 (6,540 million euros during 2016).
The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2017 are: the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2017 was 600 million euros (2,100 million euros at December 31, 2016). During 2017, the notes mandatorily convertible into new and/or existing shares of Telefónica, S.A., issued in 2014 by Telefónica Participaciones, S.A.U. for a total amount of 1,500 million euros, matured.
“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this programme at December 31, 2017 was 1,850 million euros (2,630 million euros at December 31, 2016).
Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2017, these guarantees amounted to approximately 41 million euros (39 million euros at December 31, 2016).
b) Litigation
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The following unresolved legal proceedings or those underway in 2017 are highlighted (see Note 17 for details of tax-related cases):
Appeal against the Decision of the EC dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

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On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the EC filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its reply. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. In the coming months the European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of Cesky Telecom. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
c) Other contingencies
Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

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d) Commitments
Agreement related to the Sale of Customer Relationship Management (CRM) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this Agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased from Brazil.
Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
e) Directors’ and senior executives’ compensations and other benefits
Directors’ and Senior Executives’ compensation
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.

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In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2017, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,277,934 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2017 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors.
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)

Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	−
Executive Member	−	−	−
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2018 financial year is equal to the one received in the years 2017 and 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
Individualized description
Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2017.
f) Related-party transactions
Significant shareholders
The significant shareholders of the Company are Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 5.17%, 6.63% and 5.01%, respectively.
During 2017 and 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.

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Financial Statements

A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2017	BBVA	la Caixa
Financial expenses	9	4
Receipt of services	2	2
Total expenses	11	6
Financial revenues	—	—
Dividends received (1)	11	—
Total revenues	11	—
Financing transactions	1,209	414
Guarantees granted	—	8
Time deposits	995	292
Dividends distributed	128	104
(1) As of December 31, 2017 Telefónica holds 0.66% investment in BBVA (See Note 9.3.).

Millions of euros
2016	BBVA	la Caixa
Financial expenses	9	1
Receipt of services	2	2
Total expenses	11	3
Financial revenues	—	—
Dividends received (1)	15	—
Total revenues	15	—
Financing transactions	244	203
Guarantees granted	—	8
Time deposits	350	45
Dividends distributed	243	185
(1) As of December 31, 2016 Telefónica holds 0.67% investment in BBVA (See Note 9.3.).

In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2017 amounted to 20,738 and 404 million euros, respectively (16,680 million euros held with BBVA and 392 million euros held with la Caixa in 2016). The fair value of these same derivatives in the balance sheet is 332 and -28 million euros, respectively, in 2017 (855 and -35 million euros, respectively, in 2016). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2017 there are collateral guarantees of certain derivatives held with BBVA amounting to 286 million euros (240 million euros in 2016).
Group companies and Associates
Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.
The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2017 and 2016 are detailed in the notes to these individual financial statements.

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Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20 d) and Appendix II of these financial statements.
Certain Telefónica Group subsidiaries performed in 2017 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business (mainly in Telefónica de España amounting to 23 million euros). Furthermore, certain Telefónica Group subsidiaries performed in 2016 transactions with the Inditex Group, related to the Group's ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros. In 2017 the aforementioned company is not related parties anymore.
Telefónica S.A. contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2017 of 1,943,007.09 euros (2,088,500 euros in 2016). This scheme provides coverage for Telefónica S.A. and its subsidiaries, in certain cases.

g) Auditors' fees
The expenses accrued in 2017 in respect of the fees for services rendered to the various member firms of the PwC international organization, of which PricewaterhouseCoopers Auditores, S.L. (the auditor of Telefónica) forms part, amounted to 3.56 million euros. The expenses accrued in 2016 in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of Telefónica) forms part, amounted to 4.73 million euros.
The detail of these amounts is as follows:

Millions of euros	2017	2016
Audit services	3.16	4.52
Audit-related services	0.16	0.21
Other services	0.24	—
Total	3.56	4.73
Audit services: mainly audit services of the annual and reviews of interim financial statements, services related to the issuance of comfort letters, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the work in connection with the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.
All other services: permitted services by the applicable independence regulation, mainly advisory services on migration questions to expatriates employees.

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h) Environmental matters
Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.
Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.
Telefónica has a global environmental team made up of experts in environmental management.

i) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20.a).

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Financial Statements

Note 21. Cash flow analysis
Cash flows from/(used in) operating activities
The net result before tax in 2017 amounted to positive 274 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.
These adjustments relate mainly to:

•	The impairment of investments in Group companies, associates and other investments of 1,443 million euros (in 2016 there was an impairment reversal of 2,049 million euros).

•	The gains on disposal of subsidiaries amounting to 313 million euros, corresponding mainly to the sale of Telxius Telecom, S.A.U. (996 million euros in 2016).

•
Declared dividends as income in 2017 for 3,027 million euros (1,928 million euros in 2016), interest accrued on loans granted to subsidiaries of 95 million euros (175 million euros in 2016) and a net financial expense of 1,773 million euros (2,227 million euros in 2016), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 1,364 million euros (3,314 million euros in 2016). The main items included are:

a)	Net interest paid:
Payments of net interest and other financial expenses amounted to 1,505 million euros (1,868 million euros in 2016), including:

•	Net proceeds from external credit entities, net of hedges, for 396 million euros, (net payments of 84 million euros in 2016 discounted by their hedges), and

•	Interest and hedges paid to Group companies of 1,901 million euros (1,952 million euros in 2016).

b)	Dividends received:
The main receipts relate to:

Millions of euros	2017	2016
Telefónica Móviles Argentina, S.A.	163	—
Telefónica Móviles España, S.A.U.	—	373
Telefónica Europe, plc.	619	616
Telfin Ireland, Ltd.	—	455
Telefónica Latinoamérica Holding, S.L.	1,650	1,828
Telefónica International Wholesale Services, S.L.	—	500
Telefônica Brasil, S.A.	294	236
Sao Paulo Telecomunicaçoes, Ltda	116	65
Other dividend collections	79	139
Total	2,921	4,212
In addition to the dividends recognized as income in 2017 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2016 collected in 2017.

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c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 131 million euros were made in 2017 (150 million in 2016), as disclosed in Note 17 and income taxes repayments of 2015 and 2016 have been received amounting to 5 million euros. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•	Telefónica Móviles España, S.A.U.: collection of 110 million euros, corresponding to: 86 million euros for the 2016 income tax settlement and 24 million in payments of account of 2017 income tax.
In 2016, there was an income collected of 165 millions euros, mainly due to the settlement of income tax of 146 million euros in 2015, 98 million euros of tax payments in 2016 and for a payment of 79 million corresponding to the settlement agreed with the Tax Authorities for 2008-2011 income tax inspection.

•	Telefónica de España, S.A.U.: collection of 215 million euros, corresponding to: 134 million euros for the 2016 income tax settlement and 81 million in payments of account of 2017 income tax.
In 2016 the amount collected was 640 million euros, corresponding to: 367 million euros for the 2015 income tax settlement, 263 million euros related to payment in account of 2016 income tax and 10 million corresponding to the settlement agreed with the Tax Authorities for 2008-2011 income tax inspection.

Cash flows from/(used in) investing activities
“Payments on investments” under “Cash flows from/ (used in) investing activities" included a total payment of 6,441 million euros (5,002 million euros in 2016). The main transactions to which these payments refer are as follows:

•
Capital increases: the main disbursements correspond to Telefónica Latinoamérica Holding, S.L. amounting to 3,838 million euros, Telefónica Móviles México, S.A. de C.V. amounting to 129 million euros and Telefónica Digital Holding, S.L.U. amounting to 220 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a).

•	Payments of financial investments related to the reinvestment of treasury overage amounting 1,400 million euros.

•	Payments of collaterals related to financial derivatives amounting to 781 million euros.
Proceeds from disposals totaling 3,612 million euros in 2017 (3,439 million euros in 2016) includes:

•	Proceeds from the sale of 40% investment in Telxius Telecom, S.A.U. amounting to 1,275 million euros (see Note 8).

•	Proceeds from the sale of the investment in Telefónica Deuschland Holding AG which was acquired in March 2017 as a result of the share swap transaction with KPN amounting to 749 million euros.

•
Repayment of a loan granted to Telefónica Contenidos, S.A.U. for a total of 340 million euros as well as repayment of a credit line granted to Telefónica de España, S.A.U. totaling 165 million euros (see Note 8).

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•	Proceeds from financial investments related to the reinvestment of treasury overage amounting 703 million euros.

Cash flows from/(used in) financing activities
This caption includes the following items:

i.
Net payments for equity instruments of 10 million euros (net payments by 624 million euros in 2016), relating to the treasury shares granted in 2017 as a consequence of the vesting of several employees' share plans. In 2017 there are no disbursements corresponding to treasury share acquisition (see Note 11).

ii.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2017	2016
Telefónica Participaciones, S.A.U. (Note 15)	—	608
Syndicated facilities with several entities (Note 14.4)	—	4,650
Bilateral loans with several entities (Note 14.4)	—	265
Telefónica Emisiones, S.A.U. (Note 15)	7,324	4,900
Telefónica Europe, B.V. promissory notes (Note 15)	—	1,200
Telfisa Global, B.V. financing (Note 15)	3,759	998
Structured Financing	558	699
Promissory notes (Note 13)	—	305
Credit lines with several entities	1,016	—
Bonds issued by Telefónica Europe B.V. (Note 15)	1,750	1,000
Loan (Note 14)	—	300
Other collections	280	959
Total	14,687	15,884

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Telefónica, S.A. 85

Financial Statements

Millions of euros	2017	2016
Bond redemption (Note 13)	727	—
Bilateral loans with several entities (Note 14.4)	665	—
Syndicated facilities with several entities (Note 14.4)	550	5,300
Telefónica Europe, B.V. (Note 15)	—	80
Telefónica Europe, B.V. promissory notes (Note 15)	779	—
Telefónica Finanzas, S.A.U.	—	497
Telefónica Emisiones, S.A.U. (Note 15)	5,232	6,540
Structured Financing	542	302
Credit lines with several entities	460	358
Promissory notes (Note 13)	166	—
Other payments	236	712
Total	9,357	13,789
The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.
The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.
Payments of dividends for 1,904 million euros (2,395 million euros in 2016) as described in Note 11.1. d). The difference between the figure of Dividends shown in this Note and in Note 11 is caused by withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2018.

Telefónica, S.A. 86

Financial Statements

Note 22. Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones, S.A.U. launched under its EMTN Programme, updated on June 29, 2017, an issuance of notes amounting to 1,000 million euros. These notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.

•	On February 2, 2018, Telefónica Emisiones, S.A.U. redeemed 750 million sterling pounds of its notes issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.
Investments

•
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 11, 2018 carried out a capital increase amounting to 194 million euros, totally subscribed and disboursed by Telefónica, S.A.

New organizational structure
The Board of Directors of Telefónica, S.A., at its meeting held on January 31, 2018, resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
the areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, is unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), is split into two new units in order to more effectively manage the different market situations: Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which is led by Mr. Bernardo Quinn (until now Director of Global Human Resources), and Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which is led by Mr. Alfonso Gómez Palacio.

•	the area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.

Telefónica, S.A. 87

Financial Statements

Note 23. Additional note for English translation
These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 21, 2018. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A. 88

Financial Statements

Appendix I: Details of subsidiaries and associates at December 31, 2017

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L. (SPAIN) Holding company Distrito Telefónica. Ronda de la comunicación s/n 28050 Madrid	100.00%	—	237	12,922	—	(301)	225	17,166
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100.00%	—	209	537	305	740	626	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2	100.00%	—	—	8,370	—	—	140	8,187
Telefónica Europe, plc (UNITED KINGDOM) Wireless communications Wellington Street, Slough, SL11YP	100.00%	—	13	15,204	619	(1,070)	(450)	10,707
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100.00%	—	4,992	(3,697)	—	18	(132)	1,021
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100.00%	—	1,024	1,683	664	2,100	1,580	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding company Wellington Street, Slough, SL11YP	100.00%	—	1,239	5,258	—	(1,621)	(1,623)	2,764
Telefónica de Contenidos, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100.00%	—	226	1,111	—	(102)	(177)	1,160
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam	100.00%	—	—	712	733	(7)	852	712
Telefónica Chile Holdings, S.L (SPAIN) Holding company Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100.00%	—	—	1,209	—	—	—	473
Telefónica Innovación Alpha, S.L. (SPAIN) Telecommunications activities Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100.00%	—	—	8	—	(10)	(7)	11
Telco TE, S.p.A. (ITALY) Holding company Via dell’Annunciata n.21 - 20121 Milano	100.00%	—	—	—	—	—	—	—
Panamá Cellular Holdings, B.V. (NETHERLANDS) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100.00%	—	—	1	—	—	—	1
Teléfonica de Costa Rica TC, S.A. (COSTA RICA) Holding company Plaza Roble, Edificio Los Balcones 4º, San José	100.00%	—	296	(170)	—	12	12	296
Telefónica Global Technology, S.A.U. (SPAIN) Global management and operation of IT systems Gran Vía, 28 - 28013 Madrid	100.00%	—	46	141	—	(29)	(12)	152

Telefónica, S.A. 89

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Capital, S.A. (SPAIN) Finance company Gran Via, 28 - 28013 Madrid	100.00%	—	7	151	—	—	25	110
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) Life insurance, pensions and health insurance Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9 - 28050 Madrid	100.00%	—	51	63	5	7	10	69
Telefónica Digital España, S.L.U. (SPAIN) Holding company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100.00%	—	15	371	—	(187)	(150)	237
Taetel, S.L. (SPAIN) Holding company Gran Via, 28 - 28013 Madrid	100.00%	—	28	39	—	—	—	67
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100.00%	—	—	1	—	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Holding, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100.00%	—	17	72	—	(18)	(14)	75
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100.00%	—	12	(7)	—	(1)	(3)	5
Compañía Española de Tecnología, S.A. (SPAIN) Promotion of business initiatives and holding of real estate assets Gran Vía, 28 - 28013 Madrid	100.00%	—	5	5	—	—	—	9
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100.00%	—	3	51	—	(1)	57	13
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid	100.00%	—	N/D	N/D	N/D	N/D	N/D	—
Telefónica International Wholesale Services II, S.L. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100.00%	—	231	5	—	(36)	(41)	99
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100.00%	—	7	(2)	—	10	8	12
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding company 26, rue Louvingny, L-1946- Luxembourg	100.00%	—	3	87	—	—	174	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services rendered Ronda de la Comunicación, s/n – 28050 Madrid	100.00%	—	1	18	—	(2)	(1)	14

Telefónica, S.A. 90

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Fisatel Mexico, S.A. de C.V. (MEXICO) Integrated cash management, consulting and financial support for Group Companies Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 México D.F.	100.00%	—	195	(29)	—	—	14	181
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100.00%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100.00%	—	—	10	—	(2)	2	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam	100.00%	—	—	5	2	(1)	2	—
O2 Oak Limited (UNITED KINGDOM) Private Limited Company 260 Bath Road, Slough Berkshire SL1 4BX	100.00%	—	—	—	—	—	—	—
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company 20 Air Street, London, England WIB 5AAN	100.00%	—	—	—	—	—	—	—
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50.00%	—	5	31	—	12	7	15
Telxius Telecom, S.A.U. (SPAIN) Investment, administration and managament of companies in the telecommunications sector Ronda de la Comunicación, s/n. - 28050 Madrid	60.00%	—	250	2,185	—	(8)	20	1,440
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Plaza Canalejas, 3 – 28014 Madrid	87.96%	12.04%	—	—	—	—	—	—
Telefónica Móviles Argentina, S.A. (1) (ARGENTINA) Mobile communications and services operator Ing Enrique Butty 240, piso 20 - Buenos Aires	73.20%	26.80%	197	813	164	629	351	1,359
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding company Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid	60.00%	—	1	876	34	(168)	(114)	655
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) Holding company Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010	65.14%	34.86%	—	—	—	—	—	—
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio company Strawinskylaan 1725 – 1077 XX – Amsterdan	50.00%	50.00%	150	(107)	—	—	—	21
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL) Holding company Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo	39.40%	60.60%	5,346	(1,199)	130	(24)	320	2,198
Telefônica Brasil, S.A. (BRAZIL) (1)(*) Wireline telephony operator in Sao Paulo Sao Paulo	29.77%	43.76%	23,164	(5,576)	355	1,874	1,310	9,418

Telefónica, S.A. 91

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia	7.90%	59.60%	—	1,502	—	132	99	272
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN) Insurance contracts,operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	(1)	1	4	5	—
Telefónica Móviles Chile, S.A. (CHILE) Mobile communications operator Miraflores, 130 - 12º - Santiago de Chile	1.13%	98.87%	—	—	4	—	—	57
Telefónica de Argentina, S.A. (1) (ARGENTINA) Telecommunications services provider Av. Ingeniero Huergo, 723, PB – Buenos Aires	1.61%	98.39%	232	241	—	52	(10)	16
Telefónica Venezolana, C.A. (VENEZUELA) (1) Mobile communications operator Av. Francisco de Miranda, Edif. Parque Cristal, Caracas 1060	0.09%	99.91%	—	—	—	—	—	—
Telefónica Canal 21, S.C. (SPAIN) TV Channel Ronda de la comunicación s/n Edif.Norte 1. Planta 5 28050 Madrid	50.00%	—	18	(10)	—	(4)	(4)	2
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50.00%	—	5	2	4	5	7	—
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring México D.F.	40.50%	9.50%	2	—	1	(1)	1	1
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Lima	40.50%	9.50%	1	2	1	—	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Bogotá	40.50%	9.50%	1	—	—	1	1	1
Telefónica Factoring Chile, S.A. (CHILE) Factoring Santiago de Chile	40.50%	9.50%	—	—	—	1	—	—
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40.00%	10.00%	1	(2)	5	(2)	14	1
Jubii Europe N.V. (NETHERLANDS) (*) Internet portal Richard Holkade 36, 2033 PZ Haarlem	32.10%	—	N/D	N/D	—	N/D	N/D	4
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunicatios mast and technical assistance and consulting services. Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona	30.40%	—	6	—	—	—	—	2
Total group companies and associates					3,027			67,025
(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2017.

Telefónica, S.A. 92

Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,430,430	—	5,802	5,359,332
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	7,000	—	91,200	—	298,200
Mr. Ángel Vilá Boix[7]	697,490	—	—	—	—	7,341	704,831
Ms. Eva Castillo Sanz	—	120,000	27,000	—	33,600	—	180,600
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. José Javier Echenique Landiríbar	—	120,000	18,000	—	109,867	—	247,867
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	10,000	—	11,200	—	141,200
Mr. Luiz Fernando Furlán	—	120,000	5,000	—	7,467	—	132,467
Ms. Carmen García de Andrés[7]	—	78,667	8,000	—	12,009	—	98,676
Mr. Peter Löscher	—	120,000	9,000	—	11,200	—	140,200
Mr. Ignacio Moreno Martínez	—	120,000	28,000	—	38,267	—	186,267
Mr. Francisco Javier de Paz Mancho	—	120,000	34,000	—	124,800	—	278,800
Mr. Francisco José Riberas Mera[7]	—	78,667	—	—	—	—	78,667
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 Salary: Regarding Mr. José María Álvarez-Pallete López, it includes the amount of non-variable payments and that which the Board Member has received for his executive tasks. Regarding Mr. Ángel Vilá Boix, he was appointed Board Member of the Company on July 26, 2017, including from this date the amount of non-variable payments and that which the Board Member has received for his executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or the achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017. With regard to the bonus corresponding to 2017, and which will be paid in 2018, Executive Board Member Mr. José María Álvarez-Pallete López will earn 3,426,964 euros and Executive Board Member Mr. Ángel Vilá Boix will earn 990,000 euros (the Bonus of Mr. Vilá only includes the amount accrued since his appointment as Director of the Company, on July 26, 2017).
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received in concept of payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by Telefónica, S.A.
7 Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera were appointed Board Members of the Company on May 4, 2017, and Mr. Ángel Vilá Boix was appointed Board Member on July 26, 2017, reflecting, therefore, the received payment, respectively, from the dates mentioned.

Telefónica, S.A. 93

Financial Statements

Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	213,556	—	—	—	169	213,725
Mr. Gonzalo Hinojosa Fernández de Angulo	—	41,333	4,000	—	46,845	—	92,178
Mr. Pablo Isla Álvarez de Tejera	—	41,333	—	—	3,858	—	45,191
Mr. Julio Linares López	—	116,667	11,000	—	19,600	—	147,267
Mr. Antonio Massanell Lavilla	—	120,000	30,000	—	56,000	—	206,000
1 Salary: Includes the amount of non-variable payments and that which the Board Member has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017.
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental coverage), fulfilled by Telefónica, S.A.

Likewise, specifying the figures included in the previous box, the payment received by the Board Members of Telefónica for their membership to the different Advisory or Control Committees during 2017 is specifically detailed below, including both fixed allocation and attendance allowances.

Telefónica, S.A. 94

Financial Statements

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	18,200	—	18,200
Mr. Ángel Vilá Boix	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	—	17,200	22,200	21,200	60,600
Mr. Juan Ignacio Cirac Sasturain	—	—	—	20,200	—	20,200
Mr. José Javier Echenique Landiríbar	34,400	13,467	—	—	—	47,867
Mr. Peter Erskine	—	19,200	—	31,400	—	50,600
Ms. Sabina Fluxà Thienemann	—	21,200	—	—	—	21,200
Mr. Luiz Fernando Furlán	—	12,467	—	—	—	12,467
Ms. Carmen García de Andrés	13,342	—	6,667	—	—	20,009
Mr. Peter Löscher	—	—	—	20,200	—	20,200
Mr. Ignacio Moreno Martínez	22,200	—	17,200	—	26,867	66,267
Mr. Francisco Javier de Paz Mancho	23,200	33,400	—	—	22,200	78,800
Mr. Francisco José Riberas Mera	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—

Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Telefónica, S.A. 95

Financial Statements

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. César Alierta Izuel	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	4,858	5,858	3,858	3,858	4,858	23,290
Mr. Pablo Isla Álvarez de Tejera	—	3,858	—	—	—	3,858
Mr. Julio Linares López	—	—	9,533	—	21,067	30,600
Mr. Antonio Massanell Lavilla	23,200	—	28,400	15,200	19,200	86,000

The following table breaks down the amounts received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive duties or by their membership to the Board of Directors of said companies:

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OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	80,000	—	—	—	—	80,000
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	—	—	—	—	—	—
Mr. Peter Erskine	—	12,403	—	—	—	—	12,403
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	98,418	—	—	—	—	98,418
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,464	—	—	—	—	285,464
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
It is hereby clarified that Mr. Eva Castillo Sanz has accrued an amount of 80,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Peter Erskine has accrued an amount of 20,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Ángel Vilá Boix has accrued an amount of 2,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. On the drawing date of this document, none of the amounts mentioned have been paid, which is why they have not been consigned in the box (that only includes amounts received in 2017).
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

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Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	—	9,125	—	—	—	—	9,125
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

Additionally, as mentioned in the Retributive Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2017 are detailed for the Company's two long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions financial year 2017
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix (since July 26, 2017)	268,922
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

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(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vila Boix (since July 26, 2017)	—	212,665	56,257
1 Contributions to the Executive Benefits Plan in 2006, funded solely by the Company, to supplement the Pension Plan in effect, which entails defined contributions equal to a particular percentage of the Officer’s fixed compensation based on professional levels within the Telefónica Group’s organization.
It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2017 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	14,270
Mr. Ángel Vilá Boix (since July 26, 2017)	7,759
Mr. César Alierta Izuel (until May 4, 2017)	855
With regard to payment plans based on shares (in those in which the Executive Board Members participate exclusively), the following two long-term variable payment plans existed in effect for 2017:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not occur in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Executive Board Members that participated in this cycle.
The second cycle of this Plan started in 2015 and will end in October 2018.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The number of theoretical shares assigned (without co-investment) is defined below, as well as the maximum number of shares assigned in the event of compliance with the "co-investment" requirement established in the Plan and of maximum compliance of the TSR objective fixed for the second cycle of the Plan.

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PIP - Second phase / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Ángel Vilá Boix	120,000	187,500
Mr. César Alierta Izuel	324,000	506,250
(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.
Mr. César Alierta Izuel ceased his position as Director on May 4, 2017.

In any case, it is clarified that no share has been delivered to the Executive Board Members under the second cycle of the PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
In effect, the number of Telefónica, S.A. shares that, always within the maximum established, could be object of delivery, when applicable, is conditioned to the Participants and is determined depending on the Total Shareholder Return ("TSR") of the Telefónica, S.A. share during the duration period of the cycle (3 years), with relation to the TSRs experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., that for the purposes of the Plan will constitute a comparison group (hereinafter, the "Comparison Group"). The companies included in the Comparison Group are listed below: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.
The achievement scale approved by the Board is the following: in the event that the performance of the TSR of the Telefónica, S.A. share is located in, at least, the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. For the case of said performance located in the third quartile of the Comparison Group, the number of shares to be delivered will be 100% of the maximum. Those cases that are located between the median and the third quartile will be calculated by linear interpolation. In the event that the TSR performance of the Telefónica, S.A. share is located in the ninth decile or above, the percentage to be delivered will be greater than 100%, up to a maximum of 125%, being calculated by linear interpolation between said third quartile and the ninth decile.
2. The second plan is the incentive plan for the purchase of Telefónica, S.A. shares. (2015-2017) directed to all the employees of the Group at the international scale (including leadership, as well as the Executive Board Members) called "Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP"), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
This Plan was aimed at strengthening the character of the overall employer of Telefónica, creating a common payment culture throughout the Company, promoting participation in the capital of the totality of the employees of the Group, and fostering motivation and loyalty.
Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a maximum twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in shares, subject to a minimum of 300 euros. If the employee remained part of the Telefónica Group and held onto the shares for one year following the acquisition period (the consolidation period), they were entitled to receive one free share for each share they acquired and retained throughout the consolidation period.

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The Executive Board Members, Mr. José María Álvarez-Pallete López and Mr. Ángel Vilá Boix, and then Executive Board Member, Mr. César Alierta Izuel, decided to participate in this Plan 2015-2017 with the maximum contribution (that is, 150 euros monthly for twelve months), having each acquired a total of 357 shares (among which included those that they received for free, in accordance with that established in the general conditions of this Plan).
Additionally, it is worth noting that the external Board Members of the Company do not receive and have not received during 2017 any payment in terms of pensions or life insurance, nor participate in payment plans regarding the price value of the share (with the exception of that indicated for Mr. Alierta in the previous boxes).
Likewise, the Company does not grant and has not granted, in 2017, any advances, loans or credits in favor of the Board Members, nor in favor of their Senior Management, complying with the demands of the Sarbanes-Oxley Act published in the United States, and that is applicable to Telefónica as a company listed in that market.

Compensation of the Senior Management of the Company.
The Management that in 2017 included the Senior Management1of the Company, excluding those that form an integral part of the Board of Directors, received a total of 7,566,822 euros in 2017.
Regarding long-term savings systems, the contributions made on behalf of the Telefónica Group during 2017 to the Social Welfare Plan described in the note on "Income and expenses" in regard to those Managers amount to 874,796 euros; the contributions corresponding to the Pension Plan amount to 24,058 euros, and the contributions to Unit Linked Excess Insurance Pension Plan amount to 83,089 euros.
Likewise, the amounts relative to the payment in kind (among which includes, the quotes for life insurance and other types of insurance, such as general medical insurance and dental and vehicle coverage), have been 94,637 euros.
Moreover, and with regard to payment plans based on shares, during 2017 the following two long-term variable payment plans existed:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not happen in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Managers that participated in this cycle.
The number of theoretical shares assigned (without co-investment) at the beginning of the second cycle (2015-2018) to the group of the senior executives in the Senior Management of the Company and the maximum number of shares assigned2is 197,650 and 307,063, respectively.
In any case, it is clarified that no share has been delivered to the Executive Board Members under the first or second cycle of the Second PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to
1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
2 Maximum number possible of shares to be received in the event of fulfilling the co-investment requirement and maximum compliance of the TSR objective.

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execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
2. The second Plan is the ""Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP") (2015-2017), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
The Managers that have decided to participate in it with the maximum contribution (that is, 150 euros monthly for twelve months) have acquired a total of 1,429 shares (among which included those that they received for free, in accordance with that established in the general conditions of said Plan).

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Management report 2017
This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CMNV in July 2013.

Business Model
Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way.
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”. Telxius' financial figures are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (Telefónica Peru and Telefónica Chile) segments and the international submarine fiber optic cable (which had been previously reported under "Other companies and eliminations").

The Telefónica Group’s strategy aims to:
Enhance value through:

◦	Offering good connectivity, for which our infrastructure management and our continuous investment in network are key. We aim to return control over the data to our customers.

◦
Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify services, such as video or digital services, through unique, simple and clear offers.

◦	Providing increased customer value and customer experience with improved digital access, aiming to offer the best products, solutions and contents.
With the following enablers:

◦
End-to-end digitalization: seeking the reduction of our legacy investments to increase virtualization, the reduction of physical servers, data centers and applications, the digitalization of IT systems and processes and the digitalization of front and back office, in order to be able to offer a true digital experience to our customers.

◦	Big data and innovation to add value to our customers and return the control over data to our customers.

◦	Continued focus on capital allocation in our legacy investments and the simplification of processes in order to continue investing.

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Economic results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 554 million euros in 2017. Highlights of the 2017 income statement include:

•
Revenue from operations, amounting to 3,715 million euros has been increased year on year, primarily due to the dividend distributions from Group companies and associates. In 2017, Telfisa Global, B.V. (733 million euros) and Telefónica de España, S.A.U. (664 million euros) have distributed dividends and these companies did not distribute dividends in 2016.

•
The figure of “Impairment losses and other losses” amounting to write-off of 1,443 million euros in 2017 has changed its sign compared to 2016 due to the impairment charges of investments in Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, Ltda totaling 623 million euros (in 2016 there was a write down reversal of 3,196 million euros). In 2016 a write down reversal in Telefónica Latinoamérica Holding, S.L. amounting to 1,133 million euros was recorded and in 2017 no additional write-down have been booked.

•	The impact of the sale of 40% of Telxius Telecom, S.A.U. is included under the caption "Gain on disposal of investments" for an amount of 313 million euros.

•
Net financial expense totaled 1,733 million euros in 2017 (2,227 million euros of financial expense in 2016). This was mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 479 million euros (452 million euros in 2016) and Telefónica Emisiones, S.A.U. totaling 1,335 million euros (1,337 million euros in 2016).

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Investment activity
2017
On February 10, 2017 Telefónica and Taurus Bidco S.à.r.l. (hereinafter“KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) reached an agreement for the sale of up to 40% of the share capital of Telxius Telecom, S.A.U. in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share).
The agreement envisaged a sale of 62 million shares of Telxius Telecom, S.A.U. (representing 24.8% of its share capital) for an amount of 790,5 million euros as well as a call option over additional 38 million shares (representing 15.2% of its total share capital) for a minimun price of 484.5 million euros.
On October 24, 2017, Telefónica announced that, after obtaining all the relevant regulatory approvals, it has transferred to KKR 62 million shares of Telxius with a profit of 191 million euros. On December 13, 2017 KKR exercised the call option foreseen in the agreement over 38 million shares of Telxius Telecom, S.A.U. in exchange for 484.5 million euros resulting in an income on the "Gain on disposals" caption of the income statement amounting to 120 million euros.

The Group is carrying out a simplification process of corporate structure and pursuant to this process several mergers by absorption have been completed in 2017. The net book value of the absorbed companies has been accounted for in the surviving company as an increase in its investment cost. Therefore the cost and the impairment provision of the absorbed investments have been reversed.
The merger transactions affecting 2017 investments are the following:

•
In September 2017 Telefónica Latinoamérica Holding, S.L. carried out a merge by absorption of Telefónica Datacorp, S.A. and Ecuador Cellular Holding, S.L., which were both direct subsidiaries of Telefónica, S.A.

•
On the same date, Telefónica Digital Holding, S.L.U. was merged and absorbed by Telefónica Digital España, S.L.U., and after this transaction the latter company becomes a direct affiliate of Telefónica, S.A.

•	In November, 2017 Telefónica Móviles Argentina Holding, S.A. was merged to Telefónica Móviles Argentina, S.A. After this transaction the Company increased its direct ownership from 21.1% to 73.2%.

•
In December 2017, Telefónica International Wholesale Services II, S.L. carried out a merge by absorption of Telefónica International Wholesale Services, S.L., which was a direct affiliate of Telefónica, S.A.

2016
Following the decision of the European Commission to prohibit the sale of Telefónica Europe, plc to the Hutchison Whampoa group, and as a consequence of the strategy approved by the Board of Directors of Telefónica at its meeting held on June 29, 2016, the investment in the company which was previously considered as a “Held for sale asset” was reclassified to the “Long Term investment in Group companies and associates” caption amounting to 12,501 million euros.
During the first semester of 2016, Telefónica decided to rearrange the assets related to infrastructures of the Group, including the telecommunication towers as well as the network of underwater and terrestrial optic fiber, unifying the concept within the same holding company (Telxius Telecom, S.A.U.). In the framework of this reorganization the following investing transactions have been made by Telefónica, S.A.:

•
On January 29, 2016, Telefónica Internacional, S.A.U. sold at its net book value the 50% of its stake in Telefónica América, S.A. to Telefónica, S.A. After this transaction Telefónica, S.A. became the sole stakeholder of Telefónica América, S.A.U. On March 7th, 2016, the company’s denomination was changed to Telxius Telecom, S.A.U. Telxius Telecom, S.A.U. was thus designated to be the parent company of the rearranged group of the above mentioned infrastructure entities.

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•
On February 16, 2016 Telefónica Móviles España, S.A.U. carried out a partial split-off of Wireless Towers, S.L.U. (a newly-incorporated company renamed after as Telxius Torres España, S.L.U.) with the aim of placing in this new company the business line of ownership and exploitation of mobile phone towers. Telefónica, S.A. recorded the split-off transaction at book value of the assets (214 million euros)

•
On March 28, 2016 Telefónica International Wholesale Services América, S.A. executed a capital increase of 187 million dollars fully subscribed and paid pro-rata by the shareholders. The transaction implied a disboursement of 122 million euros for Telefónica, S.A., included as “Additions” in the 2016 chart of movements. The funds were used to compensate prior years’ negative reserves before the nonmonetary contribution of the company to Telxius Telecom, S.A.U. The contribution was completed on March 31 at its book value (448 million euros).

•
On March 30, 2016 Telxius Telecom, S.A.U. made a capital increase of 1,450 million euros fully subscribed and paid by the Company. On May 27, 2016 an additional capital increase was carried forward amounting to 502 million euros, also fully subscribed and paid by Telefónica, S.A.

•
On March 31, 2016, Telxius entered into a purchase agreement to acquire all the shares of Telxius Torres España, S.L.U. from Telefónica, S.A. at fair value (1,210 million euros). The profit of the transaction amounted to 996 million euros in the income statement of Telefónica, S.A.

Assessment of impairment of investments
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. Moreover, and only for the companies where discounted cash flow analysis is not available, due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments.
As a result of these estimations and the effect of the net investment hedge in 2017, an impairment provision of 1,443 million euros was recognized (write down reversal of 2,049 million euros in 2016). This amount derives mainly from the following companies:
(a) write down of 510 million euros for Telefônica Brasil, S.A. (reverse of the write down amounting to 2,491 million euros in 2016) and 113 million euros for Sao Paulo Telecomunicaçoes, Ltda (a reversal of 705 million euros in 2016).
(b) write down, net of hedges, of 460 million euros for Telefónica Europe, plc (582 million euros, net of hedges, in 2016).
(c) reversal of write down by 96 million euros for Telefónica México, S.A. de C.V. (write down by 1,264 million euros in 2016).
(d) In 2017 no write down has been recorded for the investment of Telefónica Latinoamérica Holding, S.L. In 2016 there was a reversal of the write down of 1,133 million euros booked in 2015, mainly due to the revaluation of the Brazilian Real which had a positive impact in the investments of 36.01% stake in Telefônica Brasil, S.A.
(e) write down of 177 million euros for Telefónica Contenidos, S.A.U. (11 million euros in 2016).
(f) write down of 93 million euros for Telefónica Digital Holding, S.L.U. (232 million euros in 2016). In addition, after the merger of the company with Telefónica Digital España, S.L.U., a write down of 48 million euros in connection with this last company has been registered.

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Main hypothesis used for the calculation of the discounted cash flows of investments
Brazil has suffered in 2017 adverse macro-finance effects. Firstly, and most remarkable, the appreciation of the exchange rate has resolved into an decrease in the value of the assets nominated in Brazilian reales by 14%. Secondly, even if there is an ongoing improvement in the macroeconomic scenario and more favorable financial figures, Brazilian economy growth rate in 2017 has performed 1% below its target. Whereas tax balances have improved thanks to revenue increases, uncertainties about the economic sustainability in the long term still remain because key structural changes, such as the change in the Social Security system, which would have reinforced other changes such as the government expenditure ceiling, have not been approved. The operating income before depreciation and amortization (OIBDA) margin for Brazil is in line with the average of analysts' long term forecasts for the company, at approximately 37%. With respect to capex investments, the operator will invest a percentage in line with the investment needs identified by analysts (17%). Discount rate of 10.9% is slightly lower than the rate used in 2016 (11.3%), in line with the expectations of the analysts' consensus. The perpetuity growth rate for 2017 (4.5%) is 0.5 p.p. lower than the one used in 2016 and in line with analysts' consensus for the company. It is also consistant with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and aligned with the analyst consensus for the Strategic Plan horizon (around 4%) and below the forecast nominal GDP growth rate (which oscillates around 7%). Therefore, a conservative outlook has been maintained in accordance with the analysts' expectations.
Mexican economy has behaved with fortitude despite an external complex scenario, mainly due to the growing interest rates in the United States of America and the uncertainty surrounding the North America Free Trade Agreement. The structural changes carried out in the last few years have been a turning point, solving some inefficiencies in the public and education sectors and as well as in the labor market. Within this scenario, the economic growth expectations have been increased, especially for private consumption. This magnitude has been growing around 3% on an annual basis boosted by the labor market with the lowest unemployment rate since 2006. This growth has enabled a tax deficit reduction with a primary surplus close to the figures achieved previous to the crisis. There has been an impact both in the financial markets and in the rating agencies. With respect to the financial markets, the country risk has dropped an average of 50 b.p.s. since 2016 and the volatility of the Mexican pesos exchange rate in 2017 has also been lower. As for the rating agencies, both Fitch and S&P raised their perspectives on Mexico to stable. On the other hand, offsetting the improvements in the macroeconomic scenario, in the telecommunication markets and in the mobile phone market in particular, there is still a great difference between the incumbent operator and the rest its competitors. The share of the incumbent operator is still higher than 65% in the wide bandwidth and cell phone markets in terms of total active accesses despite the change in the sector regulation carried out by the government in order to increase competence and allow the entrance of new operators in the market.
With regard to the United Kingdom, the long-term OIBDA margin for operations (24%) is within the range of the analysts' consensus. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, in United Kingdom the ratio of invest at a percentage of revenue is aligned with analysts’ estimations (around 13%). The discount rate (6.3%) is considered to have greater market risk, due to the increase in uncertainty of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts. Accordingly, the currency which is the main variable used for external adjustments because of its great commercial dependence on Europe, has suffered a 4% depreciation against euro since 2016 (comparing year-end to year-end), and therefore a negative impact in the British net assets and cash flows nominated in euros. In the United Kingdom the perpetuity growth rate is a 1.7% showing a slight slowdown since 2016 caused by the negative effect of the inflation rate growth in the British consumers' purchasing power.

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Share price performance
Global growth remained solid in 2017 and surpassed expectations for the first time since 2010. With regards to monetary policy, the ECB maintained marginal lending facility rate stable throughout the year at 0.25%, but announced in October its intention to reduce the Asset Purchase Programme. In the US, on the one hand, Federal Reserve's Federal Open Market Committee increased interest rates 3 times in the year from 0.75% to 1.50% and balance sheet normalization started in October while progress on the fiscal agenda gained speed, most notably on tax reform. On the political front, the focus was on Dutch, French, and German elections as well as negotiations over Brexit between Brussels and the UK, while in Spain the agenda was marked by separatist events in Catalonia that led to regional elections in December. On the geopolitical front, tension between the US and North Korea escalated.
In this context, the main European indexes closed 2017 with a positive performance (EStoxx-50 +6.5%); DAX (+12.5%), CAC-40 (+9.3%), FTSE-100 (+7.6%), and Ibex-35 (+7.4%).
Among sectors included in the European DJ Stoxx-600 (+7.7%), technology (+19.2%) and basic resources (+19.2%) led positive performances, whereas only 4 sectors posted negative performances, being the worst telecommunications (-3.7%). The performance of the telecommunications sector was affected by adverse regulatory drag, reflected in weak revenue growth trends. Regulation also affected negatively the limited M&A activity in the sector, as well as the visibility on the profitability of the required investments for the Digital society.
Telefónica share closed 2017 at 8.13 euros per share, -8.1% in the year but the total shareholder return was -3.8%, following a dividend distribution of 0.40 euros per share in cash. The sector in Europe posted a total shareholder return after dividends of 0.7%. The performance of Telefónica was impacted in the second half of the year by the adverse evolution of exchange rates affecting earnings momentum and the political developments in Spain.
Telefónica closed the 2017 financial year with a market capitalization of 42,183 million euros, ranking as the twelfth company in the telecommunications sector worldwide.

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Research, development and innovation
Telefónica remains committed to technological innovation as a fundamental tool for being one of the main actors in the new digital universe, with the capacity to help to create a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.
Telefónica bases its innovation strategy on the balance between two main models:

•
Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources; and

•
Promoting the creation of open innovation ecosystems, in which the “Open Future” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, Telefónica has a subsidiary focused the development of disruptive technologies.
Telefónica firmly believes that competitive advantage cannot be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.
To this effect, the Telefónica Group’s internal innovation policy focuses on contributing with solutions that support Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers' loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions; and,

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.
During 2017 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
We also develop innovation projects to promote an increase in the access to information technology in country areas or areas of difficult access (Proyecto Internet para todos), new connectivity technologies, solutions and applications focused on Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the telecommunications

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infrastructures deployed. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.
A significant part of the innovation activities and projects of research, development and innovations are carried out by the Innovation department of Telefónica, which receives support from other companies and universities in the execution of its functions. Its mission is focused on improving our competitiveness through technological innovation and product development. Additionally, it is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.
The technological innovation activities of Telefónica are focused on three main areas:

1.
The development of new networks. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote and difficult-to-access areas to bring services that offer connectivity to the entire population. This project provides connectivity to rural populations through innovative technologies including yet not limited to integration with satellites, flight networks, microcells and network virtualization functions.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

◦	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

◦	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

◦	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

◦	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

◦	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

3.
Experimental and applied research: With a medium and long-term outlook, Telefónica also has “Scientific Groups” whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2017 consolidation was made of the Telefónica Alpha Innovation unit, which was conceived to focus on innovating products and developing disruptive technologies that address the main challenges affecting the planet and society. In addition, Telefónica I+D Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, continues developing products and generating patents in "enriched mobility", Smart Industry and Smart Agro.
The total R&D expense in the Group for 2017 amounted to 862 million euros, 4.8% less than the 906 million euros incurred in 2016 (1,055 million euros in 2015). This expense represents 1.7%, 1.7% and 1.9% of the Group’s consolidated revenue for 2017, 2016 and 2015, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).
During 2017, Telefónica registered 32 new patent applications, including two through the American office (USPTO), four through the Chilean office (INAPI) and 26 through the Spanish patent and trademark office (OEPM), 25 of which were European applications and one was an international one (PCT). Moreover, 8 industrial designs with European scope were registered through the OEPM.

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Regarding the development of open innovation in Telefónica, the company has the Open Future unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.
The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in the local ecosystem of the 17 countries in which it is present and in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around six initiatives, the objectives of which are as follows:

•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures and the Amérigo Funds).
Telefónica Open Future, ended 2017 as one of the main investors in the Spanish area of open innovation, positioning itself as one of the major funds in Europe and Latin America in venture capital investment, thus positioning Telefónica as one of the most innovative companies, as also recognized by the Startup Europe Partnership, a European Union platform, appraising the company as the second largest European company to support innovation.

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Non-financial information
With a view to improving the consistency and comparability of non-financial information reporting, Telefónica presents a non-financial information statement containing information regarding environmental, social and personnel matters, respect for human rights, anti-corruption and bribery, and diversity management. Pursuant to Spanish Royal Decree-Law 18/2017 of 24 November, this statement includes insight into the results of the policies and risks linked to these matters.

The non-financial information statement includes information regarding due diligence procedures applied by Telefónica and in relation with its supply and subcontracting chains for the purpose of detecting, preventing and mitigating existing and potential adverse effects.

Since 2002, Telefónica has been reporting thorough and externally-reviewed information on its non-financial indicators according to comparable international standards of the Global Reporting Initiative (GRI) in its Annual Report and, since 2016, the company's Management Report includes a material and accurate summary of these indicators.

Sustainability and Responsible Business
Introduction
The future of Telefónica will pass through fostering a responsible business model, capable of cultivating the trust of our customers, investors, employees, shareholders and society as a whole. To do so, we have the Global Responsible Business Plan, approved and tracked by the Board of Director's Regulation and Institutional Affairs Committee.
This Plan sets out the priorities until 2020 into three subjects: compliance and risk management, responsible productivity and sustainability as a leverage for growth to improve our business and the world.
The plan is presently based on Corporate Ethics, Customer Promise, Digital Confidence; Responsible Supply Chain Management; Talent and Diversity Management; Environmental Strategy, Human Rights, Social and Tax Commitment and Sustainable Innovation, with their corresponding objectives and KPIs. It is further specified in different local plans in the countries where we have activities.
Risks: Through the Integrated Assurance and Risk Management Model, implemented consistently in the main operations and transactions of the Group, we conduct a biannual tracking of the material risks of the group. This model considers methodology benchmarks such as yet not restricted to “Enterprise Risk Management - Integrated Framework” issued by COSO or standard ISO 31000. All personnel within the organization have the duty to contribute to risk management. The Board of Director's Audit and Control Committee supervises the risk management system, which identifies the categories of risks that the company faces, defines the acceptable risk level, measures for mitigating the impact of the identified risks, and also the control and information systems for controlling and managing these risks.
In terms of sustainability, the Integrated Assurance and Risk Management Model (IARM) incorporates a series of specific categories, which could be compliance risks, environmental risks, responsible supply chain management, privacy and security. Additionally, sustainability aspects will be considered when assessing other business categories, which could include business or customer continuity.
Responsible Business Principles: Telefónica's Responsible Business Principles are the foundation of the company's code of ethics; they define how we interact and the ethical commitments we undertake with our stakeholders: customers, employees, shareholders, providers and society in general. Our Principles reflect the ethical standards that we must apply in all our actions, our commitment to human rights, our promise to our customers, respect for privacy and freedom of expression, security, responsible communication and our commitment to the environment and to society in general. All these principles are set forth in greater detail through internal policies and regulations that apply to all Group employees. In addition, the company promotes

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employee knowledge of and compliance with these Principles by conducting a mandatory course and internal communication campaigns throughout the year
Fight against corruption and bribery
The total commitment of the Telefónica Group in the fight against corruption and bribery and in general, in relation to the regulatory compliance, led to the approval by the Board of Directors of Telefónica, S.A. of the creation of an independent compliance area on December 16, 2015, as well as the subsequent appointment, in February 2016, of the Chief Compliance Officer of the Telefónica Group; the objective was to continue, in an even more focused manner, with the implementation of a compliance model at Telefónica, notwithstanding all the activities carried out up to that date by other company areas to prevent corruption and bribery (internal audit area, sustainability area and legal area).
Additionally, although the Compliance function covers and supports any issue related to its function that may arise in respect of certain matters identified as sensitive from a Compliance point of view (privacy, anti-trust, security, tax, regulatory, etc.), the main subject matter overseen by the Compliance area and on which its main policies, procedures and controls are focused on, is the integrity matter, matter that includes the corruption and bribery issues.
With regard to the evolution of the Compliance function, it should be outlined that throughout 2016 and 2017, a total of 15 local Compliance units were created in those countries where Telefonica Group has its main operations (apart from those Compliance areas already existing in UK and Germany operating businesses). The development of the Compliance local units has contributed to the reinforcement of the Compliance culture at Telefónica.
In relation to the policies and procedures implemented in the Telefónica Group against corruption and bribery, including the risk assessment procedures, the following should be highlighted, among others:

•	specific internal rules, including, as the most significant one, the Anti-Corruption Policy.

•	channel where the queries related to the anticorruption claims can be resolved.

•	compliance third party due diligence.

•	criminal prevention model (in Spain and in other jurisdictions depending on the applicable law).

•
Preventive Control Procedure that includes, in respect of each subject matter (including the integrity matter), the identification of the key obligations, the relevant control model about those obligations, the subsequent risk assessment (in the context of the global risk map) and if applicable, the identification of the relevant action plans.

•	awareness and training: Telefónica has in place different mandatory courses related to the integrity matter, some of them specifically related to the anticorruption matter.

•	Whistler-blower channel and conflict of interest reporting tool.
Finally, with regard to the risks about corruption and bribery matters, Telefónica Group is exposed to risks related to the compliance of the law against corruption and economic sanctions programs as it is explained in the “Risk Factors Associated with the Issuer” chapter.
Customer Promise & Digital Confidence

•
Risk Analysis: Through IARM categories referred to as: “Customer Mindset Adaptation”, “Customer Satisfaction”, “Responsibility with the Consumer”, “Product and Service Marketing and Commercialization”, “Data Privacy”, “Security Systems” and “Cybersecurity”, a suitable control on customer-related risks is carried out.

•	Policies and indicators: There are multiple policies and initiatives implemented for managing these risks at the company, the most important are:

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◦
Global “Customer Promise” project for reinforcing the relationship of trust that we have with our customers, not only in the commercial area, complying with some standards of transparency and honesty, but also within the scope of privacy and security.

◦	Global courses in privacy and security.

◦	Global Security Policy and every security regulation contained therein.

◦	Global Privacy Policy.

•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
Sustainable supply chain management

•
Risk analysis: Through IARM categories referred to as: “Sustainable Supply Chain Management”, “Key Vendor Concentration and Dependency” and “Third-party Management” a suitable control is carried out on the risks related to Sustainability in the Supply Chain.

•	Policies and indicators: There are multiple policies and initiatives implemented for managing these risks at the company, the most important are:

◦	The general terms and conditions for purchasing goods and services

◦	The Policy and Standard for Sustainability in the Supply Chain

◦
The assessment of vendors of greatest risk based on different assessment and auditing methodologies accompanied by the implementation of improvement plans such as Ecovadis, Aliados and the Joint Audit Committee. Indicators: number of high-risk vendors, number of assessments or audits conducted on high-risk vendors; number of vendors with improvement plans.

•	Results of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
Environmental Strategy and Climate Change

•	Risk Analysis
Telefónica's environmental and climate change risks are controlled and managed under the company's global risk management model.
The environmental aspects of Telefónica have their greatest risk in the wide geographical breadth of its infrastructures, which is controlled through environmental management based on uniform processes that are certified according to ISO 14001.
The risks arising from climate change are physical risks that could have a greater impact on the company, particularly the ones arising from extreme weather events and the global warming, which could result in greater needs for cooling. To control this second risk, the company has a global energy efficiency program and a renewable energy plan. For managing extreme weather events, Telefónica has programs to enhance the resiliency of its network and improve the company's capabilities for adapting to climate change and mitigating the risks arising in this regard, considering them in network design and operation. Moreover, the company has business continuity plans for such events in the geographical regions requiring them.

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•	Policies and initiatives:
Telefónica has a Global Environmental Strategy, conceived from the Environmental Policy and Energy Policy approved by the company's Board of Directors. This strategy lays out a roadmap for the company to reach a green economy, reducing the environmental impact of its facilities while growing the potential of digitization to meet the major environmental challenges of other sectors.
Environmental management: Ninety percent (90%) of the company presently has Environmental Management Systems (EMS) that are ISO 14001 certified by an external entity. These systems contribute to the suitable management of the company's environmental aspects and extend a culture of environmental responsibility throughout the value chain. Telefónica's intends to have ISO 14001 certification of 100% of its operators.
The environmental impact affects our network the most because of its energy consumptions, but also in relation to physical elements with a visual impact or waste. For responsible network deployment and maintenance, Telefónica has common standards (rules, regulations and policies) for all our companies that go beyond existing legislation in force and comprise the principle of precaution and establish the minimum environmental management guidelines with a view to minimizing the impact of infrastructures, e.g., in the context of air pollution, waste and noise. We also extend compliance to these standards to our vendors (suppliers and providers) and contractors. Turning to water consumption, we foster initiatives for more efficient usage, particularly in regions with an elevated water stress.
Climate Change and energy: Climate change is one of the most important challenges that our society has ever faced. In this regard, progress in decarbonization, the detachment from economic growth and greenhouse gas emissions, has become urgent. Telefónica is aware of its potential role in finding solutions to climate change through digitization, but also of the responsibility that we must assume in reducing our individual carbon footprints.
With this goal in mind, 9 years ago we created a Global Climate Change Office. In 2016, we announced new Energy and Climate Change targets for 2015-2020, which not only are compatible with the expansion of the network and service quality but will also help us be more competitive:

•	Reduce energy consumption per traffic unit by 50%.

•	Commence uncoupling of our growth from greenhouse gas emissions, decreasing them by 30% in absolute terms by 2020 and 50% by 2030.

•	Save €90 million through energy efficiency projects.

•	Commit to renewable energies as sustainable sources for our business, using 50% of the electricity from renewable energy sources by 2020 and 100% by 2030.
To achieve these targets, the company has a global energy efficiency program and a renewable energy plan in place.
Circular Economy: The company is aware of the immense opportunities linked with the circular economy. In this regard, we promote reuse and recycling above other waste and used equipment management alternatives; implement low-carbon purchasing criteria and buy increasingly more efficient systems; consider the lifecycle analysis when designing customer products and increase information to customers through Ecorating; and also explore new business models for cultivating this philosophy with the use of IoT as a foundation.
Green Services: in the current context, where environmental challenges affect society as a whole, increased digitization now provides us with solutions related to climate issues, biodiversity, water and waste. We are aligning our business and environmental strategy, seeking to capture the opportunities linked to the search for solutions for our customers. We want to position ourselves as a key actor in the green economy and, in this regard, sustainable innovation is essential.

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•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
The following results are particularly salient from this past period:

•	We made progress in achieving our energy and climate change targets.

•	We certified the energy management systems for our operations in Spain and Germany according to ISO 50001.

•	We validated our greenhouse gas emission goals through the Science Based Initiative.

•	We made progress in our renewable energy plan and joined the RE100 initiative

•	We extended the Eco Rating initiative, a seal informing our customers of the environmental and social impact of mobile devices in 8 countries.

•	For the fourth straight year, we made the "A List" of the Carbon Disclosure Project, the largest climate change investment index.

•	We launched a platform for digitizing company waste management.

•	We certified Telefónica Brazil according to ISO 14001.

•	We furthered the Telefónica climate change adaptation strategy.
Talent management

•	Risk Analysis
Talent management is a basic aspect of the Telefónica Responsible Business Plan, since the present digital revolution entails the creation of new types of work with new digital skills that will have a decisive influence on the future competitiveness of the Company. Additionally, talent management at Telefónica is directly related to diversity management, since it is an important source of talent and a competitive element that brings us closer to a diverse and ever-changing society.

•	Policies and initiatives
At Telefónica, we want to guarantee the key profiles for the future. A Business Intelligence project has enabled us to identify differential capabilities to ensure success in technological disruption environments: learning capacity; ability to transform in constant change; and amplitude and depth of digital experiences.
The Human Resources chapter of this report contains more information in this regard.

•	Results and indicators of the policies and initiatives
The following table of non-financial indicators includes the main talent management policy indicator: training hours of employees in the period. A more comprehensive sample of relevant indicators contemplated in the Global Reporting Initiative (GRI) Standards will be published in the company's 2017 Integrated Report.
Diversity

•	Risk identification
At Telefónica, diversity management is a key driver in digitizing the Company. Going beyond compliance with legislation, we see diversity as a source of talent. We therefore incorporate it as a key competitive

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element in our business model that brings us closer to a diverse and ever-changing society. Diversity cultivates empathy and innovation, and, as such, generates value for the company and positively affects our results.
Assuring our capacity to attract, retain and perceive value from the best talent is a fundamental piece in our business plan, which is closely linked to the creation of inclusive work environments in which the singularity of beliefs, backgrounds, capabilities and lifestyles help us make better corporate decisions. The challenge lies in going from theory to real and concrete application in the organization. Embracing the different dimensions of diversity from a comprehensive perspective will ensure successful internal consistency and preclude diversity management based on unintegrated initiatives. To do so, in addition to the gender dimension, at Telefónica we address other key dimensions of diversity such as disability from a point of view that goes beyond HR management. In this regard, we work to become a fully accessible company committed to making products and services that are accessible for persons with disabilities. For example, the free service Movistar+5S is particularly prominent as it lets persons with sensory impairments gain access to Movistar+ premium contents (films and series).
Created in 2016, the Diversity Board is a space for detecting risks, sharing good practices and replicating the initiatives with the best results in other countries.
At Telefónica, we understand Diversity not only as a matter of human resources management, but also as an opportunity to draw nearer to our customers, encouraging us to design and implement products and services that can be accessed by individuals with disabilities or any other personal condition.

•	Policies and indicators
In response to this vision in 2017, we appointed a Chief Diversity Officer for expanding and deepening the strategic vision of diversity at Telefónica. Moreover, the structure and operation of the aforementioned Diversity Council Global was consolidated during 2017. The Diversity Council comprises members of the executive operating committees and was conceived to follow the Global Diversity Policy, approved in 2016, and for supporting the initiatives being developed locally.
We ensured the implementation of the Global Diversity Policy by incorporating diversity policy tracking into the Responsible Business Plan approved by the Board of Director's Regulation and Institutional Affairs Committee with a view to achieving progress toward our goals, particularly to have 30% female executives by 2020.
It is essential to also mention that the Company Executive Appointment and Dismissal Policy approved by the Executive Committee guarantees the best talent for the Company through meritocracy, diversity and transparency.
Telefónica, S.A. also has a Diversity Policy regarding its Board of Directors to ensure that motions to appoint and reelect Directors are based on a prior analysis of the needs of the company's Board of Directors, favoring the diversity of knowledge, education and professional experience, age and gender, without any implicit bias that would imply discrimination based on gender, disability or other personal condition.

•	Results and indicators of the policies and initiatives
The number of employees at Telefónica as of 31 December 2017 was 122,718. Total female professionals grew to 46,224 (37.7% of the total) and the total male professionals tallied 76,494 (62.3% of the total). The percentage of women is 21.5% in management. It should also be mentioned that Telefónica's professionals hail from over 24 countries (four of which are represented in the Board of Directors) and pertain to over 100 nationalities. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
The Appointment, Remuneration and Good Governance Committee and the Board of Directors of the Company are further proof of the company's commitment to a diverse Board of Directors, as reflected

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in the motions for appointment, reelection and ratification of Directors analyzed and approved in 2017, particularly in the motion to appoint Carmen García de Andrés, approved by the General Shareholders’ Meeting on 9 June 2017.
Telefónica places the Diversity project among its strategic projects within the Responsible Business Plan presented and approved in the Regulation and Institutional Affairs Committee, which is chaired by Ignacio Moreno Martínez, CEO of the company.
Salary differences in executive posts. The statistical sample of the executive category by country is much smaller than top and middle level management categories and thus could present distortions due to the types of change and strong typical deviations in the analysis of means by gender in such small sample sizes (primarily because of the impact of personal factors such as age, years of experience, specific qualifications, continuous performance and seniority).
At Telefónica, remuneration packages for executives are established based on the following principles:
1.Comparing position by position with the market through the external service provider Willis Towers Watson.
2.Annual internal equity analysis to ensure a solid governance model.
3.Basing our salary review policies on the principle of performance.
4.Rewarding our executives for the value that they bring to the business, their experience, special skills and expertise, knowledge and years of experience, etc..
  The Appointments and Remuneration Committee of the Board of Directors ensures that remuneration packages are drawn up according to the principles mentioned above.
Regarding point 1, here is an analysis of remuneration in comparison with local market data:

	Total compensation versus locals markets- Collective manager
	Men	Women	Total
Above market	24%	18%	23%
At market	64%	77%	67%
Below market	12%	5%	10%

Human Rights

–	Risk analysis:

–
An assessment was made in 2013 regarding the potential impacts of our activities on Human Rights, following the UN Guiding Principles on Business and Human Rights. The assessment was conducted in 16 countries and addressed 15 subjects. As part of our due diligence, we have updated our assessment which is still ongoing, to review the most important impacts of our business and any human rights that may be affected, taking into consideration the development of our strategy and that of technological transformation.

–	Policies and initiatives:

◦	Commitment to the UN Guiding Principles on Business and Human Rights.

◦	Policies addressing Human Rights such as the Global Privacy Policy, Global Security Policy, Global Diversity Policy, Sustainable Supply Chain Policy, etc.

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◦	Analysis of the impact of the company's activities on Human Rights according to the UN Guiding Principles on Business and Human Rights and the corresponding action and mitigation plans.

◦	Responsible Business Channel, through which any interested individual or entity can make a query or complaint regarding Human Rights or any other matter regarding sustainability.

–	Results and indicators of the policies and initiatives

◦
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.

Engagement with the communities
Network deployment entails a process involving communication with stakeholders (owners, communities, authorities) which must be attended. Establishing a suitable dialog procedure with communities is one of Telefónica’s main concerns.
At Telefónica there are internal procedures for dialog with the communities which establish an orderly plan. Among the best practices is to inform the community near the site where a telecommunication infrastructure construction project is to be carried out in Ecuador, the training of interlocutors from the academic world in Venezuela, cooperation and alignments of the sector through the associations which represent us in the different countries, the Codes of Good Practices for the Deployment of Mobile Communication Infrastructures in Argentina, or the communication programmes aimed at communities  which demand coverage but reject aerials in Peru and Colombia.
Social commitment

–	Risk analysis

–
Access to high-speed bandwidth networks is the base of developing the digital economy. In this regard, as a connectivity provider, Telefónica aims to reach a growing number of people and thereby secure an essential role as catalyst in the digital transformation. A steadfast resolve for digital inclusion of marginalized social groups is essential to improve the environment in which Telefónica should further develop its business while generating a society with greater equality of opportunities.

–	Policies and indicators

–
Digital inclusion, which could be defined as an expanding global connectivity and adoption of Internet services, has proven to be not only capable of bringing social and economic benefits but also fertile with potential in the fight to reduce poverty, manage social and natural emergencies, improve community infrastructures, and even increase the offer of access to services, including healthcare, education or financial services.

–	In the past decade, thanks to the investment in network deployment and new business models, we have been able to extend the coverage of our services with an accelerated reduction in the digital gap.

–
Despite all the advances, however, there are still barriers to digital inclusion that leave behind unconnected and unattended communities to run the risk of even greater marginalization in addition to losing a golden opportunity for growth and development in these sectors of the population.

–
For this reason, we believe that the solution to reduce this gap should be comprehensive and include private companies, authorities and the public sector. This is one of the main challenges we are facing in the coming years, for which we will succeed, since we have already begun to work on various fronts that will help us progress in the communities where we work, namely:

◦	Network deployment in remote areas

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◦	Emergency response

◦	Local digital education projects

◦	Guarantee of accessibility to our products and services

–	Results and indicators of the policies and initiatives

◦
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report.

Tax Commitment
Our Responsible Business Principles group a set of guidelines guiding us in our daily activities and define how to develop our business. In accordance therewith, at Telefónica we are committed to honesty and respect for the law in all our engagements regarding the handling of our tax matters.
In this regard, our tax policy comprises the following engagement guidelines:

•
Compliance with all required tax obligations in all countries in which we operate, contributing to its economic and social progress, and reconciling our commitment to creating value for our shareholders through the efficient management of the costs associated with tax management.

•
Commitment that all tax position assumed corresponds to commercial and business considerations. In this regard, the tax-related component of all transactions may not be justified independently from the commercial and business considerations that justify the corresponding operation.

•	Appropriate documentation with a clear explanation of the adopted tax positions.

•	Efficient tax management procedure ensuring correct tax statements.

•	Tax-related risks are managed with a view to preventing and reducing tax disputes to be engaged only when necessary to achieve the tax strategy of the company.

•
Management of the tax-related risks arising from interaction with the business. A comprehensive analysis of the corresponding tax aspects will always be carried out for commercial decision-making. When there are various tax alternatives to achieve the same objective, the company will opt for the most efficient in terms of taxation.

•	Transfer price policy for all transactions between related parties and entities for guaranteeing the creation of value through functions, assets and the assumption of business-related risks.

•	Effort and commitment to adapt the tax situation affecting Telefónica's reality to the new digital economy molding the current marketplace.

•
A strong relationship with tax authorities. In this regard, originally through a decision by the Board of Directors, Telefónica, S.A. has been adhered to the Code of Good Tax Practices since 2010. This code was created by the Large Businesses Forum together with the Spanish Tax Administration with a view to preventing the use of opaque structures for tax purposes. Telefónica also participates in several international forums existing for fostering and developing the recommended good practices of the OCDE.

•
Not using corporate structures for the purpose of hiding or reducing the transparency of company activities from tax authorities or other stakeholders. Moreover, and in accordance with the LSC, the creation or acquisition of stock in special purpose entities or companies domiciled in countries or regions considered to be tax havens, and any other transaction or operation of a similar nature that, for its complexity, could undermine or interfere with the transparency of Telefónica, is reviewed and, where pertinent, approved by the company's Board of Directors. Likewise, the approval of investments

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or transactions of any sort that could entail a special tax-related risk given their elevated amount or special characteristics, will likewise be approved by the Board of Directors.

•
Commitment not to have any presence in any of the jurisdictions listed as tax havens by the regulations established in Spain. If there is any business need to have an operator in a region listed as a tax haven, approval will be requested from the Board of Directors. The activities of the Telefónica Group in regions considered by other organizations as having little or no taxation structure will respond solely and exclusively to a business purpose and have the material and human resources necessary to undertake such activities without their purpose of transferring profit to these jurisdictions to secure a reduction in taxes in any case whatsoever.

•	We ensure transparency in our financial reporting for investors and the company, and work to simplify an understanding of our tax-related matters.
In 2017, our total tax contribution totaled 12,188 million euros (3,327 million euros as input taxes and 8,861 million euros as charged taxes), which means that for every 100 euros of turnover, 23.4 are allocated to pay taxes (6.4 for input taxes and 17 for charged taxes).

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Human Resources
Objectives and policies
At Telefonica we know that everything has to do with people, because, it is only through them that we can lead the transformation and undertake great challenges. From HR, we work hard in developing the potential of our employees so that they can fulfill the commitments established with our customers.
Our vision is based on four main pillars:

•	Build talent and skills for business transformation.

•	Promote simplification and ensure execution in the same way, creating in such a way, a simple organization with agile processes.

•	Build a culture centered on the client, always through the collaboration of diverse work teams.

•
Become a 100% online area with a high degree of self-service in the internal processes of human resources, relying on shared services and providing an integrated human resources experience for managers and employees based on empowerment.

Within the framework of our Transformation Programme "We choose it all", there is a priority in the business: The digitalization, and from Human Resources we support this strategy with the digitalization of our processes. We mainly rely on SAP SuccessFactors, a leader in cloud solutions, to integrate in a single global tool the recurrent processes for the employee such as training, recruitment, performance, compensation and personnel management, promoting self-management and multi-device access from anywhere and anytime.
As of today, 120 thousand professionals in 40 countries and 177 entities have a global employee experience. Despite its youth, SuccessFactors already shows some adoption data that point to the great acceptance by our employees: in the last year, 3 million accesses to the system, 4,9 million hours in on-line courses, 100,000 acknowledgments among colleagues and 33,000 members in knowledge communities. This is a clear example that Telefónica is on the right track of simplifying and digitizing its forms of work.
Employee Training
At the point of transformation in which Telefónica S.A is today, as well as the rest of the Group Companies, the training and learning of people is a decisive and strategic element of which we are completely responsible.
In 2017, the global training model (single access through SuccessFactors) has enabled real-time learning through SAP JAM, as well as the generation of synergies between collaborators from different countries and companies in the group. This has given a variety of information whilst looking for ways to develop the efficiency of training. Likewise, the model seeks to achieve a culture of self-service, in which people take responsibility for their training without needing more participants than themselves.
Universitas has continued with a series of programmes, both on a virtual and face-to-face level. In this last modality, almost 2.000 people have received in the physical campus of Barcelona in regular programmes and more than 1.000 in external programmes, designed for specific areas or external clients.
Likewise and through virtual classrooms, different initiatives have launched to develop the digital capabilities of all these employees.
Talent management
In a changing environment, marked by dynamism and digital transformation, the attraction and retention of talent is one of the key issues for the profitability and sustainability of the business. At Telefonica, we firmly believe that our professionals are the most important asset of the Company and therefore, we work every day in the development of their capabilities, given we understand, that it is only achieving that maximum potential that we can fulfill the commitments established with our customers. We currently have a talent model that accompanies the employee in their career development, identifying the key skills and abilities that will help

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them to face our transformation process, aligned with the strategy and the company programme, "We choose it all".
With this model, we promote global talent programmes that contribute to the professional development of our teams, for the better implementation of the Company's strategy, in its different levels and segments, from young people to the managers.
In 2017, a select group of 86 young people of the company, from 11 countries, was part of the second edition of the Young Leaders Programme, focused on empowering the digital, transformational and leadership skills of young talent that meets the defined Digital Profile set by the Company. It is important to point out that, of the total number of participants, 53% were women. With this, we can say we are moving towards the retention of the Digital Generation and we are ensuring future leaders and collaborators with the characteristics of an environment in constant movement.
The development of programmes for key groups is essential to enhance gender and generational diversity, as well as inclusive leadership. Likewise, the identification of the talent map for the design of visibility actions is key in the evaluation and maximization of talent within the Company.
The Women in Leadership Programme has been set as part of the actions to strengthen the leadership of women within the Company. In Telefonica, initiatives such as this show that one of the priorities for action in our diversity plan is to guarantee equal opportunities for women and men in positions of responsibility. We believe that promoting diversity is a key component for talent management in all markets in which we are present.
Continuing with our commitment with the transformation, we have focused on actions that encourage continuous learning, securing at the same time the development of the digital profile. Within these initiatives, we find the implementation in SuccessFactors of the Learning Hub. A virtual space that brings together learning spaces from different sources, both internal and external, and where participants can access carefully selected information and promote microlearning (learning focused on short sessions). This space seeks to continue strengthening the culture of self-management in our employees.
Labor Relations
In virtue of the agreement reached with Union Network International (UNI), we are committed to the elementary standards of the ILO on work. This agreement, renewed at the end of 2014, remains in force and takes into account developments in matters of corporate responsibility as established in the Guiding Principles for Business and Human Rights of the United Nations, which clarify that companies must respect them in their chains of supply.
Respect for Human Rights is one of the foundations of our Responsible Business Principles. Our focus on HR has it grounds on five basic elements: people, technology, suppliers, the role in communities and, finally, the role in change through participation and alliance with strategic interest groups.
At Telefónica, we ensure the fundamental rights of the community included in the ILO conventions, which include aspects such as social dialogue, respect for the right of workers to be informed and consulted, and respect for trade union rights. We are also responsible for ensuring working conditions in the workplace and in the community by providing safe workplaces that safeguard the safety and health of our employees. As a Company, we ratify our support to deliver stable working conditions to our employees, promoting a harmonious working environment, in which tasks are fairly distributed.
Within our principles of responsible business, we collect the commitment we have with the workers, guaranteeing fair and adequate compensation to the labor framework in which we develop our operations. We ensure that our compensation policies and practices guarantee equal pay and opportunities for women and men.
At Telefónica, we also commit ourselves to comply with ILO conventions on freedom of association and trade union rights and to recognize the right of unions to represent and negotiate on behalf of workers, and without prejudice to existing local legislation.

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As a company, we respect the rights of all workers to form and join the trade union of their choice and to bargain collectively, allowing the decision on whether or not to join a union is made by employees completely free from coercion.
Maintaining a neutral position regarding trade union activity is essential to ensure a free and open environment that allows the exercise of association rights. If the workers wish to unionize, Telefonica will recognize the unions that reunite the conditions of organization in accordance with ILO Convention 87, and always respecting local legislation. At the same time, Telefonica guarantees that workers' representatives will receive fair treatment, free of discrimination, and that they will have all the facilities to carry out their functions of representation.
Occupational Health and Safety
For Telefónica, it is a priority to declare its permanent commitment towards people, establishing a business management that protects the life, physical integrity and health of its workers.
According to the Principles of Responsible Business, the Company offers its employees a safe work environment. To this end, adequate mechanisms are established for the prevention of incidents that are associated with professional activity, through strict compliance with all regulatory regulations, the implementation of safe work procedures, training and the preventive management of safety and health. In work established throughout the organization.
The Occupational Prevention Risk Management System guarantees the integration of workers' safety and health in all Telefonica’s processes and services through the development of a global model for the implementation of policies, procedures and common actions. Thanks to this system, Telefónica identifies and shares those practices that have shown a direct impact on the continuous improvement of the welfare of its employees, society in general and, consequently, the reduction of accidents.

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Liquidity and capital resources

Financing
The main financing transactions carried out in the bond market in 2017 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U. (1)
EMTN Bond	01/17/17	01/17/25	1,250	1,250	EUR	1.528%
EMTN Bond	01/17/17	10/17/28	500	500	EUR	2.318%
EMTN Bond	01/25/17	01/25/19	150	150	EUR	EURIBOR 3M + 0.40%
SHELF Bond	03/08/17	03/08/27	1,500	1,251	USD	4.103%
SHELF Bond	03/08/17	03/08/47	2,000	1,667	USD	5.213%
EMTN Bond (Retap)	03/17/17	10/17/28	200	200	EUR	2.318%
EMTN Bond	04/18/17	04/18/37	200	167	USD	4.900%
SHELF Bond (Retap)	04/28/17	03/08/47	500	417	USD	5.213%
EMTN Bond	09/12/17	01/12/28	1,250	1,250	EUR	1.715%
(1) Guaranteed by Telefónica, S.A.
During 2017 there was no outstanding amount under the main financing transactions arranged in 2017 in the bank market.
Available funds
At December 31, 2017, Telefónica S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 9,967 million euros (of which 9,266 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2017 amount to 2,868 million euros.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.
Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.
Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.
Credit rating
At December 31, 2017, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2017, there have not been changes in the credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch

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downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
European Commission's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. in 2016 had an impact on Telefonica´s credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that decision would delay the Company´s deleveraging process. In 2017, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing rates to extend average debt life, together with the maintenance of an appropriate level of liquidity, an active portfolio management through the completion of the 40% divestment of Telxius, and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our on our financial statements.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2016, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share to be paid in November 2016.
On October 27, 2016, the Board of Directors of Telefónica, S.A. announced the dividend policy for the years 2016 and 2017. For the year 2016 the payment would be a total of 0.55 euros per share, adding to the scrip already approved by the Annual Shareholders Meeting, the payment of 0.20 euros in cash in the second quarter of 2017. Relating to 2017, it was announced that the dividend would amount to 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018,both in cash.
On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In this regard, the dividends paid during 2017 were paid on June 16 and December 14.

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Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•
Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2017 and 2016, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
(1) Millions of euros

The movement in treasury shares of Telefónica, S.A.during the years 2017 and 2016 is as follows:

Number of shares
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Share plan delivery (see Note 19.3)	(2,869,334)
Share redemption	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Share plan delivery (see Note 19.3)	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions
There have been no acquisitions of treasury shares in 2017 (668 million euros in 2016).

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Share redemption and disposals
In 2017 there has been no share redemption or disposals of treasury shares.
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totaling 813 million euros were cancelled.

Employee share option plan
Treasury shares sold, including share plans redemptions, in 2017 and 2016 amount to 37 million euros and 26 million euros, respectively.
On July 31, 2017 the third phase of the Global Employee Share Plan (“the GESP”) matured and 3,187,055 treasury shares were delivered to Group employees who met the established requirements.
On September 30, 2017 the first phase of the “Performance and Investment Plan 2014-2017” (“PIP 2014-2017”) and the first phase of the "Talent for the Future Share Plan" (TFSP1) ended. No shares have been delivered to Telefónica Group executives or managers (see Note 19).
On June 30, 2016 the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” ("PIP 2013-2016") ended. No shares were delivered to Telefónica Group Management.
Other movements
On March 14, 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72 million of its treasury shares in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. On the same date, this stake was sold at the same price to Telefónica Germany Holdings, GMBH so that, at 2017 year end, Telefónica, S.A. has no direct participation in Telefónica Deutschland Holding AG and the transfer of the stake has not had impact in the income statement.
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 35.2 million of Telefónica shares in 2017 and 2016, recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

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Risk factors associated with the issuer
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Annual Financial Statements, and are as follows:
Group-Related Risks
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe have improved as two major risks have diminished during 2017. First, political uncertainty has decreased after the results of the general elections in some European countries and, second, the agreement reached in relation to the Greek bailout program and better macroeconomic data in the country have opened the door to a potential solution to the Greek debt crisis in the near term. While such risks have diminished, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing in the near future, with a negative impact on the balance between the private and public sectors, and by the restructuring processes which the European banking sector is still immersed in. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016, will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure, could come from Catalonia's political situation and its impact on the Spanish economy. Although recent events point to a lower degree of uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In 2017, the Telefónica Group obtained 24.3% of its revenues in Spain (24.6% in 2016), 14.0% in Germany (14.4% in 2016) and 12.6% in the United Kingdom (13.2% in 2016).
In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases despite recent improvement, and doubts about growth and imbalances in China. Certain internal factors such as high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth, hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches.
In Brazil, although the political scenario continues to be unstable, the government has approved relevant legislative reforms and promoted the approval of other key legislative items, such as the social security reform, which could be approved before the end of the term, which has improved the confidence levels in the government. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing needs remain high. The combination of such elements has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook, subject to the outcome of the coming general elections and

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of the renegotiation of the North American Free Trade Agreement (NAFTA), which is now underway. Any increase in interest rates in the United States and/or a possible renegotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.6% for 2017.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence. The October legislative elections confirmed the good results of the government coalition. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During 2017 Telefónica Hispanoamérica represented 24.1% of the Telefónica Group's revenues (24.2% in 2016), of which 27.8% proceeded from revenues in Argentina, 18.5% in Peru and 17.4% in Chile. During 2017, Telefónica Brazil represented 23.1% of the Telefónica Group's revenues (21.3% in 2016). In this respect, 32.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this status.
“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2017, 71.0% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 17.2% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 91 million euros, (ii) whereas a 100 basis

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points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 74 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 17 million euros for the year ended December 31, 2017, primarily due to the weakening of the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2017, taking into account derivative instruments in place.
During 2017, Telefónica Brazil represented 25.9% (24.5% in 2016), Telefónica Hispanoamérica represented 21.9% (23.0% in 2016) and Telefónica United Kingdom represented 10.1% (11.3% in 2016) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In 2017, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 3.2 p.p. and 4.7 p.p., respectively, mainly due to the depreciation of the Argentine peso, the Venezuelan bolivar and the pound sterling. Furthermore, translation differences had a positive impact on the Group's equity of 2,049 million euros as of December 31, 2016 and a negative impact of 4,607 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2017, the Group's net financial debt amounted to 44,230 million euros (48,595 million euros as of December 31, 2016) and, as of December 31, 2017, the Group's gross financial debt amounted to 55,746 million euros (60,361 million euros as of December 31, 2016). At such date, the average maturity of the debt was 8.08 years (6.35 years as of December 31, 2016).
As of December 31, 2017, the Group's gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,063 million euros.

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In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at December 31, 2017. As of December 31, 2017, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (12,541 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2017, 7.3% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2018.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standards IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial instruments", effective from January 1, 2018, and IFRS 16 "Leases", effective from January 1, 2019.
These standards present significant changes that will affect the amount and timing of recognition of revenues and expenses related to certain sales transactions (IFRS 15), the estimation processes for the expected impairment losses on financial assets, the recognition period and the documentation of hedging policies and strategies (IFRS 9), as well as the accounting treatment for all lease contracts, other than certain short-term leases and leases of low-value assets (IFRS 16). The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods difficult and less meaningful.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum

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capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
On September 14, 2016, the European Commission (EC) adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second quarter of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700 MHz band will initially allow the expansion of the capacity of 4G networks and, in the near future, the introduction of 5G services with new functionalities. In Spain, it is expected that the Ministry of Energy, Tourism and the Digital Agenda publishes its plan to release the 700 MHz band before June 30, 2018, in line with the calendar approved by the EC and with the 5G National Plan adopted in December 2017. The 5G National Plan also contemplates, among other matters, an urgent auction for the 3.6 GHz band at the beginning of 2018 and, possibly, also in the L band (1452- 1492 MHz).
In connection with the spectrum auction for the 2.3 and 3.4 GHz bands in the United Kingdom, on July 11, 2017 the Office of Communications (“Ofcom”) released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for "immediate use") and 3.4 GHz bands (which may be used for 5G services). They set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. Hutchison 3G UK Ltd ("H3G") and BT filed a motion to review Ofcom's decision regarding the 3.4 GHz band based on the constraints imposed by the spectrum limits set forth in this band for which they can bid. The judgment was released in December 2017 and both appeals were dismissed. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica UK expects the bidding to start in March 2018.
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") published its position on the key elements on June 27, 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group reported its request for frequency by the deadline of September 30, 2017 and commented on the key elements of the proposal. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the 26 GHz frequency band.

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In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place in 2018.

•
Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published the conditions for the auction of 70 MHz of spectrum in the 700 MHz band and of 5 MHz of spectrum in the 1900 MHz band. The ITC modified through Decree 2194 of December 27, 2017 the spectrum caps, increasing them by 5MHz for high bands, reaching a total of 90 MHz, and by 15MHz for low bands, reaching a total of 45 MHz. On January 23, 2018, the ITC published a second project on the conditions of the 700 MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple-round ascending clock auction, and the obligation to provide free wifi zones would be removed. This second project was subject to comments until February 20, 2018. The schedule for the auction has not yet been set but the ITC has announced that it should take place in 2018.

•
Argentina: The government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the "refarming process"), which Telefónica has challenged in court, and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the "spectrum on demand process"). In connection with the latter, in May 2017 such "spectrum on demand process" was launched and, in June 2017, certain 2.6 GHz spectrum was granted to Telefónica and other licensed mobile operators, but the effective distribution of the spectrum is still pending.

It is possible that some of the above-mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum, may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In the United Kingdom, Telefónica has an obligation under the terms of its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland). It also has an obligation under the terms of its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass. Both requirements had to be met by the end of 2017 and must be maintained thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G networks and working on the roll-out of its 4G network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.
In Spain, also related to the licenses of the 800 MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete before January 1, 2020 the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of 30 megabits per second or faster, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution (“LTE”) solutions over the 800 MHz band that will be the base for compliance with such obligations.
In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court against the decision of the EC authorizing such merger. Oral hearings were held in December 2017 and the decisions are expected in the first quarter of 2018.

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In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefónica must update this information by April 30, 2018 by sending the updated list and value of the assets assigned to the provision of STFC as of December 31, 2017. In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses but has been challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's governing board may overcome it by sending the bill for voting in the Plenary (such action depends on the political environment, which is also uncertain). Such Court and, consequently, the Senate's governing board, has each decided to send the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until 28 November 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica filed renewal requests for an additional twenty years in relation to a concession for

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the provision of local carrier services and to one of the concessions to provide mobile line services in certain provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. While services are being provided on such spectrum, a consumer organization filed a claim against the allocation of spectrum on the 700 MHz band that is still pending.
During 2017, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 538 million euros.
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, the current rate is 0.495 pence per minute. On June 27, 2017, Ofcom made a consultation on a proposal for a progressive reduction over a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.
In Spain, in November 2017, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") submitted to the EC the draft measures to set the new MTRs for all the mobile operators, which would imply a progressive reduction of 40% from current levels. The proposed dates and MTRs would be as follows: since the decision becomes effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0066 €/min; and as from January 1, 2020 at 0.0064 €/min. A final decision was adopted in 2018 setting the rate at 0.0067 €/min during the year 2019.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.
In Brazil, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts and the proceedings are ongoing). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the Instituto Federal de Telecomunicaciones ("IFT") announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0. 028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on the PEA’s network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.
As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the year ended December 31, 2017 the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1 percentage point from the organic growth of the Group's revenues.

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Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories.
In Brazil, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. The final version, however, has not been published because the amendment to the underlying concession agreement has not been yet finalized.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.  In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this Annual Report. Nevertheless, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens.
In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

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Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating".
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
As of the date of this Annual Report, Telefónica is conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

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Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation we are immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Chile and Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2014 and the end of 2017. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 862 million euros in 2017, representing a decrease of 4.8% from 906 million euros in 2016 (1,055 million euros in 2015). These expenses represented 1.7%, 1.7% and 1.9% of the Group's consolidated revenues in 2017, 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of December 2017 Telefónica has already 19.2 million premises passed with fibre (representing 66% of the households), which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond

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to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.
As of 31 December 2017, the Telefónica Group depended on three handset suppliers and 10 network infrastructure suppliers, which, together, accounted for 79% and 78%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.
The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.
In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

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There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.
Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. No impairments were recognized in 2017. In 2016, impairment losses in goodwill were recognized amounting to an aggregate amount of 215 million euros, relating to Telefónica´s operations in Venezuela (124 million euros) and in Mexico (91 million euros).
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

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Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 17 and 20 to the Annual Financial Statements.

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Trend evolution
In 2017, Telefónica made progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•
Firstly, Telefónica preserves a business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 68 million smartphones accesses, 3.3 million Pay TV accesses and 9.2 million fiber accesses during the 2015-2017 period. Additionally, average revenue per access increased by 4.1% year-on-year over the 2016-2017 period, from a year-on-year increase of 2.8% over the 2015-2016 period.

•
Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, resulting in a positive trend in average revenue per access in the majority of our markets.

•
Thirdly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call centre costs reduction); and improving sales channels with a more efficient back office. All these measures allow resource liberation, resources that can be used for improving network. In 2014 we began to prepare our digitalization, designing in 2017 a program that includes from the systems that will facilitate that digitalization, the processes we have to adapt to achieve our digitalization targets that allow us to improve the service for our customers and achieve savings.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2015-2017 period.

•
First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not completely offset by the increase in tariffs.

•
Third, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, the regulators have progressively reduced in recent years the fixed rates that Telefónica charges for calls received from other companies’ networks; the new roaming-out regulation (“Roam Like At Home” - RLAH); and the arbitration award of 470 million euros affecting Telefónica Colombia in relation to the reversion of certain assets used for the provision of services under old concession agreements.

•	Fourth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•
Fifth, in the last three years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2016 as well as in 2017.

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The positive result of the strategy with focus on sustainable and profitable growth is reflected in an upward trend in key market indicators as the operating cash flow (OIBDA-Capex) and net income. The operating cash flow continues its growth and was up 123.6% year-on-year over the 2016-2015 period and 21.0% over the 2017-2016 period. These better results were also seen in the net income, which increased by 16% over the 2017-2016 period.

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Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones, S.A.U. launched under its EMTN Programme, updated on June 29, 2017, an issuance of notes amounting to 1,000 million euros. These notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.

•	On February 2, 2018, Telefónica Emisiones, S.A.U. redeemed 750 million sterling pounds of its notes issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.
Investments

•
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 11, 2018 carried out a capital increase amounting to 194 million euros, totally subscribed and disboursed by Telefónica, S.A.

New organizational structure
The Board of Directors of Telefónica, S.A., at its meeting held on January 31, 2018, resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
the areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, is unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), is split into two new units in order to more effectively manage the different market situations: Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which is led by Mr. Bernardo Quinn (until now Director of Global Human Resources), and Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which is led by Mr. Alfonso Gómez Palacio.

the area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.

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Annual Corporate Governance Report for Listed Companies
A. Ownership structure

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2017/09/20	5,192,131,686.00	5,192,131,686	5,192,131,686
Indicate whether different types of shares exist with different associated rights:
No

A.2	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	268,230,302	0	5.17%
CaixaBank, S.A.	259,611,788	342,072	5.01%
BlackRock, Inc.	0	344,259,683	6.63%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	342,072
BlackRock, Inc.	BlackRock Group	344,259,683

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Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
--	--	--

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,351,958	0	0.03%
Mr. Isidro Fainé Casas	595,382	0	0.01%
Mr. José María Abril Pérez	157,077	158,211	0.01%
Mr. Ángel Vilá Boix	333,463	0	0.01%
Ms. Eva Castillo Sanz	113,594	0	0.00%
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.00%
Mr. Peter Erskine	42,733	0	0.00%
Mr. Luiz Fernando Furlán	38,423	0	0.00%
Ms. Carmen García de Andrés	704	0	0.00%
Mr. Ignacio Moreno Martínez	18,311	0	0.00%
Mr. Francisco Javier de Paz Mancho	64,862	0	0.00%
Mr. Francisco José Riberas Mera	0	49,173	0.00%

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Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	158,211
Mr. José Javier Echenique Landiríbar	Other company shareholders	75,712
Mr. Francisco José Riberas Mera	Other company shareholders	49,173

% of total voting rights held by the Board of Directors
0.06%
Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. José María Álvarez-Pallete López	192,000	0	300,000	0.00%
Mr. Ángel Vilá Boix	120,000	0	187,500	0.00%

A.4
Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

A.5
Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

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Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) together with Telefónica Móviles Mexico, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira de México, S.A. de C.V.

CaixaBank, S.A.	Corporate
Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

CaixaBank, S.A.	Corporate	Shareholding of Caixabank Consumer Finance, E.F.C., S.A. (subsidiary of Caixabank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

A.6
Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter "LSC" in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the shareholders’ agreement
Vivendi, S.A.
Telefónica, S.A.

% of share capital affected
0.95%

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Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.24%

Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
Koninklijke KPN NV

% of share capital affected
1.43%

Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.
No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.
See heading H “Other information of interest”, Note 5 to Section A.6.

A.7
Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

No

A.8	Complete the following tables on the company’s treasury shares.

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At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
65,687,859	0	1.27%

(*) Through:
-
Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes
On September 26, 2017 all of the treasury stock movements made by the Company from the last notification were communicated to the Spanish National Securities Market Commission (effective December 9, 2016) in order to modify the number of voting rights of Telefónica, S.A. This was derived from an increase in capital with the issue of 154,326,696 new shares in response to the expiration of some convertible bonds (whose issuance was disclosed to the market via press releases of Significant Event on September 10 and 11, 2014, with register number 210598 and 210620, respectively). Among the treasury stock movements communicated, the most relevant corresponds to the transmission, of 72,007,507 Company shares, dated March 14, 2017, which represented 1.387% of the share capital, as a consequence of the share swap carried out with Koninklijke KPN NV (KPN) that was notified to the Spanish National Securities Market Commission through Significant Event on March 13, 2017,with register number 249449.
The transmissions on August 2 and September 21, 2017 correspond to the conversion of the previously mentioned Bonds. For these purposes, the minimum value of the share was set at 9.7174 euros.
The rest of the transmissions correspond to the execution of different incentive plans for employees. Considering all the transactions made by the Company from December 9, 2016 to September 26, 2017, a total of 75,359,265 shares were directly transmitted, which represented 1.451% of the share capital.

A.9
Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica's Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:
"A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. –either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.
The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled

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subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
B) To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010."

A.9.bis. Estimated free-float capital:

Estimated free-float capital	%
80.94

A.10
Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions
See heading H “Other information of interest”, Note 7 to Section A.10.

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.
--

A.12	Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes
If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

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Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.
On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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B. General Shareholders Meeting

B.1
Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter "LSC" in Spanish).

No

B.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:
No
Describe how they differ from the rules established in the LSC.
--

B.3
Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.
The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders' Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.
Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders' Meeting to deliberate on that amendment.
Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.
According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

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The procedure for voting on proposed resolutions by the Shareholders' Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2016/05/12	0.21%	55.34%	0.03%	0.55%	56.13%
2017/06/09	0.27%	55.71%	0.03%	0.49%	56.50%

B.5	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.
Yes

Number of shares required to attend the General Shareholders Meetings
300

B.6	Section eliminated.

B.7
Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C. Company management structure

C.1	Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Represen-tative	Type of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. José María Álvarez-Pallete López	-	Executive	Chairman	2006/07/26	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Isidro Fainé Casas	-	Proprietary	Vice Chairman	1994/01/26	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José María Abril Pérez	-	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Ángel Vilá Boix	-	Executive	Chief Operating Officer (C.O.O.)	2017/07/26	2017/07/26	Co-opting
Ms. Eva Castillo Sanz	-	Other external Directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Juan Ignacio Cirac Sasturain	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José Javier Echenique Landiríbar	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	-	Independent	Director	2006/01/25	2016/05/12	Resolution of General Shareholders’ Meeting
Ms. Sabina Fluxà Thienemann	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	-	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Ms. Carmen García de Andrés	-	Independent	Director	2017/05/04	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Peter Löscher	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	-	Proprietary	Director	2011/12/14	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	-	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Francisco José Riberas Mera	-	Independent	Director	2017/05/04	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Wang Xiaochu	-	Proprietary	Director	2015/09/30	2016/05/12	Resolution of General Shareholders’ Meeting

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Total number of directors
16
Indicate any board members who left during this period.

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. César Alierta Izuel	Other external Director	2017/05/04
Mr. Gonzalo Hinojosa Fernández de Angulo	Independent	2017/05/04
Mr. Pablo Isla Álvarez de Tejera	Independent	2017/05/04
Mr. Julio Linares López	Other external Director	2017/07/26
Mr. Antonio Massanell Lavilla	Proprietary	2017/12/21

C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. José María Álvarez-Pallete López	Executive Chairman
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)

Total number of executive directors	2
% of the Board	12.50%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	4
% of the Board	25.00%

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INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. Ph. D. in Physics. Fields of Specialization in Quantum Optics, Quantum Computation, Atomic Physics.
Mr. José Javier Echenique Landiríbar	Economic and Actuarial Sciences Graduate. Vice-Chairman of Banco Sabadell, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until December 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Ms. Sabina Fluxà Thienemann	Business Management and Administration graduate. MBA from ESADE. High Business Management Program at IESE. Co-Vice Executive President and CEO of Iberostar Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervisory Board of OMV Aktiengesellschaft and Sulzer AG.

Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Francisco José Riberas Mera	Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A.

Total number of independent directors	9
% of the Board	56.25%
List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.
No
If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

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OTHER EXTERNAL DIRECTORS
Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.

Total number of other external directors	1
% of the Board	6.25%
List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
-	-	-	-

C.1.4    Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2017	Year 2016	Year 2015	Year 2014	Year 2017	Year 2016	Year 2015	Year 2014
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	2	1	0	0	22.22%	11.11%	0.00%	0.00%
Other External	1	1	1	1	100.00%	33.33%	33.33%	50.00%
Total:	3	2	1	1	18.75%	11.11%	5.56%	5.56%

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.
Explanation of measures
See heading H "Other information of interest". Note 9 to Section C.1.5.

C.1.6
Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

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In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this context, the Nominating, Compensation and Corporate Governance Committee analyzed and favorably reported the update of the Board Member Selection Policy (approved, in its first version, on November 25, 2015), which included the Diversity Policy applicable to the Telefónica, S.A. Board of Directors. It was thus renamed the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, approved by the Board of Directors at their meeting held on December 13, 2017.
Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
When, despite the measures taken, there are few or no female directors, explain the reasons.
Explanation of the reasons.
As shown in Table C.1.4, the selection procedures do not suffer from implicit biases that hinder the selection of Directors and in fact the Company has deliberately sought women who meet the professional profile sought. In this sense, regarding the percentage that female Directors represent with respect to the total number of members of the Board of Directors, in Table C.1.4, it observes the qualitative leap that the Company has made in this area, having gone from 5.56% in 2015, to 11.11% in 2016 and, finally, to 18.75% in 2017.
All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.
Thus, in the amendment carried out during the year 2016 in the composition of the Company's Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, as Independent Director of Telefónica. This appointment was ratified by the Telefónica General Shareholder's Meeting held on May 12, 2016.
Likewise, in the amendment brought into effect in 2017 on the composition of the Board of Directors of the Company, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 9, 2017.
In both proposals to appoint (Ms. Sabina Fluxà Thienemann and Ms. Carmen García de Andrés), the Nominating, Compensation and Corporate Governance Committee considered the solvency, competency, experience, professional merits and availability of Ms. Fluxà and Ms. García de Andrés for their effective performance of the duties, exclusively considering their individual and professional characteristics. All of this was included in the framework of the then valid Board Member Selection Policy, which, with respect to the promotion of the presence of Board Members in the Board of Directors, already expressly imposed the obligation to favor gender diversity in Board Member selection procedures, and prohibited any type of implicit bias that could entail any discrimination.

C.1.6.bis Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

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Explanation of conclusions.
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favours the diversity of knowledge, experience, and gender without incurring in any implicit bias that may imply any discrimination whatsoever.
Said Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members is public and may be viewed on the corporate web page (www.telefonica.com).
Within the framework of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), during the 2017 fiscal year, the Nominating, Compensation and Corporate Governance Committee proposed and/or informed, as the case may be, the appointment of Telefónica S.A. Board Members in accordance to the aforementioned criteria, considering the solvency, competency, experience, professional merits, and disposition of the candidates to dedicate the time and effort necessary for the efficient performance of their duties, exclusively considering their personal and professional characteristics, all of this to favour the diversity of knowledge, experience, and gender, without incurring in any implicit bias that may imply any discrimination whatsoever.
Thus, in its meeting celebrated on May 3, 2017 the Committee proposed to the Company’s Board of Directors the appointment by co-option as Independent Board Members Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera, after the voluntary resignation from their positions as Board Members presented by Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera. And, similarly, in its meeting celebrated on July 25, 2017 the Committee favourably informed the appointment by co-option of Mr. Ángel Vilá Boix as Executive Board Member in replacement of Mr. Julio Linares López.
Likewise, within the framework of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), the Committee favourably informed and/or proposed, as the case may be, the re-election and ratification of the Telefónica S.A. Board Members by the Company’s Ordinary General Shareholders Meeting, considering and assessing the duties performed and the dedication of the Board Members, basing all of the proposals on a prior analysis of the Board of Director’s needs, and favouring the diversity of knowledge, experiences, and gender.
Thus, the Ordinary General Meeting of Shareholders celebrated on June 9, 2017 approved, at the proposal of the Company’s Board of Directors, the re-election of Mr. José María Álvarez-Pallete López and of Mr. Ignacio Moreno Martínez, as well as the ratification of the appointments of Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera.
In this sense, it must be noted that the Nominating, Compensation and Corporate Governance Committee verified the compliance of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), on the occasion of the preparation of the proposals for appointment, re-election, and/or ratification of the Board Members presented to the General Meeting of Shareholders celebrated on June 9, 2017.
As for the percentage that the female Board Members represent with respect to the total number of members of the Board of Directors, a qualitative leap that the Company has taken in this field can be observed in figure C.1.4, passing from 5.56% in 2015 to 11.11% in 2016, and finally to 18.75% in 2017.

C.1.7	Explain how shareholders with significant holdings are represented on the board.

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As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2017, the group of external Directors of Telefónica, S.A. was composed of 14 members (out of a total of 16 Members), of whom 4 are proprietary Directors, 9 are independent and 1 falls under the "Other external Directors" category.
Of the four proprietary Directors, at December 31, 2017, one acts in representation of CaixaBank, S.A. which holds 5.01% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.17% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.24% of the capital stock. The percentages mentioned above refer to December 31, 2017.
It is noted that until December 21, 2017, there were two Directors who acts in representation of CaixaBank, S.A.

C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited
As explained in Section H "Other information of interest", Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their Strategic Partnership in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom, in accordance with prevailing legislation and the Company's Bylaws. Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom (Hong Kong Limited) is now member of the Board of Directors of Telefónica, S.A.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.
No

C.1.9
Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Name of director	Reasons for resignation
Mr. César Alierta Izuel
The Director Mr. César Alierta Izuel, in order to refresh the Board of Directors of the Company, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Executive Commission of such Board.

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Name of director	Reasons for resignation
Mr. Gonzalo Hinojosa Fernández de Angulo
The Director Mr. Gonzalo Hinojosa Fernández de Angulo, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (member of the Executive Commission, of the Audit and Control Committee, of the Nominating, Compensation and Corporate Governance Committee, of the Service Quality and Customer Service Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

Name of director	Reasons for resignation
Mr. Pablo Isla Álvarez de Tejera
The Director Mr. Pablo Isla Álvarez de Tejera, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (member of the Nominating, Compensation and Corporate Governance Committee).

Reasons for resignation
Mr. Julio Linares López
The Director Mr. Julio Linares López, in order to facilitate the transformation process of the company and of its Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on July 26, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (Chairman of the Regulation and Institutional Affairs Committee, member of the Service Quality and Customer Service Committee, and of the Strategy and Innovation Committee).

Name of director	Reasons for resignation
Mr. Antonio Massanell Lavilla
The Director Mr. Antonio Massanell Lavilla presented, by means of a written document dated December 21, 2017, and effective as of that date, his voluntary resignation, for personal reasons (retirement), from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (Chairman of the Service Quality and Customer Service Committee, member of the Audit and Control Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

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Name or corporate name of director	Brief description
Mr. José María Álvarez-Pallete López – Executive Chairman (Chief Executive Officer)
The Chairman of the Company, as the Executive Chairman (Chief Executive Officer), has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

Name or corporate name of director	Brief description
D. Ángel Vilá Boix - Chief Operating Officer (C.O.O.)
The Chief Operating Officer (C.O.O) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

C.1.11	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Position	Does he or she have executive functions?
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, AG	Chairwoman of Supervisory Board	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director	No
	Telefónica Brasil, S.A.	Director	No
	Telefónica Móviles de México, S.A. de C.V.	Director	No
	Telefónica Ingeniería de Seguridad, S.A.	Chairman	No

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C.1.12
List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A.	Vice Chairman
	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Ence, Energía y Celulosa, S.A.	Director
Mr. Isidro Fainé Casas	Gas Natural SDG, S.A.	Chairman
	The Bank of East Asia	Director
	Suez Environnement Company	Director
Mr. Luiz Fernando Furlán	Brasil Food, S.A. (BRF)	Director
Mr. Peter Löscher	Sulzer AG	Chairman
	OMV Aktiengesellschaft	Chairman
Mr. Ignacio Moreno Martínez	Obrascón Huarte Lain (OHL), S.A.	Director
Mr. Francisco José Riberas Mera	Gestamp Automoción, S.A.	Chairman
	CIE Automotive, S.A.	Director
	Global Dominion Access, S.A.	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman - CEO

C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit:
Yes

Explanation of rules
As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.
For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director's own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted. On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

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C.1.15	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	10,829
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	78,789
Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	473

C.1.16	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer
Mr. Mariano de Beer	Chief Commercial Digital Officer (CCDO)
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Total remuneration received by senior management (in thousands of euros)	8,814

C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Position
-	-	-
List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Regional Advisory Board
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman's Office

C.1.18     Indicate whether any changes have been made to the board regulations during the year:
No

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C.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
See heading H “Other information of interest”, Note 15 to Section C.1.19.

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Outline of changes
In a meeting on February 21, 2017, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.'s evaluation in 2016 of the Board of Directors and its Committees and of the Company's General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.
Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee's proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company's governing bodies:

i. Continue with the implementation of measures and actions that allow for an optimum performance of the General Shareholder's Meeting.
ii. Evaluate the inclusion of more presentations on the agenda of the Board of Directors and of the Executive Commission related to the strategy, products and commercial services of the Company, so that they can be subject to debate by the Board Members.

C.1.20.bis Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board's composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director's performance and contribution.
With respect to the Board of Directors assessment corresponding to 2017, the Company Board of Directors, based on the favorable report of the Nominating, Compensation and Corporate Governance Committee, agreed to entrust this evaluation to an external consultant, Villafañe & Asociados Consultores.
The aim of this work has been to help the Telefónica, S.A. Board of Directors make their corporate governance assessment by identifying measures for improvement in the governance with possible action plans, under the terms established in the Good Governance Code of the listed companies, approved by the Spanish National Securities Market Commission.
The assessment has been carried out from the review of the Company’s Annual Reports corresponding to the 2016 fiscal year, and the Company’s corporate documentation, as well as interviews to Independent Board Members, and to the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors.
The work has been done in two parts; the first, related to the regulatory compliance of the law, review incorporated in the Good Governance Reputation Index (IRBG for its Spanish original), and the “Synthetic IRBG”, or comparative analysis of Telefónica with benchmark corporations in good governance.
The Good Governance Reputation Index (IRBG) is an empirical model of assessment and corporate government improvement that, based on Spanish legal regulations together with the legal regulations of the main western countries, makes it possible to quantify the degree of compliance of the indicators that make up this index. Specifically, 37 corporate governance indicators have been assessed; these indicators are grouped into the following nine variables: (i) Breakdown of the Board of Directors; (ii) Functioning of the Board of Directors; (iii) Committees of the Board of Directors; (iv) Remunerations and Performance; (v) Participation in the General

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Meeting of Shareholders; (vi) Transparency; (vii) Anti-corruption and Fraud; (viii) Self-regulation and Corporate Social Responsibility; and (ix) Prevention and Treatment of Conflicts of Interest.
Likewise, some recommendations were reflected in this evaluation to optimize the corporate governance system of the Company, related, among others, to:

–
The operation of the Board of Directors, recommending the establishment of measures in order to have the documentation related to the issues to be discussed at Board and Committee meetings as far in advance as possible.

–
The organization and the operation of the General Shareholder's Meeting, proposing to analyze the possibility of implementing opportune measures for its retransmission, provided that the circumstances thus permit this.

–
The composition of the Board of Directors, proposing to continue advancing towards a percentage of 30% of female Board Members in its breakdown by 2020, as well as to continue to reduce the total number of Board Members.

C.1.20.ter Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.
The external consultant has maintained business relationships for a total amount of 119,003.5 Euro for the execution of other work to Telefónica Group Companies.

C.1.21	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company's credit or reputation in the market or otherwise jeopardise its interests.
The conditions listed above under Recommendation C.1.19 (“Removal”) above must also be taken into consideration.

C.1.22	Section eliminated.

C.1.23	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
If applicable, describe the differences.

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C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.
Yes

Description of requirements
In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25	Indicate whether the Chairman has the casting vote:
No

C.1.26	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors:
No

C.1.27	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

C.1.28
Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

C.1.29
Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

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Number of Board meetings	13
Number of Board meetings held without the Chairman's attendance	0
If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

Number of meetings	0
Indicate the number of meetings of the various board committees held during the year.

Executive Commission	16
Audit and Control Committee	12
Nominating, Compensation and Corporate Governance Committee	11
Service Quality and Customer Service Committee	5
Regulation and Institutional Affairs Committee	11
Strategy and Innovation Committee	11

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors' attendance	13
% of attendances of the total votes cast during the year	100.00%

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:
No
Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

C.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company's financial information, controlling and coordinating the various players that participate in this process.
To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:

a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

c)	Propose the budget for such service;

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d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

B.
Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.
Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	The control and information systems to be used to control and manage these risks.

D.
Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.
Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.
Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

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3.	Related party transactions.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance to what is established by Royal Decree 18/2017 of 24 November which modifies the Code of Commerce, the consolidated text of the Corporate Enterprises Act, and the Accounts Auditing Act in terms of non-financial and diversity information. To this effect, the Audit and Control Committee meets whenever appropriate, having held twelve (12) meetings in the course of 2017.

Different members of the Telefónica Group management group attend the Audit and Control Committee meetings, with supportive and assistance duties to the Committee members on the issues that are subject to be analyzed at each of the meetings. In particular, by invitation from the Chairman of the Committee, and when considered necessary, representatives of the General Secretary and the Board, Finance and Control, Internal Auditing, Intervention and Inspection, and Compliance attend the Committee meetings.

In addition to the aforementioned, and as a requirement of its own Committee, other managers from the Company and its subsidiary companies participate to present specific issues that affect their respective businesses or their assigned duties.

The meetings held with the Account Auditor and the Internal Auditor comply with that established in article 7 of the regulations of the Audit and Control Committee of the Company, which establishes that, for the appropriate performance of their supervisory duty, the Committee must know and understand the decisions of Management regarding the application of the most significant criteria and results of the revisions made by Internal Auditing, staying in constant communication with the Account Auditor. In fact, the External Auditor has intervened in meetings of the Audit and Control Committee to explain the work done, as well as to clarify, at the Committee's request, any issues that may have arisen related to the functions assigned to said External Auditor.

The members of the Committee have held meetings separately with each of these interlocutors when it has been deemed necessary, in order to carry out a rigorous follow-up of the preparation of the Company's financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

C.1.33	Is the Secretary of the Board also a Director?
No
If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C. 1.34	Section eliminated.

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C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.
With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.
The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor's independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.
Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.
Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company's management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company's management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company's accounting and risks situation.
In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company's External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor's independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

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Yes
Outgoing auditor: Ernst &Young, S.L. (from now on, Ernst & Young).
Incoming auditor: PricewaterhouseCoopers Auditores, S.L. (from now on, PwC).

Explain any disagreements with the outgoing auditor and the reasons for the same:
No

C.1.37
Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

Yes

	Company	Group	Total
Non audit services (Thousands of euros)	236	726	962
	Company	Group	Total
Non audit services / Amount total services (%)	6.60	4.50	4.90

C.1.38
Indicate whether the audit report on the previous year's financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39
Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	1	1
	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	2.90	3.70

C.1.40	Indicate and give details of any procedures through which directors may receive external advice:
Yes

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Procedures
Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes

Procedures
The Company adopts the measures necessary, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee detail the operating regime of this Committee.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organisation.

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C.1.42
Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization's name or reputation, tendering their resignation as the case may be:

Yes

Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:
No
Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On February 19, 2015, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with Citibank International Limited as the agent bank, entered into a syndicated loan amounting up to EUR 2,500 million. On the same date, Telefónica, S.A. executed a novation of another syndicated loan of up to EUR 3,000 million, formalized on February 18, 2014, with The Royal Bank of Scotland, PLC as the agent bank.

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Likewise, on November 17, 2015, Telefónica, S.A. as borrower and a group of credit entities as original lenders, with Banco Bilbao Vizcaya Argentaria, S.A. as the agent bank, formalized a syndicated loan of up to EUR 3,000 million, which was modified on November 15, 2016 to reflect certain agreements reached between the parties with respect to its economic terms, including a reduction in its amount up to EUR 1,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal en España, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
On March 8, 2016, Telefónica, S.A., as borrower, Export Development Canada and AB Svensk Exportkredit, as original lenders, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, as the agent, entered into a financing agreement amounting up to EUR 300 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of the majority of members of the board of directors, or on the Company's financial and operational policies.

C.1.45
Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

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Number of beneficiaries	31
Type of beneficiary Executive Directors, Senior Managers and other Employees
Description of the resolution

With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

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C.2. Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:
EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Executive Directors	28.57%
% of Proprietary Directors	28.57%
% of Independent Directors	42.86%
% of Other External Directors	0.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.
The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.
Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a)	Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.
The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

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A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors).
Most significant actions during the year.
During the 2017 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

-
The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

-	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

-	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:
Yes

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	25.00%
% of Independent Directors	75.00%
% of Other External Directors	0,00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 19 to Section C.2.1.

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Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. José Javier Echenique Landiríbar
No. years Chairman has held this position
2

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Luiz Fernando Furlán	Member	Independent

% of Proprietary Directors	0.00%
% of Independent Directors	100.00%
% of Other External Directors	0.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 20 to Section C.2.1.

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Ms. Eva Castillo Sanz	Member	Other External
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 21 to Section C.2.1.

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REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Ignacio Moreno Martínez	Chairman	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 22 to Section C.2.1.

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. José María Abril Pérez	Member	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Peter Löscher	Member	Independent

% of Proprietary Directors	20.00%
% of Independent Directors	60.00%
% of Other External Directors	20.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 23 to Section C.2.1.

Action Plan and Report.
As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

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C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

		Number of female directors
	2017 Number %	2016 Number %	2015 Number %	2014 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	1 (25.00%)	0	0	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	0	0
Service Quality and Customer Service Committee	2 (66.67%)	1 (20.00%)	1 (14.29%)	1 (14.29%)
Regulation and Institutional Affairs Committee	1 (33.33%)	1 (16.67%)	0	0
Strategy and Innovation Committee	1 (20.00%)	1 (14.29%)	0	0
C.2.3     Section eliminated.
C.2.4    Section eliminated.

C.2.5
Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees is governed under the regulations of the Board of Directors. Additionally and in particular, the Executive Commission is regulated under article 38 of the corporate bylaws; the Audit and Control Committee under article 39 of the corporate bylaws and the regulations of the Audit and Control Committee (approved by the Company Board of Directors at its meeting held on December 13, 2017, based on the recommendation of the Audit and Control Committee); and the Nominating, Compensation and Corporate Governance Committee under article 40 of the aforementioned bylaws. These documents are available for perusal on the Company website.
As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.
Specifically, and with respect to the Nominating, Compensation and Corporate Governance Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies), and the Audit and Control Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies, in Section 79 of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, and in Article 9 of the regulations of the Audit and Control Committee of Telefónica, S.A.), an Operation Report is prepared annually. This report is published on the Company website well before the General Shareholder's Meeting is held.

C.2.6	Section eliminated.

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D. Related-party and intragroup transactions

D.1	Explain, if applicable, the procedures for approving related-party or intragroup transactions.
Procedure for reporting on approval of related-party transactions.
Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (article 5.5 of the Regulations of the Board of Directors).

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D.2	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	8,584
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,600
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	19
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	11,371
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	995,109
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	313
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	1,208,971
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	127,782
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	26,041
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	210
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	225
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	28,474
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	586
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	37,562
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	4,440
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	6,525
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	42,402
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	221,548
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	217
Banco Bilbao Vizcaya Argentaria, S.A	Rest of Telefónica Group	Contractual	Operating lease contracts	15
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	3,974
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,522
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	291,813

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CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,230
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	413,580
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	104,350
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	779
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	7,027
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	70,685
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	43,248
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	14,432
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	42,736
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	85,427
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	250,012
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	55,647

D.3	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4
List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5	Indicate the amount from other related-party transactions:
23,000 thousands euros

D.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.
Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•
With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest

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of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.

•
With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

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In accordance with that established in this regulation, the people with management responsibilities, their administrative personnel and the managers or employees of Telefónica Group who have privileged information, or participate or have access to or knowledge of a confidential operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company Regulatory Compliance Unit aware of these operations that would potentially entail the manifestation of conflicts of interest.

D.7	Is more than one group company listed in Spain?
No
Please specify the subsidiary companies listed in Spain:
Subsidiary company listed
Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies:

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies:

Mechanisms to resolve possible conflicts of interest

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E. Risk control and management systems
E.1    Describe the risk management system in place at the company, including with relation to taxes.
Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Framework, based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO). In line with the continuous improvement of the Risk Management Framework, Telefonica will continue with the alignment of its framework with the new requirements of the updated COSO ERM Framework (“Enterprise Risk Management - Integrating with Strategy and Performance”), released in September 2017.
One of the features of this Framework is a map prioritizing risks according to their importance, thereby facilitating their management and an appropriate response to mitigate them. In accordance with this Framework, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

▪	Business risk: Possible loss of value or earnings resulting from changes in the business environment, the competition and market scenario, the regulatory framework or the strategic uncertainty.

▪
Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in the network or the IT systems, security, customer service, supply chain, human resources, as well as operational management.

▪
Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally, the risks of a fiscal nature are included in this category.

▪	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group, including sustainability and compliance issues.

E.2	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.
Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least: the categories of risks facing the Company, the setting of the risk level that the Company deems acceptable, the measures to mitigate the impact of the identified risks, and the control and information systems to be used to control and manage the above-mentioned risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.
As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.
The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

The Group's Fiscal Control Policy, approved by the Board of Directors of the Company in February 2012 and updated in December 2016, establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group's Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.

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E.3    Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.
Information regarding this point is contained in the Annex to this Report.
E.4.    State whether the company has a risk tolerance level, including tax risk.
The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.
The range of risks to which the Company may be exposed, described below, is considered when evaluating risk:

•
Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.
E.5    Identify any risks, including fiscal risks, which have occurred during the year.
The strategy and management of the Telefónica Group's activities tend to minimize the impact of the risks, as well as counterbalance the negative effects of some issues with the favourable evolution of others.
The Shareholders Meeting of Colombia Telecomunicaciones, S.A. E.S.P. -“ColTel”- (company with a direct or indirect investment by Telefónica of 67.5% and by the Colombian Government of 32.5%), approved on August 30, 2017 a capital increase for a total amount (capital and premium) of 1.651 billion Colombian pesos, approximately 472 million Euro at the exchange rate of said date, in order to make the payment of the amount set in the arbitral award issued in the arbitration begun by the Ministry of Information Technologies and Communications -“MinTIC” of Colombia, in relation to its claim that certain assets subject to the provision of services be reversed under old concessions. The aforementioned arbitral award was unfavourable for both ColTel and another telecommunications operator in Colombia. The Telefónica Group and the Nation subscribed said amount as a proportion of their respective share participations in ColTel, thus entailing a disbursement for the Telefónica Group of 1.114 billion Colombian pesos, approximately 318 million Euro at the exchange rate of said date.
Further details on Income tax matters are provided by Telefónica in its Financial Statements (Note 17).

E.6	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.
The Corporate Risk Management Framework, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.
Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.
Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.    Internal Control over Financial Reporting (ICFR) Systems
Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1	The company's control environment
Specify at least the following components with a description of their main characteristics:

F.1.1	The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.
The Board of Directors of Telefónica, S.A. (hereinafter “Telefónica”) assumes ultimate responsibility of ensuring that an adequate and effective system of internal control over financial reporting (ICFR) exists and is updated.
The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, and in particular, highlighting, among others, the following powers and duties:

i. Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the Auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the Auditor of the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii. Supervise the Internal Audit, and, in particular:
a) Ensure the independence and effectiveness of the Internal Audit function;
b) Propose the selection, appointment and removal of the person responsible for the Internal Audit service;
c) Propose the budget for that service;
d) Review the annual work plan of the Internal Audit and the annual activity report;
e) Receive periodic information on their activities; and
f) Verify that Senior Management takes into account the conclusions and recommendations of its reports.

iii. Supervise the process of preparing and presenting the mandatory financial information and submit recommendations or proposals to the Administration Body aimed at safeguarding its integrity. In relation to this, it is responsible for supervising the process of preparation and integrity of the financial information relating to the Company and the Group, reviewing compliance with the regulatory requirements, the appropriate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, reporting to the Board of Directors.

iv. Supervise the effectiveness of the Company's internal control, Internal Audit and risk management systems, including fiscal ones, as well as discuss with the Auditor the significant weaknesses of the internal control system detected in the performance of the audit, all without breaking their independence. Therefore, where appropriate, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for follow-up. Additionally, the Board of Directors is the responsible to propose the risk control and management policy, which will identify, at least:

a) Risk types (at least, operational, technological, financial, legal and reputational which the Company faces)
b) the level of risk which the Company considers acceptable; the measures for mitigating the impact of the identified risks should they materialize; and
c) control and information systems to be employed to control and manage those risks

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v. Establish and supervise a system that enables employees to communicate, in a confidential and anonymous manner, irregularities of potential importance, especially financial and accounting irregularities, that may be noticed within the Company.

vi. Establish and maintain the opportune relations with the Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Commission, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications included in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Auditor the declaration of its independence in relation to the entity or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

vii. Issue on an annual basis, prior to the issuance of the accounts audit report, a report expressing an opinion on whether the Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the provision of each and every one of the additional services referred to in point vii above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the accounts audit.

viii. Analyze and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

ix. Inform, in advance and in the terms established in the applicable regulations, to the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:

1. The financial information that the Company must periodically publish;
2. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered to be tax havens; and
3. Transactions with related parties.

x. To exercise, regarding those companies of its Group that are considered Public Interest Entities (as they are defined in the current legislation) for the approval of the Board of Directors, provided they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions of sections ii), vii) and viii) of this article are understood without prejudice to the regulations governing the audit of accounts.
According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets every month, and, additionally, every time it is considered appropriate.
In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.
All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Strategy and Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge for executing these tasks.

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F.1.2	Whether the following components exist, especially in connection with the process for the preparation of the financial information reporting:

•
The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment of the organizational structure in the respective fields.
Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

–
Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information of the Telefónica Group, which set out the basic principles of the financial and accounting reporting system of the Group, and the procedures and mechanisms in place to oversee this system.

–
Accounting Policies Manual under IFRS, designed to unify and homogenize the accounting policies and criteria used by all the Group companies to ensure Telefónica operates as a consolidated and homogeneous group.

–
Reporting and external audit instructions: they are published on a quarterly basis and are intended to establish procedures and a calendar to be followed by all the Companies of the Telefónica Group and by their external auditors in the reporting of the financial-accounting information and results of the processes of external audit at the closing of each period, to comply with legal and information obligations of Telefónica, S.A. both in Spain and in the rest of the countries where Telefónica’s shares are listed.

–
Manual for Completion of the Reporting for Consolidation of the Telefónica Group, which is updated annually and establishes specific instructions completing the reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

–
Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish from the start of each period the monthly accounting-financial information reporting dates.

–
Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenize the sources of financial information included in the accounts of all the Telefónica Group companies, mandatory for all Companies in the Telefónica Group

–
Corporate Regulations on Intragroup Operations (NCC-006), mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the criteria of mandatory compliance with regard to the accounting register and payment of transactions between companies in the Group and reinforce controls to avoid non-compliance cases.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.
Additionally, the Management levels of the Company are available on the Group Intranet.

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•
Code of conduct, approving body, dissemination and instruction degree, principles and values covered (stating whether it makes specific reference to the recording of operations and the preparation of financial information), body in charge of investigating breaches and proposing corrective or disciplinary action.

With regard to the Code of Conduct, the Board of Directors of Telefónica approved, in December 2006, the unification of the Codes of Ethics of the Group’s companies, in the so-called Business Principles. The Business Principles, are applied as a standard in all countries where the Telefónica Group operates, and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors).
The Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. They also set out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.
They expressly mention issues related to the recording of transactions and the preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.
This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.
Telefónica has an Office of Responsible Business Principles, which comprises the most senior representatives of the General Secretary's Office, Human Resources, Public Affairs and Regulation, CCDO, Operations, Purchases, Compliance, Internal Audit, Corporate Ethics and Sustainability, Security and CDO.
Among the responsibilities of this Office, the following stand out:

–	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, through the follow-up and monitoring of the Responsible Business Plan.

–	Propose and supervise initiatives and measures that contribute to compliance with the Principles of Responsible Business in the Group.

–	Analyze any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies.
On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labor laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Training programmes are also regularly organized to ensure employees are aware of these rules and principles.
Telefónica also has an “Internal Code of Conduct" for Securities Markets issues, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

•
Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee's duties include: "Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company".

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The Telefónica Group has two main whistle-blowing channels:
SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.
This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Compliance Department, removing the sender's name, and the source of the message cannot be traced in any event.
The channel is accessible through the Internal Audit webpage on Telefónica's intranet, through the section: Rules of Telefónica’s Group, Control over the financial report process.
The Compliance and Internal Audit Departments, as delegate areas of the Audit and Control Committee of Telefónica, S.A., to these purposes, receive all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements, therefore these Departments will be aware of these complaints, will solve them or give each of these complaints the treatment they deem convenient, analyzing the effects if any, they may have in relation to internal control over financial information, as well as monitoring the corresponding remediation plans.
Business Principles Whistle-blowing Channel: through this channel, professionals can notify the Company of any behavior, actions or events that could breach the ethical code, the Company's internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.
As a general rule, the policy of the Business Principles Whistle-blowing Channel is not to promote anonymous messages. Notwithstanding the foregoing, the confidentiality of the complainant’s identity is safeguarded at all times.
Telefónica S.A.'s Compliance Department is responsible for the Responsible Business Principles Whistle-blowing Channel.

•
Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.
Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.
Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.
Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

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F.2.	Risk assessment in financial reporting
Report, at least:
F.2.1    The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.
Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is a part of the internal methodology of internal control audit over financial information. This model is applied to the financial information reported by subsidiaries companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks that may potentially have an impact on financial reporting are analyzed.

•
The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.
.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.
In the process of identifying the consolidation scope, the Finance and Control Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.
As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

–	Business risks

–	Operational risks

–	Global risks (Sustainability and Compliance)

–	Financial risks

•	Which of the company’s governing bodies is responsible for overseeing the process.
Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

F.3     Control activities.
Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts

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of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.
On March 26, 2003 Board of Directors of Telefónica, S.A. approved the "Regulations Governing Disclosure and Reporting to the Markets". These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.
Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.
Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.
The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.
Also, and pursuant to the internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.
In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.
The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.
Lastly, Internal Audit, as part of its annual audit plan, among others actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.
Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Networks and Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group's businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.
One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Global Security Department), which includes IT aspects of the internal control model.
The Global Security Policy considers human resources, the information, the technological and material resources that support them, to be fundamental assets. For this reason, guaranteeing their security is considered to be an essential asset within the Telefónica strategy, and an essential enabler of the organization’s activity.

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With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.
The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, Corresponsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

•
Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

•
Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. In order to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Security Regulations Framework is defined for the purpose of reaching a standardized level of security. This framework will take into account the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.
In addition, strategic plans will be conceived and prepared in order to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security and auditability, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

•
Principle of Corresponsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

•
Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.

The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them in order to guarantee the efficient and joint protection of the assets.
Lastly, Internal Audit unit, within the scope established in its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

F.3.3.
Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this

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can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate an appropriate level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment carried out by Internal Audit, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may potentially show impacts on the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Finance and Control Department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function's own KPIs in order to ensure compliance of the outsourced process according to the Group's different policies and guidelines.
Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication
Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1
A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.
Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. This bulletins are published on a monthly basis.
Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in December 2017. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.
This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.
This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.
The accounting policies area maintains a constant dialogue with the accounting heads of the Group's main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

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F.4.2
Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

As stated above, there is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring
Indicate the existence of at least the following components, describing their main characteristics:

F.5.1
The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant or material weaknesses in the internal control system detected during the audit.
The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group's Internal Audit function.
The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group's Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation's net worth.
The Internal Audit function is carried out in accordance with the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.
Among the above mentioned requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.
In this regard, the External Auditor issues its own independent opinion on the effectiveness of the internal control over financial information (ICFR).
Additionally, to fulfil this requirement, the Telefónica Group uses a three-tier (next detailed) internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.

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Review of processes and specific controls
In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group's key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the significant accounts of each company of the Telefónica Group in accordance with the previously established criteria for the assessment of the internal control over financial information (ICFR) at the Telefonica Group level.
Once the significant accounts are identified for review, the General Evaluation Model is applied as follows:

–	The processes and systems associated with the significant accounts are determined.

–	Risks affecting the financial reporting vis-à-vis these processes are identified.

–	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

–	Audit tests are carried out to assess the effectiveness of the design and execution of key control activities, both at process or transaction level and general entity level controls.
Review on IT general controls
The Information Technology General Controls are assessed at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.
The supervision of IT general controls systems is designed to review management of changes to programs, data and systems access, and the operation (management of changes to infrastructures, back-ups, scheduled tasks and issues).
Self-assessment Questionnaires
All the subsidiaries of the Group receive annual self-assessment questionnaires, whose answers should be certified by the responsible of the Internal Control Over Financial Reporting (ICFR) System, in each company (Chief Executives or Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those ICFR aspects that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information reported. A sample of responses is audited by the Internal Audit unit.
If any control deficiency or opportunity for improvement is detected while performing the procedures mentioned above, they should be reported to Management through reports prepared by the Internal Audit unit, analyzing their impact, both individual and aggregated, on the assessment on the internal control over financial information (ICFR) if applicable. Additionally, for this assessment, it is necessary to consider the existing compensating controls which validate the processes supported in case that the original controls could not be corrected. After receiving the report, the control owners provide action plans for solving the identified control deficiencies, as well as the foreseen implementation dates of those action plans.
These action plans have as main objectives:
- Mitigate the deficiency from the control defined originally so that the control works as expected.
- Prioritize the implementation of improvement opportunities, since improvement opportunities are not internal control deficiencies.

F.5.2
If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

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As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system.
The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant or material internal control weaknesses which have been identified.
Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant or material internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information
Not applicable

F.7	External auditor review
State whether:

F.7.1
The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

As stated above, the attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G. Degree of Compliance with Corporate Governance Recommendations
Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.
Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the majority support of all shareholders, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of

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shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.
Not applicable

3.
During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.
Complies

4.
The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company's website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.
Complies

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5.
The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.
Complies

6.
Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.
Complies

7.	The company should broadcast its general meetings live on the corporate website.
Explain
The Company decided not to offer a live webcast of its 2017 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.
The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

9.
The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.
Complies

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10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)
Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)
Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.
Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.
Not applicable

12.
The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.
Complies

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

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Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.
The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.
The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.
Complies

15.
Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

16.
The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.
Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2017, the group of non Executive Directors of Telefónica, S.A. was composed of 14 members (of a total of 16 Members), of whom 4 are Proprietary Directors, 9 are Independent Directors and 1 falls under the “Other External Directors” category.
At December 31, 2017, of the four Proprietary Directors, one act in representation of CaixaBank, S.A., which holds 5.01% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya

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Argentaria, S.A. (BBVA), which holds 5.17% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.24% stake.
Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 42,186 million euros at December 31, 2017, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,112 million euros, and that of BBVA is 2,179 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.
On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

17.	Independent Directors should be at least half of all board members.
However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.
Complies

18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.
Complies

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19.
Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

Complies

20.
Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Complies

21.
The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.
Complies

22.
Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.
Complies

23.
Directors should express their clear opposition when they feel a proposal submitted for the Board's approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.
The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.

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Complies

24.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Complies

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.
The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.
Complies

26.
The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

27.
Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.
When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company's performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.
Complies

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.
Complies

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31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.
Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.
Complies

33.
The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.
When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.
Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

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d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.
The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the nomination committee.
Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.
Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.
The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.
Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.
Complies

38.
The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.
All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

40.
Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.
The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

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42.	The Audit Committee should have the following functions over and above those legally assigned:

1º	With respect to internal control and reporting systems:

a)
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)
Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)
Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2º	With regard to the external auditor:

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)
Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)
Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies

44.
The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

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45.	Risk control and management policy should identify at least:

a)
The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
Complies

46.
Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.
Complies

47.
Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

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The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee) because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

49.	The Nomination Committee should consult with the company's Chairman and chief executive, especially on matters relating to Executive Directors.
When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.
Complies

50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)
Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.
Complies

51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.
Complies

52.
The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

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b)	They should be chaired by independent Directors.

c)
The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

Explain
1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors (and, also, in the Regulation of the Audit and Control Committee) and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.
2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.
These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.
In particular, it has been decided that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.
The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)
Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

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d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.
Complies

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)
Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.
Complies

55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.
Complies

56.
Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

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57.
Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.
Complies

58.
In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)
Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)
Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.
Complies

60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.
Not applicable

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.
Complies

62.	Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their

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annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.
The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.
Explain
On December 31, 2017, the Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1, 351,958 voting rights, which were valuated with a price of 8.13 euros per share, represented 572% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 798,704 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 333,463 ting rights, which were valuated with a price of 8.13 euros per share, represented 226% of his fixed remuneration.
This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders' interests.

63.
Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director's actual performance or based on data subsequently found to be misstated.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.
Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Explain
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

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H. Other information of interest

1.
If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

--

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report, provided that they are relevant and non-reiterative.
Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.
The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and the date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2017, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]
On January 30, 2018, BlackRock, Inc. informed to the Securities Exchange Commission that, at December 31, 2017, its shareholding on the share capital of Telefónica, S.A. was 6.63%.
On December 18, 2017, BlackRock, Inc. informed to the Spanish National Securities Market Commission (CNMV) that, at December 14, 2017, its shareholding on the share capital of Telefónica, S.A. was 5.04%.
Likewise, and in accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on May 9, 2017, May 16, 2017, June 5, 2017, June 23, 2017, December 1, 2017, and December 18, 2017, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Cayco Limited, BlackRock Trident Holding Company Limited, BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock International Limited.

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6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.
9.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.
13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section A.3.]
On January 5, 2018, Telefónica, S.A. notified the Spanish National Securities Market Commission of the acquisition, on behalf of Board Member Mr. José María Abril Pérez, of 38,984 direct shares, and 33,965 indirect shares. Currently, on the registered date of this Report, Board Member Mr. José María Abril Pérez has a total of 388,237 shares, 196,061 of which are direct and 192,176 of which are indirect.
On January 17, 2018, Telefónica, S.A. notified the Spanish National Securities Market Commission of the acquisition of 2,500,000 indirect shares, on behalf of Board Member Mr. Francisco José Riberas Mera. Currently, on the registered date of this report, Board Member Mr. Francisco José Riberas Mera has a total of 2,549,173 indirect shares.
- Note 3 to Section A.3.]
It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.
The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

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- Note 4 to Section A.3.]
The General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders' Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.
In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and "Equivalent number of shares" (i.e. Mr. José María Álvarez-Pallete López, 192,000-300,000 and Mr. Ángel Vilá Boix, 120,000-187,500 ) relate to the theoretical number of shares assigned and the maximum possible number of shares in the Second Phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.
The first cycle of this Plan started in 2014 and ended in October 2017. In accordance with that established in the general conditions, the delivery of shares from the first cycle of the Plan did not occur (2014-2017), which is why no shares were delivered to the Executive Board Members who participated in it.
The second cycle of this Plan started in 2015 and will end in October 2018.
Regarding the third phase of this Plan (2016-2019), the Board of Directors of the Company, after a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement, it due to it was not aligned enough with the strategic plan of Group Telefónica, considering the circumstances and the macroeconomic environment.
- Note 5 to Section A.6.]
Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.
In September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million of its treasury shares representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.
As of 31 December 2017, the shareholding of Vivendi on the share capital of Telefónica, S.A. was 0.95%.
Shareholder Pact between Telefónica, S.A. - China Unicom (Hong Kong) Limited
In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 were considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica undertook not to, while the strategic partnership agreement was in force, offer, issue or sell a significant number of its shares or any convertible security or security that conferred the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding

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intragroup transfers). This undertaking expired when the aforementioned period of one year had elapsed. At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited. This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009. The aforementioned undertakings are no longer in force.
On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited signed an agreement to enhance their strategic partnership, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom's stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders' Meeting, in accordance with prevailing legislation and the Company's By-laws.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.
On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.
After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.
Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their strategic partnership.
Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.
On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.
Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.
Likewise, on July 13, 2016, Telefónica through its 100% subsidiary, Telefónica Internacional, S.A.U. proceeded with the sale of 361,794,559 shares of China Unicom, representing 1.51% of the share capital of the company, by a block trade process, at a price of HK $ 7.80 per share, for a total amount of HK $ 2,822 million, approximately € 322 million,
Telefónica committed not to transfer to the market the shares of China Unicom, which it may own directly or indirectly, over a period of 90 days from the sales date.
As of December 31, 2017 Telefónica held a shareholding of 0.59% in the share capital of China Unicom and China Unicom held a shareholding of 1.24% in the share capital of Telefónica. Mr. César Alierta, former chairman of Telefónica, is a member of the Board of Directors of China Unicom while Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom, is currently a board member of Telefónica.
Telefónica maintains its commitment to the strategic partnership with China Unicom, strengthened through cooperation in digital areas such as the big data joint venture between both companies, which is now a market leader of telco location based big data services in the urban planning sector in China.
Shareholders’ Agreement Telefónica, S.A. - Koninklijke KPN NV

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On March 13, 2017, Telefónica, S.A. (“Telefónica”) entered into a swap agreement with Koninklijke KPN NV (“KPN”) by virtue of which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.
As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland Holding AG.
By virtue of said agreement, KPN undertook, among other obligations, to comply with certain restrictions which, in case of sale of the aforementioned Telefónica shares, would ensure an orderly sale of such shares.
Such shareholder agreement is no longer in force.
- Note 6 to Section A.9.bis]
As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi 46.0 million of its treasury shares, representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.
As of December 31, 2017, the shareholding of Vivendi on the share capital of Telefónica, S.A. was 0.95%.
Therefore, the aforementioned percentage of 0.95% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.
- Note 7 to Section A.10.]
In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.
The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
- Note 8 to Section C.1.2.]

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On January 31, 2018, the Board of Directors, unanimously appointed by co-optation, and at the recommendation of the Nominating, Compensation and Corporate Governance Committee, Mr. Jordi Gual Solé as a Telefónica Board Member, with the condition of Proprietary Director (at the proposal of CaixaBank, S.A.), replacing Mr. Antonio Massanell Lavilla, who had voluntary resigned from his position as Board Member of the Company on December 21, 2017. Likewise, the Board of Directors agreed to appointment Mr. Jordi Gual Solé as member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
- Note 9 to Section C.1.5.]
The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as a Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders' Meeting on May 31, 2013.
Likewise, on April 8, 2016, the Board of Directors unanimously agreed to co-opt, at the proposal Nominating, Compensation and Corporate Governance Committee, Ms. Sabina Fluxà Thienemann as a Director of Telefónica. The Ordinary General Shareholders Meeting, held on May 12, 2016, ratified this appointment.
Additionally, on May 4, 2017, the Board of Directors unanimously appointed by co-optation, and at the recommendation of the Nomination, Compensation and Corporate Governance Committee, Ms. Carmen García de Andrés as Telefónica Board Member. This appointment was ratified by the General Shareholder's Meeting held on June 9, 2017.
Similarly, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favor the selection of female directors.
With respect to this appointment, the Board of Directors approved, at its meeting on November 25, 2015, a Board Member Selection Policy, that has been updated on December 13, 2017, by agreement of the Board of Directors, which includes the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, which includes the latest regulatory demands regarding diversity. The purpose of this Policy is to ensure that the proposals for appointment and re-election are based on a prior analysis of the Board's needs, and that they favor the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, particularly based on gender, disability, or any other personal condition.
The Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:
1.- The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

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2. The Board of Directors shall ensure that the selection procedures for Board Members favor the diversity of knowledge, education, professional experience, age, and gender, without implicit biases that could entail any discrimination. This is all done in order to ensure that the Board of Directors has a diverse and balanced composition in their group, which i) enriches the analysis and debate, ii) includes several points of view and positions, iii) favors the making of decisions, and iv) benefits from full independence.
It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.
3.- A preliminary analysis of the Company's and of the Group's requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company's Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.
4.- This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.
5. The Nominating, Compensation and Corporate Governance Committee shall annually verify compliance with the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, and shall disclose this in the Annual Corporate Governance Report and any other documents deemed appropriate.
Likewise, and with respect to the Board Member candidates, the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, it establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their respective powers, that the election of a candidate for the position of Board Member will fall to people with recognized solvency, competence and experience, and who are available to dedicate the necessary time and effort to perform their duties, taking extreme care when selecting those people called upon to fill in the positions of Independent Board Members.
Therefore, the Board candidates shall be people with recognized prestige, solvency, education and professional experience, especially in telecommunications, financial and economic management, accounting, auditing, risk management, and/or company administration, experience leading teams made up of people belonging to different areas of business and extensive experience at large companies.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.
- Note 10 to Section C.1.11.]
On September 4, 2017, Mr. Ángel Vilá Boix presented his resignation as Board Member of Telefónica Brasil, S.A. Likewise, on October 4, 2017, Mr. Ángel Vilá Boix presented his resignation as Member of the Supervisory Board of Telefónica Deutschland Holding, AG.
- Note 11 to Section C.1.12.]
According to the Significant Event registered by Gas Natural SDG, S.A. on February 6, 2018, Mr. Isidro Fainé Casas presented his resignation as Member of Gas Natural SDG,S.A., being named as Honorary Chairman.
Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG.
- Note 12 to Section C.1.16.]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

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Ms. Laura Abasolo García de Baquedano was appointed Chief Finance and Control Officer, replacing the current Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix on July 26, 2017, in light of the remuneration received up to this date by Mr. Ángel Vilá Boix, and that received since this date by Ms. Laura Abasolo García de Baquedano.
- Note 13 to Section C.1.16. and C.1.33]
On January 31, 2018, Mr. Pablo de Carvajal González was appointed Secretary of the Board of Directors and Director of Public Affairs and Regulation, replacing Mr. Ramiro Sánchez de Lerín García-Ovies.
- Note 14 to Section C.1.17]
Ms. Sabina Fluxà Thienemann is member of the Regional Advisory Board of the East (joining Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya Argentaria, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.
- Note 15 to Section C.1.19.]
Selection and appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy,and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.
The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

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In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.
The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.
With respect to this, the Board of Directors approved, at their meeting held on November 25, 2015, a Board Member Selection Policy. Likewise, on December 13, 2017, the Board of Directors approved an update of this Policy to include the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and the Board Member Selection. It also includes the latest regulatory standards regarding diversity. The aim of this Policy is to ensure that the proposed appointment or re-election of Board Members is based on a preliminary analysis of the needs of the Board of Directors, and favors the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, specifically based on gender, disability, or any other personal condition.
This Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.
Re-election
Directors can be re-elected once or several times for the same periods as the initial period.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Appraisal
In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

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Removal and dismissal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.
Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
- Note 16 to Section C.1.31]
In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
- Note 17 to Section C.1.36.]
The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefonica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.
- Note 18 to Section C.1.39.]
Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as "censores de cuentas"). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.
- Note 19 to Section C.2.1]
The Audit and Control Committee of Telefónica, S.A. is regulated under article 39 of the corporate bylaws of the Company, and under article 22 of the Board of Directors regulations. Likewise, and in order to comply with the recommendations of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, the Board of Directors approved the regulations of the Audit and Control Committee of Telefónica, S.A. at their meeting held on December 13, 2017, which regulates the aforementioned Committee under the following terms:
a) Composition.
The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting,

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auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company's sector of activity.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.
b) Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1) Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.
2) Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.
3) To supervise internal audit and, in particular:
a) Ensure the independence and efficiency of the internal audit function;
b) Propose the selection, appointment and removal of the person responsible for the internal audit;
c) Propose the budget for such service;
d) Review the annual internal audit work plan and the annual activities report;
e) Receive periodic information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.
5) Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) the types of risk (operational, technological, financial, legal and reputational) facing the company;
b) the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and
c) the control and information systems to be used to control and manage these risks.
6) Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

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7) Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
8) Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.
9) Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.
10) Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:
1. The financial information that the Company must periodically disclose;
2. The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and
3. Related party transactions.
11) Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.
The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.
c) Operation.
The Audit and Control Committee must have access to appropriate, opportune and enough information, for which:
- The Chairman of the Committee and, if it is considered opportune or is requested, the rest of its members, will maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the rest of the Committee Members, far enough in advance so that they can analyze it before their meetings.
The Audit and Control Committee, the Committee, shall meet at least once a quarter and whenever deemed necessary, with prior notice from their Chairman.

In any case, the Committee shall meet, at a minimum, when annual or intermediate financial information is published, and, in these cases, the meeting shall have the presence of the Internal Auditor and, if any kind of revision is issued, the Account Auditor.

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Likewise, in the performance of its duties, the Committee may require the attendance of the Account Auditor, any employee or Company Manager, and the experts deemed necessary at its meetings.

Attendance at formal Committee meetings is preceded by the sufficient dedication of its members to analyze and evaluate the information received.

Likewise, the Committee has a secretary, who has the necessary attendance to plan meetings and agendas, for the drafting of the documents and minutes of the meetings, and for the collection and distribution of information, among other tasks.

In order to have an appropriate scheduling that makes it possible to ensure compliance with the effectively pursued objectives, the Committee establishes an Annual Work Plan.

The meetings are planned by the Chairman of the Committee, who notifies these meeting to the meeting secretary so that its members receive the documentation with enough notice. All of this keeping in mind that the Committee members have mainly supervisory and advisory duties, without intervening in the execution or management, as these are the duties of management.

Most important actions during the year.
The main activities and actions carried out by the Audit and Control Committee of the Telefónica, S.A. Board of Directors throughout 2017 have been related to the powers and duties that correspond to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Audit and Control Committee has performed, among others, the following jobs:

-
Regarding finances: i) revision of the financial information of the Company (Annual Account and Management Reports related to 2016, quarterly and semi-annual periodic financial information of Telefónica Group and the Public Interest Companies of the Group, for which this Committee has assumed the duties of the Audit Committee, and Alternative Performance Measurements, included in the Company Financial Information); ii) revision of the financial debt situation of Telefónica Group, and its development throughout the year; iii) revision of the informative brochures presented by the Company before the different supervisory bodies (among others, 20-F Annual Report and several informative brochures for financing operations, shares and debt); and iv) revision of monographic presentations on financial aspects and modifications to the accounting regulations.Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance to what is established by Royal Decree 18/2017 of 24 November which modifies the Code of Commerce, the consolidated text of the Corporate Enterprises Act, and the Accounts Auditing Act in terms of non-financial and diversity information.

-
Regarding the external auditor: i) proposal of fees to be received by PwC as the Account Auditor for 2017; and ii) revision of the auditing works and limited revisions made by the external auditor with respect to the aforementioned financial information.

-
Regarding internal control: i) proposal to the Board of Directors of the regulations of the Audit and Control Committee; ii) revision of the works performed by Internal Auditing regarding the revision of transversal processes, investigations and inspections; and iii) revision of the risk management system.

-	Regarding compliance, revision on regulatory compliance, including anti-corruption standards.

-
Other relevant issues: i) 2016 report of the Audit and Control Committee regarding related operations; ii) monthly report of the Telefónica, S.A. Treasury Stock Management Team Supervisor regarding treasury stock operations; iii) review that the financial information published on the Company website is constantly updated and coincides with that which has been formulated, in each case, by the Board of Directors, and published on the CNMV website; iv) drafting of the Welcome Program for new members of the Telefónica, S.A. Audit and Control Committee; and v) periodic training to ensure the Committee members are updated on information.

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Furthermore, regarding to the Director member of the Audit and Control Committee who has been appointed based on his knowledges and experience in accounting, audit or both, apart form Mr. José Javier Echenique Landiríbar, the Director Mr. Ignacio Moreno Martínez.
- Note 20 to Section C.2.1.]
Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1) Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.
2) Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.
3) Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
4) Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.
5) Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.
6) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
7) To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.
8) To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.
9) To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.
10) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

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11) To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.
12) To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
13) To prepare and propose to the Board of Directors an annual report regarding the Directors' compensation policy.
14) To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors' remuneration.
15) To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.
16) To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.
c) Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.
Most important actions during the year.
The main activities and actions carried out by the the Nominating, Compensation and Corporate Governance Committee of the Telefónica, S.A. Board of Directors throughout 2017 have been linked to the powers and duties corresponding to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Appointments, Remuneration and Good Governance Committee has analyzed and reported on, among others, the following issues:

-	The remuneration policy and system of the Telefónica Group Board Members and Management (fixed and variable remuneration, and action plans).

-	Proposals for appointments related to the Telefónica, S.A. Board of Directors and its Committees, and with the Boards of subsidiary companies
To this respect, the Nominating, Compensation and Corporate Governance Committee proposed and/or reported, as applicable, the appointment of Telefónica, S.A. Board Members in 2017, addressing the solvency, competency, experience, professional merits and availability of the candidates to dedicate the necessary time and effort for the effective performance their duties, exclusively considering their individual and professional characteristics.
Therefore, at its meeting held on May 3, 2017, the Committee proposed the appointment by co-optation of Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera as Independent Board Members, after the voluntary resignation from their positions as Board Members, presented by Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.

Likewise, the Committee, at the aforementioned meeting on May 3, 2017, proposed the appointment of Independent Board Member Mrs. Carmen García de Andrés as Member of the Company Audit and Control Committee, as well as the appointment of Independent Board

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Members Mr. José Javier Echenique Landiríbar and Mr. Luiz Fernando Furlán as Members of the Appointments, Remuneration and Good Governance Committee.

Additionally, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of Telefónica, S.A. board members by the Company General Shareholder's Meeting held on June 9, 2017, after having taken into consideration and evaluated the duties performed and the dedication given by the aforementioned Board Members during his/her year of duty, basing the entirety of the proposals on a preliminary analysis of the needs of the Board of Directors, whose purpose is to favor the diversity of knowledge, experiences and gender.

As such, the aforementioned General Shareholder's Meeting approved the re-election of Mr. José María Álvarez-Pallete López and Mr. Ignacio Moreno Martínez, as well as the ratification of the appointment of Mrs. Carmen García de Andrés and Mr. Francisco José Riberas Mera.

However, at its meeting held on July 25, 2017, the Committee favorably reported the appointment by co-optation of Mr. Ángel Vilá Boix as Executive Board Member, replacing Mr. Julio Linares López. Likewise, at the aforementioned meeting, the Committee favorably reported the proposal for the appointment of Mr. Ángel Vilá Boix as Chief Operating Officer and Member of the Executive Committee.

Likewise, at its meeting held on July 25, 2017, the Committee proposed the appointment of Independent Board Member Mrs. Carmen García de Andrés as Member of the Service Quality and Customer Service Committee of the Company.

Additionally, throughout the meetings held, the Committee has reported different proposals for the appointment of Board Members at the most relevant subsidiary companies of the Telefónica Group.

-	Appointment proposals related with the Senior Management and the organizational structure of the Telefónica Group.
-    Corporate Governance Report and 2016 Remuneration Report.
- Note 21 to Section C.2.1.]
Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:
a) Composition.
The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

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2) To evaluate levels of customer service provided by the companies of the Group to their customers.
Most significant actions during the year.
In the 5 meetings held by the Service Quality and Customer Service Committee in 2017, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 22 to Section C. 2.2.]
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Regulation and Institutional Affairs Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:
1) To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.
2) To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.
3) To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.
4) To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
Most significant actions during the year.
The Regulation and Institutional Affairs Committee held 11 meetings in the 2017 year, have been analysed and debated:

•
The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

•
A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most

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significant issues in this field of Sustainability (ethical behavior, sustainable innovation, digital confidence, supply chain, talent and diversity management, customer, environment and climate change), including Responsible Business Plans, Integrated Annual Report, and actions of the Advisory Panel on Responsible Business created in the Telefónica Group.
As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 23 to Section C. 2.2.]
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Strategy and Innovation Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:
1) To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
2) To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.
Most significant actions during the year.
The Strategy and Innovation Committee held 11 meetings in the 2017 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.
Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 24 to Section D. 2.]
It is important to note that:
Transactions included in this section under ´Other´, amounting to 11,371 with BBVA, S.A. refer to Dividends received.
Transactions included in this section under ´Other´, for the sum of 6,525 with BBVA, S.A. refer to Other Revenues (99), to Other Expenses (6,418) and to Gains from derecognition or disposal of assets (8).

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Transactions included in this section under ´Other´, for the sum of 250,012 with la “Caixa Group”, refer to Other Expenses (12) and Outstanding factoring operations (250,000)
In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2017 amounted to 21,749 and 404 million euros, respectively. As explained in Derivatives policy in Note 16 of the 2017 Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 390 and -28 million euros, respectively, at December 31, 2017. Additionally, at December 31, 2017 there were collateral guarantees on derivatives with BBVA amounting to 286 million euros.
- Note 25 to Section D.5.]
On December 18, 2015, a joint venture was set up between China Unicom for the development of Big Data services in China, using Smart Steps technology developed by Telefónica. Telefónica has a stake of 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55%. In 2016, Telefónica disbursed 7 million euros corresponding to its shareholding in the capital of the company. The company is already commercially operational and obtained a turnover of 8 million euros in 2017.
According to Related Parties in Note 10 of the 2017 Consolidated Annual Accounts of Telefónica, S.A., certain Telefónica Group subsidiaries performed in 2017 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España, amounting to 23 million euros.

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Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum –a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 21, 2018.
List whether any directors voted against or abstained from voting on the approval of this report.
No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
--	--	--

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APPENDIX TO THE TELEFÓNICA, S.A. 2017 ANNUAL CORPORATE GOVERNANCE REPORT
E.3     Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Annual Financial Statements, and are as follows:
Group-Related Risks
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe have improved as two major risks have diminished during 2017. First, political uncertainty has decreased after the results of the general elections in some European countries and, second, the agreement reached in relation to the Greek bailout program and better macroeconomic data in the country have opened the door to a potential solution to the Greek debt crisis in the near term. While such risks have diminished, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing in the near future, with a negative impact on the balance between the private and public sectors, and by the restructuring processes which the European banking sector is still immersed in. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016, will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure, could come from Catalonia's political situation and its impact on the Spanish economy. Although recent events point to a lower degree of uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In 2017, the Telefónica Group obtained 24.3% of its revenues in Spain (24.6% in 2016), 14.0% in Germany (14.4% in 2016) and 12.6% in the United Kingdom (13.2% in 2016).
In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases despite recent improvement, and doubts about growth and imbalances in China. Certain internal factors such as high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth, hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches.
In Brazil, although the political scenario continues to be unstable, the government has approved relevant legislative reforms and promoted the approval of other key legislative items, such as the social security reform, which could be approved before the end of the term, which has improved the confidence levels in the government. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing needs remain high. The combination of such elements has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.

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Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook, subject to the outcome of the coming general elections and of the renegotiation of the North American Free Trade Agreement (NAFTA), which is now underway. Any increase in interest rates in the United States and/or a possible renegotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.6% for 2017.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence. The October legislative elections confirmed the good results of the government coalition. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During 2017 Telefónica Hispanoamérica represented 24.1% of the Telefónica Group's revenues (24.2% in 2016), of which 27.8% proceeded from revenues in Argentina, 18.5% in Peru and 17.4% in Chile. During 2017, Telefónica Brazil represented 23.1% of the Telefónica Group's revenues (21.3% in 2016). In this respect, 32.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this status.
“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2017, 71.0% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 17.2% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.

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To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 91 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 74 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 17 million euros for the year ended December 31, 2017, primarily due to the weakening of the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2017, taking into account derivative instruments in place.
During 2017, Telefónica Brazil represented 25.9% (24.5% in 2016), Telefónica Hispanoamérica represented 21.9% (23.0% in 2016) and Telefónica United Kingdom represented 10.1% (11.3% in 2016) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In 2017, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 3.2 p.p. and 4.7 p.p., respectively, mainly due to the depreciation of the Argentine peso, the Venezuelan bolivar and the pound sterling. Furthermore, translation differences had a positive impact on the Group's equity of 2,049 million euros as of December 31, 2016 and a negative impact of 4,607 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2017, the Group's net financial debt amounted to 44,230 million euros (48,595 million euros as of December 31, 2016) and, as of December 31, 2017, the Group's gross financial debt amounted to 55,746 million euros (60,361 million euros as of December 31, 2016). At such date, the average maturity of the debt was 8.08 years (6.35 years as of December 31, 2016).

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As of December 31, 2017, the Group's gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,063 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at December 31, 2017. As of December 31, 2017, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (12,541 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2017, 7.3% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2018.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standards IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial instruments", effective from January 1, 2018, and IFRS 16 "Leases", effective from January 1, 2019.
These standards present significant changes that will affect the amount and timing of recognition of revenues and expenses related to certain sales transactions (IFRS 15), the estimation processes for the expected impairment losses on financial assets, the recognition period and the documentation of hedging policies and strategies (IFRS 9), as well as the accounting treatment for all lease contracts, other than certain short-term leases and leases of low-value assets (IFRS 16). The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods difficult and less meaningful.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.

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Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
On September 14, 2016, the European Commission (EC) adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second quarter of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700 MHz band will initially allow the expansion of the capacity of 4G networks and, in the near future, the introduction of 5G services with new functionalities. In Spain, it is expected that the Ministry of Energy, Tourism and the Digital Agenda publishes its plan to release the 700 MHz band before June 30, 2018, in line with the calendar approved by the EC and with the 5G National Plan adopted in December 2017. The 5G National Plan also contemplates, among other matters, an urgent auction for the 3.6 GHz band at the beginning of 2018 and, possibly, also in the L band (1452- 1492 MHz).
In connection with the spectrum auction for the 2.3 and 3.4 GHz bands in the United Kingdom, on July 11, 2017 the Office of Communications (“Ofcom”) released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for "immediate use") and 3.4 GHz bands (which may be used for 5G services). They set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. Hutchison 3G UK Ltd ("H3G") and BT filed a motion to review Ofcom's decision regarding the 3.4 GHz band based on the constraints imposed by the spectrum limits set forth in this band for which they can bid. The judgment was released in December 2017 and both appeals were dismissed. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica UK expects the bidding to start in March 2018.
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") published its position on the key elements on June 27, 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group reported its request for frequency by the deadline of September 30, 2017 and commented on the key elements of the proposal. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the 26 GHz frequency band.

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In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place in 2018.

•
Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published the conditions for the auction of 70 MHz of spectrum in the 700 MHz band and of 5 MHz of spectrum in the 1900 MHz band. The ITC modified through Decree 2194 of December 27, 2017 the spectrum caps, increasing them by 5MHz for high bands, reaching a total of 90 MHz, and by 15MHz for low bands, reaching a total of 45 MHz. On January 23, 2018, the ITC published a second project on the conditions of the 700 MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple-round ascending clock auction, and the obligation to provide free wifi zones would be removed. This second project was subject to comments until February 20, 2018. The schedule for the auction has not yet been set but the ITC has announced that it should take place in 2018.

•
Argentina: The government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the "refarming process"), which Telefónica has challenged in court, and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the "spectrum on demand process"). In connection with the latter, in May 2017 such "spectrum on demand process" was launched and, in June 2017, certain 2.6 GHz spectrum was granted to Telefónica and other licensed mobile operators, but the effective distribution of the spectrum is still pending.

It is possible that some of the above-mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum, may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In the United Kingdom, Telefónica has an obligation under the terms of its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland). It also has an obligation under the terms of its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass. Both requirements had to be met by the end of 2017 and must be maintained thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G networks and working on the roll-out of its 4G network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.
In Spain, also related to the licenses of the 800 MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete before January 1, 2020 the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of 30 megabits per second or faster, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution (“LTE”) solutions over the 800 MHz band that will be the base for compliance with such obligations.
In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court against the decision of the EC authorizing such merger. Oral hearings were held in December 2017 and the decisions are expected in the first quarter of 2018.

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In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefónica must update this information by April 30, 2018 by sending the updated list and value of the assets assigned to the provision of STFC as of December 31, 2017. In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses but has been challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's governing board may overcome it by sending the bill for voting in the Plenary (such action depends on the political environment, which is also uncertain). Such Court and, consequently, the Senate's governing board, has each decided to send the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until 28 November 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica filed renewal requests for an additional twenty years in relation to a concession for

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the provision of local carrier services and to one of the concessions to provide mobile line services in certain provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. While services are being provided on such spectrum, a consumer organization filed a claim against the allocation of spectrum on the 700 MHz band that is still pending.
During 2017, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 538 million euros.
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, the current rate is 0.495 pence per minute. On June 27, 2017, Ofcom made a consultation on a proposal for a progressive reduction over a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.
In Spain, in November 2017, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") submitted to the EC the draft measures to set the new MTRs for all the mobile operators, which would imply a progressive reduction of 40% from current levels. The proposed dates and MTRs would be as follows: since the decision becomes effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0066 €/min; and as from January 1, 2020 at 0.0064 €/min. A final decision was adopted in 2018 setting the rate at 0.0067 €/min during the year 2019.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.
In Brazil, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts and the proceedings are ongoing). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the Instituto Federal de Telecomunicaciones ("IFT") announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0. 028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on the PEA’s network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.
As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the year ended December 31, 2017 the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1 percentage point from the organic growth of the Group's revenues.

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Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories.
In Brazil, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. The final version, however, has not been published because the amendment to the underlying concession agreement has not been yet finalized.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.  In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this Annual Report. Nevertheless, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens.
In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

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Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating".
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
As of the date of this Annual Report, Telefónica is conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

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Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation we are immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Chile and Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2014 and the end of 2017. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 862 million euros in 2017, representing a decrease of 4.8% from 906 million euros in 2016 (1,055 million euros in 2015). These expenses represented 1.7%, 1.7% and 1.9% of the Group's consolidated revenues in 2017, 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of December 2017 Telefónica has already 19.2 million premises passed with fibre (representing 66% of the households), which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond

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to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.
As of 31 December 2017, the Telefónica Group depended on three handset suppliers and 10 network infrastructure suppliers, which, together, accounted for 79% and 78%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.
The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.
In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

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There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.
Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. No impairments were recognized in 2017. In 2016, impairment losses in goodwill were recognized amounting to an aggregate amount of 215 million euros, relating to Telefónica´s operations in Venezuela (124 million euros) and in Mexico (91 million euros).
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

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Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 17 and 20 to the Annual Financial Statements.

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT
ON THE DESIGN AND EFFECTIVENESS OF THE
INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2017. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group’s assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with “International Standard on Assurance Engagements 3000 (ISAE 3000)” (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the “International Standard on Quality Control 1 (ISQC 1)” and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2017, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2017, which is based on the criteria and the policies defined by the Telefónica Group’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

In addition, the attached description of the ICFR Report as at December 31, 2017 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

/s/ Virginia Arce Peralta

Virginia Arce Peralta

February 22, 2018

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es     1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A. and its subsidiaries

Auditor’s Report,
Consolidated Annual Accounts, and
Consolidated Directors’ Report
at December 31, 2017

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor’s report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A. (the Parent company) and its subsidiaries (the Group), which comprise the balance sheet as at December 31, 2017, the income statement, statement of other comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at December 31, 2017, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated annual accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es     1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was handled in the course of the audit
Goodwill carrying value

A significant portion of the Telefónica Group's assets corresponds to the goodwill arising as a result of the various business combinations completed in the countries in which it operates. At 31 December 2017, as disclosed in note 7, the Group's goodwill amounted to €26,841 million.

To assess if there is an impairment in the goodwill, management conducts goodwill impairment tests annually or whenever changes in circumstances or events indicate that, the carrying amount of such goodwill may not be recoverable.

As described in notes 3.c) and 3.m), the recoverable amount of goodwill is estimated by calculating the value in use of the cash-generating units to which the goodwill is allocated based on the strategic business plans approved by the Board of Directors. This is a key audit matter as these are complex calculations which require a significant amount of judgement, particularly when estimating key assumptions such as revenue growth, the trend in profit margins, long-term capital expenditure requirements, the discount rate and the rate of growth in perpetuity. These assumptions could be affected materially by future developments in the macroeconomic, competitive, regulatory and technological environments in each of the countries in which the Telefónica Group operates.

As described in note 7, the recoverable amount of the cash-generating unit in Mexico is more vulnerable to the risk of goodwill impairment as a result of changes in key assumptions.

We have conducted audit procedures, with the assistance of our valuation experts, to test the process followed by the directors and management to determine the recoverable amounts of the cash-generating units to which the Group's goodwill has been assigned, which included:

•    Understanding the control environment, evaluating, and testing the operating effectiveness of the relevant controls over the process for determining the recoverable amounts of the cash-generating units and goodwill impairment test.

•    Verifying of the consistency of the data used in the value-in-use calculations against the strategic business plans approved by the Board of Directors.

•    Analysing the level of performance regards the business plan approved in the previous year.

•    Assessing the key assumptions used to determine the recoverable amounts, questioning their reasonableness and coherence, to which end we compared key assumptions against market information, paying particular attention to the Mexico.

•    Assessing the reasonableness of the sensitivity analysis performed by the Telefónica Group.

•    Verifying that the disclosures made in the consolidated annual accounts comply with applicable accounting standards.

Based on the procedures performed, we believe that the impairment test performed by management are reasonable, that the key assumptions estimated are within a reasonable range and that the conclusions reached by management regarding the valuation of the Group's goodwill are consistent with the disclosures provided in the accompanying consolidated annual accounts.

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was handled in the course of the audit
Revenue recognition

Telefónica`s Group revenue comes from sales and services mainly from a range of telecommunications services, including traffic, regular network usage fees, digital services such as Pay TV and other products and services. The revenue corresponding to these products and services, which can be sold separately or bundled in promotional packages, is recognised in accordance with the contractually agreed-upon tariffs and prices.

Revenue recognition is considered a significant inherent risk in the telecommunications industry given the complexity of the IT systems involved, the high volume of transactions and changes caused by price updates and promotional offers affecting the various products and services offered.

For those revenue items whose billing cycle does not meet with the period end, management must make estimate how much revenue to recognise in respect to services provided that are pending to be billed at year end. These estimates are based on different sources of data that are processed by IT systems.

We have identified this as a key audit matter due to the complexity involved in estimating unbilled revenue based on the systems supporting the information and the level of judgement required.

Refer to notes 3.l), 11 and 18 of the accompanying consolidated annual accounts.

We have conducted audit procedures, with the assistance of our specialists in IT systems, to test the revenue recognition process, which included:

•    Understanding the accounting policies considered by management to determine, calculate and account for the revenue recognised.

•    Understanding the control environment, evaluating and testing the operating effectiveness of the relevant process controls and the general IT controls over the main systems and applications involved in the process.

•    Assessing the reasonableness of the criteria used by management to estimate the revenue recognised in respect to unbilled revenue.

•    Tests of detail of transactions that affect the revenue accounts, using sampling techniques and verifying the evidence substantiating those transactions.

•    Tests of detail of invoicing completed after the year end, checking its consistency with the estimates made, using sampling techniques.

Based on the procedures performed, we believe that the estimates made by management regarding the revenue recognised in respect of unbilled sales and services at year-end are reasonable.

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was handled in the course of the audit
Provisions and contingent liabilities for tax and regulatory litigations in Brazil

As outlined in note 15, the Telefónica Group is exposed to the risk of claims and litigations of various types associated with ordinary developments in the sector and countries in which it operates.

As detailed in notes 15, 17 and 21, in the particular instance of Brazil, there are claims and litigation of significant nature for tax and regulatory matters, given the complexity of the tax and sector-specific regulatory frameworks in Brazil, which made us pay special attention to evaluation thereof and, therefore, is a key audit matter.

Given the uncertainties surrounding resolution of these matters, management has to use significant judgement in order to, with the help of its tax and regulatory advisors, determine the probability of an outflow of resources, its timing and the amount it will have to pay to discharge the liability. See note 3.m).

We conducted audit procedures to test the process followed by the Telefónica Group in identifying and evaluating ongoing claims and litigations in Brazil, which included:

•    Understanding management's policy for identifying litigations, classifying them, measuring the related liabilities, recording provisions as when needed and making the required disclosures in the consolidated annual accounts.

•    Understanding the control environment, evaluating and testing the operating effectiveness of the relevant controls over the contingency provisioning process in Brazil.

•    Obtaining the letters provided by the legal and tax advisors of Telefónica Brasil, S.A. questoning their assessments of the tax and regulatory proceedings underway against those made by management.

•    With the help of our internal experts, evaluating the reasonableness of the most important estimates made by management.

•    Assessing the correct recognition of the corresponding provisions and due disclosure of contingency matters in the consolidated annual accounts.

Based on the procedures performed, we believe that the estimates made by management are reasonable and consistent with the information disclosed in the accompanying consolidated annual accounts regarding the provisions and contingent liabilities related with tax and regulatory litigations in Brazil.

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was handled in the course of the audit
Information Technology (IT) Systems: access controls over data and programs

The Telefónica Group's activities are highly dependent on information systems and technology infrastructures, which encompass a large number of heterogeneous applications and systems used by the various Group companies to run their operations.

An adequate internal control environment over the systems and applications comprising that technology infrastructure is critical to ensuring the correct processing and integrity of the information underpinning the consolidated annual accounts.

In this context, access controls over data and programs was one of the areas of greatest relevance to our assessment of the information technology general controls environment.

With the assistance of our IT system specialists, our work in this area consisted of evaluating the design effectiveness of information technology general controls that support Telefónica Group's financial information.

In addition to understanding the overall IT environment, our procedures entailed testing of significant controls over user access, program changes and logical security.

We also evaluated the design, level of implementation and operating effectiveness of the changes made by management during the year in order to strengthen access controls, as well as the compensating controls established by management when necessary.

Based on the procedures performed, we did not identify any significant matters that may affect the information contained in the accompanying consolidated annual accounts.

Significant transactions: Colombia Telecomunicaciones S.A. E.S.P.

As detailed in noted 2.a) of the accompanying consolidated annual accounts, the company Colombia Telecomunicaciones S.A. E.S.P (“ColTel”) negotiated the early termination of the Operating Agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), thereby prepaying €1,236 million of debt thereunder and taking ownership of the properties, rights and assets related to the telecommunication service provision. See notes 5 and 22 of the accompanying consolidated annual accounts.

We have conducted audit procedures to evaluate the accounting treatment of these transactions, which included:

•    Understanding the control environment and evaluating and testing the operating effectiveness of the relevant controls over the approval and accounting treatment of those transactions.

•    Reading and understanding the contractual documentation and resolutions associated with the transactions, as well as the corresponding minutes recording the meetings of the governing bodies.

•    Evaluating management's conclusions regarding the accounting treatment of these transactions and their impact on the various headings of the accompanying consolidated annual accounts.

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was handled in the course of the audit
In order to execute the above agreement, the Telefónica Group and the Colombian Ministry of Finance and Public Borrowings, in their capacity as shareholders of ColTel, agreed to inject equity into the latter in proportion to their corresponding equity interests, thus resulting in the outlay for the Telefónica Group amounting to €934 million.

In addition, ColTel was handed down the ruling in the arbitration proceedings initiated by the Ministry of IT and Communications (“Min Tic”) of Colombia regarding the reversion of the assets related to the provision of services under the scope of the former concession agreements.

ColTel paid the amount established in that ruling (€470 million as disclosed in note 6 of the accompanying consolidated annual accounts), increasing the value of the intangible asset recognised in connection with the associated use of spectrum.

To raise the proceeds for that payment, ColTel resolved to undertake a capital increase, subscribed by its shareholders in proportion to their ownership interests, with the Telefónica Group paying €317 million.

Given the scale of these transactions, we consider the assessment of their accounting treatment a key audit matter.

•    Evaluated the related disclosures provided in the notes to the accompanying consolidated annual accounts.

Based on the procedures performed, we consider management's accounting treatment and the disclosures provided in the accompanying consolidated annual accounts with respect to these transactions to be reasonable.

Other matters

The consolidated annual accounts of the Group for the year ended 31 December 2016 were audited by another auditor who expressed an unqualified opinion on those consolidated annual accounts on 23 February 2017.

Telefónica, S.A. and its subsidiaries

Other information: Consolidated directors' report

Other information refers exclusively to the 2017 consolidated directors' report, the preparation of which is the responsibility of the Parent’s directors and is not an integral part of the consolidated annual accounts.

Our opinion on the consolidated annual accounts does not cover the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors' report is defined in the regulations governing financial statement audit work, which establish two distinct levels of responsibility:

a)
A specific level applicable to the consolidated non-financial statement and to some of the information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of Spanish Law 22/2015, the Audit Act, which consists of solely checking that the required information has been provided in the directors' report and, if not, stating that it has not.

b)
A general level applicable to the rest of the information included in the consolidated directors' report, which consists of assessing and reporting on the consistency of the said information with the consolidated annual accounts based on the knowledge of the Group obtained in the course of auditing the said statements (not including other information not obtained as evidence during the course of the audit); and assessing and reporting on whether the content and presentation of this part of the directors' report are in conformity with applicable regulations. If, based on the work carried out, we conclude that there are material misstatements, we are required to disclose them.

Based on the work performed, as described before, we can confirm that the specific information stipulated in item a) above has been provided in the consolidated directors' report and that the rest of the information contained in the consolidated directors' report is consistent with that provided in the 2017 consolidated annual accounts and, that its content and presentation are in conformity with applicable regulations.

Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company’s directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company’s directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent company’s audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Telefónica, S.A. and its subsidiaries

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company’s directors.

•
Conclude on the appropriateness of the Parent company’s directors’ use of the going concern basis and, based on the audit evidence obtained, conclude whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company’s audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Telefónica, S.A. and its subsidiaries

We also provide the Parent company’s audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate to the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated to the Parent company’s audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company’s audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the Parent company's audit and control committee dated 20 February 2018.

Appointment period

The General Ordinary Shareholders' Meeting held on 12 May 2016 appointed us as auditors of the Group for a period of three years, as from the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are described in note 21.e) of the accompanying consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

/s/ Virginia Arce Peralta

Virginia Arce Peralta (16096)

22 February 2018

2017
Consolidated financial statements (Consolidated annual accounts) and Consolidated management report for 2017
Telefónica, S.A. and subsidiaries composing the Telefónica Group

2017 Consolidated Financial Statements

Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2017	2016
ASSETS
A) NON-CURRENT ASSETS		95,135	103,667
Intangible assets	(Note 6)	18,005	20,518
Goodwill	(Note 7)	26,841	28,686
Property, plant and equipment	(Note 8)	34,225	36,393
Investments accounted for by the equity method	(Note 9)	77	76
Non-current financial assets	(Note 13)	8,167	9,765
Deferred tax assets	(Note 17)	7,820	8,229
B) CURRENT ASSETS		19,931	19,974
Inventories		1,117	1,055
Trade and other receivables	(Note 11)	10,093	10,675
Tax receivables	(Note 17)	1,375	1,533
Current financial assets	(Note 13)	2,154	2,954
Cash and cash equivalents	(Note 13)	5,192	3,736
Non-current assets classified as held for sale		—	21
TOTAL ASSETS (A+B)		115,066	123,641

	Notes	2017	2016
EQUITY AND LIABILITIES
A) EQUITY		26,618	28,385
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	16,920	18,157
Equity attributable to non-controlling interests	(Note 12)	9,698	10,228
B) NON-CURRENT LIABILITIES		59,382	59,805
Non-current financial liabilities	(Note 13)	46,332	45,612
Non-current trade and other payables	(Note 14)	1,687	1,925
Deferred tax liabilities	(Note 17)	2,145	2,395
Non-current provisions	(Note 15)	9,218	9,873
C) CURRENT LIABILITIES		29,066	35,451
Current financial liabilities	(Note 13)	9,414	14,749
Current trade and other payables	(Note 14)	15,095	16,150
Current tax payables	(Note 17)	2,341	2,332
Current provisions	(Note 15)	2,216	2,220
TOTAL EQUITY AND LIABILITIES (A+B+C)		115,066	123,641
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of financial position.

Telefónica, S.A. 4

2017 Consolidated Financial Statements

Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2017	2016	2015
INCOME STATEMENTS
Revenues	(Note 18)	52,008	52,036	54,916
Other income	(Note 18)	1,489	1,763	2,011
Supplies		(15,022)	(15,242)	(16,547)
Personnel expenses	(Note 18)	(6,862)	(8,098)	(10,349)
Other expenses	(Note 18)	(15,426)	(15,341)	(16,802)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		16,187	15,118	13,229
Depreciation and amortization	(Note 18)	(9,396)	(9,649)	(9,704)
OPERATING INCOME		6,791	5,469	3,525
Share of income (loss) of investments accounted for by the equity method	(Note 9)	5	(5)	(10)
Finance income		1,073	1,770	2,076
Exchange gains		3,958	5,489	6,504
Finance costs		(3,363)	(4,476)	(4,417)
Exchange losses		(3,867)	(5,002)	(6,772)
Net financial expense	(Note 16)	(2,199)	(2,219)	(2,609)
PROFIT BEFORE TAX		4,597	3,245	906
Corporate income tax	(Note 17)	(1,219)	(846)	(155)
PROFIT FOR THE YEAR		3,378	2,399	751
Attributable to equity holders of the Parent		3,132	2,369	616
Attributable to non-controlling interests	(Note 12)	246	30	135

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.56	0.42	0.07
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated income statements.

Telefónica, S.A. 5

2017 Consolidated Financial Statements

Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2017	2016	2015
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	3,378	2,399	751
Other comprehensive (loss) income	(5,148)	3,339	(6,697)
Gains (losses) on measurement of available-for-sale investments	26	(77)	415
Income tax impact	6	22	(123)
Reclassification of losses (gains) included in the income statement (Note 16)	33	136	(539)
Income tax impact	—	(19)	139
	65	62	(108)
Gains (Losses) on hedges	62	498	(14)
Income tax impact	6	(120)	(37)
Reclassification of losses (gains) included in the income statement (Note 16)	162	54	207
Income tax impact	(40)	(14)	(58)
	190	418	98
Share of gains (losses) recognized directly in equity of associates and others	8	(8)	17
Income tax impact	(2)	3	(4)
Reclassification of losses (gains) included in the income statement	—	—	—
Income tax impact	—	—	—
	6	(5)	13
Translation differences (Note 12)	(5,422)	3,152	(6,762)
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,161)	3,627	(6,759)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	14	(378)	94
Income tax impact	(1)	90	(32)
	13	(288)	62
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	13	(288)	62
Total comprehensive (loss) income recognized in the year	(1,770)	5,738	(5,946)
Attributable to:
Equity holders of the parent and other holders of equity instruments	(1,186)	4,630	(4,535)
Non-controlling interests	(584)	1,108	(1,411)
	(1,770)	5,738	(5,946)
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A. 6

2017 Consolidated Financial Statements

Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	3,132	—	—	—	—	3,132	246	3,378
Other comprehensive income (loss) for the year	—	—	—	—	—	16	65	193	6	(4,598)	(4,318)	(830)	(5,148)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,148	65	193	6	(4,598)	(1,186)	(584)	(1,770)
Dividends paid (Note 12)	—	—	—	—	2	(2,021)	—	—	—	—	(2,019)	(583)	(2,602)
Net movement in treasury shares	—	—	35	—	—	—	—	—	—	—	35	—	35
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	754	—	—	449	—	—	—	(9)	1,194	649	1,843
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	154	1,311	—	(285)	—	(443)	—	—	—	—	737	(12)	725
Other movements	—	—	3	—	—	(1)	—	—	—	—	2	—	2
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	18,225	74	384	37	(19,347)	16,920	9,698	26,618
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A. 7

2017 Consolidated Financial Statements

Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the year	—	—	—	—	—	2,369	—	—	—	—	2,369	30	2,399
Other comprehensive income (loss) for the year	—	—	—	—	—	(267)	62	422	(5)	2,049	2,261	1,078	3,339
Total comprehensive income (loss) for the year	—	—	—	—	—	2,102	62	422	(5)	2,049	4,630	1,108	5,738
Dividends paid (Note 12)	137	—	—	—	1	(2,544)	—	—	—	—	(2,406)	(524)	(2,930)
Net movement in treasury shares	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Capital reduction (Note 12)	(74)	—	813	—	—	(739)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	—	—	—	1,000	—	(255)	—	—	—	—	745	(14)	731
Other movements	—	—	—	—	—	54	—	—	—	—	54	—	54
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385

Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year	—	—	—	—	—	616	—	—	—	—	616	135	751
Other comprehensive income (loss) for the year	—	—	—	—	—	43	(108)	103	12	(5,201)	(5,151)	(1,546)	(6,697)
Total comprehensive income (loss) for the year	—	—	—	—	—	659	(108)	103	12	(5,201)	(4,535)	(1,411)	(5,946)
Dividends paid (Note 12)	111	—	—	—	—	(2,360)	—	—	—	—	(2,249)	(641)	(2,890)
Net movement in treasury shares	—	—	(1,511)	—	—	(75)	—	—	—	—	(1,586)	—	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	555	—	—	(1,297)	—	—	—	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	—	—	—	(41)	—	—	—	—	3,007	—	3,007
Capital reduction (Note 12)	(74)	—	886	—	—	(812)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	—	—	—	452	—	(247)	—	—	—	(84)	121	(7)	114
Other movements	—	—	—	—	—	(8)	—	—	—	—	(8)	—	(8)
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A. 8

2017 Consolidated Financial Statements

Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2017	2016	2015
Cash received from operations	(Note 20)	63,456	63,514	67,582
Cash paid from operations	(Note 20)	(46,929)	(47,384)	(50,833)
Net payments of interest and other financial expenses net of dividends received	(Note 20)	(1,726)	(2,143)	(2,445)
Taxes paid	(Note 20)	(1,005)	(649)	(689)
Net cash flow provided by operating activities	(Note 20)	13,796	13,338	13,615
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 20)	(8,992)	(9,187)	(10,256)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 20)	40	767	354
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 20)	(128)	(54)	(3,181)
Proceeds on financial investments not included under cash equivalents	(Note 20)	296	489	1,142
Payments on financial investments not included under cash equivalents	(Note 20)	(1,106)	(265)	(426)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(357)	42	(557)
Government grants received		2	—	7
Net cash flow used in investing activities	(Note 20)	(10,245)	(8,208)	(12,917)
Dividends paid	(Note 20)	(2,459)	(2,906)	(2,775)
Proceeds from share capital increase	(Note 20)	2	—	4,255
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(Note 20)	1,269	(660)	(1,772)
Operations with other equity holders	(Note 20)	646	656	83
Proceeds on issue of debentures and bonds, and other debts	(Note 20)	8,390	5,693	1,602
Proceeds on loans, borrowings and promissory notes	(Note 20)	4,844	10,332	8,784
Repayments of debentures and bonds, and other debts	(Note 20)	(6,687)	(6,873)	(3,805)
Repayments of loans, borrowings and promissory notes	(Note 20)	(6,711)	(8,506)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 20)	(1,046)	(1,956)	(126)
Net cash used in financing activities	(Note 20)	(1,752)	(4,220)	(3,612)
Effect of changes in exchange rates		(341)	185	(1,000)
Effect of changes in consolidation methods and others		(2)	26	—
Net increase (decrease) in cash and cash equivalents during the year		1,456	1,121	(3,914)
CASH AND CASH EQUIVALENTS AT JANUARY 1		3,736	2,615	6,529
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	5,192	3,736	2,615
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		3,736	2,615	6,529
Cash on hand and at banks		2,077	1,278	4,912
Other cash equivalents		1,659	1,337	1,617
BALANCE AT DECEMBER 31	(Note 13)	5,192	3,736	2,615
Cash on hand and at banks		3,990	2,077	1,278
Other cash equivalents		1,202	1,659	1,337
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. 9

2017 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2017
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

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Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2017, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.
The accompanying consolidated financial statements for the year ended December 31, 2017 were approved by the Company’s Board of Directors at its meeting on February 21, 2018 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Recognition of Telefónica’s operation in the United Kingdom
On March 24, 2015, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in United Kingdom. In accordance with IFRS 5, companies under the sale agreement were classified as a disposal group held for sale at that date, and their operations qualified as discontinued operations in the consolidated financial statements for the year ended December 31, 2015.
On May 11, 2016 the European Commission made public its decision to prohibit the transaction. Following the submission of the consolidated financial information of the second quarter of 2016, Telefónica’s operations in United Kingdom were no longer presented as discontinued operations and their assets and liabilities ceased to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements. Accordingly, the comparative figures for 2015 were amended in the consolidated financial statements for the year ended December 31, 2016 with respect to those published in the consolidated financial statements for the year ended December 31, 2015.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2017 include the figures for 2016, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2015.

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The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2017 and 2016 (see Appendix I for a detail of the consolidation scope and the changes during the year) are as follows:
a) Capital increase in Coltel, termination of the operating agreement with the PARAPAT and arbitration award
Colombia Telecomunicaciones, S.A. E.S.P. (Coltel) is a company in which Telefónica holds a 67.5% stake and the Colombian Government the remaining 32.5% (see Note 21.c).
On August 29, 2017, the shareholders' meeting of ColTel approved:

•
a capital increase for an aggregate amount of 4,800,966 million Colombian pesos (capital and premium), 1,384 million euros at the exchange rate of the relevant transaction date, so that Coltel would voluntarily pre-pay the entire amount of ColTel's debt derived from the operating agreement dated August 13, 2003 with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (the "PARAPAT").

The Telefónica Group and the Colombian Government subscribed the PARAPAT-Capital Increase pro rata to their respective shareholding in ColTel (see Note 12.h). The Telefónica Group disbursed 3,240,652 million Colombian pesos, 934 million euros at the exchange rate of the relevant transaction date. The Government assumed 32.5% of ColTel's payment obligations with the PARAPAT.
The PARAPAT capital Increase was subscribed on September 26, 2017, and on September 27, 2017 ColTel pre-paid all of its debt with the PARAPAT (see Note 22), acquiring the ownership of the assets related to PARAPAT.
As part of the early termination of the operating agreement with the PARAPAT, Coltel acquired control (see Note 5) of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”) and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), for a combined total of 509,975 million Colombian pesos (approximately 147 million euros at the date of the transaction).

•	a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (capital and premium), 470 million euros at the exchange rate of that date.
The proceeds from the Arbitration Award-Capital Increase were used to pay the entire amount set forth in the arbitration award issued in the arbitration proceedings initiated by the ITC in connection with its intention to revert certain assets earmarked for the provisions of mobile voice services under former concessions (see Note 6 and Appendix VI).
The Telefónica Group and the Colombian Government subscribed the Arbitration Award-Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group disbursed 1,114,433 million Colombian pesos, 317 million euros at the exchange rate of the relevant transaction date. The Colombian Government assumed, and consequently offset, a portion of ColTel's indebtedness.
b) Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement.
The expense relating to the present value of the payment flows to meet the commitments resulting from the extension of this program was recognized in 2016. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015). The provision was updated as of 31 December 2017

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according to the present degree of adhesion of the Plan, which, together with the updated termination plans, entailed an expense of 165 million euros in the 2017 consolidated income statement (see Note 15).
c) Sale of 24.8% and 15.2% of the total share capital of Telxius Telecom, S.A. (Telxius)
On October 24, 2017, Telefónica transferred 62 million shares of Telxius (representing 24.8% per cent of its share capital) to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) in exchange for 790.5 million euros.
On November 13, 2017 KKR exercised a call option over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (see Note 5).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with the 24.8% of the share capital acquired in October, the total stake of KKR is 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 20). These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact of these transactions in equity attributable to equity holders of the parent was an increase of 570 million euros in retained earnings and a decrease of 9 million euros in translation differences. In addition, there was an increase in equity attributable to non-controlling interests amounting to 690 million euros (see Note 12).
d) Translation of Telefónica Venezolana’s financial statements
Venezuela has been considered a hyperinflationary economy since 2009. The Bolivar (VEF) is the functional currency of the Venezuelan subsidiaries. We review on a regular basis the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.
Over the year 2017, the economic and political crisis in Venezuela deepened, bringing a substantial increase in inflation rates. However, the official exchange rate has not followed the change in inflation, and therefore is not representative of the value of the local currency as it does not reflect its real loss in purchasing power. On May 2017, the Government issued a new Exchange Agreement that established a foreign currency auctions system with monitored fluctuating bands, although no new currency auctions have been called since August 2017. In January 2018, the Government issued a new Exchange Agreement establishing a new auctions mechanism where the foreign currency offer will mainly come from the private sector and eliminating the currency protection system ("DIPRO"). The exchange rate resulting in the first currency auction was 30,988 VEF/EUR (equivalent to 25,000 VEF/USD). The structural weaknesses of this exchange mechanism (lack of depth and transparency) suggest there will remain a significant departure between official exchange rates and inflation.
In light of this economic reality and in the absence of official rates that are representative of the situation in Venezuela, in 2017 the Group considers the need to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way (hereinafter, synthetic exchange rate). For these purposes, the calculation method consists of using a representative exchange rate as a starting point, when official exchange rates, existing alternative exchange rates and those rates calculated by using macroeconomic methodologies were more aligned, and restating it for inflation, using the inflation rates applied by the Group to Venezuela (2,874.1% for year 2017, 511.1% for year 2016).
The exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2017 resulting from the described calculation methodology amounts to 36,115 VEF/USD. As of December 31, 2017, the SIMADI DICOM exchange rate, used by Telefónica in prior periods, amounted to 3,345 VEF/USD.
The financial result resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana amounted to 84 million euros in 2017 (299 million euros in 2016), see Note 16.

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The following table presents the contribution of Telefónica Venezolana to certain items of the consolidated income statement, statement of cash flows and statement of financial position of the Telefónica Group for 2017, applying the synthetic exchange rate:

Millions of euros
Contribution of Telefónica Venezolana to the consolidated financial statements of the Telefónica Group
Revenues	106
Operating income before depreciation and amortization (OIBDA)	34
Depreciation and amortization	(103)
Profit before tax	9
Net result	(129)
Other comprehensive income (movement of translation differences, see Note 12.f)	(328)
Net cash flow provided by operating activities	35
Capital expenditures (CapEx)	9
Non-current assets	295
Given that Venezuela is considered a hyperinflationary economy, the financial statements are adjusted for inflation (see Note 3.a), with the most significant impact being the adjustment of non-current assets by the inflation index. The difference between the profit before tax and the net result corresponds to the deferred tax recognized (see Note 17) for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
At December 31, 2017, the SIMADI/DICOM exchange rate is 10.8 times the synthetic exchange rate. As mentioned above, the official exchange rate resulting from the new Exchange Regime issued in January 2018 is closer to the synthetic exchange rate estimated by Telefónica. For illustrative purposes, if the Telefónica Group had used the SIMADI/DICOM exchange rate, the figures of the above table would have been impacted proportionally by this difference in the exchange rates, except for other comprehensive income, which would have increased the net equity due to the movement of translation differences.
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2017, 2016 and 2015:

Millions of euros	2017	2016	2015
OIBDA	16,187	15,118	13,229
Depreciation and amortization	(9,396)	(9,649)	(9,704)
Operating income	6,791	5,469	3,525

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The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2017, 2016 and 2015:

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and elimina- tions	Total Group
OIBDA	4,952	1,639	1,821	4,191	3,538	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(2,191)	(288)	(9,396)
Operating income	3,264	592	(133)	1,963	1,347	(242)	6,791

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and elimina- tions	Total Group
OIBDA	4,403	1,709	1,771	3,702	3,474	59	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(2,189)	(307)	(9,649)
Operating income	2,576	619	(429)	1,666	1,285	(248)	5,469

2015
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and elimina- tions	Total Group
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525

Debt indicators
As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in "Trade and other payables" or "Non-current financial assets" have a maturity beyond one year and a financial component. In "Trade and other receivables" we include the customer financing corresponding to the installments for the next 12 months in connection with terminal sales for a period of more than one year, and "Non-current financial assets" includes derivatives, installments for the long term sales of terminals to customers and other long term financial assets.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus

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commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of December 31, 2017 and 2016 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	12/31/2017	12/31/2016
Non-current financial liabilities	46,332	45,612
Current financial liabilities	9,414	14,749
Gross financial debt	55,746	60,361
Cash and cash equivalents	(5,192)	(3,736)
Current financial assets	(2,154)	(2,954)
Positive mark-to-market value of long-term derivative instruments (Note 13)	(2,812)	(5,048)
Other non-current liabilities included in "Trade and other payables"	708	749
Other current liabilities included in "Trade and other payables"	111	449
Other assets included in "Non-current financial assets"	(1516)	(524)
Other assets included in "Current trade and other receivables"	(661)	(702)
Net financial debt	44,230	48,595
Gross commitments related to employee benefits	6,578	6,839
Value of associated long-term assets	(749)	(749)
Tax benefits	(1,533)	(1,569)
Net commitments related to employee benefits	4,296	4,521
Net financial debt plus commitments	48,526	53,116

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Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
The definition of free cash flow has been revised so that the cash received from the sale of real estate (which in recent years amounted to 35 million euros in 2015, 8 million euros in 2016 and 8 million euros in 2017) is no longer excluded from the cash flow proceeding from the operations. Cash received from the sale of real estate is included in the "(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net" figure within the free cash flow.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the years ended December 31, 2017, 2016 and 2015:

Millions of euros	2017	2016	2015
Net cash flow provided by operating activities	13,796	13,338	13,615
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 20)	(8,992)	(9,187)	(10,256)
Government grants received	2	—	7
Dividends paid to minority shareholders (Note 20)	(555)	(511)	(538)
Payments related to cancellation of commitments (Note 20)	696	738	721
Free cash flow	4,947	4,378	3,549

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Note 3. Accounting policies
As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 2,874.1%, 511.1% and 190.8% for 2017, 2016 and 2015, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 36,115.28 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 673.762 bolivars per U.S. dollar (DICOM) and 198.699 bolivars per U.S. dollar (SIMADI) as of December 31, 2017, 2016 and 2015, respectively.
b) Translation methodology
The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.
d) Intangible assets
Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis according to the following:

•
Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•
The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 to 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

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e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.
The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
f) Impairment of non-current assets
Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
g) Lease agreements
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.
Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its

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participation in decision-making processes, interchange of managerial personnel and access to technical information.
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
i) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been designated as cash flows hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.
j) Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

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l) Revenue and expenses
The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.
Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the wireline, wireless, internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements.
Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.
All expenses related to bundled promotional packages are recognized in the income statement as incurred.
m) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see Notes 7 and 15).
Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

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2017 Consolidated Financial Statements

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
Deferred income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.
The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.
Provisions
Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.
Determining fair values for each identified element requires estimates that are complex due to the nature of the business.
A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

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2017 Consolidated Financial Statements

Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
As of December 31, 2017, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela in 2017 and in the absence of official rates that are representative of the situation in such country, at December 31, 2017 the Group considers the need to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of VEF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of VEF-denominated assets (liabilities).
In addition to this, Venezuela is considered as a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the “Indice Nacional de Precios al Consumidor de Venezuela” issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.
Significant management judgment is required to determine the appropriate inflation rate where the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are considered to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.
n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) are effective for annual periods beginning on or after January 1, 2017:

•	Improvements to IFRS 2014-2016
The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, are effective for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements are effective for annual periods beginning on or after January 1, 2018. The amendments related to IFRS 12 have not been endorsed by the EU for use in Europe, but they do not have an impact on the Group’s consolidated financial statements since, as of December 31, 2017, the Group does not have interests that are classified as held for sale, as held for distribution or as discontinued operations.

•	Amendments to IAS 7, Disclosure Initiative
The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from

Telefónica, S.A. 23

2017 Consolidated Financial Statements

cash flows, such as the issuance and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences. These amendments have been endorsed by the EU for use in Europe. The Group has considered these amendments in the preparation of these consolidated financial statements.

•	Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses
The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value. These amendments have been endorsed by the EU for use in Europe. These amendments do not have a significant impact on the results or financial position of the Group.

New standards and amendments to standards issued but not effected as of December 31, 2017 .
At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Clarifications to IFRS 15	Revenue from Contracts with Customers (issued on 12 April 2016)	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Improvements to IFRS Standards 2014-2016 Cycle		January 1, 2017/2018
Improvements to IFRS Standards 2015-2017 Cycle		January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely
Based on the analyses made to date, the Group estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of application. However, the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

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IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The new requirements are expected to affect the following aspects, among others:

•
Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognised when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements will result in an increase of revenues recognised from the sale of handsets and other equipment, generally recognised upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognised as a contract asset on the statement of financial position.

•
Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset.

•
The guidance in IFRS 15 for the distinction between agent and principal is based on the concept of “control” that may differ from the currently applied notion of transfer of “risks and rewards”. However, for the purposes of determining whether the Group acts as principal, selling for its own account (gross revenue), or as an agent in a particular transaction, selling on behalf of others (net revenue), the Group does not expect significant changes to its current accounting policy.

•
Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

•	In addition, the Group's financial statements will include more qualitative and quantitative disclosure of income-related accounts.
In addition to this, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognised as an adjustment to the opening balance of retained earnings at the date of initial application. The Group will adopt the latter and prior-year comparatives will not be restated; instead, the Group will disclose the nature and amount of the changes in items in the statement of financial position and the income statement for the current period as a result of applying IFRS 15 for the first time.
It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Group has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Group will adopt are:

•	Completed contracts: the Group will not apply the standard retrospectively to those contracts that are completed at January 1, 2018.

•
Portfolio approach: the Group will apply the requirements of the standard to groups of contracts with similar characteristics (residential customers and small and medium-sized entities, where standard offers are marketed), since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

Telefónica, S.A. 25

2017 Consolidated Financial Statements

•
Financial component: it will not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less. Based on the assessment undertaken to date, the vast majority of contracts issued does not include a significant financing component.

•	Costs to obtain a contract: these costs will be recognised as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognise is one year or less.
The process of implementing the new requirements involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Group companies. This process of implementation in the Group entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, diversity of business models in the different locations, as well as the need to make complex estimates.
From the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Group estimates that the adoption of the new revenue recognition requirements on the Group’s equity is expected to result in an increase in retained earnings ranging from 950 to 1,100 million euros before taxes, with the most significant impacts being the first-time recognition of contract assets that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the activation and deferral of the incremental costs of obtaining contracts that, under IFRS 15, result in the later recognition of customer acquisition costs.
As the accounting effects of the transition to the new standard will be recognized directly in equity, the effects on profit or loss in 2018 will be related to changes in the point in time at which revenue and expenses are recorded. On the assumption that there are no significant changes to business models or products offered, the Group expects that the application of IFRS 15 on an ongoing basis will entail two offsetting effects, considering a market that features a large number of customer contracts that are being executed at different points in time, as follows: (a) for existing contracts, lower service revenues and higher selling expenses from the amortization of capitalized customer acquisition costs should be expected; and (b) for new contracts, higher revenues from the sale of equipment and lower selling expenses from the capitalization of customer acquisition costs should be expected. Assuming there are no major changes in the business development, the Group expects that such effects may have an impact on net income that will be lower than 0.5% in terms of revenues, and lower than 1% in terms of OIBDA.
These impacts are based on the assessments undertaken to date. The actual impacts of adopting IFRS 15 at January 1, 2018 may change because the Group has not finalised the testing and assessment of controls over its new IT systems, and because the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.
IFRS 9 Financial Instruments
IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new requirements introduced by this standard certain expected impacts have been identified in relation with to the following aspects, among others:

•
IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortized cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities measured at fair value through profit or loss. Quoted equity shares currently held as available-for-sale with gains and losses recorded in OCI will be measured at fair value through OCI under IFRS 9 and hence there will be no change to the accounting for these assets. However, gains or losses arising from changes in fair value recognized in OCI will no longer be transferred to profit or loss on sale, but instead reclassified to retained earnings. Dividends from these investments are recognized in the income statement when the Group has the right to receive the dividend.

Telefónica, S.A. 26

2017 Consolidated Financial Statements

•
IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on its financial assets measured at amortized cost, mainly trade receivables.

•
Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•	In addition to this, the Group's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.
As a result of the analysis of the new standard, the Group expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Group has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.
Based on the analysis performed to date, the Group estimates that the initial adoption of the new impairment requirements is expected to result in an increase of around 200 million euro over the bad debt provision balance on customer receivables previously recognized under IAS 39. This impact is based on the assessments undertaken to date. The actual impacts of adopting IFRS 9 at 1 January 2018 may change because the Group has not finalized the testing of its new calculation procedures, and because the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.
IFRS 16 Leases
IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.
The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on a straight-line basis over the contract term.
The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Group is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.
In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Group has tentatively decided to adopt the latter transition method; therefore the Group would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Group is evaluating which of these practical expedients will be adopted. In this regard, the Group is considering opting for the practical expedient that allows not reassessing whether a contract is or

Telefónica, S.A. 27

2017 Consolidated Financial Statements

contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.
Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 18 herein, the Group expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Group's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

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2017 Consolidated Financial Statements

Note 4. Segment information
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).
These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”, which includes, in particular, Telxius (as further explained below), the companies belonging to the cross-sectional areas, other Group companies as well as eliminations in the consolidation process. Inter-segment transactions are carried out at market prices.
Telxius' results are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from the Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had already been previously reported under "Other companies and eliminations"). The 2016 comparative segment results have been revised, accordingly. Based on the different dates on which assets were contributed to Telxius by each operating segment, this has affected the results of Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius.
Revenues of Telxius in 2017 amounted to 730 million euros (645 million euros in 2016), of which 449 million euros correspond to inter-segment revenues (451 million euros in 2016). OIBDA of Telxius in 2017 amounted to 346 million euros (266 million euros in 2016). The capital expenditures of 2017 in Telxius amounted to 203 million euros (119 million euros in 2016).
In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the data center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised accordingly.
These changes in the segments have had no impact on the consolidated results of the Group.
The Telxius subsidiaries currently holding the telecommunications towers did not exist in 2015 as such towers were part of the operating companies of the relevant countries. Thus, segment information could not be retrospectively revised for 2015. The segment reporting for 2016 is being presented under two different bases: (i) for purposes of the comparison against 2017, 2016 segment information has been revised so that the telecommunications towers are part of Telxius (since the dates on which the relevant assets were transferred to Telxius); and (ii) for purposes of the comparison against 2015, the telecommunications towers are integrated in each relevant segment.
The Group manages borrowing activities centrally. Also, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 17). Therefore, a significant part of the related assets and liabilities is included under “Other companies and eliminations” and the results of the segments are disclosed up to operating income. Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.
Segment reporting takes into account the impact of the purchase price allocation to the assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

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2017 Consolidated Financial Statements

The following table presents income and CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) regarding the Group’s operating segments:

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,653	6,540	7,296	12,019	12,552	948	52,008
External revenues	12,364	6,505	7,252	11,994	12,394	1,499	52,008
Inter-segment revenues	289	35	44	25	158	(551)	—
Other operating income and expenses	(7,701)	(4,901)	(5,475)	(7,828)	(9,014)	(902)	(35,821)
OIBDA	4,952	1,639	1,821	4,191	3,538	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(2,191)	(288)	(9,396)
Operating income	3,264	592	(133)	1,963	1,347	(242)	6,791
Capital expenditures (CapEx)	1,683	827	951	2,225	2,678	333	8,697

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,815	6,861	7,503	11,090	12,579	1,188	52,036
External revenues	12,512	6,821	7,460	11,060	12,337	1,846	52,036
Inter-segment revenues	303	40	43	30	242	(658)	—
Other operating income and expenses	(8,412)	(5,152)	(5,732)	(7,388)	(9,105)	(1,129)	(36,918)
OIBDA	4,403	1,709	1,771	3,702	3,474	59	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(2,189)	(307)	(9,649)
Operating income	2,576	619	(429)	1,666	1,285	(248)	5,469
Capital expenditures (CapEx)	1,852	931	1,107	2,137	2,615	286	8,928

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2017 Consolidated Financial Statements

2016 (previous segmentation)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,713	6,861	7,503	11,097	12,579	1,283	52,036
External revenues	12,410	6,822	7,460	11,067	12,337	1,940	52,036
Inter-segment revenues	303	39	43	30	242	(657)	—
Other operating income and expenses	(8,246)	(5,152)	(5,709)	(7,383)	(9,102)	(1,326)	(36,918)
OIBDA	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469
Capital expenditures (CapEx)	1,847	931	1,108	2,138	2,613	291	8,928

2015
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,402	7,837	7,888	11,060	14,387	1,342	54,916
External revenues	12,194	7,787	7,874	11,027	14,147	1,887	54,916
Inter-segment revenues	208	50	14	33	240	(545)	—
Other operating income and expenses	(10,066)	(5,908)	(6,030)	(7,487)	(10,031)	(2,165)	(41,687)
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525
Capital expenditures (CapEx)	1,827	883	2,230	2,105	3,060	356	10,461

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The following table presents segment assets, liabilities and investments accounted for by the equity method:

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	7	—	2	1	65	77
Fixed assets	15,288	9,198	14,611	23,845	13,931	2,198	79,071
Total allocated assets	22,722	11,610	17,225	30,229	20,226	13,054	115,066
Total allocated liabilities	13,391	4,063	5,889	8,130	10,716	46,259	88,448

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,306	9,771	15,572	27,489	15,089	2,370	85,597
Total allocated assets	22,138	12,025	18,510	35,104	21,655	14,209	123,641
Total allocated liabilities	12,999	3,907	6,006	9,643	13,004	49,697	95,256

2016 (previous segmentation)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,559	9,771	15,825	27,522	15,126	1,794	85,597
Total allocated assets	22,353	12,025	18,835	35,192	21,694	13,542	123,641
Total allocated liabilities	13,009	3,907	6,078	9,636	13,002	49,624	95,256

Telefónica, S.A. 32

2017 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2017				2016 (revised)				2016 (previous segmentation)				2015
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain (*)				12,653				12,815	9,795	4,149	(1,231)	12,713	9,359	4,337	(1,294)	12,402
United Kingdom (**)	—	6,216	324	6,540	—	6,572	289	6,861	—	6,861	—	6,861	—	7,837	—	7,837
Germany	862	6,415	19	7,296	981	6,498	24	7,503	981	6,498	24	7,503	1,043	6,832	13	7,888
Brazil	4,659	7,360	—	12,019	4,427	6,663	—	11,090	4,428	6,669	—	11,097	4,154	6,906	—	11,060
Hispanoamérica	3,964	8,588	—	12,552	3,999	8,580	—	12,579	3,732	8,882	(35)	12,579	4,070	10,347	(30)	14,387
Argentina	1,216	2,279	—	3,495	1,133	1,867	—	3,000	1,133	1,867	—	3,000	1,376	2,539	—	3,915
Chile	926	1,259	—	2,185	926	1,237	—	2,163	925	1,238	—	2,163	928	1,292	—	2,220
Peru	1,092	1,226	—	2,318	1,126	1,373	—	2,499	1,126	1,373	—	2,499	1,200	1,566	—	2,766
Colombia	554	909	—	1,463	548	861	—	1,409	548	861	—	1,409	566	942	—	1,508
Mexico	—	1,336	—	1,336	—	1,410	—	1,410	—	1,410	—	1,410	—	1,783	—	1,783
Remaining operators and segment eliminations	176	1,579	—	1,755	266	1,832	—	2,098	—	2,133	(35)	2,098	—	2,225	(30)	2,195
Other and inter-segment eliminations	—	—	948	948	—	—	1,188	1,188	—	—	—	1,283	—	—	—	1,342
Total Group	—	—	—	52,008	—	—	—	52,036	—	—	—	52,036	—	—	—	54,916
Note: In the countries of the Telefónica Hispanoamérica segment with separate fixed and mobile operating companies, the intercompany revenues have not been considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.
(**) Telefónica United Kingdom mobile revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as "others". Comparative figures for 2016 have been revised accordingly.

Telefónica, S.A. 33

2017 Consolidated Financial Statements

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which management believes is more meaningful.

Millions of euros
Telefónica Spain	2017	2016 (revised)
Mobile handset sale	379	497
Ex-Mobile handset sale	12,274	12,318
Consumer	6,602	6,536
Corporate	3,401	3,445
Others	2,271	2,337
Total	12,653	12,815

Telefónica, S.A. 34

2017 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests
Business combinations
2017
Acquisition by Coltel of control over Telebucaramanga, Metrotel and Optecom
On 30 September 2017, as part of the early termination agreement regarding the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of the Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”); and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
As a result of assuming control over these companies, Coltel buttressed its position as the telecom leader in Colombia. The combination of infrastructures, product portfolio and commercial network will be useful for maximizing the penetration of products in mobile and fixed segments of both customer bases, and also increasing the volume of corporate and SME customers. Synergies can also be built to reduce operating expenses and lower investments in transmission networks, and the economy of scale can be harnessed regarding installation expenses and possibly duplicated infrastructure.
The following table summarizes the consideration, fair values of the assets and liabilities identified on acquisition and the generated goodwill:

Millions of euros
Consideration paid for the acquisition of control (1)	147
Fair value of the prior stake	41
Fair value of the minority stake	3
Consideration	191
Intangible assets	21
Customer relationships	20
Other intangible assets	1
Property, plant and equipment	113
Deferred tax assets	10
Other non-current assets	7
Cash and cash equivalents	13
Other current assets	22
Deferred tax liabilities	(10)
Other non-current liabilities	(99)
Current liabilities	(33)
Fair value of net assets	44
Goodwill (Note 7)	147
(1) Excluding the proportion assumed by the non-controlling shareholder and the cash and cash equivalents contributed by the companies at the moment of its inclusion in the consolidation scope, the impact in the consolidated cash flow amounted to 85 million euros (see Note 20).

Telefónica, S.A. 35

2017 Consolidated Financial Statements

As of the date when the present consolidated financial statements were drawn up, the process for allocating the purchase price is provisional. This analysis should conclude in the coming months, yet will not last longer than twelve months from the acquisition date stipulated in the standard.
2016
No significant business combinations were carried out in 2016.
2015
Acquisition of GVT
On September 19, 2014 Telefónica, S.A. signed an agreement with Vivendi, S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly "GVT") for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefónica Brasil, S.A. resulting from the integration with GVT.
Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held on 28 May, 2015, approved the acquisition.
The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

Millions of euros
Gross cash consideration (date of agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Other intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill	3,757

Telefónica, S.A. 36

2017 Consolidated Financial Statements

Acquisition of control of DTS
Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS). The total consideration amounted to 725 million euros.
The table below sets out the total consideration, the fair values of the assets and liabilities identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	725
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other intangible assets	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill	974

Transactions with non-controlling interests
2017
Share swap with KPN
In March 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 12). Thus, this transaction did not imply any cash movements.
The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. The impact in the consolidated statement of changes in equity was a decrease in net equity attributable to minority interests amounting to 671 million euros (Note 12.h), an increase in treasury shares amounting to 754 million euros and a decrease in retained earnings amounting to 83 million euros.
As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland.
Sale of 24.8% and 15.2% of the total share capital of Telxius Telecom, S.A.
On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A. to KKR, for a total amount of 1,275 million euros (12.75 euros per share).

Telefónica, S.A. 37

2017 Consolidated Financial Statements

The aforementioned agreement included a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.
These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.
On October 24, 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share).
On November 13, 2017 KKR exercised the call option foreseen in the Agreement over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with 24.8% of the share capital acquired on October 24, 2017, KKR had acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 20).
These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact in the consolidated statement of changes in equity was an increase in net equity attributable to minority interests amounting to 690 million euros (Note12.h), an increase in retained earnings amounting to 570 million euros, and a decrease in translation differences of 9 million euros.
2016
No significant transactions with non-controlling interests were carried out in 2016.
2015
Acquisition from Vivendi of 4.5% of Telefónica Brasil
On June 24, 2015 in accordance with the commitments undertaken in the acquisition agreement with GVT, Telefónica proceeded to deliver (through its fully-owned subsidiary Telco TE, S.p.A.) 1,110 million ordinary shares in Telecom Italia, S.p.A. representing 8.2% of the voting equity of Telecom Italia, S.p.A. (equivalent to 5.7% of its share capital) to Vivendi, S.A. and received from Vivendi, S.A. all of the ordinary shares and part of the preference shares of Telefônica Brasil, S.A. which Vivendi, S.A. had received from the sale of GVT, which jointly represent 4.5% of the share capital of Telefônica Brasil, S.A. The fair value of the Telecom Italia, S.p.A. shares delivered to Vivendi as part of the consideration has been calculated on the basis of their market price at the date of the approval of the operation, amounting to 1,264 million euros. The difference between the aforementioned value and the valuation of the minority interest in Telefônica Brasil had an adverse effect on “Equity attributable to the parent Company” in the amount of 277 million euros.
After the acquisition of the 4.5% stake of Telefônica Brasil, S.A. from Vivendi, S.A., the stake of the Telefónica Group increased to 70.13% (70.22% considering Telefônica Brasil, S.A. treasury shares).
Agreement with Vivendi for the exchange of shares of Telefônica Brasil for treasury shares of Telefónica, S.A.
In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95% of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefônica Brasil, S.A.
After the acquisition the stake of Telefónica Group increased to 73.6%.

Telefónica, S.A. 38

2017 Consolidated Financial Statements

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2017 and 2016 are as follows:

2017
Millions of euros	Balance at 12/31/2016	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2017
Service concession arrangements and licenses	11,594	493	(1,234)	—	852	(920)	—	10,785
Software	2,892	640	(1,441)	—	1,109	(216)	3	2,987
Customer base	3,435	—	(639)	—	1	(87)	21	2,731
Trademarks	912	—	(74)	—	—	(58)	—	780
Other intangible assets	127	18	(55)	2	(5)	(4)	3	86
Intangible assets in process	1,558	667	—	—	(1,559)	(30)	—	636
Total intangible assets	20,518	1,818	(3,443)	2	398	(1,315)	27	18,005

2016
Millions of euros	Balance at 12/31/15	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2016
Service concession arrangements and licenses	11,881	340	(1,230)	(15)	(2)	620	—	11,594
Software	2,722	836	(1,686)	(16)	866	170	—	2,892
Customer base	3,932	—	(632)	—	—	135	—	3,435
Trademarks	978	1	(87)	—	—	20	—	912
Other intangible assets	147	32	(63)	1	7	2	1	127
Intangible assets in process	1,489	471	—	2	(390)	(14)	—	1,558
Total intangible assets	21,149	1,680	(3,698)	(28)	481	933	1	20,518

Telefónica, S.A. 39

2017 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2017 and 2016 are as follows:

Balance at 12/31/2017
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,333	(10,548)	—	10,785
Software	16,407	(13,420)	—	2,987
Customer base	6,931	(4,200)	—	2,731
Trademarks	1,909	(1,129)	—	780
Other intangible assets	1,081	(993)	(2)	86
Intangible assets in process	636	—	—	636
Intangible assets	48,297	(30,290)	(2)	18,005

Balance at 12/31/2016
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,843	(10,249)	—	11,594
Software	16,361	(13,466)	(3)	2,892
Customer base	7,253	(3,818)	—	3,435
Trademarks	2,017	(1,105)	—	912
Other intangible assets	1,135	(1,003)	(5)	127
Intangible assets in process	1,558	—	—	1,558
Intangible assets	50,167	(29,641)	(8)	20,518

Colombia Telecomunicaciones (Coltel), 67.5% of which is owned by Telefónica and 32.5% of which is owned by the Goverment of the Colombian Nation, availed itself to the general authorization regime on November 28, 2013, applying for the renewal of the spectrum licenses. The Colombian Ministry of Information Technologies and Communication (MinTIC) issued a resolution in March 2014 to renew 850 MHz / 1,900 MHz licenses for 10 additional years. During the settlement of the concession contract, the reversion of certain assets involved in the provisions of mobile voice services (different from radio frequencies) and their scope were discussed. Discussions on the matter concluded in February 2016 without reaching an agreement and the MinTIC convened the Arbitral Tribunal, in accordance with the concession contract (see Appendix VI).
On July 25, 2017, Coltel and another telecom operator were notified of the arbitration award issued in the arbitration proceedings initiated by the MinTIC. The arbitration award was not favorable to the co-defendants and as a consequence the shareholders' meeting of Coltel approved a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (approximately 470 million euros) to pay the entire amount set forth in the arbitration award (see Note 2). Both ColTel and Telefónica have initiated legal actions (see Appendix VI). The payment of the sum awarded was recognized as an additional cost of the license since this cost was mandatory and unavoidable in order to continue using the license.
During 2017, the investment effort also reflects the renewal of spectrum of 25 MHz in 850 MHz band by Telefónica El Salvador for 15 million euros and the spectrum swap (AWS by 1,900 MHz) in the Region 8 by Telefónica México for 4 million euros.
“Additions” of intangible assets in progress in 2017 includes the acquisition of 2x5 MHz blocks in the 700 MHz band by Telefónica Uruguay for 23 million euros (added to 4 million euros included in additions of service

Telefónica, S.A. 40

2017 Consolidated Financial Statements

concession arrangements and licenses) and the acquisition of spectrum in the band of 1,800 MHz by Telefónica Costa Rica for 21 million euros.
Outstanding among “Additions” of service concession arrangements and licenses in 2016 was the acquisition of an LTE block of 2x15 MHz in the 700 MHz band by Telefónica Peru for 284 million euros. The acquired frequency was immediate availability and allowed enhancing LTE coverage and capacity across the country.
During 2016, the investment effort also reflected the acquisition of 7 LTE Regional blocks of 2x10 MHz in the 2.5 GHz band by Telefónica Brazil for 48 million euros.
“Inclusion of companies” in 2017 mainly corresponds to Coltel acquiring control over the companies Telebucaramanga, Metrotel and Optecom (see Note 5).
Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.
The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica, S.A. 41

2017 Consolidated Financial Statements

Note 7. Goodwill
The movement in this heading assigned to each Group segment was the following:

2017
Millions of euros	Balance at 12/31/2016	Acquisitions	Write-offs	Translation differences and other	Balance at 12/31/2017
Telefónica Spain	4,306	—	—	4	4,310
Telefónica Brazil	11,565	—	—	(1,508)	10,057
Telefónica Germany	4,787	28	—	—	4,815
Telefónica United Kingdom	4,824	—	—	(176)	4,648
Telefónica Hispanoamérica	3,040	147	—	(262)	2,925
Others	164	—	—	(78)	86
Total	28,686	175	—	(2,020)	26,841

2016
Millions of euros	Balance at 12/31/2015	Acquisitions	Write-offs	Translation differences and other	Balance at 12/31/2016
Telefónica Spain	4,306	—	—	—	4,306
Telefónica Brazil	9,345	—	—	2,220	11,565
Telefónica Germany	4,787	—	—	—	4,787
Telefónica United Kingdom	5,621	—	—	(797)	4,824
Telefónica Hispanoamérica	3,187	—	(215)	68	3,040
Others	149	26	(13)	2	164
Total	27,395	26	(228)	1,493	28,686

Additions of Telefónica Hispanoamérica in 2017 relate to the acquisition of control by Coltel of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP, Metropolitana de Telecomunicaciones S.A. ESP and Operaciones Tecnológicas y Comerciales S.A.S. (see Note 5). Additions of Telefónica Germany relate to Minodes GmbH and Co-Trade GmbH (see Appendix I).
Additions in 2016 related to the acquisitions of Nova Casiopea and Saluspot (see Appendix I).
In 2016, after analyzing the business plan approved in October 2016 by the Board of Directors of Telefónica, S.A., and as a result of applying the inflation index to its assets, an impairment loss of 124 million euros was recognized on the total goodwill assigned to Telefónica Venezuela, with a balancing entry in “Other expenses” (see Note 18). Likewise, an impairment loss of 91 million euros was also recognized in relation to the goodwill of Telefónica Móviles México, with a balancing entry in “Other expenses” (see Note 18).
A write-off of 13 million euros was recognized in 2016 in relation to the sale of Televisión Federal, S.A. (see Note 18).
In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Telefónica, S.A. 42

2017 Consolidated Financial Statements

	12/31/2017	12/31/2016
Telefónica Spain	4,310	4,306
Telefónica Brazil	10,057	11,565
Telefónica Germany	4,815	4,787
Telefónica United Kingdom	4,648	4,824
Telefónica Hispanoamérica	2,925	3,040
Chile	978	1,022
Peru	739	813
Mexico	339	368
Argentina	161	217
Others Telefónica Hispanoamérica	708	620
Others	86	164
TOTAL	26,841	28,686

Goodwill is tested for impairment at the end of the year using the strategic plans of the various cash-generating units to which the goodwill is assigned, approved by the Board of Directors. The strategic plans cover a period of four years, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, as a general rule an additional two-year normalization period is added to the strategic plan based on the operating variables until the terminal parameters are reached; the consensus of analysts' forecasts is used as a reference. For specific cases in which the normalization period does not properly reflect the expected behavior of the business, locally drawn up strategic plans will be used to cover the five-year period of cash flows.
The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s competitive positioning and growth opportunities given market projections, as well as the operators' ability to set them apart from the competition. A growth target is therefore defined for each CGU and the operating resources and fixed asset investments that need to be assigned in order to reach this growth target are estimated. In addition, premises are defined for boosting operating efficiency, in line with the strategic transformation initiatives defined, with a view to increasing operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.
Main assumptions used in calculating value in use
Value in use is calculated for the various CGUs based on the aforementioned approved business plans. Subsequently, certain variables are taken into account such as the OIBDA margin and the Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure the business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are taken into account.
In terms of revenue, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement. This trend is supported by service revenue which, leveraging the distinctiveness and quality of the Group's products and services thanks to the investments made, includes growth in the high-value customer base and monetization of the growing data consumption in rational markets, although it is highly competitive in certain segments.
Revenue therefore reflects, in the case of Spain, the growth in penetration and revenue of customers converging on a high quality network; in Germany, the strong growth of high-value mobile data customers; in Brazil, the strength of Telefónica's leadership driven by its leadership and quality and capturing integration synergies; and in the United Kingdom, the drive of mobile data.
Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany).

Telefónica, S.A. 43

2017 Consolidated Financial Statements

OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is 39% whilst in Germany (27%) and the United Kingdom (24%), it is below this figure. The long-term OIBDA margin is therefore in line with analysts' forecasts over a three year horizon, with Spain estimated at 41%, Germany at 28% and the United Kingdom at 25%.
Regarding the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom take into account the opinions of Telefónica Group’s analysts for Spain and United Kingdom, and Telefónica Deutschland’s analysts for Germany with regard to investment needs (around 13% for the three countries).
The OIBDA margin for Brazil is in line with the average of analysts' long-term forecasts for peers, at approximately 37%. Over the term of the strategic plan, the operator will invest a percentage in line with the investment needs identified by analysts (17%).
There were no significant changes in the operating indicators compared to the previous year.
Discount rate
The discount rate, applied to measure the cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.
The most significant components of WACC are summarized as follows:

•
Risk-Free Rate: understood as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and estimates of equilibrium levels (according to standard econometric models) between which the interest rates should fall, thus adjusting the return in low rates as a result of the high influence on term premiums of public debt purchased by central banks.

•
Political Risk Premium: incorporates the insolvency risk inherent to the country due to political and/or financial events, the calculation of which is based on the quoted prices of credit default swaps for each country or, failing this, the EMBI+ index, published by JP Morgan, based on the information available and the liquidity conditions of these swaps.

•
Equity Risk Premium (ERP), which measures the additional risk required for equity assets with a return greater than risk-free assets, is determined using a combination of historical approaches (ex post), backed by external publications and studies of various past returns, and prospective approaches (ex ante), based on market publications, taking into account the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•
Beta Coefficient: is a multiplier of the equity risk premium, considered to be systematic risk. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, thus determining the correlation between the return on the companies' shares and the return on the general index that is representative of the stock exchange of the country where said company is listed.

The main underlying data used in these calculations are obtained from independent and renowned public external information sources.

Telefónica, S.A. 44

2017 Consolidated Financial Statements

The after-tax discount rates applied to the cash flow projections in 2017 and 2016 for the main CGUs are as follows:

Discount rate in local currency	2017	2016
Spain	5.9%	6.2%
Brazil	10.9%	11.3%
United Kingdom	6.3%	7.1%
Germany	4.7%	5.7%

Perpetuity growth rate
Cash flow projections as from the sixth year are calculated using an expected constant growth rate (g), considering the consensus estimates among analysts for each business and country, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.
The perpetuity growth rates applied to the cash flow projections in 2017 and 2016 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2017	2016
Spain	0.8%	0.8%
Brazil	4.5%	5.0%
United Kingdom	0.8%	0.8%
Germany	1.0%	1.0%

There were no significant changes in the perpetuity growth rates for 2017 compared to those used in 2016, except for Brazil, which decreased 50 basic points. Europe remains around 1%.
In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 4.5%) and below the forecast nominal GDP growth rate (which oscillates around 7.5%). A conservative outlook has been maintained, in line with analysts’ expectations.
Sensitivity to changes in assumptions
The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For the main CGU the following maximum increases or decreases, expressed in percentage points (p.p.), were assumed:

Changes in key assumptions, In percentage points (p.p.)	Spain	United Kingdom Germany	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 1

Telefónica, S.A. 45

2017 Consolidated Financial Statements

The sensitivity analysis revealed that at December 31, 2017 there is a comfortable gap between the recoverable value and the carrying amount for the main CGU.
For Telefónica Móviles México, the local economy has shown strength in an externally complicated context primarily caused by the growing interest rates in the USA and the uncertainty surrounding NAFTA renegotiations. Reforms implemented in recent years have proven to be crucial for enabling different industries to compete by addressing some inefficiencies in the public sector, education system and labor market. The 2017 economic growth forecasts have been trending upward, particularly in light of private consumption, which, despite increased inflation, has been growing at an annual rate of approximately 3%, driven by the labor market with unemployment at its lowest since 2006. Moreover, this growth has enabled a reduction in the fiscal deficit with a primary surplus in pre-crisis conditions. This situation has been reflected in the financial markets and the ratings of the leading rating agencies. Starting with the financial markets, the country risk has fallen nearly 50 basis points on average versus the previous year and the Mexican peso has been less volatile throughout 2017. Regarding the rating agencies, both Fitch and S&P raised their outlook for Mexico to stable during the past year. In contrast to the improvements in the economic environment, the telecommunications market and, in particular, mobile telephony continue to display significant asymmetry between the dominant operator and all other competitors, which continues to enjoy a market share of above 65% in telephony and mobile broadband (measured in number of active lines), despite the reform in the sector initiated by the government, boosting increased competition and entry of new operators.
In this context, the impairment test conducted at year-end revealed no impairment losses of the goodwill assigned to Telefónica Móviles México. The sensitivity analysis revealed that a Weighted Average Cost of Capital (WACC) increase of 50 basis points (9.55% to 10.05%) and a smaller terminal growth rate that shrunk by the same amount, could generate a negative impact on goodwill by impairment of approximately 65 million euros. An independent deterioration of one of these two variables would have no impact on the goodwill's carrying value. In turn, a 1.5 percentage point (p.p.) drop in the OIBDA margin and a 0.75 p.p. increase in the investment/sales ratio would not have any impact on the goodwill's carrying value either.

Telefónica, S.A. 46

2017 Consolidated Financial Statements

Note 8. Property, plant and equipment
The composition of and movement in the items comprising net “Property, plant and equipment” in 2017 and 2016 were the following:

2017
Millions of euros	Balance at 12/31/16	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/17
Land and buildings	4,858	64	(391)	(14)	139	(293)	20	4,383
Plant and machinery	26,770	2,096	(5,062)	4	3,455	(2,039)	73	25,297
Furniture, tools and other items	1,426	223	(500)	(4)	230	(117)	9	1,267
PP&E in progress	3,339	4,496	—	(8)	(4,237)	(323)	11	3,278
Total PP&E	36,393	6,879	(5,953)	(22)	(413)	(2,772)	113	34,225

2016
Millions of euros	Balance at 12/31/15	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/16
Land and buildings	4,851	59	(386)	(36)	198	173	(1)	4,858
Plant and machinery	24,682	1,325	(5,034)	(22)	4,464	1,369	(14)	26,770
Furniture, tools and other items	1,412	190	(531)	(19)	344	30	—	1,426
PP&E in progress	2,965	5,674	—	(12)	(5,365)	89	(12)	3,339
Total PP&E	33,910	7,248	(5,951)	(89)	(359)	1,661	(27)	36,393

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2017 and 2016 are as follows:

Balance at December 31, 2017
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,344	(6,958)	(3)	4,383
Plant and machinery	96,335	(70,969)	(69)	25,297
Furniture, tools and other items	6,900	(5,624)	(9)	1,267
PP&E in progress	3,289	—	(11)	3,278
Total PP&E	117,868	(83,551)	(92)	34,225

Telefónica, S.A. 47

2017 Consolidated Financial Statements

Balance at December 31, 2016
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,930	(7,069)	(3)	4,858
Plant and machinery	99,945	(73,021)	(154)	26,770
Furniture, tools and other items	7,288	(5,852)	(10)	1,426
PP&E in progress	3,350	—	(11)	3,339
Total PP&E	122,513	(85,942)	(178)	36,393

Investment by Telefónica Spain in property plant and equipment in 2017 and 2016 amounted to 1,451 and 1,615 million euros, respectively. Rapid fiber optic roll out, exceeding 19 million premises passed by year-end 2017, together with investments in LTE network, with 97% population coverage, and transport network modernization.
Investment by Telefónica United Kingdom in property plant and equipment in 2017 and 2016 amounted to 727 and 775 million euros, respectively. The investment has been focused on increasing LTE coverage, achieving 99% population coverage by year-end 2017, and also pursuing the improvement of network capacity and quality of customer experience.
Investment by Telefónica Germany in property plant and equipment in 2017 and 2016 amounted to 675 and 742 million euros, respectively. The company is focused on network integration which are allowing to enhance customer experience and to capture integration synergies, further LTE network rollout achieving a coverage of 82% by year-end 2017.
Investment by Telefónica Brazil in property plant and equipment in 2017 and 2016 amounted to 1,842 and 1,782 million  euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G and 3G mobile networks, the deployment and connection of fiber network in the fixed business as well as network integration and simplification of processes and systems.
Investment by Telefónica Hispanoamérica in property plant and equipment in 2017 and 2016 amounted to 1,926 and 2,164 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G and 3G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the simplification and digitalization of processes and systems.
“Inclusion of companies” in 2017 mainly corresponds to Coltel acquiring control over the companies Telebucaramanga, Metrotel and Optecom (see Note 5).
The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.
Property, plant and equipment deriving from finance leases amounted to 254 million euros at December 31, 2017 (476 million euros at December 31, 2016). The most significant finance leases are disclosed in Note 22.

Telefónica, S.A. 48

2017 Consolidated Financial Statements

Note 9. Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	12/31/2017	12/31/2016
Investments accounted for by the equity method	77	76
Loans to associates and joint ventures	16	16
Receivables from associates and joint ventures for current operations (Note 11)	32	28
Financial debt, associates and joint ventures	10	9
Payables to associates and joint ventures (Note 14)	491	497

Millions of euros	2017	2016	2015
Share of income (loss) of investments accounted for by the equity method	5	(5)	(10)
Revenue from operations with associates and joint ventures	218	213	217
Expenses from operations with associates and joint ventures	20	32	85
Financial expenses with associates and joint ventures	—	2	17

The detail of the movement in investments in associates in 2017 and 2016 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/15	80
Additions	17
Translation differences and other comprehensive income	2
Income (loss)	(5)
Dividends	(13)
Transfers and other	(5)
Balance at 12/31/16	76
Additions	8
Translation differences and other comprehensive income	(1)
Income (loss)	5
Dividends	(11)
Balance at 12/31/17	77

Additions in 2016 included 7 million euros related to The Smart Steps Data Technology Company (see Note 10).

Telefónica, S.A. 49

2017 Consolidated Financial Statements

Note 10. Related parties
Significant shareholders
The significant shareholders of the Company are Blackrock, Inc., Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 6.63%, 5.17% and 5.01%, respectively.
During 2017 and 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2017	BBVA	La Caixa
Finance costs	35	5
Receipt of services	2	9
Purchase of goods	—	56
Other expenses	7	—
Total costs	44	70
Finance income	28	—
Contracts of management	1	—
Dividends received(1)	11	N/A
Services rendered	38	71
Sale of goods	4	43
Other income	—	—
Total revenue	82	114
Finance arrangements: loans and capital contributions (borrower)	1,038	292
Finance arrangements: loans and capital contributions (lender)	—	14
Guarantees	222	51
Commitments	—	85
Finance arrangements: loans and capital contributions (lessee)	1,209	414
Dividends paid	128	104
Factoring operations	—	250
(1) At December 31, 2017, Telefónica holds a 0.66% stake (0.67% at December 31, 2016) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.1).

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2017 amounted to 21,749 and 404 million euros, respectively (18,047 million euros held with BBVA and 392 million euros held with la Caixa in 2016). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 390 and -28 million euros, respectively, at December 31, 2017 (988 and -35 million euros, respectively, at December 31, 2016). Additionally, at December 31, 2017 there were collateral guarantees on derivatives with BBVA amounting to 286 million euros (240 million euros at December 31, 2016).

Telefónica, S.A. 50

2017 Consolidated Financial Statements

Millions of euros
2016	BBVA	La Caixa
Finance costs	36	2
Receipt of services	5	4
Purchase of goods	—	65
Other expenses	1	—
Total costs	42	71
Finance income	22	—
Contracts of management	1	—
Dividends received	15	N/A
Services rendered	40	66
Sale of goods	3	42
Other income	11	—
Total revenue	92	108
Finance arrangements: loans and capital contributions (borrower)	396	45
Finance arrangements: loans and capital contributions (lender)	—	10
Guarantees	314	50
Commitments	—	84
Finance arrangements: loans and capital contributions (lessee)	244	203
Dividends	243	185
Factoring operations	533	250

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 9.
During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2017 of 1,943,007 euros (2,088,500 euros in 2016). This scheme provides coverage for Telefónica, S.A. and its subsidiaries, in certain cases.
Certain Telefónica Group subsidiaries performed in 2017 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business (mainly in Telefónica de España amounting to 23 million euros). Furthermore, certain Telefónica Group subsidiaries performed in 2016 transactions with the Inditex Group, related to the Group's ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros. In 2017 the aforementioned company is not related parties anymore.
A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 13.1). In addition, Telefónica maintains an industrial alliance with this company. In 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. In 2016, Telefónica paid 7 million euros for its shareholding in the company (see Note 9). The company is commercially operational and obtained a turnover in 2017 equivalent to 8 million euros.

Telefónica, S.A. 51

2017 Consolidated Financial Statements

Note 11. Trade and other receivables
The breakdown of this consolidated statement of financial position heading at December 31, 2017 and 2016 is as follows:

Millions of euros	12/31/2017	12/31/2016
Trade receivables billed	7,876	8,620
Trade receivables unbilled	3,015	3,003
Impairment of trade receivables	(2,563)	(2,795)
Receivables from associates and joint ventures (Note 9)	32	28
Other receivables	367	418
Short-term prepayments	1,366	1,401
Total	10,093	10,675

Public-sector net trade receivables at December 31, 2017 and 2016 amounted to 346 million euros and 331 million euros, respectively.
The movement in impairment of trade receivables in 2017 and 2016 is as follows:

Millions of euros
Impairment provision at December 31, 2015	2,787
Allowances	915
Amounts applied	(1,044)
Translation differences and other	137
Impairment provision at December 31, 2016	2,795
Allowances	998
Inclusion of companies	14
Amounts applied	(1,019)
Translation differences and other	(225)
Impairment provision at December 31, 2017	2,563

The balance of trade receivables billed and receivables from associates and joint ventures net of impairment losses at December 31, 2017 amounted to 5,345 million euros (5,853 million euros at December 31, 2016), of which 3,312 million euros were not yet due (3,672 million euros at December 31, 2016).
Net balance of trade receivables billed of 197 million euros and 260 million euros are over 360 days due at December 31, 2017 and 2016, respectively.

Telefónica, S.A. 52

2017 Consolidated Financial Statements

Note 12. Equity
a) Share capital and share premium
2017
On September 20, 2017, the public deed evidencing the conversion of bonds, share capital increase and amortization of bonds was registered, on which were issued 154,326,696 new ordinary shares, of a nominal value of 1 euro each, within the framework of the conversion of the bonds mandatorily convertible into shares of Telefónica, S.A. that were issued by its wholly owned subsidiary, Telefónica Participaciones, S.A.U. on September 24, 2014, guaranteed by Telefónica, S.A. As a result of the aforementioned conversion and the referred capital increase, the share capital of Telefónica, S.A. was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro each of them.
At December 31, 2017, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
2016
On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.
On December 7, 2016, the deed of a share capital increase of 137,233,781 euros was executed, during which 137,233,781 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves; as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.
At December 31, 2016, Telefónica, S.A.´s share capital amounted to 5,037,804,990 euros and consisted of 5,037,804,990 fully paid ordinary shares of a single series, par value of 1 euro.
Authorizations by Shareholders’ Meeting
With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 2017, the Board of Directors is empowered to increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Telefónica, S.A. 53

2017 Consolidated Financial Statements

In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, exchangeable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be issued at one or several times, at any time, within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law (including, among others, preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.
b) Dividends
Dividends distribution in 2017
Approval was given at the General Shareholders Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.
Dividends distribution in 2016 and capital increase
Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.
On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approved to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. The payment was made on December 7, 2016, with and impact in equity amounting to 500 million euros.
Additionally, the shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.
Proposed distribution of profit attributable to equity holders of the parent
Telefónica, S.A. generated 554 million euros of profit in 2017.
The Company’s Board of Directors will submit the following proposed distribution of 2017 profit for approval at the Shareholders’ Meeting:

Telefónica, S.A. 54

2017 Consolidated Financial Statements

Millions of euros
Legal reserve	51
Other reserves	503
Total	554
Dividends distribution in 2015 and capital increase
Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.40 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.
At its meeting held on November 13, 2015, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting of Telefónica, S.A. held on June 12, 2015.
Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.
The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.
c) Other equity instruments
Undated deeply subordinated securities
The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.
The characteristic of the undated deeply subordinated securities are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	2017	2016	2015
12/07/17	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	-	-
09/15/16	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	1,000	-
03/30/15(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	452	452
12/04/14	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	850	850	850
03/25/14	5%	from 03/25/20 rate SWAP + spread incremental	2020	750	750	750
	5.875%	from 03/25/24 rate SWAP + spread incremental	2024	1,000	1,000	1,000
11/26/13	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	716	716	716
09/18/13	6.5%	from 09/18/18 rate SWAP + spread incremental	2018	1,125	1,125	1,125
	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	625	625	625
				7,518	6,518	5,518
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars)

In all issuances of undated deeply subordinated securities, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

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2017 Consolidated Financial Statements

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
On December 7, 2017, Telefónica Europe, B.V. issued undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., in an aggregate principal amount of 1,000 million euros and subject to a call option exercisable starting on the fifth anniversary and a half from the issuance date. The Securities will accrue interest at a rate of 2.625% annually as from (and including) the issue date up to June 7, 2023. From (and including) June 7, 2023, the Securities will accrue a fixed rate of interest equal to the applicable 5.5 Swap Rate plus a margin of: (i) 2.327% per year as from June 7, 2023 up to (but excluding) June 7, 2028; (ii) 2.577% per year as from June 7, 2028 up to (but excluding) June 7, 2043; and (iii) 3.327% per year as from (and including) June 7, 2043.
In 2017, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 263 million euros (255 million and 247 million euros in 2016 and 2015, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.
Notes mandatorily convertible into shares of Telefónica, S.A.
On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. At maturity of the notes Telefónica, S.A. on behalf of Telefónica Participaciones, S.A.U. delivered a total of 154,341,669 shares of Telefónica S.A. at a conversion price of 9.7174 euros per share (minimum conversion price after the standard adjustments included in the terms of the notes). In order to meet the conversion of the notes, Telefónica S.A. issued 154,326,696 new shares in execution of a capital increase and delivered 14,973 treasury shares.
These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The third coupon was paid in 2017 amounting to 74 million euros (74 million euros in 2016).
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2016, this reserve was amounting to 985 million euros. The Shareholders´ Meeting at June 9, 2017 approved an allocation of 2 million with a charge to the profit of exercise 2016. At December 31, 2017, after the capital increase carried forward in 2017, the Company needs to increase the legal reserve by 51 million euros additionally, until obtain the legal reserve will fully constituted. The proposed distribution of 2017 profit includes an allocation of 51 million euros regarding this concept.
e) Retained earnings
These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined-benefit plans and the payment of coupons related to subordinated securities, if applicable.
In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

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2017 Consolidated Financial Statements

Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 6 million euros was reclassified to “Retained earnings” in 2017 (8 million euros in 2016 and 8 million euros in 2015), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2017, this reserve amounts to 78 million euros (85 million euros at December 31, 2016).
Reserve for cancelled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2017, no amount was recorded in this account. In 2016, a reserve for cancelled share capital amounting to 75 million euros, the same amount as the capital reduction made in the year. The cumulative amount at December 31, 2017 and 2016 was 731 million euros, respectively.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2017	2016	2015
Brazilian real	(8,710)	(5,999)	(9,884)
Venezuelan bolivars (see Note 2.a)	(3,493)	(3,165)	(3,141)
Pound sterling	(3,223)	(2,918)	(1,395)
Other currencies	(3,921)	(2,658)	(2,369)
Total Group	(19,347)	(14,740)	(16,789)

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation in Venezuela is also included in the “Translation Differences” line item.
g) Treasury share instruments
At December 31, 2017, 2016 and 2015, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
(*) Millions of euros

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2017 Consolidated Financial Statements

In 2017, 2016 and 2015 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
There has not been treasury shares purchases in 2017 (668 million euros and 1,654 million euros in 2016 and 2015, respectively).
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).
On September 30, 2017, the first phase of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (“PIP 2014-2019”) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 19).
On July 31, 2017 the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 19).
On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.
On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered. Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros were cancelled.
On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered. Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros were cancelled.

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2017 Consolidated Financial Statements

The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2017 (same figure in 2016), recognized under “Current interest-bearing debt” in the consolidated financial statements for both fiscal years.
h) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2017, 2016 and 2015 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/16	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/17
Telefônica Brasil, S.A.	5,756	25	—	(320)	336	(772)	(7)	5,018
Telefónica Deutschland Holding, A.G.	4,150	—	(671)	(229)	(140)	—	4	3,114
Colombia Telecomunicaciones, S.A., ESP	(88)	605	—	—	26	(4)	(16)	523
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(22)	18	(43)	—	307
Telxius Telecom, S.A.	—	690	—	—	7	(3)	—	694
Other	56	—	—	(12)	(1)	(2)	1	42
Total	10,228	1,320	(671)	(583)	246	(824)	(18)	9,698

Millions of euros	Balance at 12/31/15	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/16
Telefônica Brasil, S.A.	4,644	—	—	(232)	257	1,099	(12)	5,756
Telefónica Deutschland Holding, A.G.	4,638	—	—	(263)	(217)	—	(8)	4,150
Colombia Telecomunicaciones, S.A., ESP	(30)	—	—	—	(32)	(7)	(19)	(88)
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(28)	19	8	1	354
Other	59	1	(8)	(1)	3	3	(1)	56
Total	9,665	1	(8)	(524)	30	1,103	(39)	10,228

Millions of euros	Balance at 12/31/14	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/15
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	—	(116)	(268)	(159)	—	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	—	—	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	—	—	(25)	18	34	1	354
Other	76	(8)	—	(2)	(4)	—	(3)	59
Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665

Telefónica, S.A. 59

2017 Consolidated Financial Statements

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, which are Telefônica Brasil and Telefónica Germany, are included in Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2017	2016	2015
Net cash flow provided by operating activities	3,710	3,123	2,893
Net cash flow used in investing activities	(2,285)	(2,039)	(4,111)
Net cash flow used in financing activities	(1,653)	(1,218)	1,530
	(228)	(134)	312

Millions of euros
Telefónica Germany	2017	2016	2015
Net cash flow provided by operating activities	1,942	2,154	2,081
Net cash flow used in investing activities	(1,223)	(1,252)	(2,180)
Net cash flow used in financing activities	(706)	(1,323)	(1,023)
	13	(421)	(1,122)
2017
In 2017 “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Colombia Telecom (see Note 2) and the sale of 40% of the total share capital of Telxius Telecom, S.A.U. to KKR amounting to 1,275 million euros (see Note 5). In addition, it is remarkable the impact of the swap agreement with KPN, by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 5).
2016
In 2016 it was remarkable the effect of dividends declared by Telefónica Brazil, S.A. and Telefónica Deutschland Holding, A.G., as well as the impact of translation differences, mainly by the evolution of the Brazilian real.
2015
In 2015, “Sales of non-controlling interests and inclusion of companies” reflected the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is worth highlighting the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.c).

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2017 Consolidated Financial Statements

Note 13. Financial assets and liabilities
1. Financial assets
a) Non-current financial assets
The movement in items composing “Non-current financial assets” in 2017 and 2016, is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Non-current prepayments	Non-current financial assets
Balance at 12/31/15	1,289	2,512	1,425	5,315	(507)	371	10,405
Acquisitions	73	952	169	73	(13)	43	1,297
Disposals	(446)	(955)	(102)	(270)	402	(20)	(1,391)
Translation differences	8	(37)	337	(15)	30	6	329
Fair value adjustments and financial updates	(103)	(21)	102	151	—	—	129
Transfers and other	4	(681)	7	(206)	(66)	(62)	(1,004)
Balance at 12/31/16	825	1,770	1,938	5,048	(154)	338	9,765
Acquisitions	16	960	955	—	(12)	170	2,089
Disposals	(155)	(232)	(156)	(120)	41	(24)	(646)
Translation differences	(7)	(81)	(258)	(57)	16	(19)	(406)
Fair value adjustments and financial updates	5	(1)	84	(1,251)	—	—	(1,163)
Transfers and other	(34)	(594)	62	(808)	(29)	(69)	(1,472)
Balance at 12/31/17	650	1,822	2,625	2,812	(138)	396	8,167

Investments
“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).
In June 2017, Telefonica sold its entire shareholding in Mediaset Premium representing 11.1%, which had a negative impact in Net financial expense amounting to 76 million euros.
In 2017 shares of China Unicom (Hong Kong) Limited were sold representing 0.24% of its share capital for 72 million euros, that had a negative impact in Net financial expense to 4 million euros. On July 10, 2016, Telefónica sold 1.51% of the share capital of China Unicom (Hong Kong) Limited for 322 million euros (see Note 20), that had a negative impact of 155 million euros on consolidated financial results.
At December 31, 2017, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 205 million euros (1% at December 31, 2016, valued at 263 million euros).
Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 314 million euros (283 million euros at December 31, 2016), representing 0.66% of its share capital at December 31, 2017 (0.67% at December 31, 2016).
"Transfer and other" in 2017 principally includes the prior stake of the Colombian companies Telebucaramanga, Metrotel y Optecom (see Note 5).

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2017 Consolidated Financial Statements

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.
Long-term credits and impairment losses
The composition of long-term credits is as follows:

Millions of euros	12/31/2017	12/31/2016
Long-term trade receivables	638	593
Long-term receivables for indirect taxes	189	144
Other long-term credits	995	1,033
Total	1,822	1,770

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 692 million euros and 749 million euros at December 31, 2017 and 2016, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15). Additionally, this line item includes long-term financial assets of Telefónica Germany amounting to 58 and 8 million euros at December 31, 2017 and 2016, respectively, that are mainly intended to cover the obligations from the defined benefit plan of Telefónica Germany, though they do not represent "plan assets" in accordance with IAS 19 (see Note 15).
The movement in impairment corrections in 2016 was mainly due to the write-off of long-term receivables after the agreement reached by Telefónica Móviles México with other operators on disputes over interconnection tariffs in prior years.
Deposits and guarantees
Telefónica Brasil has non-current judicial deposits constituted amounting to 1,598 million euros (see Note 15) at December 31, 2017 (1,761 million euros at December 31, 2016).
At December 31, 2017 there were deposits related to the collateral guarantees on derivatives signed by Telefonica, S.A. and its counterparties for the credit risk management of derivatives amounting to 902 million euros that includes 286 million euros with BBVA (240 million euros at December 31, 2016, see Note 10).
Derivative financial assets
In 2017 “Fair value adjustments and financial updates” mainly relates to the change of value of the long-term derivative financial assets (see section 2.a of this note).

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2017 Consolidated Financial Statements

b) Current financial assets
This heading of financial investments includes the following items:

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 845 million euros at December 31, 2017 (1,872 million euros at December 31, 2016, see section 2.a of this Note).

•
Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 130 million euros at December 31, 2017 (304 million euros at December 31, 2016), recorded at fair value.

•
Short-term deposits and guarantees amounting to 125 million euros at December 31, 2017 (450 million euros at December 31, 2016) which include current judicial deposits amounting 82 million euros (see Note 15) constituted by Telefónica Brasil (88 million euros at December 31, 2016).

•
Short-term credits, net of impairment provisions, amounting to 877 million euros at December 31, 2017 (205 million euros at December 31, 2016). At December 31, 2017 include bank deposits with a maturity beyond three and twelve months formalized by Telefónica, S.A. amounting to 700 million euros.

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2017 Consolidated Financial Statements

c) Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2017 and 2016, without considering non-current prepayments, is as follows:

December 31, 2017
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,074	250	1,117	1,738	822	3,339	18	—	3,592	7,771	7,771
Investments	—	—	650	—	567	83	—	—	—	650	650
Long-term credits	—	250	467	—	86	613	18	—	1,105	1,822	1,684
Deposits and guarantees	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	1,074	—	—	1,738	169	2,643	—	—	—	2,812	2,812
Impairment losses	—	—	—	—	—	—	—	—	(138)	(138)	—
Current financial assets	163	60	66	731	105	915	—	169	6,157	7,346	7,346
Financial investments	163	60	66	731	105	915	—	169	965	2,154	2,154
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total	1,237	310	1,183	2,469	927	4,254	18	169	9,749	15,117	15,117

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2017 Consolidated Financial Statements

December 31, 2016
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,716	270	1,333	3,332	864	5,766	21	—	2,776	9,427	9,427
Investments	—	—	825	—	620	205	—	—	—	825	825
Long-term credits	—	270	508	—	76	681	21	—	992	1,770	1,616
Deposits and guarantees	—	—	—	—	—	—	—	—	1,938	1,938	1,938
Derivative instruments	1,716	—	—	3,332	168	4,880	—	—	—	5,048	5,048
Impairment losses	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	883	118	115	1,173	483	1,806	—	39	4,362	6,690	6,690
Financial investments	883	118	115	1,173	483	1,806	—	39	626	2,954	2,954
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,736	3,736	3,736
Total	2,599	388	1,448	4,505	1,347	7,572	21	39	7,138	16,117	16,117

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.

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2017 Consolidated Financial Statements

2. Financial liabilities
The breakdown of financial liabilities at December 31, 2017 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2018	2019	2020	2021	2022	Subsequent years	Non-current total	Total
Debentures and bonds	5,313	3,599	5,108	4,760	4,903	17,605	35,975	41,288
Promissory notes & commercial paper	2,107	—	112	—	—	187	299	2,406
Total Issues	7,420	3,599	5,220	4,760	4,903	17,792	36,274	43,694
Loans and other payables	1,714	2,250	819	918	531	2,668	7,186	8,900
Derivative instruments (Note 16)	280	214	824	453	185	1,196	2,872	3,152
Total	9,414	6,063	6,863	6,131	5,619	21,656	46,332	55,746
The estimate of future payments for interest on these financial liabilities at December 31, 2017 is as follows: 1,715 million euros in 2018, 1,525 million euros in 2019, 1,323 million euros in 2020, 1,068 million euros in 2021, 914 million euros in 2022 and 7,037 million euros in years after 2022. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2017.
Derivative instruments take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (845 million euros), and those classified as non-current (2,812 million euros) (i.e., those with a positive mark-to-market).
In 2016 and 2017 the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flow used in financing activities (see Note 20). At December 31, 2017 the corresponding amount pending payment, recognized in “Loans and other payables”, was 153 million euros (210 million euros at December 31, 2016). The deferred payments made in relation to this item during the year amounted to 717 million euros (1,758 million euros in 2016).

Telefónica, S.A. 66

2017 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2017 and 2016 is as follows:

December 31, 2017
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,694	43,694	47,166
Loans and other payables	—	—	—	—	—	—	8,900	8,900	9,010
Derivative instruments	1,180	—	1,972	80	3,072	—	—	3,152	3,152
Total financial liabilities	1,180	—	1,972	80	3,072	—	52,594	55,746	59,328

December 31, 2016
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	45,444	45,444	48,686
Loans and other payables	—	—	—	—	—	—	11,398	11,398	11,398
Derivative instruments	2,299	—	1,220	64	3,455	—	—	3,519	3,519
Total financial liabilities	2,299	—	1,220	64	3,455	—	56,842	60,361	63,603

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.
At December 31, 2017, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Panama, Ecuador and Guatemala) which amount to approximately 3% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.
Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2017 and 2016 as a result of fair value interest rate and exchange rate hedges.

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2017 Consolidated Financial Statements

a) Financial liabilities associated to financing activities
The following movement presents the detail of changes in the financial liabilities in 2017 that arise from the financial activities:

		Cash used in financing activities
Millions of euros	Balance at 12/31/16	Acquisi- tions	Disposals	Translation differences	Fair value adjustment and financial updates	Others movements	Balance at 12/31/17
Issues	42,084	8,390	(6,687)	(2,178)	(296)	(25)	41,288
Promissory notes and commercial paper	3,360	60	(1,008)	(6)	—	—	2,406
Loans and other payables	11,397	4,209	(6,241)	(699)	(16)	250	8,900
Net derivative instruments	(3,401)	—	396	87	3,075	(662)	(505)
Total	53,440	12,659	(13,540)	(2,796)	2,763	(437)	52,089
The positive fair value of the Telefónica Group derivatives at December 31, 2017 amounted to 505 million euros (accounts receivable). The variation versus the previous year end represents a reduction of 2,896 million euros mainly due to the dollar devaluation against the euro. This variation is offset mainly by the variation of the different Telefónica Group issues and loans performed in dollars (see Note 16).
b) Issues
The movement in issues of debentures, bonds and other marketable debt securities in 2017 and 2016 is as follows:

Millions of euros	Debenture and bond issues	Promissory notes and commercial paper	Total
Balance at 12/31/2015	43,557	1,815	45,372
New issues	5,693	1,566	7,259
Redemptions, conversions and exchanges	(6,873)	(25)	(6,898)
Revaluation and other movements	(293)	4	(289)
Balance at 12/31/2016	42,084	3,360	45,444
New issues	8,390	60	8,450
Redemptions, conversions and exchanges	(6,687)	(1,008)	(7,695)
Revaluation and other movements	(2,499)	(6)	(2,505)
Balance at 12/31/2017	41,288	2,406	43,694
Debentures and bonds
At December 31, 2017, the nominal amount of outstanding debentures and bonds issues is 39,581 million euros (40,055 million euros at December, 31, 2016). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2017, as well as the significant issues made in the year.

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2017 Consolidated Financial Statements

On July, 24, 2017 there was the maturity date of the mandatory exchangeable bonds into ordinary shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. on July 24, 2014, for 750 million euros. At the maturity date, the Company fulfilled its commitments to deliver the shares with the vesting of the equity swap instrument arranged for that purpose.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. , Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, fully-owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2017, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2017 was 1,850 million euros, issued at an average interest rate of -0.17% for 2017 (2,630 million euros issued in 2016 at an average rate of -0.01%).

•
At December 31, 2017, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2017 amounting to 204 million euros (370 million euros in 2016).

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2017 Consolidated Financial Statements

c) Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2017 was 2.01% (3.84% in 2016). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2017 and 2016 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2017 mainly includes the following:

Description	Limit 12/31/2017 (million euros)	Currency	Outstanding balance 12/31/2017 (million euros)	Arrangement date	Maturity date	Drawndown 2017 (million euros)	Repayment 2017 (million euros)
Telefónica, S.A.
Syndicated facility	2,500	EUR	—	02/19/2015	02/19/2022	—	(550)
Syndicated facility (1)	—	EUR	—	11/17/2015	03/30/2017	—	—
Structured financing (*)	679	USD	566	12/11/2015	03/11/2026	329	(48)
Structured financing (*)	469	EUR	423	12/11/2015	03/11/2026	217	(34)
Structured financing (2)(*)	—	EUR	—	06/13/2014	12/15/2017		(185)
Bilateral loan (3)	—	EUR	—	02/23/2016	02/23/2017	—	(100)
Bilateral loan (4)	—	EUR	—	11/13/2015	05/16/2017	—	(100)
Bilateral loan (5)	1,500	EUR	1,500	06/26/2014	06/26/2019	—	—
Bilateral loan (6)	—	EUR		06/30/2015	12/29/2017	—	(200)
Bilateral loan (7)	150	EUR	150	10/24/2016	03/19/2019	—	(150)
Credit facility	380	EUR	292	12/27/2002	12/27/2020	292	—
Credit facility	200	EUR	167	03/27/2013	03/14/2020	167	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility (8)	750	EUR	—	03/22/2016	03/22/2022	650	(700)
EIB Financing	—	EUR	450	06/13/2016	06/13/2025	200	—
Telefónica Europe, B.V.
Structured financing (*)	750	EUR	750	11/28/2016	11/28/2024	750	—

(1)	On March 30, 2017 an early cancellation was made for the 1,500 million euros syndicated facility originally scheduled to mature in 2019.

(2)	On December 15, 2017 an early repayment was made for the long-term financing originally scheduled to mature in 2019.

(3)	On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2019.

(4)	On May 16, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2020.

(5)
On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.

(6)	On December 29, 2017 an early repayment was made for the 200 million euros bilateral loan originally scheduled to mature in 2020.

(7)	On December 19, 2017 an early repayment was made for 150 million euros of the 300 million euros bilateral loan originally scheduled to mature in 2019.

(8)	On February 17, 2017 a twelve-month extension was signed for the 750 million euros syndicated facility originally scheduled to mature in 2021.

(*)	Facility with amortization schedule, showing in the column "Limit 12/31/2017" the undrawn amount.

At December 31, 2017, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 13,531 million euros (14,627 million euros at December 31, 2016), of which 12,541 million euros maturing in more than twelve months.

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2017 Consolidated Financial Statements

Loans by currency
The breakdown of “Loans and other payables” by currency at December 31, 2017 and 2016, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/17	12/31/16	12/31/17	12/31/16
Euro	4,682	5,174	4,682	5,174
US dollar	2,936	2,812	2,448	2,668
Brazilian Real	3,939	4,744	993	1,381
Colombian Peso	1,398,550	5,473,409	391	1,731
Pounds Sterling	106	109	120	127
Peruvian nuevo sol	462	527	119	149
Other currencies			147	168
Total Group			8,900	11,398
The decrease in debt denominated in Colombian peso is mainly due to the pre-paid of all the debt with the PARAPAT (see Note 22).

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2017 Consolidated Financial Statements

Note 14. Trade and other payables
The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2017		12/31/2016
	Non-current	Current	Non-current	Current
Trade payables	86	7,943	80	8,043
Payables to suppliers of property, plant and equipment	5	3,580	9	3,816
Debt for spectrum acquisition	569	172	608	504
Other payables	253	1,522	325	1,721
Deferred revenue	774	1,387	903	1,569
Payable to associates and joint ventures (Note 9)	—	491	—	497
Total	1,687	15,095	1,925	16,150

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns. In addition, grants are included amounting to 87 million euros at December 31, 2017 (110 million euros at December 31, 2016).
At December 31, 2017, “Debt for spectrum acquisition” comprises the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 598 million euros (654 million euros at December 31, 2016), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 65 million euros (288 million euros at December 31, 2016, see Appendix VI). The short term payables in Mexico and Brazil for the concepts previously mentioned, at December 31, 2017, amounted to 72 and 36 million euros, respectively (73 and 261 million euros, respectively at December 31, 2016).
Payments for financed licenses for the years 2017 and 2016 amounted to 329 and 198 million euros, respectively (see Note 20).

The detail of current “Other payables” at December 31, 2017 and 2016 is as follows:

Millions of euros	12/31/2017	12/31/2016
Dividends pending payment to non-controlling interests	235	257
Accrued employee benefits	696	774
Advances received on orders	172	189
Other non-financial non-trade payables	419	501
Total	1,522	1,721

“Other non-financial non-trade payables” at December 31, 2017 included the pending payment of 145 million euros corresponding to Telefónica, S.A.’s irrevocable commitment acquired in 2015 to pay a 325 million euros donation to Fundación Telefónica (see Note 18) to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation.

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2017 Consolidated Financial Statements

Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2017	2016
Number of days
Weighted average maturity period	53	45
Ratio of payments	54	45
Ratio of outstanding invoices	41	42
Million of euros
Total payments	6,703	6,727
Outstanding invoices	847	651
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2017 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2017 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2017, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 53 days (45 days in 2016).

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2017 Consolidated Financial Statements

Note 15. Provisions
The amounts of provisions in 2017 and 2016 are as follows:

	12/31/2017			12/31/2016
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	912	5,666	6,578	1,002	6,147	7,149
Termination plans	515	1,282	1,797	709	1,685	2,394
Post-employment defined benefit plans	9	1,030	1,039	3	935	938
Other benefits	388	3,354	3,742	290	3,527	3,817
Other provisions	1,304	3,552	4,856	1,218	3,726	4,944
Total	2,216	9,218	11,434	2,220	9,873	12,093

a) Employee benefits
In 2017 the Group recorded a provision in the amount of 340 million euros (1,380 million euros in 2016) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 165 million euros correspond to Teléfonica España, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. Individual Suspension Plan described in “Other benefits” (837 million euros in 2016).
Termination plans
The movement in provisions for post-employment plans in 2017 and 2016 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/15	2,583
Additions	571
Retirements/amount applied	(822)
Transfers	35
Translation differences and accretion	27
Provisions for post-employment plans at 12/31/16	2,394
Additions	179
Retirements/amount applied	(759)
Transfers	(8)
Translation differences and accretion	(9)
Provisions for post-employment plans at 12/31/17	1,797

Telefónica Spain
Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2017 and 2016 amounted to 83 and 152 million euros, respectively. The amount for this provision classified as current totaled 37 million euros at December 31, 2017.
Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2017 and 2016 amounted to 1,061 and 1,353 million euros, respectively. The amount for this provision classified as current totaled 301 million euros at December 31, 2017.

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2017 Consolidated Financial Statements

The companies bound by these commitments calculated provisions required at 2017 and 2016 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.
The discount rate used for these provisions at December 31, 2017, was 0.53%, with an average length of the plans of 2.1 years.
Telefónica Germany
Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting to 321 million euros. In 2017 an additional provision was made amounting to 44 million euros (additional 46 million euros in 2016).
This provision amounted to 65 million euros at December 31, 2017 (100 million euros at December 31, 2016).
Telefónica, S.A.
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination until 2018 and on the other hand, set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. In 2017 a similar programme has been launched. The provision for this concept at December 31, 2017 totals 159 million euros (184 million euros in 2016).
Post-employment defined benefit plans
The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2017
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	490	1,828	235	734	80	16	3,383
Assets	—	(1,651)	(84)	(835)	—	(9)	(2,579)
Net provision before asset ceiling	490	177	151	(101)	80	7	804
Asset ceiling	—	—	—	232	—	—	232
Net provision	490	177	151	134	80	7	1,039
Net assets	—	—	—	3	—	—	3

12/31/2016
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	533	1,834	233	737	25	16	3,378
Assets	—	(1,662)	(128)	(982)	—	(8)	(2,780)
Net provision before asset ceiling	533	172	105	(245)	25	8	598
Asset ceiling	—	—	—	337	—	—	337
Net provision	533	172	105	95	25	8	938
Net assets	—	—	—	3	—	—	3

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2017 Consolidated Financial Statements

The movement in the present value of obligations in 2017 and 2016 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Other	Total
Present value of obligation at 12/31/2015	552	1,613	198	449	31	15	2,858
Translation differences	—	(251)	—	125	(9)	—	(135)
Current service cost	7	—	6	1	7	—	21
Interest cost	8	54	5	59	4	1	131
Actuarial losses and gains	17	444	31	149	2	—	643
Benefits paid	(51)	(26)	(3)	(46)	(3)	—	(129)
Other movements	—	—	(4)	—	(7)	—	(11)
Present value of obligation at 12/31/2016	533	1,834	233	737	25	16	3,378
Translation differences	—	(67)	—	(109)	(15)	(2)	(193)
Current service cost	6	—	9	3	2	1	21
Interest cost	6	46	4	73	6	1	136
Actuarial losses and gains	(9)	60	(8)	85	8	—	136
Benefits paid	(46)	(46)	(3)	(55)	(3)	(1)	(154)
Inclusion of companies	—	—	—	—	61	—	61
Other movements	—	1	—	—	(4)	1	(2)
Present value of obligation at 12/31/2017	490	1,828	235	734	80	16	3,383

Movements in the fair value of plan assets in 2017 and 2016 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2015	1,753	122	637	10	2,522
Translation differences	(256)	—	171	—	(85)
Interest income	59	3	86	1	149
Actuarial losses and gains	134	(2)	132	—	264
Company contributions	—	9	1	—	10
Benefits paid	(26)	(2)	(45)	—	(73)
Other movements	(2)	(2)	—	(3)	(7)
Fair value of plan assets at 12/31/2016	1,662	128	982	8	2,780
Translation differences	(61)	—	(130)	(1)	(192)
Interest income	42	2	99	1	144
Actuarial losses and gains	55	—	(64)	—	(9)
Company contributions	—	6	1	1	8
Benefits paid	(46)	(2)	(52)	(1)	(101)
Other movements	(1)	(50)	(1)	1	(51)
Fair value of plan assets at 12/31/2017	1,651	84	835	9	2,579

"Other movements" of Telefónica Germany in 2017 relate to the reclassification of long-term financial assets that do not qualify as plan assets under IAS 19 amounting to 50 million euros (see Note 13).

Telefónica, S.A. 76

2017 Consolidated Financial Statements

The Group’s principal defined-benefit plans are:

a)	ITP (Spain)
Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.
The amount for this provision totaled 233 million euros at December 31, 2017 (265 million euros at December 31, 2016).

b)	Survival (Spain)
Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 257 million euros at December 31, 2017 (268 million euros at December 31, 2016).
As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.
The average length of the plans is 8 years. The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Discount rate	1.45%	1.26%	1.37%	1.16%
Expected rate of salary increase	0%-0.5%	0% - 0.5%	−	−
Mortality tables	PERM/F 2000P OM77	PERM/F-2000P OM77	90%PERM 2000C/98% PERF 2000C	90% PERM 2000C/98% PERF 2000 C
The table below shows the sensitivity of the value of termination, post-employment and other obligations, among which is included the Individual Suspension Plan, of Telefónica Group companies in Spain to changes in the discount rate:

-100 pbs		+100 pbs
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(270)	(230)	248	213
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 248 million euros and have a positive impact on income statement of 213 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 270 million euros and have a negative impact on income statement of 230 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 16).

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2017 Consolidated Financial Statements

Telefónica United Kingdom Pension Plan
The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in United Kingdom coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.
The number of beneficiaries of these plans at December 31, 2017 and 2016 are 4,491 and 4,532 respectively. At December 31, 2017, the weighted average duration of the Plan was 23 years.
The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2017	12/31/2016
Nominal rate of pension payment increase	3.15%	3.15%
Discount rate	2.45%	2.60%
Expected inflation	3.30%	3.35%
Mortality tables	95% S2NA,	95% S2NA,
	CMI 2016 1% 7.5	CMI 2015 1%
The increase in the present value of the obligation in 2016 was mainly a result of the decrease of the rate used to discount it, decisively affected by the fall in interest rates. The methodology used to calculate the discount rate was the same as that of the prior year.
Fair value of Plan assets is as follows:

Millions of euros	12/31/2017	12/31/2016
Shares	—	357
Bonds	1,651	1,306
Cash equivalents	—	(1)
Total	1,651	1,662
At December 31, 2017, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	121
Expected inflation (0.25% increase)	104
Life expectancy (1 year longer)	54

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2017 Consolidated Financial Statements

Telefônica Brazil pension plans
Telefônica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, TData, Terra Networks and TGLog
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, TData, Terra Networks and TGLog
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2017	12/31/2016
Discount rate	9.46% - 9.88%	10.77% - 10.85%
Nominal rate of salary increase	5.93%	6.18%
Long term inflation rate	4.25%	4.50%
Growth rate for medical costs	7.38%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and the growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and that may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	469	450	490
Health plans	265	246	286
Total obligation	734	696	776

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2017 Consolidated Financial Statements

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	469	469	469
Health plans	265	308	230
Total obligation	734	777	699
Other benefits
Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement.
This plan is based on mutual agreement between the company and the employees, and implies the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. The employees who meet the age and seniority requirements may enter into the Individual Suspension Plan (PSI) in the periods opened for this purposes.
In 2017, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) was recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.
The corresponding provision is recognized under “Other provisions” in the above table. The provision at December 31, 2017 amounted to 3,580 million euros (3,666 million euros at December 31, 2016).
The discount rate used for these provisions at December 31, 2017, was 1.05%, with an average length of the Plan of 5.2 years.

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2017 Consolidated Financial Statements

b) Other provisions
The movement in “Other provisions” in 2017 and 2016 is as follows:

Millions of euros
Other provisions at December 31, 2015	4,098
Additions and accretion	1,403
Retirements/amount applied	(889)
Translation differences and other	332
Other provisions at December 31, 2016	4,944
Additions and accretion	1,497
Retirements/amount applied	(1,127)
Translation differences and other	(458)
Other provisions at December 31, 2017	4,856

The Group is exposed to risks of claims and litigation, mainly related to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.
Telefónica Brasil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of Telefónica Group, based in the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.
The balance of these provisions at December 31, 2017 and December, 31 2016 is shown in the following table:

Millions of euros	12/31/2017	12/31/2016
Provisions for tax proceedings	902	911
Provisions for regulatory proceedings	278	241
Provisions for labor claims	247	403
Provisions for civil proceedings	266	303
Total	1,693	1,858
Additionally, Telefónica Brasil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 213 million euros at December 31, 2017 (256 million euros at December 31, 2016).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2017	12/31/2016
Federal taxes	127	100
State taxes	58	66
Municipal taxes	8	9
FUST, FISTEL and EBC	709	736
Total	902	911

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2017 Consolidated Financial Statements

Breakdown of changes in provisions for tax proceedings in 2017 and 2016 is as follows:

Millions of euros
Balance at 12/31/2015	644
Additions (income)	33
Write-offs due to reversal (income)	(14)
Write-offs due to payment	(41)
Monetary updating	99
Translation differences	165
Other movements	25
Balance at 12/31/2016	911
Additions (income)	63
Write-offs due to reversal (income)	(20)
Write-offs due to payment	(47)
Monetary updating	97
Translation differences	(134)
Other movements	32
Balance at 12/31/2017	902
In addition, the management of the Group and its legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 8.919 million euros (8.748 million euros as of 31 December 2016). Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 17), while the federal taxes include the corporate income tax (see Note 17). Moreover, Telefónica Brasil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 21).
With regard to regulatory proceedings, Telefónica Brasil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2017, consolidated provisions totaled 278 million euros (241 million euros at Diciembre 31, 2016). In addition, the management of the Group and its legal counsel understand that losses are possible from regulatory contingencies amounting to 1,277 million euros at December 31, 2017 (1,461 million euros at December 31, 2016).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2017 and December 31, 2016 are as follows:

Millions of euros	12/31/17	12/31/16
Tax proceedings	1,066	1,094
Labor claims	223	306
Civil proceedings	304	323
Regulatory proceedings	51	81
Garnishments	36	45
Total	1,680	1,849
Current (see Note 13.b)	82	88
Non-current (see Note 13.a)	1,598	1,761

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2017 Consolidated Financial Statements

Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 17). At December 31, 2017 this provision amounted to 425 million euros (464 million euros at December 31, 2016).
Telefónica, S.A.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes (see Note 17), for a total of 215 million euros at December 31, 2017 (147 million euros at December 31, 2016).
Dismantling of assets
"Other provisions" include the provisions for dismantling of assets recognized by the Group companies in the amount of 973 million euros (1,001 million euros at December 31, 2016), of which 450 million euros correspond to Telefónica Germany (457 million euros at December 31, 2016) and 146 million euros correspond to Telefónica Brazil (159 million euros at December 31, 2016).

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Note 16. Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Group companies are as follows:

•
Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

•
Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•
Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

•
Liquidity risk: the Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

•
Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

•
Credit risk: appears when a counterpart fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2017 the net financial debt in Latin American currencies was equivalent to approximately 4,689 million euros (6,355 million euros in 2016). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2017, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 146 million euros (480 million euros in 2016).
At December 31, 2017, the net financial debt in pounds sterling was approximately 1.97 times the value of the business' operating income before depreciation and amortization (OIBDA) in 2017 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2017, the net financial debt denominated in pounds sterling was equivalent to 3,089 million euros, which is more than the 2,828 million euros at December 31, 2016.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the balance sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2017, net negative foreign exchange differences (excluding monetary correction) amounted to 419 million euros (694 million euros in 2016), mainly due to fluctuations in the exchange rate of the Venezuelan bolivar from 673.76 to 36,115.28 Venezuelan bolívar per US dollar, that resulted in exchange losses of 426 million euros.
The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2017 was considered constant during 2018; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net

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investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2018 and identical to that existing at the end of 2017. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	17	(352)
USD vs EUR	10%	(2)	(66)
European currencies vs EUR	10%	(1)	(303)
Latin American currencies vs USD	10%	20	17
All currencies vs EUR	(10)%	(17)	352
USD	(10)%	2	66
European currencies vs EUR	(10)%	1	303
Latin American currencies vs USD	(10)%	(20)	(17)
The Group’s monetary position in Venezuela at December 31, 2017 is a net debt position of 7,358,790 million Venezuelan bolivars (equivalent to approximately -170 million euros). The average exposure in 2017 has been a debtor position, which led to a higher financial income in the amount of 510 million euros due to the effect of the monetary correction for inflation during the year.
Interest rate risk
The main objective of the interest rate risk management policy is to bring the Company's financing costs into line with the budget for financial expenses for the current year, as well as that indicated in the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.
In order to meet this target, Telefónica mainly carry out the following:

a)	The interest rate of borrowings tied to a variable interest rate was set.

b)	Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c)	Fixed rate debt instruments were converted into variable market rate debt instruments.
These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2017 the Euribor, the dollar Libor,the Brazilian SELIC, the pound sterling Libor, the Mexican UDI and the Colombian UVR were the short term rates that accounted for most of the exposure. In nominal terms, at December 31, 2017, 71.0% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 50.8% of net financial debt plus commitments in 2016. Of the remaining 29.0% (net debt at floating rates or at fixed rates maturing within one year), 0.8 percentage points had interest rates bounded in a period over one year, versus 0.5 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31 2016.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 15) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has leaded to a decrease the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.

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Net financial results amounted to 2,199 million euros in 2017, 0.9% lower than the previous year, on one hand thanks a lower cost of debt in European and Latin American currencies and on the other hand, partially offsetting this effect lower impact associated to Venezuela and not repeating savings from the FX hedge linked to United Kingdom in 2016.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2017, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2017, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100pb	(91)	335
-100pb	74	(331)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.
According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2015, a new cycle of the long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group denominated Performance Share Plan (PIP). The third and last cycle of this Plan, initially scheduled for 2016, was cancelled (see Note 19).
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2017 to cover shares deliverable under the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2017, the average maturity of net financial debt (44,230 million euros) was 8.08 years (liquidity included).
At December 31, 2017, gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2018, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 12,541 million euros at December 31, 2017), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2017, see Note 13.2 "Financial Liabilities" and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2017, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 3,079 million euros, which represents 7% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 344 million euros from Latin America companies have been received in 2017, of which 1,134 million euros was from dividends and on the other hand cash outflows of 790 million euros, mainly, due to capital increases of Group companies.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum

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allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefonica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefonica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefonica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2017, these guarantees amounted to approximately 5,144 million euros (5,134 million euros at December 31, 2016).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating

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agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives policy
At December 31, 2017, the nominal value of outstanding derivatives with external counterparties amounted to 145,166 million equivalent, a 4.6% decrease from December 31, 2016 (152,096 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is cancelled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed as follow:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:
Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.
Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements and pass the effectiveness tests established by accounting standards to be treated as hedges for accounting purposes. The decision to arrange these hedges even if they fail the effectiveness test or if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.
2) Matching of the hedged item to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3) Matching the company contracting the derivative and the company that owns the hedged item.

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Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, for extended use among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRAs, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and FX rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
5) Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

•	Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

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•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are cancelled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was cancelled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.
Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt in the currency concerned is not enough to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.
The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

Telefónica, S.A. 91

2017 Consolidated Financial Statements

7) Cancellation of derivatives.
When a derivative transaction is cancelled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.
The breakdown of the financial results recognized in 2017, 2016 and 2015 is as follows:

Millions of euros	2017	2016	2015
Interest income	638	723	1,068
Dividends received	16	19	30
Other financial income	17	38	250
Subtotal	671	780	1,348
Changes in fair value of financial assets at fair value through profit or loss	35	438	(317)
Changes in fair value of financial liabilities at fair value through profit or loss	(97)	(463)	189
Transfer from equity to profit and loss from cash flow hedges (*)	(162)	(238)	(207)
Transfer from equity to profit and loss from available-for-sale assets and others	(33)	(136)	539
Gain/(loss) on fair value hedges	(150)	(26)	62
(Loss)/gain on adjustment to items hedged by fair value hedges	194	(6)	24
Subtotal	(213)	(431)	290
Interest expenses	(1,975)	(2,225)	(3,146)
Ineffective portion of cash flow hedges	(10)	1	—
Accretion of provisions and other liabilities	(453)	(466)	(313)
Other financial expenses	(310)	(365)	(520)
Subtotal	(2,748)	(3,055)	(3,979)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,290)	(2,706)	(2,341)
(*)The difference in 2016 between this amount and the impact in the consolidated statement of comprehensive income (184 million euros) is because of recycling the hedges related to the operation of Telefónica United Kingdom, recorded in the exchange differences account in the consolidated income statement.

Telefónica, S.A. 92

2017 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2017, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2017
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2018	2019	2020	Subsequent years	Total
Interest rate hedges	(285)	(1,596)	(901)	1,563	1,701	767
Cash flow hedges	140	(1,015)	(658)	1,399	3,778	3,504
Fair value hedges	(425)	(581)	(243)	164	(2,077)	(2,737)
Exchange rate hedges	339	(220)	547	2,219	4,720	7,266
Cash flow hedges	344	1,700	621	2,219	4,720	9,260
Fair value hedges	(5)	(1,920)	(74)	—	—	(1,994)
Interest and exchange rate hedges	(546)	344	963	952	4,419	6,678
Cash flow hedges	(422)	344	963	800	3,744	5,851
Fair value hedges	(124)	—	—	152	675	827
Net investment Hedges	—	(140)	—	—	—	(140)
Other Derivatives	(13)	(2,431)	1,840	(495)	(2,451)	(3,537)
Interest rate	(109)	(3,035)	1,840	(495)	(3,051)	(4,741)
Exchange rate	26	(209)	—	—	—	(209)
Others	70	813	—	—	600	1,413
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The positive fair value of the Telefónica Group derivatives at December 31, 2017 amounted to 505 million euros (accounts receivable). The variation versus the previous year end represents a reduction of 2,896 million euros mainly due to the dollar devaluation against the euro. This variation is offset mainly by the variation of the different Telefónica Group issues and loans performed in dollars.

Net financial debt as of December 31, 2017 includes a positive value of the derivatives portfolio for a net amount of 505 million euros. This amount includes a negative value of 104 million euros due to hedges (cross currency swaps) to tranfer financial debt issued in foreign currency to local currency.
Derivatives arranged by the Group at December 31, 2017 are detailed in Appendix IV.

Telefónica, S.A. 93

2017 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2016, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2016
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(407)	(535)	(481)	(653)	667	(1,002)
Cash flow hedges	172	(505)	150	(417)	3,597	2,825
Fair value hedges	(579)	(30)	(631)	(236)	(2,930)	(3,827)
Exchange rate hedges	(1,038)	823	1,170	359	2,760	5,112
Cash flow hedges	(1,062)	1,028	1,170	359	2,760	5,317
Fair value hedges	24	(205)	—	—	—	(205)
Interest and exchange rate hedges	(1,842)	(260)	24	1,149	4,273	5,186
Cash flow hedges	(1,707)	(277)	309	1,160	4,215	5,407
Fair value hedges	(135)	17	(285)	(11)	58	(221)
Net investment Hedges	(7)	(2,309)	(33)	(36)	—	(2,378)
Other Derivatives	(107)	1,256	(332)	(437)	(2,702)	(2,215)
Interest rate	9	1,232	(471)	(456)	(2,818)	(2,514)
Exchange rate	(101)	(574)	139	19	116	(299)
Others	(15)	598	—	—	—	598
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2016 amounted to a positive MTM (accounts receivable) of 3,401 million euros.

Telefónica, S.A. 94

2017 Consolidated Financial Statements

Note 17. Income tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2017 (58 companies at December, 31 2016).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies resident in Spain that are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2017 and 2016 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2016	8,229	2,395
Additions	1,702	579
Disposals	(1,711)	(413)
Transfers	(196)	(391)
Translation differences and hyperinflation adjustments	(211)	(70)
Company movements and others	7	45
Balance at December 31, 2017	7,820	2,145

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2015	8,675	2,550
Additions	2,141	327
Disposals	(2,325)	(519)
Transfers	(194)	(12)
Translation differences and hyperinflation adjustments	(28)	14
Company movements and others	(40)	35
Balance at December 31, 2016	8,229	2,395

Main changes registered in 2017
After the early termination of the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP derecognized tax credits due to temporary differences associated with the debt with PARAPAT amounting to 324 million euros, and recognized tax credits for negative tax bases and temporary differences of 233 million euros and 63 million euros, respectively. Besides, after the completion of a deferred tax asset recoverability analysis, based in the Company financial projections, tax losses carryforwards amounting to 163 million euros have also been capitalized.
Telefónica Brasil recognized tax credits for loss carryforwards amounting to 198 million euros, mainly generated in the year. On the other hand, the evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 258 million euros and 281 million euros, respectively. In addition, Telefónica Brasil recognized deferred tax liabilities amounting to 317 million euros, mainly related to the tax amortization of goodwill.

Telefónica, S.A. 95

2017 Consolidated Financial Statements

After the merger through absorption of its subsidiary Telefónica Móviles Chile, S.A., Inversiones Telefónica Móviles Holding, S.A. recognized deferred tax assets totaling 193 million euros.
The deferred tax assets of Telefónica Germany decreased from 427 million euros at December 31, 2016 to 162 million euros at December 31, 2017, mainly due to the evolution of temporary differences for the tax amortization of intangible assets.
Given that Venezuela is considered a hyperinflationary economy, the financial statements of Telefónica Venezolana are adjusted for inflation (see Note 3.a). The hyperinflation adjustment is not deductible according to the present tax regime in Venezuela, thus it generates deferred taxes for the differences between the accounting value and the tax value of the net assets. These deferred taxes do not represent a cash outflow and the net impact in equity will be neutral when the assets are totally amortized. The movement of these deferred taxes in 2017 generated a tax expense of 138 million euros (see Note 2).
The additions of deferred tax assets included tax credits recognized in the amount of 82 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2017 amounting to 78 million euros.
In 2017 the additions of deferred tax assets recognized in the amount of 84 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).
The disposals of deferred tax assets in 2017 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 192 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 229 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The companies in the Spanish tax group recognized on disposals deferred tax assets totaling 134 million euros in 2017, as a result of the limit placed on deductible financial expenses.
The movements relating deferred tax recognized directly in equity in 2017 amounted to 24 million euros of additions and 96 million euros of disposals.
Main changes registered in 2016
Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law (RDL) 3/2016, of 2 December, limited the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 237 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
Likewise, as a result of the testing on the recoverability mentioned before, the Group capitalized tax deductions in the companies of the tax group in Spain amounting to 755 million euros, which had yet to be recognized at December 31, 2015.
In 2016 the additions of deferred tax assets recognized in the amount of 334 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).

Telefónica, S.A. 96

2017 Consolidated Financial Statements

The companies in the Spanish tax group recognized on disposals deferred tax assets totaling 134 million euros in 2016, as a result of the limit placed on deductible financial expenses.
The disposals of deferred tax assets in 2016 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 224 million euros.
The additions of deferred tax assets included tax credits recognized in the amount of 115 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2016 amounting to 89 million euros.
As a result of the testing on the recoverability of deferred tax assets in Telefónica Germany GmbH & Co OHG at year-end, this company capitalized tax losses in the amount of 112 million euros, and derecognized temporary differences in deferred tax assets amounting to 201 million euros.
The disposals of deferred tax liabilities in 2016 included 112 million euros corresponding to the tax on dividends to foreign beneficiaries in Argentina, repealed during the year.
The movements relating deferred tax recognized directly in equity in 2016 amounted to 69 million euros of additions and 64 million euros of disposals.
Expected realization of deferred tax assets and liabilities
In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2017 is as follows:

Millions of euros	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,820	922	6,898
Deferred tax liabilities	2,145	(86)	2,231
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2017	12/31/2016
Tax credits for loss carryforwards	2,776	2,513
Unused tax deductions	1,858	1,727
Deferred tax assets for temporary differences	3,186	3,989
Total deferred tax assets	7,820	8,229

Telefónica, S.A. 97

2017 Consolidated Financial Statements

Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2017 and 2016 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2016	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2017
Spain	1,617	—	(114)	(1)	(2)	1,500
Germany	550	82	(160)	—	—	472
Hispanoamérica	321	675	(53)	—	(144)	799
Other countries	25	—	(20)	—	—	5
Total tax credits for loss carryforwards	2,513	757	(347)	(1)	(146)	2,776

Location of the company (Millions of euros)	Balance at 12/31/2015	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2016
Spain	2,520	2	(866)	—	(39)	1,617
Germany	413	226	(89)	—	—	550
Hispanoamérica	192	157	—	—	(28)	321
Other countries	24	6	(2)	—	(3)	25
Total tax credits for loss carryforwards	3,149	391	(957)	—	(70)	2,513
The Spanish tax group had unused tax loss carryforwards at December 31, 2017 amounting to 11,132 million euros:

Million of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	8,077	237	7,840
Tax loss carryforwards generated before consolidation in the tax group	3,055	—	3,055
In 2016, after the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law 3/2016, of December 2, that limits the use of tax loss carryforwards to 25% and as a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, deferred tax assets relating to tax loss carryforwards were derecognized, amounting to 866 million euros.
In 2017, as a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 98 million euros. Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2017 amounted to 1,500 million euros (1,617 million euros at December 31, 2016). Total unrecognized tax credits of the Spanish tax group amounted to 1,283 million euros at December 31, 2017. These tax credits do not expire.
The Group companies in Germany have recognized 472 million euros of tax credits for loss carryforwards at December 31, 2017. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,500 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2017 amounted to 799 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 165 million euros.

Telefónica, S.A. 98

2017 Consolidated Financial Statements

Deductions
The Group has recognized 1,858 million euros corresponding to the total amount of unused tax deductions at December 31, 2017, of the tax group in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2017 and 2016, tax credits from deductions were recognized, in the amount of 71 and 755 million euros, respectively.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2017 and 2016 are as follows:

Millions of euros	12/31/2017	12/31/2016
Goodwill and intangible assets	1,044	1,347
Property, plant and equipment	1,139	1,243
Personnel commitments	1,562	1,665
Provisions	1,079	1,134
Investments in subsidiaries, associates and other shareholdings	4	—
Inventories and receivables	301	356
Other	746	1,154
Total deferred tax assets for temporary differences	5,875	6,899
Deferred tax assets and liabilities offset	(2,689)	(2,910)
Total deferred tax assets for temporary differences registered in the statement of financial position	3,186	3,989

Millions of euros	12/31/2017	12/31/2016
Goodwill and intangible assets	2,192	2,308
Property, plant and equipment	1,168	1,190
Personnel commitments	35	34
Provisions	42	31
Investments in subsidiaries, associates and other shareholdings	1,015	1,299
Inventories and receivables	53	85
Other	329	358
Total deferred tax liabilities for temporary differences	4,834	5,305
Deferred tax assets and liabilities offset	(2,689)	(2,910)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,145	2,395

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Telefónica, S.A. 99

2017 Consolidated Financial Statements

Tax payables and receivables
Current tax payables and receivables at December 31, 2017 and 2016 are as follows:

Millions of euros	Balance at 12/31/2017	Balance at 12/31/2016
Taxes payable
Tax withholdings	154	81
Indirect taxes	1,030	1,086
Social security	151	157
Current income taxes payable	580	486
Other	426	522
Total	2,341	2,332

Millions of euros	Balance at 12/31/2017	Balance at 12/31/2016
Tax receivables
Indirect tax	618	790
Current income taxes receivable	618	601
Other	139	142
Total	1,375	1,533

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2017, 2016 and 2015 is as follows:

Millions of euros	2017	2016	2015
Accounting profit before tax	4,597	3,245	906
Tax expense at prevailing statutory rate	1,310	897	209
Permanent differences	(186)	(42)	177
Changes in deferred tax charge due to changes in tax rates	19	1	(8)
(Capitalization)/reversal of tax deduction and tax relief	(79)	(762)	453
(Capitalization)/reversal of loss carryforwards	(123)	714	(1,200)
(Increase)/decrease in tax expense arising from temporary differences	157	(8)	72
Other	121	46	452
Income tax expense	1,219	846	155
Breakdown of current/deferred tax expense
Current tax expense	968	1,012	1,753
Deferred tax expense/(benefit)	251	(166)	(1,598)
Total income tax expense	1,219	846	155

“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú.

Telefónica, S.A. 100

2017 Consolidated Financial Statements

Tax deductibility of financial goodwill in Spain
The tax regulations added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2017, was 1,226 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
As of the date of these consolidated financial statements, the three decisions continue subject to a final ruling. The first two were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The third decision is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 215 million euros at December 31, 2017 (147 million euros at December 31, 2016).
Inspections of the tax group in Spain
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.
In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in 2015 in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.
Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.
In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica, in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional has voided the corporate income tax assesment for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.

Telefónica, S.A. 101

2017 Consolidated Financial Statements

With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities.
At 2017 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), there is a pending case before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 18,968 million Brazilian reais (approximately 4,781 million euros, see Note 15). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
Regading the income tax (federal tax) the tax authorities proposed adjustments in relation to the tax amortization in 2011 and 2012 of the goodwill generated by Telefónica Brasil's acquisition and merger with Vivo. The tax inspections were conducted in 2016 and 2017 and the accumulated amount at December 31, 2017 is 4,744 million Brazilian reais (approximately 1,196 million euros). This proceedings are at the administrative stage and no provisions have been made since the potential risk associated to them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.
The settlements carried out by SUNAT for 2000 and 2001 are in the final stage of the legal process (under review by the Supreme Court) and a ruling has not yet been released in 2017.
In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position continues to be based on robust legal arguments.
In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica

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2017 Consolidated Financial Statements

del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.
In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2017, whilst in January 2018 the Tax Court suspended payment until the final ruling of the Supreme Court.
Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements, that at December 31, 2017 amounted to 1,653 million Peruvian soles (approximately 425 million euros, see Note 15).

Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last thirteen years in Germany.

•	The last nine years in United Kingdom.

•	The last seven years in Argentina.

•	The last six years in Ecuador.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, El Salvador, the United States and Panama.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Telefónica, S.A. 103

2017 Consolidated Financial Statements

Note 18. Revenue and expenses
Revenues
The breakdown of “Revenues” is as follows:

Millions of euros	2017	2016	2015
Rendering of services	47,175	47,321	49,681
Net sales	4,833	4,715	5,235
Total	52,008	52,036	54,916

Other income
The breakdown of “Other income” is as follows:

Millions of euros	2017	2016	2015
Own work capitalized	863	867	946
Gain on disposal of companies	3	228	18
Gain on disposal of other assets	176	130	298
Government grants	23	28	33
Other operating income	424	510	716
Total	1,489	1,763	2,011

“Gain on disposal of companies” in 2016 includes the gain on disposal of Telefónica Media Argentina, S.A. and Atlántida Comunicaciones, S.A., holding companies of the Group’s stake in Televisión Federal, S.A. (Telefé), amounting to 199 million euros.
“Gain on disposal of other assets” includes gains from the sale of telephone towers of 7 million euros, 1 million euros and 65 million euros in 2017, 2016 and 2015, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.
“Other operating income” in 2015 included the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounted to 104 million euros. In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.

Telefónica, S.A. 104

2017 Consolidated Financial Statements

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2017	2016	2015
Leases	1,069	1,076	1,163
Advertising	1,211	1,256	1,367
Other external services	10,445	10,436	11,586
Taxes other than income tax	1,285	1,136	1,232
Change in trade provisions	863	799	831
Losses on disposal of fixed assets and changes in provisions for fixed assets	44	71	39
Goodwill impairment (Note 7)	—	215	104
Other operating expenses	509	352	480
Total	15,426	15,341	16,802

“Other external services” in 2015 included a 325 million euros expense in relation with the Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and medium term to fulfill its purpose as a foundation.
Estimated payment schedule
The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2017	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,451	514	1,001	718	1,218
Telefónica Germany	2,340	520	660	453	707
Telefónica Hispanoamérica	1,793	376	582	409	426
Telefónica Spain	621	104	201	164	152
Telefónica United Kingdom	464	139	135	79	111
Others	430	86	144	89	111
Operating lease obligations(1)	9,099	1,739	2,723	1,912	2,725
Purchase and other contractual obligations(2)	11,373	5,326	2,957	1,421	1,669
(1) This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.
(2) This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

At December 31, 2017, the present value of future payments for Telefónica Group operating leases was 7,344 million euros (2,239 million euros in Telefónica Brazil, 2,258 million euros in Telefónica Germany, 1,408 million euros in Telefónica Hispanoamérica, 604 million euros in Telefónica Spain, 432 million euros in Telefónica United Kingdom and 403 million euros in other companies classified as “Others” on the table above).
The main finance lease transactions are described in Note 22.

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2017 Consolidated Financial Statements

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2017, 2016 and 2015, together with total headcount at December 31 each year. Comparative figures have been amended to include the employees in Telefónica Studios and Telefónica Servicios Audiovisuales both in the Spain segment.

	2017		2016		2015
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	28,084	27,291	30,214	28,772	31,959	32,839
Telefónica United Kingdom	6,776	6,687	7,454	7,075	7,677	7,616
Telefónica Germany	8,653	8,535	8,341	8,517	9,941	8,557
Telefónica Brazil	33,991	34,125	34,247	33,782	28,488	33,847
Telefónica Hispanoamérica	38,043	37,539	38,889	38,901	38,232	37,951
Other companies	9,824	8,541	12,975	10,276	17,272	16,696
Total	125,371	122,718	132,120	127,323	133,569	137,506
The Group consolidates GVT and DTS from May 2015 (see Note 5). The number of employees of GVT and DTS at that date was 18,179 and 1,818, respectively.
Of the final headcount at December 31, 2017, approximately 37.7% are women (37.6% at December 31, 2016).
At December 31, 2017, the number of employees with disabilities is 842 (239 in Spain).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2017	2016	2015
Depreciation of property, plant and equipment (Note 8)	5,953	5,951	6,071
Amortization of intangible assets (Note 6)	3,443	3,698	3,633
Total	9,396	9,649	9,704

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (which matured on September 25, 2017, see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.
Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Telefónica, S.A. 106

2017 Consolidated Financial Statements

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2017	2016	2015
Profit attributable to ordinary equity holders of the parent from continuing operations	3,132	2,369	616
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(277)	(257)	(250)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	1	1	2
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	2,856	2,113	368

Thousands
Number of shares	2017	2016	2015
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,110,188	4,909,254	4,931,472
Adjustment for mandatorily convertible notes	—	151,265	139,116
Adjusted number of shares for basic earnings per share (excluding treasury shares)	5,110,188	5,060,519	5,070,588
Telefónica, S.A. share option plans	—	2,716	5,093
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,110,188	5,063,235	5,075,681

For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividends paid in 2015 and 2016 (see Note 12).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2017	2016	2015
Basic earnings per share	0.56	0.42	0.07
Diluted earnings per share	0.56	0.42	0.07

Telefónica, S.A. 107

2017 Consolidated Financial Statements

Note 19. Share-based payment plans
The main share-based payment plans in place in the 2015-2017 period are as follows:
a) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”
At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.
Under this plan, a certain number of shares of Telefónica, S.A. were delivered to plan participants selected by the Company who decided to participate on compliance with stated requirements and conditions.
The plan lasted five years and was divided into three independent phases.
The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.
The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282, assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end date of this phase, it was determined that 77% of “Total Shareholder Return” (TSR) had been achieved, under the terms and conditions of the plan. Therefore, the eligible Telefónica Group executives received a total of 2,724,699 shares (corresponding to a total of 3,691,582 gross shares, of which 966,883 shares were withheld at the option of the employee prior to distribution).
The third and final phase expired on June 30, 2016. The maximum number of shares assigned to this phase of the plan was 7,020,473 shares assigned on July 1, 2013, with a fair value of 6.40 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.
b) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.
Like its predecessor, the term of the new plan is a total of five years divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore managers did not receive any shares.
With regard to the second phase of this plan, the maximum number of shares allocated (including the amount of co-investment) and the number of shares outstanding at December 31, 2017 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/17	Unit fair value	End date
2nd phase / October 1, 2015	6,775,445	5,021,426	6.46	September 30, 2018

Telefónica, S.A. 108

2017 Consolidated Financial Statements

c) Telefónica, S.A. global share plan: “Global Employee Share Plan III” (2015-2017)
The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. The employees that remained part of the Telefónica Group and held on to the shares for one year following the acquisition period (the shareholding period), were entitled to receive one free share for each share they acquired and retained throughout the shareholding period.
The acquisition period commenced in July 2015 and ended in June 2016. The share holding period ended in August 2017. 27,018 employees on the scheme were rewarded with a total of 3,187,055 Telefónica shares, valued at approximately 33 million euros at the time they were delivered.
d) Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.
Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end.
The term of the plan is five years and it is divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan.
The maximum number of shares assigned and the number of shares outstanding at December 31, 2017 is as follows:

Phase /assignment date	No. of shares assigned	No. of shares assigned at 12/31/17	Unit fair value	End date
2nd phase October 1, 2015	618,000	553,500	6.46	September 30, 2018

Telefónica, S.A. 109

2017 Consolidated Financial Statements

Note 20. Cash flow analysis
Net cash flow provided by operating activities
Net cash flow provided by operating activities amounted to 13,796 million euros in 2017, an increase of 3.4% on the 13,338 million of 2016, which itself was a decrease on the figure of 2.0% recognized in 2015.
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2017	2016	2015	Var 17 vs 16	Var 16 vs 15
Cash received from operations	63,456	63,514	67,582	(0.1%)	(6.0%)
Cash paid from operations	(46,929)	(47,384)	(50,833)	(1.0%)	(6.8%)
Cash paid to suppliers	(40,508)	(40,831)	(43,650)	(0.8%)	(6.5%)
Cash paid to employees	(5,725)	(5,815)	(6,462)	(1.5%)	(10.0%)
Payments related to cancellation of commitments	(696)	(738)	(721)	(5.7%)	2.4%
Net payments of interest and other financial expenses net of dividends received	(1,726)	(2,143)	(2,445)	(19.5%)	(12.4%)
Net interest and other financial expenses paid	(1,755)	(2,187)	(2,490)	(19.8%)	(12.2%)
Dividends received	29	44	45	(34.1%)	(2.2%)
Taxes paid	(1,005)	(649)	(689)	54.9%	(5.8%)
Net cash flow provided by operating activities	13,796	13,338	13,615	3.4%	(2.0%)

The changes in the main items included in the net cash flow from operating activities are as follows:

•
Cash received from operations in 2017 is in line with respect to the amount recognized in 2016 (-0.1% year on year). It is worth highlighting the continuation of the management of current assets through the factoring of collections and the monetization of income from sales financed.

Cash received from operations fell 6% in 2016 with respect to the amount recognized in 2015, mainly due to exchange rate changes. In addition, the Company continued its active working capital management policy, focused on factoring and the advance monetization of revenues from financed sales.

•
Cash paid from operations in 2017, was down 1.0% with respect to 2016. reflecting the continuity of the active management of current liabilities through payment terms agreements with the factoring company where these were discounted.

Cash paid from operations in 2016, was down 6.8% on 2015, principally as a result of changes in the exchange rate and due to the active management of current liabilities through improvements in the processes and agreements to extend payment terms with suppliers, or factoring companies when payments are discounted (Note 13).

•
Net payments of interest and other financial expenses net of dividends received in 2017 amounts to 1,726 million euros, decreasing 19.5% with respect to 2016 mainly due to the lower cost of debt in European and Latin America currencies

Net payments of interest and other financial expenses net of dividends received in 2016, fell by 12.4% compared with 2015, largely due to the lower cost of debt in European currencies.

•	Taxes paid increase 356 million euros in 2017 with respect to 2016 mainly due to the absence of tax refunds in Spain and higher payment in Argentina in 2017.
Taxes paid fell 5.8% in 2016 compared to the payments made in 2015, mainly due to the lower payments in advance in Argentina and Brazil, and the exchange rate effect, offset by lower tax refunds and higher payments in advance in Spain.

Telefónica, S.A. 110

2017 Consolidated Financial Statements

Net cash flow used in investing activities
Net cash flow used in investing activities amounted to 10,245 million euros in 2017, an increase of 24.8% with respect to 2016 (8,208 million euros), a figure which represented a decrease of 36.5% on that of 2015 (12,917 million euros).
In respect of the main items included in the net cash flow used in investing activities, the detail is the following:

•	(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net in 2017, decreased by 2.1% compared to 2016. The detail is the following:

Millions of euros	2017	2016	2015	Var 17 vs 16	Var 16 vs 15
Proceeds from the sale in property, plant and equipment and intangible assets	148	134	254	10.4%	(47.2%)
Payments on investments in property, plant and equipment and intangible assets	(9,140)	(9,321)	(10,510)	(2.0%)	(11.3%)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(8,992)	(9,187)	(10,256)	(2.1%)	(10.4%)

Payments on investments in property, plant and equipment and intangible assets fell by 2.0% in 2017 compared to a year earlier. Spectrum license payments totaled 352 million euros in 2017, notably in Group companies in Colombia, related to the arbitration award amounting to 317 million euros (see Note 2).
Payments on investments in property, plant and equipment and intangible assets fell by 11.3% in 2016 compared to a year earlier, mainly due to lower payments in Telefónica Germany, which itself was due to the significant impact of spectrum licenses in 2015. Spectrum license payments totaled 349 million euros in 2016, notably in Group companies in Peru and Brazil.

•	The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2017	2016	2015
Sale of Televisión Federal, S.A. (Telefé) (see Note 18)	—	306	—
Proceeds arising from hedges associated with Telefónica United Kingdom	—	399	—
Sale of Yourfone GmbH	—	—	57
Sale of Telefónica Czech Republic	—	—	313
Sale of Telefónica Telecomunicaciones Públicas, S.A.U.	28	2	—
Others	12	60	(16)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	40	767	354
Acquisition of DTS (see Note 5)	—	(36)	(697)
Acquisition of GVT (see Note 5)	—	—	(2,450)
Acquisition of Coltel affiliates (Note 5)	(85)	—	—
Acquisition of Minodes GmbH	(9)	—	—
Acquisition of Co-trade GmbH	(20)	—	—
Others	(14)	(18)	(34)
Payments on investments in companies, net of cash and cash equivalents acquired	(128)	(54)	(3,181)

Telefónica, S.A. 111

2017 Consolidated Financial Statements

•	The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2017	2016	2015
Sale of stake in Indra	—	85	—
Sale of stake in China Unicom (Hong Kong) Limited (see Note 13)	72	322	—
Sale of stake in Telecom Italia, S.p.A.	—	—	1,025
Investments of Seguros de Vida y Pensiones Antares, S.A.	49	—	—
Others	175	82	117
Proceeds on financial investments not included under cash equivalents	296	489	1,142
Legal deposits	(75)	(104)	(86)
Investment in Mediaset Premium	—	(20)	(100)
Payment to shareholders of Telco, S.p.A.	—	—	(60)
Long term deposits	(150)	—	—
Collateral guarantees on derivatives	(709)	—	—
Others	(172)	(141)	(180)
Payments on financial investments not included under cash equivalents	(1,106)	(265)	(426)

•	Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2017 and 2016 largely relate to placements made by Telefónica, S.A.
Net cash flow used in financing activities
Net cash flow used in financing activities amounted as net payment to 1,752 million euros, a decrease of 58.5% with respect to 2016.
In 2016, the negative cash flow used in financing activities amounted to 4,220 million increasing by 16.8% year-on-year, mainly due to the increase of financed operating payments in property, plant and equipment and intangible assets payments and the proceeds from the share capital increase of Telefónica S.A. and Telefônica Brasil, S.A.

Telefónica, S.A. 112

2017 Consolidated Financial Statements

•
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and minority interest, and operations with other equity holders is the following:

Millions of euros	2017	2016	2015
Dividends paid byTelefónica, S.A. (*)	(1,904)	(2,395)	(2,237)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(290)	(216)	(239)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(229)	(263)	(267)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones	(23)	(27)	(28)
Others	(13)	(5)	(4)
Dividends paid (see Note 12)	(2,459)	(2,906)	(2,775)
Share capital increase of Telefónica, S.A.	—	—	3,048
Share capital increase of Telefônica Brasil, S.A.	—	—	1,258
Others	2	—	(51)
Proceeds from share capital increase	2	—	4,255
Transactions with Telefónica, S.A. treasury shares (see Note 12 g)	—	(645)	(1,615)
Transactions with Telefónica Deutschland Holding, A.G. treasury shares	—	—	(133)
Transactions with Telefônica Brasil, S.A. treasury shares	—	—	(24)
Sale of 40% of Telxius Telecom, S.A. to Taurus Bidco S.à.r.l. (Note 2)	1,275	—	—
Others	(6)	(15)	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	1,269	(660)	(1,772)
Issuance of undated deeply subordinated securities (Note 12)	1,000	1,000	419
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 12)	(354)	(344)	(336)
Operations with other equity holders	646	656	83
(*) This amount differs from that indicated in Note 12 because of withholding taxes deducted in the payment to certain major shareholders.

Telefónica, S.A. 113

2017 Consolidated Financial Statements

•
The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2017	2016	2015
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,517	4,900	1,467
Issued of non-dilutive convertible debentures in Telefónica Participaciones, S.A.U. (Appendix III)	—	600	—
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,335	—	—
Issuance of Telefônica Brazil, S.A.	756	—	—
Others	782	193	135
Proceeds on issue of debentures and bonds, and other debts	8,390	5,693	1,602
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	3,070	—
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	—	2,060
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	1,280	1,890
Issuance of debt instruments in the local market by Telefónica Germany GmbH&Co OHG	—	—	300
Structured financing (see Note 13)	750	—	—
Syndicated loan of 750 million euros by Telefónica Germany (see Note 13)	650	—	—
Others	3,444	5,982	4,534
Proceeds on loans, borrowings and promissory notes (see Appendix V)	4,844	10,332	8,784
Repayments of debentures and bonds, and other debts	(6,687)	(6,873)	(3,805)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	(3,070)	—
Syndicated loan of 2,500 million euros by Telefónica, S.A.	(550)	—	(1,560)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	(1,980)	(1,190)
Loans paid by GVT	—	(93)	(1,766)
Syndicated loan of 750 million euros by Telefónica Germany GmbH (see Note 13)	(700)	—	—
Others	(5,461)	(3,363)	(5,342)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(6,711)	(8,506)	(9,858)
Financed spectrum licences payments (Note 14)	(329)	(198)	(121)
Payments to suppliers with extended payment terms (Note 13)	(717)	(1,758)	(5)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (see Note 13.2)	(1,046)	(1,956)	(126)
(*) Data converted at the exchange rate at the end of December 2017. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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Note 21. Other information
a) Litigation and arbitration
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2017 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2017 are highlighted (see Note 17 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided
This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A

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general claim was filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.
In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.
On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in the first instance.
The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which, on March 15, 2017, refused to consider the petition due to the lack of legal requirements.
Given that the Public Prosecutor did not appeal that refusal, the proceeding concluded in favour of Telefônica Brasil.
Appeal against the Decision of the EC dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the EC filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. In the coming months the European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.

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Claim of consumers association "FACUA" against Telefónica de España in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercises an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month. The claim contains a declaratory statement stating that disloyalty arises from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favour of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
Claim by Entel against Telefónica de Argentina, SA
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, SA ("TASA"), who was the licensee of the telecom service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecom service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e.; the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees

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on behalf of Entel. Additionally, Entel also claimed several credits received by TASA which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such liquidations had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.
After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA´s objections to the accounting presented by the national government and adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA´s appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate interests, which has not been made yet. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
Although Entel has not yet submitted the new interest calculations required by the judge as of the date of this Annual Report, the approximate total amount of the claim considering its prior requests is estimated at 1,744 million Argentine pesos (71 million euros).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
b) Other Proceedings
Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this Agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased from Brazil.
Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of

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turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.
Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner.
From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.
In addition, (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Communications Investment Platform ("CIP")
On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) ("Coral") pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.
As a result of the addition of an additional Strategic Investor to the CIP in 2017, on October 25, 2017, TOF and Coral entered into a new Amended and Restated Limited Partnership Agreement, which retains TOF’s original capital commitment, but also amends certain terms and conditions to provide TOF with certain early termination and capital commitment reduction rights upon certain events.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

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Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
d) Environmental matters
Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently 90% of the Company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001.
The greatest environmental impact is in the network due to energy consumption, but also with physical elements, such as visual impact or waste. For responsible network deployment and maintenance, Telefónica has common standards (rules, regulations and policies) for all our companies that go beyond existing legislation in force and comprise the principle of precaution and establish the minimum environmental management guidelines with a view to minimizing the impact of infrastructures, e.g., in the context of air pollution, waste and noise. We also extend compliance to these standards to our vendors (suppliers and providers) and contractors. Turning to water consumption, we foster initiatives for more efficient usage, particularly in regions with an elevated water stress.
e) Auditors’ fees
Group's main auditor
The expenses accrued in 2017 in respect of the fees for services rendered to the various member firms of the PwC international organization, of which PricewaterhouseCoopers Auditores, S.L. (the auditors of the Telefónica Group) forms part, amounted to 19.78 million euros . The expenses accrued in 2016 in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 26.47 million euros.
The detail of these amounts is as follows:

Millions of euros	2017	2016
Audit services	18.33	23.37
Audit-related services	0.49	3.10
Tax services	0.20	0.00
All other services (consulting, advisory, etc.)	0.76	0.00
Total	19.78	26.47

Audit services: mainly audit services of the annual and reviews of interim financial statements, services related to the issuance of comfort letters, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the work in connection with the 20-F report to file with the US Securities and Exchange Commission (SEC).
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

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Tax Services: permitted services by the applicable independence regulation, basically, they are tax advice and studies of transference prices.
All other services: permitted services by the applicable independence regulation, mainly advisory services on migration questions to expatriates employees.
In particular, the auditor of the Telefónica Group, PricewaterhouseCoopers Auditores, SL, during the year 2017 has provided services related to the issuance of the following reports: audit of the financial statements (includes SOX and 20-F), limited reviews of the intermediate periods, comfort letters, agreed procedures and corporate social responsibility.
Other auditors
The expenses accrued in respect of the fees for services rendered by other auditors in 2017 and 2016 amounted to 40.50 million euros and 34.85 million euros, respectively, as follows:

Millions of euros	2017	2016
Audit services	2.80	0.94
Audit-related services	0.48	2.69
Tax services	5.75	8.56
All other services (consulting, advisory, etc.)	31.47	22.66
Total	40.50	34.85
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.
g) Directors’ and Senior Executives’ compensation and other benefits
Directors’ and Senior Executives’ compensation
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2017, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,277,934 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

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Set forth below are the amounts established in fiscal year 2017 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2018 financial year is equal to the one received in the years 2017 and 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
Individualized description
Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2017. Likewise, the compensation and benefits received, during such year, by the members of the Company's Senior Management are broken down.

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Note 22. Finance leases
The main finance leases at the Telefónica Group are as follows:
a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP
The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP (Coltel), had a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owned the telecommunications assets and managed the pension funds for the entities which were predecessors to Coltel, which included the transfer of these assets and rights to Coltel.
On August 29, 2017, the Shareholders’ Meeting of Coltel approved a capital increase used to pre-pay the entire amount of Coltel´s debt with PARAPAT with the consequent transfer of the legal ownership of the assets of the operating agreement. Telefónica disbursed the corresponding amount pro rata to its shareholding in ColTel and the Colombian Government assumed 32.5% of ColTel's payment obligations with the PARAPAT (see Note 2). The present value of the payment obligations with the PARAPAT at the date of termination of the contract amounted to 4,290,992 Colombian pesos (1,236 million euros).
The present value of the payment obligations with the PARAPAT at December 31, 2016 amounted to 1,275 million euros, as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	152	9	161
From one to five years	517	207	724
More than five years	606	951	1,557
Total	1,275	1,167	2,442
b) Future minimum lease payment commitments in relation to finance leases at Telefónica Brasil companies
The payment schedule of finance leases of Telefónica Brasil at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	13	2	15
From one to five years	37	14	51
More than five years	48	85	133
Total	98	101	199
At December 31, 2017 there are net assets under finance lease agreements amounting to 71 million euros recognized under property, plant and equipment.
Additionally, Telefónica Brasil acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	58	—	58
From one to five years	43	8	51
Total	101	8	109
Accumulated allowance	(39)
Total after accumulated allowance	62

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c) Future minimum lease payment commitments in relation to finance leases at Telefónica de España, S.A.U.
The payment schedule of finance leases of Telefónica de España, S.A.U. at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	79	3	82
From one to five years	32	1	33
Total	111	4	115
Additionally, Telefónica de España, S.A.U. acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	71	—	71
From one to five years	47	—	47
Total	118	—	118
d) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies
The payment schedule of finance leases of Telefónica Germany at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	18	1	19
From one to five years	15	—	15
Total	33	1	34
At December 31, 2017 there are net assets under finance lease agreements amounting to 124 million euros recognized under property, plant and equipment.
Additionally, Telefónica Germany acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	8	—	8
Total	8	—	8
Accumulated allowance	(2)
Total after accumulated allowance	6

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Note 23. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2017 and the date of authorization for issue of the accompanying consolidated financial statements:
Financing

•
On January 11, 2018, Telefónica Deutschland Holding AG launched an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount up to 200 million euros and maturities of up to 15 years.

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones S.A.U. issued notes under its EMTN Program filed on June 29, 2017 in an aggregate nominal amount of 1,000 million euros. The notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 23, 2018, Telefónica Germany GmbH & Co. OHG signed the second extension of its syndicated credit facility dated March 22, 2016, for 750 million euros and new maturity on March 22, 2023.

•
On January 26, 2018, Telxius Telecom, S.A. drew down 221 million euros and 75 million dollars of its multicurrency syndicated facility signed on December 1, 2017 and maturing in 2022. This syndicated facility includes an option by mutual agreement between the parties to extend the maturity up to 2024.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.

•	On February 2, 2018, Telefónica Emisiones, S.A.U. redeemed 750 million sterling pounds of its notes issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.
New organizational structure
The Board of Directors of Telefónica, S.A., at its meeting held on January 31, 2018, resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
the areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, is unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), is split into two new units in order to more effectively manage the different market situations: Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which is led by Mr. Bernardo Quinn (until now Director of Global Human Resources), and Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which is led by Mr. Alfonso Gómez Palacio.

•	the area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.

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Note 24. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2017 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de España, S.A.U.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica United Kingdom
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom (cont.)
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Services GmbH Wireless communications services operator	Germany	EUR	288	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Next GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Minodes GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany Next Gmbh
Co-Trade GmbH Technological services	Germany	EUR	—	69.22%	Telefónica Germany Retail Gmbh
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	—	100%	Telefônica Data S.A.
Telefónica Hispanoamérica
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,097	100%	Telefónica Móviles Argentina, S.A. (80.14%) Telefónica Latinoamérica Holding, S.L. (17.54%) Telefónica, S.A. (1.52%) Telefónica International Holding, B.V. (0.80%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	278	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	2,368,408	100%	Latin America Cellular Holdings, S.L. (97.04%) Comtel Comunicaciones Telefónicas, S.A. (2.87%) Telefónica, S.A. (0.09%)

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,257,872	100%	Inversiones Telefónica Móviles Holding Limitada (98.87%) Telefónica, S.A. (1.13%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	570,535	99.14%	Telefónica Móviles Chile, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.26%) Latin American Cellular Holdings, S.L. (48.31%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Latinoamérica Holding, S.L. (51.52%) Latin American Cellular Holdings, S.L. (8.08%) Telefónica, S.A. (7.90%)
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	COP	83,191	63.77%	Colombia Telecomunicaciones, S.A. ESP (35.71%) Metropolitana de Telecomunicaciones S.A E.S.P (28.06%)
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	COP	50,212	59.03%	Colombia Telecomunicaciones, S.A. ESP (30.89%) Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (28.14%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	60.93%	Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (24.37%) Metropolitana de Telecomunicaciones S.A E.S.P (36.56%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	88,834	100%	Telefónica, S.A.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	Telefónica Centroamérica Inversiones S.L. (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L. (59.99%) Guatemala Cellular Holdings, B.V. (0.01%)

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks Mexico Holding, S.A. de C.V.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Telxius Telecom, S.A. Holding company	Spain	EUR	250	60%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	429	60%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	60%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Any type of infrastructures and/or communications networks institution and operation	Republica Dominicana	USD	—	60%	Telxius Cable América, S.A. (59.40%) Telxius Cable España, S.L.U. (0.60%)
Telxius Cable Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	USD	78	60%	Telxius Cable América, S.A. (59.96%) Telxius Cable España, S.L.U. (0.04%)
Telxius Cable Panamá, S.A. Any type of infrastructures and/or communications networks institution and operation	Panama	USD	—	60%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. Any type of infrastructures and/or communications networks institution and operation	Puerto Rico	USD	24	60%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. Any type of infrastructures and/or communications networks institution and operation	US	USD	58	60%	Telxius Cable América, S.A.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telxius Cable Ecuador, S.A. Any type of infrastructures and/or communications networks institution and operation	Ecuador	USD	5	60%	Telxius Cable América, S.A. (59.99%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Any type of infrastructures and/or communications networks institution and operation	Chile	USD	37	60%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Any type of infrastructures and/or communications networks institution and operation	Guatemala	USD	16	60%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Any type of infrastructures and/or communications networks institution and operation	Peru	USD	20	60%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Any type of infrastructures and/or communications networks institution and operation	Colombia	USD	4	60%	Telxius Cable América, S.A. (56.99%) Telxius Cable Chile, S.A. (1.00%) Telxius Cable Perú, S.A.C. (1.00%) Telxius Cable Guatemala, S.A. (1.00%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	USD	62	60%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	USD	74	60%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	8	60%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	10	60%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	EUR	—	60%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Any type of infrastructures and/or communications networks institution and operation	Peru	PEN	104	60%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	60%	Telxius Torres Latam, S.L.U. (59.99%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Any type of infrastructures and/or communications networks institution and operation	Chile	CLP	7,770	60%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	BRL	764	60%	Telxius Torres Latam, S.L.U.
Telxius Torres Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	ARS	629	60%	Telxius Torres Latam, S.L.U. (57%) Telxius Telecom, S.A. (3%)
Latin American Cellular Holdings, S.L. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	231	100%	Telefónica, S.A
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services II, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	15	100%	Telefónica, S.A
Wayra Investigación y Desarrollo S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	—	100%	Telefónica Digital Ltd
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	28,223	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	39	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	140	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	56	100%	Telefónica Móviles Argentina, S.A.
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,400	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	13,805	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	18	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigación y Desarrollo, S.L.
Axonix Ltd Digital and mobile advertising	UK	USD	—	78%	Telefónica Digital Ltd
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda Security services and systems	Brazil	BRL	131	99.99%	Telefónica Ingeniería de Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	23	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)

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2017 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	—	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	35	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgica	USD	190	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.

Telefónica, S.A. 134

2017 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	45%	Telefónica Digital España, S.L.

Main changes in the scope of consolidation for the year 2017
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Torres Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	05/31/2017	60%
Acquired companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	05/31/2017	69.22%
Co-Trade GmbH Technological services	Germany	10/31/2017	69.22%

Acquisition of control

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Hispanoamérica
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	09/30/2017	63.77%
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	09/30/2017	59.03%
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	09/30/2017	60.93%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Hispanoamérica
Compañía Señales del Norte, S.A. de C.V Other business support services	Mexico	12/31/2017	100%
Other companies
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	10/31/2017	100%

Telefónica, S.A. 135

2017 Consolidated Financial Statements

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	05/29/2017	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	10/31/2017	Telefónica Móviles España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	10/31/2017	Telefónica de España, S.A.U.
Telefónica Studios S.L. Audiovisual Productions	Spain	09/30/2017	Telefónica Audiovisual Digital, S.L.U.
Telefónica Germany
E-Plus Mobilfunk GmbH &Co. KG, GmbG Wireless communications services operator	Germany	07/31/2017	E-Plus Services GmbH
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	05/31/2017	Inversiones Telefónica Móviles Holding, S.A.
Other companies
Telefónica Datacorp, S.A.U Holding company	Spain	09/30/2017	Telefónica Latinoamérica Holding, S.L.
Eyeos, S.L Cloud Computing	Spain	09/30/2017	Telefónica Investigación y Desarrollo, S.A.U.
Telefónica International Wholesale Services, S.L. International services provider	Spain	12/31/2017	Telefónica International Wholesale Services II, S.L.
Wayra Ireland Ltd Technological innovation based business project development	Ireland	12/31/2017	Wayra Investigación y Desarrollo S.L
Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation
Other companies
Saluspot Spain, S.L. Medical services and articles through internet provider	Spain	12/31/2017	65%
Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation
Telefónica Germany
Telefónica Deutschland Holding A.G Exchange of shares with KPN	Germany	03/31/2017	69.22%
Other companies
Telxius Telecom, S.A. Sold to Taurus Bidco S.à.r.l. (“KKR”)	Spain	12/31/2017	60%

Telefónica, S.A. 136

2017 Consolidated Financial Statements

Main changes in the scope of consolidation for the year 2016
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	09/30/2016	100%
Other companies
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	04/30/2016	100%
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	02/29/2016	100%
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	02/29/2016	100%
Acquired companies

Company/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Nova Casiopea RE S.A. Reinsurance	Luxembourg	10/31/2016	100%
Saluspot Spain, S.L. (*) Medical services and articles through internet provider	Spain	05/31/2016	65%
(*) In 2016 Healthcommunity, S.L., in which the Group holds a 50% stake and which is consolidated using the equity method, was spun off into two companies: Saluspot Spain, S.L and Salupro Spain, S.L. After completing the spin off process, the Group held 65% of the equity in Saluspot Spain, S.L and transferred its stake to Salupro Spain, S.L. Saluspot Spain, S.L is was included in the scope of consolidation using the full consolidation method.

Sold companies

Company/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	12/31/2016	100%
Other companies
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	11/30/2016	100%
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	11/30/2016	100%
Telefónica Media Argentina, S.A. Participation in public media	Argentina	11/30/2016	100%
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	06/31/2016	100%
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	03/31/2016	100%
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	03/31/2016	100%

Telefónica, S.A. 137

2017 Consolidated Financial Statements

Merged companies

Company/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
GVT Participaçoes Holding company	Brazil	04/01/2016	Telefônica Brasil, S.A.
Other companies
Telefónica Internacional, S.A.U. Holding Company	Spain	10/31/2016	Telefónica Latinoamérica Holding, S.L.

Telefónica, S.A. 138

2017 Consolidated Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,430,430	—	5,802	5,359,332
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	7,000	—	91,200	—	298,200
Mr. Ángel Vilá Boix[7]	697,490	—	—	—	—	7,341	704,831
Ms. Eva Castillo Sanz	—	120,000	27,000	—	33,600	—	180,600
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. José Javier Echenique Landiríbar	—	120,000	18,000	—	109,867	—	247,867
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	10,000	—	11,200	—	141,200
Mr. Luiz Fernando Furlán	—	120,000	5,000	—	7,467	—	132,467
Ms. Carmen García de Andrés[7]	—	78,667	8,000	—	12,009	—	98,676
Mr. Peter Löscher	—	120,000	9,000	—	11,200	—	140,200
Mr. Ignacio Moreno Martínez	—	120,000	28,000	—	38,267	—	186,267
Mr. Francisco Javier de Paz Mancho	—	120,000	34,000	—	124,800	—	278,800
Mr. Francisco José Riberas Mera[7]	—	78,667	—	—	—	—	78,667
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 Salary: Regarding Mr. José María Álvarez-Pallete López, it includes the amount of non-variable payments and that which the Board Member has received for his executive tasks. Regarding Mr. Ángel Vilá Boix, he was appointed Board Member of the Company on July 26, 2017, including from this date the amount of non-variable payments and that which the Board Member has received for his executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or the achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017. With regard to the bonus corresponding to 2017, and which will be paid in 2018, Executive Board Member Mr. José María Álvarez-Pallete López will earn 3,426,964 euros and Executive Board Member Mr. Ángel Vilá Boix will earn 990,000 euros (the Bonus of Mr. Vilá only includes the amount accrued since his appointment as Director of the Company, on July 26, 2017).
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received in concept of payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by Telefónica, S.A.
7 Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera were appointed Board Members of the Company on May 4, 2017, and Mr. Ángel Vilá Boix was appointed Board Member on July 26, 2017, reflecting, therefore, the received payment, respectively, from the dates mentioned.

Telefónica, S.A. 139

2017 Consolidated Financial Statements

Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	213,556	—	—	—	169	213,725
Mr. Gonzalo Hinojosa Fernández de Angulo	—	41,333	4,000	—	46,845	—	92,178
Mr. Pablo Isla Álvarez de Tejera	—	41,333	—	—	3,858	—	45,191
Mr. Julio Linares López	—	116,667	11,000	—	19,600	—	147,267
Mr. Antonio Massanell Lavilla	—	120,000	30,000	—	56,000	—	206,000
1 Salary: Includes the amount of non-variable payments and that which the Board Member has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017.
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental coverage), fulfilled by Telefónica, S.A.

Likewise, specifying the figures included in the previous box, the payment received by the Board Members of Telefónica for their membership to the different Advisory or Control Committees during 2017 is specifically detailed below, including both fixed allocation and attendance allowances.

Telefónica, S.A. 140

2017 Consolidated Financial Statements

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	18,200	—	18,200
Mr. Ángel Vilá Boix	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	—	17,200	22,200	21,200	60,600
Mr. Juan Ignacio Cirac Sasturain	—	—	—	20,200	—	20,200
Mr. José Javier Echenique Landiríbar	34,400	13,467	—	—	—	47,867
Mr. Peter Erskine	—	19,200	—	31,400	—	50,600
Ms. Sabina Fluxà Thienemann	—	21,200	—	—	—	21,200
Mr. Luiz Fernando Furlán	—	12,467	—	—	—	12,467
Ms. Carmen García de Andrés	13,342	—	6,667	—	—	20,009
Mr. Peter Löscher	—	—	—	20,200	—	20,200
Mr. Ignacio Moreno Martínez	22,200	—	17,200	—	26,867	66,267
Mr. Francisco Javier de Paz Mancho	23,200	33,400	—	—	22,200	78,800
Mr. Francisco José Riberas Mera	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—

Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Telefónica, S.A. 141

2017 Consolidated Financial Statements

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. César Alierta Izuel	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	4,858	5,858	3,858	3,858	4,858	23,290
Mr. Pablo Isla Álvarez de Tejera	—	3,858	—	—	—	3,858
Mr. Julio Linares López	—	—	9,533	—	21,067	30,600
Mr. Antonio Massanell Lavilla	23,200	—	28,400	15,200	19,200	86,000
The following table breaks down the amounts received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive duties or by their membership to the Board of Directors of said companies:

Telefónica, S.A. 142

2017 Consolidated Financial Statements

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	80,000	—	—	—	—	80,000
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	—	—	—	—	—	—
Mr. Peter Erskine	—	12,403	—	—	—	—	12,403
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	98,418	—	—	—	—	98,418
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,464	—	—	—	—	285,464
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
It is hereby clarified that Mr. Eva Castillo Sanz has accrued an amount of 80,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Peter Erskine has accrued an amount of 20,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Ángel Vilá Boix has accrued an amount of 2,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. On the drawing date of this document, none of the amounts mentioned have been paid, which is why they have not been consigned in the box (that only includes amounts received in 2017).
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

Telefónica, S.A. 143

2017 Consolidated Financial Statements

Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	—	9,125	—	—	—	—	9,125
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

Additionally, as mentioned in the Retributive Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2017 are detailed for the Company's two long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2017
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix (since July 26, 2017)	268,922
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix (since July 26,2017)	—	212,665	56,257
1 Contributions to the Executive Benefits Plan in 2006, funded solely by the Company, to supplement the Pension Plan in effect, which entails defined contributions equal to a particular percentage of the Officer’s fixed compensation based on professional levels within the Telefónica Group’s organization.

Telefónica, S.A. 144

2017 Consolidated Financial Statements

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2017 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	14,270
Mr. Ángel Vilá Boix (since July 26,2017)	7,759
Mr. César Alierta Izuel (until May 4,2017)	855
With regard to payment plans based on shares (in those in which the Executive Board Members participate exclusively), the following two long-term variable payment plans existed in effect for 2017:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not occur in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Executive Board Members that participated in this cycle.
The second cycle of this Plan started in 2015 and will end in October 2018.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The number of theoretical shares assigned (without co-investment) is defined below, as well as the maximum number of shares assigned in the event of compliance with the "co-investment" requirement established in the Plan and of maximum compliance of the TSR objective fixed for the second cycle of the Plan.

PIP - Second phase / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Ángel Vilá Boix	120,000	187,500
Mr. César Alierta Izuel	324,000	506,250
(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.
Mr. César Alierta Izuel ceased his position as Director on May 4, 2017.

Telefónica, S.A. 145

2017 Consolidated Financial Statements

In any case, it is clarified that no share has been delivered to the Executive Board Members under the second cycle of the PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
In effect, the number of Telefónica, S.A. shares that, always within the maximum established, could be object of delivery, when applicable, is conditioned to the Participants and is determined depending on the Total Shareholder Return ("TSR") of the Telefónica, S.A. share during the duration period of the cycle (3 years), with relation to the TSRs experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., that for the purposes of the Plan will constitute a comparison group (hereinafter, the "Comparison Group"). The companies included in the Comparison Group are listed below: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.
The achievement scale approved by the Board is the following: in the event that the performance of the TSR of the Telefónica, S.A. share is located in, at least, the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. For the case of said performance located in the third quartile of the Comparison Group, the number of shares to be delivered will be 100% of the maximum. Those cases that are located between the median and the third quartile will be calculated by linear interpolation. In the event that the TSR performance of the Telefónica, S.A. share is located in the ninth decile or above, the percentage to be delivered will be greater than 100%, up to a maximum of 125%, being calculated by linear interpolation between said third quartile and the ninth decile.
2. The second plan is the incentive plan for the purchase of Telefónica, S.A. shares. (2015-2017) directed to all the employees of the Group at the international scale (including leadership, as well as the Executive Board Members) called "Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP"), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
This Plan was aimed at strengthening the character of the overall employer of Telefónica, creating a common payment culture throughout the Company, promoting participation in the capital of the totality of the employees of the Group, and fostering motivation and loyalty.
Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a maximum twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in shares, subject to a minimum of 300 euros. If the employee remained part of the Telefónica Group and held onto the shares for one year following the acquisition period (the consolidation period), they were entitled to receive one free share for each share they acquired and retained throughout the consolidation period.
The Executive Board Members, Mr. José María Álvarez-Pallete López and Mr. Ángel Vilá Boix, and then Executive Board Member, Mr. César Alierta Izuel, decided to participate in this Plan 2015-2017 with the maximum contribution (that is, 150 euros monthly for twelve months), having each acquired a total of 357 shares (among which included those that they received for free, in accordance with that established in the general conditions of this Plan).
Additionally, it is worth noting that the external Board Members of the Company do not receive and have not received during 2017 any payment in terms of pensions or life insurance, nor participate in payment plans regarding the price value of the share (with the exception of that indicated for Mr. Alierta in the previous boxes).
Likewise, the Company does not grant and has not granted, in 2017, any advances, loans or credits in favor of the Board Members, nor in favor of their Senior Management, complying with the demands of the Sarbanes-Oxley Act published in the United States, and that is applicable to Telefónica as a company listed in that market.

Telefónica, S.A. 146

2017 Consolidated Financial Statements

Compensation of the Senior Management of the Company.
The Management that in 2017 included the Senior Management1 of the Company, excluding those that form an integral part of the Board of Directors, received a total of 7,566,822 euros in 2017.
Regarding long-term savings systems, the contributions made on behalf of the Telefónica Group during 2017 to the Social Welfare Plan described in the note on "Income and expenses" in regard to those Managers amount to 874,796 euros; the contributions corresponding to the Pension Plan amount to 24,058 euros, and the contributions to Unit Linked Excess Insurance Pension Plan amount to 83,089 euros.
Likewise, the amounts relative to the payment in kind (among which includes, the quotes for life insurance and other types of insurance, such as general medical insurance and dental and vehicle coverage), have been 94,637 euros.
Moreover, and with regard to payment plans based on shares, during 2017 the following two long-term variable payment plans existed:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not happen in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Managers that participated in this cycle.
The number of theoretical shares assigned (without co-investment) at the beginning of the second cycle (2015-2018) to the group of the senior executives in the Senior Management of the Company and the maximum number of shares assigned2 is 197,650 and 307,063, respectively.
In any case, it is clarified that no share has been delivered to the Executive Board Members under the first or second cycle of the Second PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
2. The second Plan is the ""Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP") (2015-2017), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
The Managers that have decided to participate in it with the maximum contribution (that is, 150 euros monthly for twelve months) have acquired a total of 1,429 shares (among which included those that they received for free, in accordance with that established in the general conditions of said Plan).

1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
2 Maximum number possible of shares to be received in the event of fulfilling the co-investment requirement and maximum compliance of the TSR objective.

Telefónica, S.A. 147

2017 Consolidated Financial Statements

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2017 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,042	1,042
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,542	1,542
EMTN O2 GBP	GBP	5.375%	845	—	—	—	—	—	845
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	563	563
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,667	1,667
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	55	—	—	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	24	—	—	—	—	—	24
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	—	1,250	—	1,250
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	834	—	—	—	—	834
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	1,750	—	—	—	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	732	—	732
TELE EMISIONES APRIL 3 2010	USD	5.134%	—	—	1,168	—	—	—	1,168
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	451	451
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	1,251	—	—	1,251
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	1,500	—	—	—	—	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	788	—	—	—	788
TELEF. EMISIONES JUNE 2013	JPY	4.250%	74	—	—	—	—	—	74
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	1,200	—	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	213	—	—	—	—	—	213
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	128	—	128
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	1,000	—	—	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	1,042	—	—	—	—	—	1,042
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	625	625
TELEF. EMISIONES MAY 2013	EUR	2.736%	—	750	—	—	—	—	750
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCTOBER 2013	CHF	2.595%	—	—	192	—	—	—	192

Telefónica, S.A. 148

2017 Consolidated Financial Statements

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
TELEF EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	—	—	—	—	67	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	—	—	1,000	—	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	—	—	1,400	—	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	0.318%	—	—	1,250	—	—	—	1,250
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1 x EURIBOR3M +0.40%	—	150	—	—	—	—	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,251	1,251
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,668	1,668
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	167	167
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	417	417
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
Telefónica Emisiones, S.A.U.			3,698	3,484	4,598	3,306	3,577	14,559	33,222
Exchangeable Bond MARCH 2016 (*)	EUR	—	—	—	—	600	—	—	600
Telefónica Participaciones		—	—	—	—	600	—	—	600
Total Telefónica, S.A. and its instrumental companies			3,698	3,484	4,598	3,906	3,577	16,101	35,364
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Telefónica, S.A. 149

2017 Consolidated Financial Statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
Bond Q	CLP	5.750%	—	64	—	—	—	—	64
Bond T	CLP	4.900%	—	—	13	26	—	26	65
144A Bond	USD	3.875%	—	—	—	—	417	—	417
Telefónica Chile, S.A.			—	64	13	26	417	26	546
Bond F	UF	3.600%	—	—	—	—	—	109	109
Bond G	UF	2.200%	—	—	73	—	—	—	73
Bond I	UF	1.950%	—	—	73	—	—	—	73
Bond K	CLP	4.900%	—	—	—	128	—	—	128
Telefónica Móviles Chile, S.A.			—	—	146	128	—	109	383
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	—	83	—	—	—	83
Telefónica Finanzas México, S.A.			—	—	83	—	—	—	83
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	22	22
Bond T. Peru 4th Program (12th Serie A)	N. SOL	VAC + 3.6875%	—	21	—	—	—	—	21
Bond T. Peru 4th Program (36th Serie B)	N. SOL	VAC + 3.3750%	17	—	—	—	—	—	17
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	17	17
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Serie Ab)	N. SOL	VAC + 3.5000%	—	4	—	—	—	—	4
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3.5000%	—	—	—	8	—	—	8
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	—	—	—	67	67
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.190%	—	—	—	—	—	31	31
Bond T. Peru 6th Program (12th Serie A)	N. SOL	5.060%	—	—	28	—	—	—	28
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	—	—	—	36	—	36
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.340%	—	—	—	—	26	—	26
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.470%	—	—	—	—	—	34	34
Bond TM Peru 2nd Program (11th Serie B)	N. SOL	7.375%	15	—	—	—	—	—	15
Bond TM Peru 2nd Program (27th Serie A)	N. SOL	5.531%	—	13	—	—	—	—	13
Telefónica del Perú, S.A.			32	38	28	8	62	194	362
Nonconvertible bonds	BRL	1.0 XCDI + 0.68%	328	—	—	—	—	—	328
Nonconvertible bonds	BRL	1.0825 XCDI	—	—	—	252	252	—	504
Nonconvertible bonds	BRL	1.0 XCDI + 0.24%	—	—	252	—	—	—	252
Nonconvertible bonds	BRL	1 XIPXA +4	—	10	—	—	—	—	10
Nonconvertible bonds ( Telemig) I	BRL	IPCA + 0.5%	1	1	1	1	—	—	4

Telefónica, S.A. 150

2017 Consolidated Financial Statements

Foreign operators (cont.)
			Maturity
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
Nonconvertible bonds ( Telemig) II	BRL	IPCA + 0.5%	2	2	2	2	—	—	8
Nonconvertible bonds ( Telemig) III	BRL	IPCA + 0.5%	3	3	3	3	—	—	12
Telefônica Brasil, S.A.			334	16	258	258	252	—	1,118
BOND R144-A	USD	5.375%	—	—	—	—	625	—	625
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	625	—	625
Bond	EUR	1.875%	600	—	—	—	—	—	600
Bond	EUR	2.375%	—	—	—	500	—	—	500
O2 Telefónica Deutschland Finanzierungs, GmbH			600	—	—	500	—	—	1,100
Total Outstanding Debentures and Bonds Foreign operators			966	118	528	920	1,356	329	4,217
Total Outstanding Debentures and Bonds			4,664	3,602	5,126	4,826	4,933	16,430	39,581
The main debentures and bonds issued by the Group in 2017 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	01/17/2017	01/17/2025	1,250	1,250	EUR	1.528%
EMTN Bond	01/17/2017	10/17/2028	500	500	EUR	2.318%
EMTN Bond	01/25/2017	01/25/2019	150	150	EUR	EURIBOR 3M + 0.40%
SHELF Bond	03/08/2017	03/08/2027	1,500	1,251	USD	4.103%
SHELF Bond	03/08/2017	03/08/2047	2,000	1,667	USD	5.213%
EMTN Bond (Retap)	03/17/2017	10/17/2028	200	200	EUR	2.318%
EMTN Bond	04/18/2017	04/18/2037	200	167	USD	4.900%
SHELF Bond (Retap)	04/28/2017	03/08/2047	500	417	USD	5.213%
EMTN Bond	09/12/2017	01/12/2028	1,250	1,250	EUR	1.715%
Telefónica Brasil, S.A.
Debentures	02/08/2017	02/08/2022	2,000	504	BRL	108.25% CDI
Debentures	11/27/2017	11/27/2020	1,000	252	BRL	100% CDI + 0.24%

Telefónica, S.A. 151

2017 Consolidated Financial Statements

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2017 is as follows:

								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(227)	6,238	6,055	7,062	3,382	16,845	39,355	25,568	14,590	40,158
Floating rate	2,861	1,542	157	3,519	508	3,443	12,030	2,474	9,666	12,140
Spread	(0.20%)	0.15%	(1.92%)	(0.10%)	0.17%	0.18%	(0.02%)	—	—	—
Fixed rate	(3,088)	4,696	5,898	3,543	2,874	13,402	27,325	23,094	4,924	28,018
Interest rate	(2.09%)	2.18%	3.28%	2.02%	1.62%	1.95%	2.71%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(67)	—	—	—	—	—	(67)	—	(67)	(67)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(67)	—	—	—	—	—	(67)	—	(67)	(67)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	2,324	(567)	(394)	—	733	1,014	3,110	3,372	(236)	3,136
Floating rate	456	(479)	(439)	79	442	451	510	6	506	512
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	1,868	(88)	45	(79)	178	563	2,487	3,253	(742)	2,511
Interest rate	2.28%	4.03%	65.20%	0.03%	5.12%	5.38%	4.33%	—	—	—
Rate cap	—	—	—	—	113	—	113	113	—	113
Instruments in CHF	—	—	—	—	—	—	—	583	(584)	(1)
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	583	(582)	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(1,915)	286	229	(1,659)	614	2,525	80	17,812	(17,515)	297
Floating rate	(559)	242	228	(1,659)	630	1,834	716	659	55	714
Spread	(0.27%)	0.29%	0.99%	(0.07%)	0.01%	—	0.78%	—	—	—
Fixed rate	(1,356)	44	1	—	(16)	691	(636)	17,153	(17,570)	(417)
Interest rate	(1.27%)	43.21%	1,747.03%	—	(186.47%)	11.24%	(25.26%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	16	—	—	—	—	—	16	(5)	19	14
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	16	—	—	—	—	—	16	(5)	19	14
Interest rate	(0.67%)	—	—	—	—	—	(0.67%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A. 152

2017 Consolidated Financial Statements

								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	(159)	24	—	—	—	(14)	(149)	(141)	—	(141)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(159)	24	—	—	—	(14)	(149)	(141)	—	(141)
Interest rate	5.09%	16.22%	—	—	—	16.27%	4.35%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	317	346	373	333	253	73	1,695	818	881	1,699
Floating rate	(690)	126	357	319	245	(120)	237	239	4	243
Spread	(1.06%)	2.82%	1.07%	0.36%	0.47%	(0.08%)	7.20%	—	—	—
Fixed rate	1,007	220	16	14	8	193	1,458	579	877	1,456
Interest rate	5.36%	7.35%	5.42%	5.53%	5.04%	1.89%	5.20%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(25)	105	149	288	326	108	951	(341)	1,297	956
Floating rate	(94)	64	(21)	3	329	97	378	—	381	381
Spread	—	1.12%	(0.40%)	26.86%	(0.80%)	1.54%	0.14%	—	—	—
Fixed rate	69	41	170	285	(3)	11	573	(341)	916	575
Interest rate	(1.64%)	3.08%	4.80%	4.13%	4.90%	7.02%	3.61%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	254	(267)	(13)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	254	(267)	(13)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	175	31	70	—	62	133	471	241	226	467
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	175	31	70	—	62	133	471	241	226	467
Interest rate	4.26%	5.28%	5.10%	—	5.43%	6.24%	5.16%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	17	25	—	8	—	61	111	112	—	112
Floating rate	17	25	—	8	—	61	111	112	—	112
Spread	3.38%	3.66%	—	3.50%	—	3.24%	3.37%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	799	117	16	62	70	129	1,193	246	952	1,198
Floating rate	80	15	5	41	36	97	274	269	9	278
Spread	0.41%	2.89%	9.33%	4.27%	5.25%	3.82%	3.12%	—	—	—
Fixed rate	719	102	11	21	34	32	919	(23)	943	920
Interest rate	6.46%	10.63%	5.35%	5.32%	5.31%	5.25%	6.80%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

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								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in VEB	(2)	1	—	—	—	—	(1)	(3)	—	(3)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	1	—	—	—	—	(1)	(3)	—	(3)
Interest rate	0.03%	16.63%	—	—	—	—	(10.69%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in MXN	68	40	117	37	43	287	592	427	177	604
Floating rate	(8)	7	8	10	12	89	118	119	—	119
Spread	(12.36%)	6.01%	6.08%	5.78%	6.14%	5.26%	6.61%	—	—	—
Fixed rate	76	33	109	27	31	198	474	308	177	485
Interest rate	21.09%	7.11%	7.72%	6.67%	6.68%	7.23%	9.49%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	1	—	18	—	—	—	19	19	—	19
Floating rate	(8)	—	—	—	—	—	(8)	(8)	—	(8)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	9	—	18	—	—	—	27	27	—	27
Interest rate	4.04%	—	4.00%	—	—	—	4.01%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(7)	—	—	—	—	6	(1)	(1)	—	(1)
Floating rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	6	6	6	—	6
Interest rate	—	—	—	—	—	7.46%	7.46%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	70	(77)	(7)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	70	(77)	(7)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
TOTAL							47,375	49,031	(505)	48,526
Floating rate							14,359	3,863	10,619	14,482
Fixed rate							32,903	45,055	(11,223)	33,832
Rate cap							113	113	—	113
Currency Options and Others (*)							—	—	99	99
(*) Amounts include in fixed rate

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The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2017:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
EUR								(134)
Fixed to fix	—	—	—	—	—	—	—	5
Receiving leg	(190)	(5)	—	(100)	(75)	—	(370)	(282)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	190	5	—	100	75	—	370	287
Average Interest Rate	0.52%	0.85%	—	1.18%	0.55%	—	—	—
Fixed to floating	—	—	—	—	—	—	—	(1,010)
Receiving leg	(8,097)	(5,861)	(9,145)	(7,282)	(4,018)	(6,262)	(40,665)	(22,668)
Average Interest Rate	1.04%	0.99%	1.39%	1.69%	1.04%	1.27%	1.26%	—
Paying leg	8,097	5,861	9,145	7,282	4,018	6,262	40,665	21,658
Average Spread	0.39%	0.66%	0.36%	0.51%	1.01%	—	0.44%	—
Floating to fixed	—	—	—	—	—	—	—	871
Receiving leg	(5,868)	(3,359)	(4,985)	(3,280)	(359)	(4,544)	(22,395)	(17,773)
Average Spread	1.70%	0.20%	—	0.02%	—	—	0.48%	—
Paying leg	5,868	3,359	4,985	3,280	359	4,544	22,395	18,644
Average Interest Rate	0.22%	0.91%	2.45%	2.06%	1.30%	0.95%	1.25%	—
USD								(3)
Fixed to floating	—	—	—	—	—	—	—	(6)
Receiving leg	(639)	(283)	(283)	(283)	(534)	(142)	(2,164)	(755)
Average Interest Rate	1.45%	1.40%	1.52%	1.61%	1.73%	3.47%	1.68%	—
Paying leg	639	283	283	283	534	142	2,164	749
Average Spread	0.62%	1.52%	1.61%	1.68%	0.92%	—	1.04%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(415)	—	—	—	(250)	(142)	(807)	(808)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	415	—	—	—	250	142	807	811
Average Interest Rate	2.87%	—	—	—	1.93%	2.52%	—	—
GBP								(50)
Fixed to floating	—	—	—	—	—	—	—	(76)
Receiving leg	(676)	(28)	(23)	(248)	(524)	—	(1,499)	(1,575)
Average Interest Rate	1.63%	2.25%	2.36%	1.76%	3.27%	—	—	—
Paying leg	676	28	23	248	524	—	1,499	1,499
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	26
Receiving leg	(789)	—	(68)	(169)	(192)	—	(1,218)	(1,219)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	789	—	68	169	192	—	1,218	1,245
Average Interest Rate	1.38%	—	0.73%	2.56%	1.84%	—	—	—

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Interest rate swaps
Millions of euros	Maturity
Trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
EUR								424
Fixed to fixed	—	—	—	—	—	—	—	1
Receiving leg	—	(20)	—	—	—	—	(20)	(37)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	20	—	—	—	—	20	38
Average Spread	—	0.85%	—	—	—	—	—	—
Fixed to floating	—	—	—	—	—	—	—	(88)
Receiving leg	(200)	—	—	(500)	—	(1,100)	(1,800)	(1,881)
Average Interest Rate	0.93%	—	—	1.25%	—	1.24%	—	—
Paying leg	200	—	—	500	—	1,100	1,800	1,793
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	511
Receiving leg	(2,166)	(1,371)	(4,097)	(1,102)	(192)	(5,270)	(14,198)	(10,610)
Average Spread	0.43%	1.25%	0.05%	0.03%	—	—	0.20%	—
Paying leg	2,166	1,371	4,097	1,102	192	5,270	14,198	11,121
Average Interest Rate	1.70%	1.07%	2.57%	1.92%	0.12%	1.22%	1.70%	—
USD								(918)
Fixed to floating	—	—	—	—	—	—	—	(918)
Receiving leg	(1,371)	(1,132)	(1,779)	(1,509)	(1,235)	(6,359)	(13,385)	(13,993)
Average Interest Rate	1.19%	3.45%	3.02%	3.44%	1.83%	3.21%	2.90%	—
Paying leg	1,371	1,132	1,779	1,509	1,235	6,359	13,385	13,075
Average Spread	—	—	0.22%	—	—	—	0.03%	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
MXN								(4)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	(127)	—	—	—	(127)	(129)
Average Interest Rate	—	—	7.90%	—	—	—	—	—
Paying leg	—	—	127	—	—	—	127	130
Average Spread	—	—	0.41%	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(5)
Receiving leg	—	—	(127)	—	—	—	(127)	(129)
Average Spread	—	—	0.41%	—	—	—	—	—
Paying leg	—	—	127	—	—	—	127	124
Average Interest Rate	—	—	6.67%	—	—	—	—	—

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Millions of euros	Maturity
Trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
GBP								(216)
Fixed to floating	—	—	—	—	—	—	—	(216)
Receiving leg	(563)	—	(789)	—	(563)	(451)	(2,366)	(2,578)
Average Interest Rate	1.43%	—	1.87%	—	3.51%	3.42%	—	—
Paying leg	563	—	789	—	563	451	2,366	2,362
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
JPY								—
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	(74)	—	—	—	—	—	(74)	(74)
Average Interest Rate	0.32%	—	—	—	—	—	—	—
Paying leg	74	—	—	—	—	—	74	74
Average Spread	—	—	—	—	—	—	—	—
CLP								—
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	(64)	(7)	(3)	(3)	(3)	(80)	(86)
Average Interest Rate	—	5.75%	4.90%	4.90%	4.90%	4.90%	0.40%	—
Paying leg	—	64	7	3	3	3	80	83
Average Spread	—	1.12%	1.27%	1.27%	1.27%	1.27%	0.10%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(87)	—	(27)	(134)	—	—	(248)	(247)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	87	—	27	134	—	—	248	250
Average Interest Rate	5.05%	—	3.31%	3.26%	—	—	—	—
CHF								(17)
Fixed to floating	—	—	—	—	—	—	—	(17)
Receiving leg	(214)	—	(192)	—	(128)	—	(534)	(549)
Average Interest Rate	0.28%	—	0.95%	—	0.75%	—	—	—
Paying leg	214	—	192	—	128	—	534	532
Average Spread	—	—	—	—	—	—	—	—
BRL								(7)
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	(2)	(1)	—	—	—	—	(3)	(7)
Receiving leg	(72)	(38)	—	—	—	—	(110)	(110)
Average Spread	2.00%	1.55%	—	—	—	—	1.85%	—
Paying leg	70	37	—	—	—	—	107	103
Average Interest Rate	—	—	—	—	—	—	—	—
COP								(1)
Fixed to floating	—	—	—	—	—	—	2	1
Receiving leg	(4)	(8)	(8)	(8)	(4)	—	(32)	(36)

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Millions of euros	Maturity
Trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
Average Interest Rate	7.25%	7.25%	7.25%	7.25%	7.25%	—	—	—
Paying leg	4	8	8	8	4	—	34	37
Average Spread	2.80%	2.80%	2.80%	2.80%	2.80%	—	—	—
Floating to fixed	—	—	—	—	3	(3)	1	(2)
Receiving leg	(70)	—	(10)	(21)	(31)	(35)	(167)	(29)
Average Spread	5.25%	—	—	—	—	—	—	—
Paying leg	70	—	10	21	34	32	168	27
Average Interest Rate	—	—	5.25%	5.27%	5.29%	5.25%	—	—
Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2018	2019	2020	2021	2022	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	120	—	—	—	—	—
Strike	1.57	—	—	—	—	—
Notional amount of options sold	120	—	—	—	—	—
Strike	1.57	—	—	—	—	—

Interest rate options	Maturities
Millions of euros	2018	2019	2020	2021	2022	Subsequent years
Collars
Notional amount of options bought	800	—	—	—	845	—
Strike Cap	4.35	—	—	—	4.92	—
Strike Floor	3.05	—	—	—	4.15	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	—	—	845	—
Strike	—	—	—	—	5.53	—
Floors
Notional amount of options bought	—	—	—	—	845	—
Strike	—	—	—	—	1.17	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

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Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2018	2019	2020	2021	2022	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	66	—	—	—	—	—	66
Pay	BRL	(140)	(79)	—	—	—	—	(219)
Receive	CLP	—	—	—	—	326	94	420
Pay	CLP	—	—	(136)	(134)	(652)	(188)	(1,110)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(42)	(2)	—	—	—	—	(44)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	80	74	—	—	—	64	218
Pay	EUR	(2,119)	(1,583)	(3,019)	(3,104)	(313)	(4,952)	(15,090)
Receive	GBP	—	563	1,239	—	—	—	1,802
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	74	—	—	—	—	—	74
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	—	—	—	—	—	—	—
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(6)	(1)	—	—	—	—	(7)
Receive	UFC	—	—	145	—	—	218	363
Pay	UFC	—	—	—	—	—	(109)	(109)
Receive	USD	1,963	1,027	1,612	3,302	1,026	4,525	13,455
Pay	USD	(47)	—	—	—	(417)	—	(464)
Receive	UDI	—	—	—	—	—	—	—
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	214	—	192	—	—	—	406
Pay	CHF	—	—	—	—	128	—	128
TOTAL		43	(1)	33	64	98	(348)	(111)

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Millions of euros		2018	2019	2020	2021	2022	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	8	—	—	—	—	—	8
Pay	BRL	(748)	—	—	—	—	—	(748)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(569)	—	—	—	—	—	(569)
Receive	COP	3	—	—	—	—	—	3
Pay	COP	(818)	—	—	—	—	—	(818)
Receive	CZK	67	—	—	—	—	—	67
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	5,533	—	—	—	—	—	5,533
Pay	EUR	(2,131)	—	—	—	—	—	(2,131)
Receive	GBP	1,022	—	—	—	—	—	1,022
Pay	GBP	(3,084)	—	—	—	—	—	(3,084)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(352)	—	—	—	—	—	(352)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(245)	—	—	—	—	—	(245)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,610	—	—	—	—	—	2,610
Pay	USD	(1,338)	—	—	—	—	—	(1,338)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(19)	—	—	—	—	—	(19)
TOTAL		(35)	—	—	—	—	—	(35)

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Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2017 and 2016 and their nominal amounts are as follows:

		Outstanding principal balance
		(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/17	12/31/16	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	153	USD	128	190	05/03/2011	07/30/2021
Structured Financing (*)	551	USD	460	635	02/22/2013	01/31/2023
Structured Financing (*)	446	USD	371	505	08/01/2013	10/31/2023
Bilateral (1)	1,500	EUR	1,500	1,500	06/26/2014	06/26/2019
Syndicated facility	2,500	EUR	—	550	02/19/2015	02/19/2022
Bilateral (2)	—	EUR	—	200	06/30/2015	12/29/2017
Structured Financing (*)	679	USD	566	324	12/11/2015	03/11/2026
Structured Financing (*)	469	EUR	423	240	12/11/2015	03/11/2026
Bilateral loan (3)	—	EUR	—	100	02/23/2016	02/23/2017
Bilateral loan	100	EUR	100	100	02/23/2016	02/23/2021
Loan	300	EUR	300	300	03/08/2016	03/08/2021
Bilateral loan (4)	150	EUR	150	300	10/24/2016	03/19/2019
Credit	380	EUR	292	—	12/27/2002	12/27/2020
Credit	200	EUR	167	—	03/27/2013	03/14/2020
Telefónica Germany GmbH & Co. OHG
Syndicated facility (5)	750	EUR	—	50	03/22/2016	03/22/2022
EIB Financing	—	EUR	450	250	06/13/2016	06/13/2025
Telefónica Europe, B.V.
Structured Financing (*)	750	EUR	750	—	11/28/2016	11/28/2024
(1) On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.
(2) On December 29, 2017 an early repayment was made for the 200 million euros bilateral loan originally scheduled to mature in 2020.
(3) On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2019.
(4) On December 19, 2017 an early repayment was made for 150 million euros of the 300 million euros bilateral loan originally scheduled to mature in 2019.
(5) On February 17, 2017 a twelve-month extension was signed for the 750 million euros syndicated facility originally scheduled to mature in 2021.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

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Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group
Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Electronic Communication Regulation in the European Union
On September 14, 2016 the European Commission (EC) proposed a new framework for electronic communications (the European Electronic Communication Code), which will overhaul the existing one, in order to take into account changes in markets, trends and technologies; all of which have significantly changed since 2009 when the framework was last amended. The EC proposal is currently under a legislative process in the Parliament (EP), the Council and the EC that is expected to conclude with the adoption of the Code in the second quarter of 2018.
Its provisions include measures to stimulate investment on very high capacity network (VHCN), new rules on spectrum (to improve investment certainty, coordination and harmonization within Europe) and changes to regulation on services, introducing more level playing field between telecom operators and new over-the-top-players (OTTs), as well as a to modernize Universal Service. However, the legislative work underway risks to worsen the EC proposal, watering down pro-investment measures and adding revenue-depressing measures on top (e.g.: regulation of intra-EU calls). Once approved, the Code will have to be transposed into national legislations.
In each EU Member State a NRA is responsible for enforcing national telecommunications laws incorporating the EU framework. Companies may challenge the decisions of their NRAs before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.
EU competition law
The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.
The Treaty for the functioning of the EU (TFEU) prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict, or are intended to restrict, competition within the internal market. The TFEU also prohibits any abuse of a dominant competitive position within the EU, or any substantial part of it, that may affect trade between Member States.
The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EC for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they

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significantly impede effective competition in the EU common market. The EC is granted the authority to apply the EU competition framework.
Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.
Recent developments
Currently, the regulatory debate in the European Union is basically focused on the development of the Telecom Single Market (TSM) Package and the new European Digital Single Market (DSM) Strategy.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

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Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. The regulation also limits any surcharge applied for receiving regulated roaming calls to the weighted average of maximum mobile termination rates across the European Union. On December 13, 2017, the fees were set at 0.0091€ per minute. The implementation of these measures could lead to an increase in both wholesale and retail traffic, the final impact of which may be assessed over the coming months, once the different traffic flows have stabilized.

Additionally, in June 2017, wholesale roaming caps were approved by the EP and the maximum wholesale caps, applicable since June 15, 2017 have been set at the following limits:

◦	0.01 €/SMS;

◦	0.032 €/minute;

◦	data services glide path: 7.7 €/GB (June - December 2017); 6 €/GB (2018); 4.5 €/GB (2019); 3.5 €/GB (2020); 3 €/GB (2021) and 2.5 €/GB (2022).

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Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

On August 30, 2016, the European Regulatory Authority ("BEREC") issued non-binding guidelines to the NRAs to monitor the application of the so-called "net neutrality and roaming Regulation" (EU Regulation 2015/2120). This guidance may directly impact Internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices and increase transparency requirements on the Internet access services.
Digital Single Market
During 2016 and 2017 the EC issued many initiatives within the policy known as Digital Single Market which was adopted on May 6, 2015.
Among the most relevant initiatives we can find the following:

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•	Package of measures to boost the Connectivity in the Single Digital Market - towards the European Gigabit Society.

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Network and Information Security: Directive 2016/1148 of the EP and of the Council of July 6, 2016 concerning measures for a high common level of security of network and information systems across the Union entered into force on August 9, 2016. Member States have 21 months to transpose this Directive into their national laws and six additional months to identify operators of essential services (traditional critical infrastructures). According to the Directive, the providers of essential facilities are obliged to take appropriate security measures and report incidents to the national authorities.

•	Content Package:

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On May 25, 2016 the EC launched a proposal for a revised Directive on the provision of audiovisual media services. The proposal includes some specific obligations for video sharing platforms related with minor’s access to harmful content and those to protect citizens from hate speech and violence. Regarding the promotion of European productions, the rules have increased the minimum levels reserved to certain contents so that video-sharing platforms must reserve at least 20% of European productions to on-demand services. Moreover, Member States may impose financial contributions (direct investments or levies allocated to national funds) to on-demand services established in a different Member State but targeting national audiences.

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On June 14, 2017, EU Regulation 2017/1128 of the EP and of the Council on cross-border portability of online content services was adopted. It will enter into force on July 20, 2018 and seeks to ensure that subscribers to online content services provided in their Member States of residence are able to access these services and use them when they are temporarily in other Member State which is not their Member State of residence.

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The Geo-Blocking Regulation proposed by the EC in May 2016 as part of the Digital Single Market tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. In November 2017, the three European Institutions agreed on a Proposal for a Regulation to end unjustified geoblocking, a proposal which has to be confirmed by the plenaries of the EP and the Council of the EU. The final text has reached an agreement on some of the controversial points; in particular, copyright protected non-audiovisual content ended up being left out of the scope of the Regulation. This outcome is a positive result for rights holders and for pay TV services industries. The Regulation will enter into force nine months after its publication and two years thereafter the text will be revised by the EC to evaluate whether or not copyright protected content will be included under the scope.

•	Copyright Package: The EC presented a legislative package proposal in September 2016. Regarding the Cable and Satellite Proposal Regulation the proposal contains two main rules:

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to allow broadcasters that offer across borders online services that are ancillary to their broadcasting (catch up and simulcasting) to do so by clearing rights only in the Member State where they have their principal establishment (so-called “country of origin principle/ COP); and

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to extend the mandatory collective management of cable retransmission rights to other closed networks (as opposed to the open Internet), such as IPTV. All right holders, with the exception of broadcasters, would only exercise their retransmission rights through the mandatory collective administration regimen.

The EP and the Council have adopted their respective positions on the proposed Regulation and will start trilogue discussions (between the EC, the EP and the Council) early 2018. The Regulation could be adopted by June 2018.
Regarding the Copyright Directive proposal, the main issues addressed therein are a further capacity of choice and access to online content and cross-border access. The proposal extends the scope of application of some

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exceptions and limitations in the fields of education, text and data mining for scientific research, cultural heritage and to improve a sustainable and a better balanced contractual relationship between authors and industries. It also requires certain online content platforms to take certain technological measures (including content recognition technologies) in favor of certain online intermediaries in order to prevent access to copyright infringing content.
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, will be directly applicable in all member States in Europe from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover. The future ePrivacy Regulation is not expected to be adopted before end-2018.
On the other hand, the EC adopted a decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. The Privacy Shield has been challenged before the EU´s General Court by civil-society groups, but the admission of their appeals is still pending. After consulting with industry agents, NGOs and data protection national authorities, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield. The EC considers that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens being transferred to Privacy Shield-compliant companies in the US. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant.
Regarding spectrum, on December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022. Member States are expected to adopt and make public their national plans for releasing this band by June 30, 2018.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefonica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SPM, the CNMC imposed specific obligations to

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Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
Fixed call termination market on individual networks
In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. In fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (IRO).
Mobile market
Mobile network call termination
In May 2012, the CNMC established the wholesale price at 0.0109 €/minute as from July 2013. In July 2017, the NRA initiated the proceeding for the market analysis through a public consultation. Afterwards, in November 2017, the CNMC submitted to the EC its proposal on new mobile termination rates (MTRs) for all mobile operators, set at 0.0064€/min as from January 2020 (0.0070 €/min as between its entering into force and December 31, 2018 and at 0.0066€/min during the year 2019), which entails a decrease of 40% in comparison with the current levels. A final decision was adopted in January 2018 setting the rate at 0.0067 €/min during the year 2019.
Mobile Virtual Network Operators
In April 2017, the CNMC adopted a Decision considering that the access services and origination in public mobile telephone networks market is a competitive market and abolishing the current obligations applicable to Mobile Virtual Network Operators (MVNOs).
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. It is anticipated that this Resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, due to the mandatory granting of access to other operators to its fiber network, and due to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica de España.
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica´s fiber network. On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.
In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators. The final decision is not expected before mid-2018.

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Universal service obligations
Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (January 1, 2017 - December 31, 2019), with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location. In addition, Telefónica de España was also designated the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers for one-year period (January 1 - December 31, 2017), Telefonica Telecomunicaciones Públicas, S.A.U. has been designated as the operator responsible for the provision of a sufficient supply of public payphones for one-year period (January 1 - December 31, 2017).
In both, cases, there have been an extension for the provision of directories and pay phones and their provision will remain in force within the scope of Universal Service until December 31, 2018, by Telefónica de España S.A.U.
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union, and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)
The Resolution the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecom Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. At the end of July 2016, the Act for better information exchange when combating international terrorism entered into force. This act inter alia amends article 111 TKG, which rules which customer data need to be collected and stored prior to access activation.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.

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Spectrum
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures the regulatory agency for electricity, gas, telecommunications, post and railway (BNetzA) published a paper on the key elements in June 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group submitted its request for frequencies by the imposed deadline of September 30, 2017 and commented on the key elements. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the frequency band of 26 GHz.
The transparency regulation promulgated by BNetzA enters into force
The legal regulation with measures to increase transparency in telephone and internet services in the mobile and fixed-line segments, which was issued by BNetzA to strengthen consumers´ rights, largely entered into force on June 1, 2017. The remaining provisions came into force on December 1, 2017. Among other things, the regulation includes provisions on cost control, the review and documentation of contractually agreed data transfer rates, and the provision of information on contract content to customers prior to conclusion.
Market reviews
Mobile termination rates (MTR)
The MTR of 0.0166 €/minute expired end of November 2016. By means of a decision dated March 6, 2017, BNetzA approved the final mobile termination rates (MTR), which had been provisionally approved on November 30, 2016. From December 1, 2016, the rates of 0.011 €/minute were validated. The rates dropped to 0.0107 €/minute on December 1, 2017 and, as of December 1, 2018, the rates will further drop to 0.0095 €/minute. These rates were symmetrically approved for all mobile operators. They are effective until November 30, 2019. The rates were approved on the basis of pure Long Run Incremental Costs (LRIC), which is the new cost model for the calculation of MTRs.
Fixed termination rates (FTR)
The FTR of 0.0024 €/minute expired at the end of December 2016. For the period thereafter, BNetzA provisionally approved rates of 0.0010 €/minute in its decision dated January 25, 2017 and confirmed them in its decision dated October 20, 2017. The rates are symmetrical for all regulated fixed network operators for the period from January 1, 2017 to December 31, 2018. The rates for Telekom Deutschland were finally approved in July 2017 and the rates for all other fixed network operators, including the Telefónica Deutschland Group, were set based on a comparison with those rates of Telekom Deutschland.
BNetzA initiates consultation and market studies on fibre optic infrastructures
On March 14, 2017, BNetzA initiated a consultation process entitled “Issues in rate regulation for FttH/B-based wholesale products with a view to the development of fibre optic infrastructures capable of high performance”. The study investigates how the accelerated development of fibre optic networks can be supported by regulations. The consultation deals with the rate-related aspects of regulation. The future regulation could result in a departure from the current cost-based regulation. Any changes to the current regulatory standard are expected by the end of 2018 at the earliest. In a parallel process, BNetzA initiated a market study on the requirements for regulation and the existence of SMP relating to the so-called 3a markets (wholesale local access provided at a fixed location) and 3b markets (wholesale central access provided at a fixed location for mass-market products). The key aspect of this study is whether FttH/B-based wholesale products will continue

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to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. This study is a pre-requisite for any rate regulation. Initial decisions will be adopted in the second quarter of 2018 at the earliest.
Introduction of a regulated wholesale product “Super Vectoring” by Telekom Deutschland
Telekom Deutschland AG (Telekom) has announced that it expects to expand its product offering as part of the regulated wholesale service “Bitstream Access” through “Super Vectoring” connections from August 2018. This would significantly increase the potential bandwidth of very-high-bit-rate digital subscriber line (VDSL) connections compared with today. Telekom is required to offer competitive prices on the wholesale service market; however, it is not yet known what these prices are. The Telefónica Deutschland Group expects to improve its competitive position in the fixed line market as a result of this product.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.
The main licenses and concessions held by Telefonica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.495 ppm. Ofcom is proposing to reduce those rates by 10% over a three-year period commencing on April 1, 2018.
Spectrum
Telefónica United Kingdom has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the UK landmass, both by the end of 2017, to be maintained, thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.
In a decision dated July 11, 2017, Ofcom proposed to auction 2.3 GHz spectrum (which is available for "immediate use") and 3.4 GHz spectrum (which may be used for 5G services), subject to two competition measures. These measures set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. That decision was appealed by both BT/EE and H3G. Both appeals were rejected in a ruling dated December 20, 2017. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica United Kingdom expects the bidding to start in March 2018.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

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Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.
The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).
On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
The main licenses and concessions held by Telefónica in Brazil are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Licenses
In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service currently provided under both regimes is the Fixed Switched Telephony Service (STFC). All other services are provided under the private system only.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) that the net value of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) was estimated to total 8,763 million Brazilian reais as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefonica must update this information by April 30, 2018 by sending the list and value of the reversible assets held as of December 31, 2017. In principle, the assets assigned to the provision of STFC were considered reversible assets, and thus, supposed to be reverted to the Federal Union at the end of the concession agreement.
In this sense, a bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses, but it has been challenged before the Federal Supreme Court due an alleged procedure misstep. Outcome of this lawsuit is uncertain, although the Senate's board may overcome it sending the bill for voting in the Plenary (such action depends on political environment which is also unclear). In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In addition, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. However, the final version has not been executed yet because the amendment to the concession agreement has not been finalized yet.
In the remaining states of Brazil, Telefônica Brazil provides local, and long-distance and international STFC service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.
Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brazil are those associated with the exploitation of mobile services and are described in the licenses section.
In 2014, ANATEL auctioned radiofrequencies licenses in the 700MHz frequency and Telefônica Brazil acquired the license to use one of the bands. According to the bidding notice, the successful bidders were required to incorporate an independent entity to manage the whole reframing process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Successful bidders should also provide such entity with the

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financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such reframing which is scheduled to be concluded by December 2018.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo; (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; and (v) national roaming market throughout Brazil.
Operators without SMP are entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region (despite the fact that there is a pending administrative proceeding before ANATEL challenging such disposition). Operators without SMP are entitled to charge mobile termination fees (VU-M) up to 20% higher than the highest VU-M adopted by mobile operators with SMP in the same region.
Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed article 42 of the Appendix I of the General Plan of Competition Goals (PGMC), and established a decreasing “bill and keep” between SMP and the non-SMP operators: 50/50% between 2018 and 2019 and “full billing” in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome. Accordingly, the VU-M values (in Brazilian reáis) for 2017 applicable to Telefônica Brazil were the following: i) Region I: 0.04928; ii) Region 2: 0.05387; and iii) Region 3: 0.06816.
On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which may address changes in the relevant markets regulated by the PGMC and in VIVO’s identification as an operator with SMP in the regulated markets. The mentioned public consultation was available for comments until March 22, 2017 and ANATEL is expected to deliberate on the new regulations during 2018.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014, among others.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market, imposing it specific

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measures with asymmetric obligations in order to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for America Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent.
The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple licenses to use a public telecommunications network and to use spectrum for the provision of mobile and fixed local service nationwide, long distance and public telephony.
On March 7, 2017, Pegaso PCS entered into an agreement whereby Servicios de Acceso Inalámbricos, S.A. de C.V. (SAI) assigned to Pegaso PCS all rights and obligations derived from its concession to the frequency band of 1900 MHz, with a total bandwidth of 30 MHz, to provide mobile and fixed wireless services in the Region 8 (conformed by the States of Guerrero, Oaxaca, Puebla, Tlaxcala y Veracruz). Currently, such concession is in a process of term renovation.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 9, 2017, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2018. Such MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel) at 0.028562 Pesos per minute, while for the non-preponderant ones they were set at 0.112799 Pesos per minute. These rates were calculated using the same method that was used in 2017 but adjusting the variables in the cost model.
On June 21, 2012, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) declared admissible the international arbitration filed by Telefónica, S.A. against Mexican United States. Telefónica, S.A. filed a lawsuit on September 20, 2013, claiming damages incurred as a consequence of several decisions of different Mexican regulatory and administrative bodies in interconnections disputes regarding MTRs. Mexican United States replied on February 28, 2014. On June 26, 2014, Telefónica filed its response and on October 17, 2014 Mexico filed its rejoined (dúplica).
Considering that, on the one hand, Mexico had substantially modified its Constitution regarding telecommunications in June 2013, approving a Federal Telecommunications Law in August 2014 and that, on the other hand, Telefónica México, under this new regulatory framework, was reaching voluntary agreements with other operators to resolve interconnection disputes from previous years, Telefónica, S.A. and the Mexican state entered into negotiations for a joint and friendly withdrawal from international arbitration. This led to the suspension of the procedure on March 18, 2016. In January 2018, a joint dismissal was presented by both parties before the arbitration tribunal, requesting the tribunal to finalize the arbitration. Such finalization will be agreed in the following weeks.
Foreign ownership/restrictions on transfer of ownership

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Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.
Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage. It also set forth the mandatory application of “Granted Retransmission” when two requirements are met: (i) digital coverage for at least 85% of the total population in the service area and (ii) the “must carry” of, at less four regional channels (as long as it is technologically feasible and the service area remains unaltered) is fulfilled. It also established that football matches of Chilean national soccer team would be broadcasted by free-to-air channels. On April 15, 2015, SUBTEL published in the Official Journal the Digital Broadcasting TV Plan.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz concession established an obligation for Telefonica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In September 2015, Decree No. 71/2015 of the Ministry of Transport and Telecommunications was published in the Official Journal, which granted to Telefonica Móviles Chile a service concession for transmitting data on the 713-748 MHz and 768-803 MHz frequency bands. A frequency block at the national level of 2x10 MHz was also awarded to the company through an auction procedure. The deadline to start providing the services contained in the commercial project expired on September 14, 2017, and for locations, routes and compulsory schools (remunerations) expired on March 14, 2017. Due to causes of force majeure, certain areas and mandatory routes were authorized to start services on October 30, 2017. Both the commercial project and the considerations received were accepted by the regulator within the committed deadlines.
Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
The Ministries set maximum tariffs under efficient operator model basis.

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Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy.
Interconnection
Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
A Tariff Decree regarding fixed termination rate was adopted for the 2014-2019 period. The new tariff came into force on May 8, 2014, and it applied a reduction of 37% from the one demanded the previous period. Regarding the mobile network, a Tariff Decree has been approved for the 2014-2019 period. Such Tariff Decree came into force on January 25, 2014, and it implied a reduction of 76.4% from the previous tariffs.
As of the end of December 2017, a new tariff setting process began for the five-year period 2019-2023.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC´s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones). Additionally, the Decree No. 1340/2016, which was published on January 2, 2017 instructed the Ente Nacional de Comunicaciones to issue new regulations during 2017 which would ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and would enable the reassignment of frequencies previously granted to other providers. Furthermore, it confirmed the authorization to Telefónica de Argentina and Telefónica Móviles Argentina to provide broadcasting services by subscription from January 1, 2018 in the cities of Buenos Aires, Córdoba y Rosario, while a mechanism is established for the rest of the country based on the protection of small and medium-size providers and cooperatives. Finally, some standards were set forth in the law for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.
Furthermore, “Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to such law. The enforcement authority is assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Since the promulgation of the “Argentina Digital” legal framework No. 27078, the licenses system became a license-only system, without prejudice to the corresponding inscription of each service in the terms that the Authority of Application determines, and has national scope. For this purpose, the legal framework contained

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transitional provisions under which licenses outstanding at the time of the promulgation of that Act that were called “Single Telecommunication Service License” would be considered under the new regime as “Single Argentina Digital License” with the same content, scope and effects.
Otherwise, Argentina Digital Act No. 27078 ruled that the telecommunication licensees may require a license to provide subscription television services, except those provided through a satellite link. Nevertheless, from the promulgation of the Decree No. 267/2015, amending the aforementioned Act, some telecommunication licensees, including Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., may provide broadcasting services by subscription since January 1, 2018 in certain areas and will be able to progressively extend to others.
Prices and tariffs
Additionally, the “Argentina Digital” legal framework establishes that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also allows the enforcement authority to regulate the tariffs and prices of essential public services and those other services that such authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, until the secondary legislation is adopted, or until the new regime is duly regulated and the enforcement authority so provides, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
Colombia
General regulatory framework
In Colombia, telecommunications are a public service subject to state regulation and oversight. Law 1341/09 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC, and the authority in charge of the spectrum is the Agencia Nacional del Espectro or ANE.
The Colombian competition law is included in Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on restrictive trade practices. The Superintendent of Industry and Commerce is the Colombian competition authority.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Colombia Telecomunicaciones S.A. ESP (ColTel) adopted on November 8, 2011 the general entitled regime of approval established in law No. 1341 2009, which allows ColTel to continue providing network and communications services, like added-value services, carrier national services and mobile services, amongst others. In addition, ColTel holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH), which was renewed on February 22, 2017.
The Ministry of Information Technologies and Communications (ITC) issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, ColTel (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government

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of the Colombian Nation) renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. Law 422 of 1998 and Law 1341 of 2009 clarified that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but clarified that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. On July 1, 2016, the co-defendant concession holders (including ColTel) filed a response to the claim prompted by the ITC. The arbitration award was rendered on July 25, 2017 and was not favorable for the co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian Pesos, after finding on August 4, 2017 that an arithmetic error led to a minor amendment decreasing the amount contained in the original award from July 25, 2017. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file an International Centre for Settlement of Investment Disputes (ICSID) claim after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the Comisión de Regulación de Comunicaciones (CRC) published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 COP per minute and 4.3 million COP per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 COP per minute and 9.8 million COP per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks. In addition, the conditions for national roaming have been amended.

Value/year/ COP$	2018
Charge per minute	10.99
% Reduction	42.2%
Capacity Charge	4,273,389.92
% Reduction	43.9%
Prices and tariffs

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The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS´s).
Television services
The Colombian national TV authority (Autoridad Nacional de Televisión or ANTV) published the payment regime applicable to subscription television operators for providing their services, which has been in force since November 1, 2017. This regime sets forth variable tariffs based on income or fixed tariffs per user (whichever is higher), based on the population of each municipality and aiming at reducing the current level of fees.

Fee	Population	2017-2018		2019->
Variable tariffs	>100,000	1.0%	$340	0.8%	$272
	<100,000	0.4%	$88	0.3%	$66
Compensation	>100,000	4.9%	$1,666	4.3%	$1,462
	<100,000	1.0%	$220	0.5%	$110
Fixed tariffs	$11,462,644
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica del Perú, S.A.A. provides nationwide fixed electronic communications services pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements had a 20-year term, subject to partial renewals for additional periods of five years up to a maximum of 20 years. To date, three partial renewals have been approved and, consequently, the concession agreements have been extended until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed

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telecommunications services for five additional years. This proceeding is still pending. The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
Prices and tariffs
Tariffs for fixed telephony services must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.
Interconnection
OSIPTEL started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.

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Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2017 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz (TDD)	5		2020	(1)
	2100 MHz	29.6		2020	(1)
	2600 MHz	40		2030
	2600 MHz	20	(2)	2030
	3,5 GHz	40		2020	(1)
United Kingdom	800 MHz	20		Indefinite	(3)
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz (TDD)	5		Indefinite
	2100 MHz	20		Indefinite
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	1900 MHz (TDD)	5		2025
	1900 MHz (TDD)	5		2020
	2000 MHz (TDD)	14.2		2025
	2100 MHz	39.6		2020
	2100 MHz	29.7		2025
	2600 MHz	60		2025
	2600 MHz (TDD)	20		2025
	3,5 GHz	42		2021

(1) Expected extension until April 18, 2030.
(2) Regional licenses in Madrid and Melilla.
(3) Initial term of 20 years.

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BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date
Brazil (10)	450 MHz	14		2027	(1)
	700 MHz	20		2029
	850 MHz	25	(2)	2020-2028	(3)
	900 MHz	5	(4)	2020-2023	(5)
	1800 MHz	20	(6)	2020-2023	(5)
	1900 MHz	10	(7)	2022
	2100 MHz	20-30	(11)	2023
	2500 MHz	40	(8)	2027-2031	(9)
(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2) Except regions 2', 4', 6', 7' and 10.
(3) Regional licenses: expiration and renewal dates are dependent on the region. The license in Rio de Janeiro is due to expire in 2020.
(4) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7' and 10.
(5) Regional licenses: expiration and renewal dates are dependent on the region. The license in MG Interior is the first to reach its renewal date in 2020.
(6) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7) Only in region 10. The licenses can be disabled and migrated to 2100 MHz frequency (3G technology). This depends on Anatel’s approval.
(8) 40 MHz is the most common bandwidth, but it is 60 MHz in some regions.
(9) Band X will expire in 2027 and Band P will expire in 2031.
(10) Telefónica Brazil uses high frequency spectrum in all regions of Brazil; the same will apply with low frequency spectrum once the 700 MHz frequency is usable. Until then, the operator uses spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.
(11) 30MHz in regions where the bandwidth from 1900 MHz frequency has been migrated to 2100 MHz frequency.

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HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2032	(1)
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2032	(1)
	3,5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033	(3)
	2600 MHz	40	2043
	2600 MHz	12	2038	(4)
	3,5 GHz	50	2037	(5)
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(6)	850 MHz (Reg. 1, 2, 3, 4)	20	2025
	850 MHz (Monterrey y alrededores)	1.92	2025
	1900 MHz (Reg. 1)	40	2018/2030	(7)
	1900 MHz (Reg. 2)	50	2018/2030	(8)
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030	(9)
	1900 MHz (Reg. 4)	50	2018/2030	(10)
	1900 MHz (Reg. 5)	50	2018/2025/2030	(11)
	1900 MHz (Reg. 6)	60	2018/2030	(12)
	1900 MHz (Reg. 8 - Guerrero, Oaxaca, Puebla, Tlaxcala y Veracruz)	30	2018
	1900 MHz (Reg. 9 – México D.F.)	70	2018/2025/2030	(14)
Peru	450 MHz	10	2028	(15)
	700 MHz	30	2036
	850 MHz	25	2030	(16)
	900 MHz (Lima y Callao)	10	2028
	900 MHz (Resto de provincias)	16	2028	(17)
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima y Callao)	25	2030
	1900 MHz (Resto de provincias)	25	2018
	3,5 GHz	50	2027	(15)
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2022/2024	(18)
	1900 MHz	40	2033
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3,5 GHz	50	2026	(15)
Costa Rica	850 MHz	10.6	2026
	1800 MHZ	30	2026
	1800 MHz	20	2032
	2100 MHz	20	2026

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	2100 MHz	20	2032
El Salvador	850 MHz	25	2018
	1900 MHz	30	2021
Guatemala	1900 MHz	80	2034
Nicaragua	700 MHz	40	2023
	850 MHz	25	2023
	1900 MHz	60	2023
	1700 MHz/2100 MHz	40	2023
Panama	700 MHz	20	2036
	850 MHz	25	2036	(19)
	1900 MHz	20	2036	(19)
(1) The date will be confirmed when the 700 MHz band is released.
(2) Only in 37 locations. Restricted to Fixed applications.
(3) 20 MHz expires in November 2032; 10 MHz in April 2033.
(4) Only in Metropolitan Region.
(5) Only in Aysén and Punta Arenas.
(6) Two different communication licenses, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.
(7) 30 MHz expires in 2018; 10 MHz in 2030.
(8) 30 MHz expires in 2018; 20 MHz in 2030.
(9) 10 MHz expires in 2018; 20 MHz expires in 2025; 30 MHz expires in 2030.
(10) 40 MHz expires in 2018; 10 MHz in 2030.
(11) 10 MHz expires in 2018; 20 MHz expires in 2025; 20 MHz expires in 2030.
(12) 30 MHz expires in 2018; 30 MHz expires in 2030.
(13) 10 MHz expires in 2018; 20 MHz expires in 2025.
(14) 30 MHz expires in 2018; 10 MHz expires in 2025; 30 MHz expires in 2030.
(15) Restricted to Fixed applications.
(16) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(17) Used in rural areas.
(18) 10 MHz expires in 2022; 10 MHz in 2024.
(19) Renewal agreement reached in February 2014.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.
Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

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ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR y SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7'	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3
MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO y GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33
SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado)
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado)
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca)
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalities of the North Region)
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche
Region 6	Jalisco (excluding municipalities of the Central Region), Michoacán de Ocampo, Nayarit, Colima
Region 7
Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles)

Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala
Region 9	State of México, Distrito Federal, Hidalgo, Morelos

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2017 Consolidated Management Report
Business model
Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way.
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”. Telxius' financial figures are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (Telefónica Peru and Telefónica Chile) segments and the international submarine fiber optic cable (which had been previously reported under "Other companies and eliminations").

The Telefónica Group’s strategy aims to:

•	Enhance value through:

◦	Offering good connectivity, for which our infrastructure management and our continuous investment in network are key. We aim to return control over the data to our customers.

◦
Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify services, such as video or digital services, through unique, simple and clear offers.

◦	Providing increased customer value and customer experience with improved digital access, aiming to offer the best products, solutions and contents.

•	With the following enablers:

◦
End-to-end digitalization: seeking the reduction of our legacy investments to increase virtualization, the reduction of physical servers, data centers and applications, the digitalization of IT systems and processes and the digitalization of front and back office, in order to be able to offer a true digital experience to our customers.

◦	Big data and innovation to add value to our customers and return the control over data to our customers.

◦	Continued focus on capital allocation in our legacy investments and the simplification of processes in order to continue investing.

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Trend evolution
In 2017, Telefónica made progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•
Firstly, Telefónica preserves a business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 68 million smartphones accesses, 3.3 million Pay TV accesses and 9.2 million fiber accesses during the 2015-2017 period. Additionally, average revenue per access increased by 4.1% year-on-year over the 2016-2017 period, from a year-on-year increase of 2.8% over the 2015-2016 period.

•
Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, resulting in a positive trend in average revenue per access in the majority of our markets.

•
Thirdly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call centre costs reduction); and improving sales channels with a more efficient back office. All these measures allow resource liberation, resources that can be used for improving network. In 2014 we began to prepare our digitalization, designing in 2017 a program that includes from the systems that will facilitate that digitalization, the processes we have to adapt to achieve our digitalization targets that allow us to improve the service for our customers and achieve savings.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2015-2017 period.

•
First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not completely offset by the increase in tariffs.

•
Third, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, the regulators have progressively reduced in recent years the fixed rates that Telefónica charges for calls received from other companies’ networks; the new roaming-out regulation (“Roam Like At Home” - RLAH); and the arbitration award of 470 million euros affecting Telefónica Colombia in relation to the reversion of certain assets used for the provision of services under old concession agreements.

•	Fourth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•
Fifth, in the last three years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2016 as well as in 2017.

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The positive result of the strategy with focus on sustainable and profitable growth is reflected in an upward trend in key market indicators as the operating cash flow (OIBDA-Capex) and net income. The operating cash flow continues its growth and was up 123.6% year-on-year over the 2016-2015 period and 21.0% over the 2017-2016 period. These better results were also seen in the net income, which increased by 16% over the 2017-2016 period.

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Services and products
New digital technologies are the main driving force of social and economic transformation today. This premise is the basis upon which we build our vision: we want to provide access to digital life, using the best technology and without leaving anyone behind.
Connectivity is our ally in reducing the digital divide and, due to our fixed and mobile network infrastructure and the services we develop around it, we can aid progress in the communities in which we operate.
To move towards this vision, at Telefónica we work on three basic fronts:
1) Providing access to technology through digital inclusion, in other words, by means of network roll-out and an accessible and affordable offer for all sectors of the population.
2) Developing innovative services that add value to our connectivity and which we develop through innovation: Big Data, the Internet of Things (IoT), eHealth, digital education and eFinances.
3) Incorporating sustainability principles across all of our product development processes.
Mobile business
Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of the regions in which it operates in Latin America.
Fixed-line telephony business
The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•
Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate

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communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•
Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•
Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators; and local loop leasing under the unbundled local loop regulation framework. It also includes bit stream services, wholesale line rental accesses and leased ducts for other operators' fiber deployment.

Digital services
The main highlights in services developed by Telefónica Digital are:

•
Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In some markets, advanced pay TV services are also offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms), Digital Video Recording (DVR), Multiscreen (all contents in everywhere), CatchUp contents, third party contents and Cloud Video Services (such as Last 7 days, RestartTV and Cloud DVR). In addition, Telefónica offers accessible content in Spain with subtitles, audio description and sign language functionalities through the Movistar+ 5s service, the aim of which is to contribute toward the inclusion of disabled people across the country.

•	IoT (Internet of Things): Telefónica’s Global IoT portfolio includes:

•
Smart Connectivity: connectivity services for machines, mainly handled through two connectivity platforms, managed by the Group, Smart m2m (developed and owned by Telefónica) and "Jasper" (developed by third parties).

•
Smart Services: end-to-end solutions that include "device + connectivity + application". These solutions are mainly aimed at i) the mobility management of vehicles, assets and/or people, ii) the efficient management of energy consumption and iii) support to the retail sector. We provide high technology services to industrial sectors to optimize their operations and/ or enhance their services.

•
Consumer IoT: products focused on the B2C segment, including end-to-end services in mature categories by technology and market (e.g. connected cars, trackers) and connectivity offer for consumer devices.

•
Financial services and other payment services: These services allow customers to make money transfers, payments and mobile recharges, among other transactions, through prepay accounts or bank accounts.

•	Security services: Telefónica Global Security portfolio includes:

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•
Electronic Security: services designed to guard the security and integrity of a customer's physical assets, mostly corporate assets (such as nodes and communications networks in malls, corporate and representative buildings, etc.)

•
Information Security: tools protecting information in end-user devices and communications, fixed and mobile, networks, as well as protecting customers' digital identity. These services include the in-house services developed by 11Paths

•
Cloud computing services: Telefónica offers private, public and hybrid cloud services that allow enterprises of all sizes to manage IT infrastructure more effectively, supporting companies at every stage of the IT life cycle. Our approach is based on an end-to-end management, from the devices to the data source, Data Center services and cloud-based applications, through best-in-class technology. All of which is complemented by Telefonica’s best corporate secure communications services.

•
Advertising: A portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as SMS/MMS messaging may be used alongside with new channels like programmatic display and sponsored connectivity. All of which leverage on our customer data in order to send messages to the correct target as well as to generate post-campaign brand analysis.

•
Big Data: Includes the product families designed to help decision making in different industries such as retail, finance, transport, government, etc., based on customer data. There are three subgroups: (i) “business insights”, that provides information for decision making based on advanced analytical products developed from data generated in our network and systems; (ii) “consultancy and analytics”, which includes professional services, expertise on strategy, data science and data engineering; and (iii) “tools and infrastructure”, that provides advanced technology for data management, storage and exploitation.

•
Digital Telco Experience: Includes “Novum”, the global solution that aims to provide a E2E digital experience to our customers. Its main features include account Management, eCare, Cloudphone and Aura interaction.

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2017 highlights
2017 was characterized by positive growth in OIBDA and operating cash flow (OIBDA-CapEx), up by 7.1% and by 21.0% respectively y-o-y in reported terms. Furthermore, the Company continued its transformation process with 44.4 million premises passed ready to use FTTx, additionally, the LTE coverage reached 72% as of December 31, 2017 (+11 p.p. y-o-y), which mainly explains the maintenance of CapEx over revenues of 16.7%. The Company closed the year with a total of 343 million accesses, (down 1.9% y-o-y), explained by the decrease in prepay and fixed voice. In line with our strategic focus to grow in high value customers, post-pay customers grew by 4.6% year-on-year, reaching 116 million customers, while UBB customers reached 11 million customers at December 31, 2017, representing a 20% increase year-on-year.
In 2017, revenues totalled 52,008 million euros, down 0.1% compared to 2016 in reported terms (+3.4% in organic terms). OIBDA totalled 16,187 million euros in 2017, up 7.1% in reported terms. In organic terms, OIBDA was up 5.3%, mainly due to the positive evolution of all regions and offsetting the lower service revenues in Spain. In 2017, operating income, was 6,791 million euros, up by 24.2% as compared to 2016 in reported terms (+14.1% in organic terms), which included depreciation and amortization of 9,396 million euros, down by 2.6% as compared to 2016 in reported terms.
Telefónica’s total accesses totaled 343.5 million as of December 31, 2017, decreasing by 1.9% year-on-year, as a result mainly of the reduction of the prepaid base in Telefónica Hispanoamérica and Telefónica Germany. By service, there was increased commercial activity related to high value customers, resulting in a growth of the contract mobile segment (smartphones and LTE), fiber and Pay-TV. Accesses in Telefónica Hispanoamérica decreased by 3.6% year-on-year (representing 38% of the Group’s total accesses as of December 31, 2017) and accesses in Telefónica Germany decreased by 3.5% (representing 14% of the Group’s total).
The below table shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	38,280.1	36,898.6	(3.6%)
Internet and data accesses (2)	21,652.1	21,864.6	1.0%
Broadband (3)	21,194.9	21,417.5	1.1%
FTTx/Cable	9,137.6	10,961.6	20.0%
Mobile accesses	276,450.0	271,766.9	(1.7%)
Prepay	165,663.2	155,868.5	(5.9%)
Contract	110,786.8	115,898.4	4.6%
M2M	14,002.0	16,137.2	15.2%
Pay TV	8,289.0	8,467.7	2.2%
Final Clients Accesses	344,671.1	338,997.9	(1.6%)
Wholesale Accesses	5,300.9	4,460.2	(15.9%)
Total Accesses	349,972.1	343,458.1	(1.9%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

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The below table shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2017		2016	2017
Spain	(0.6%)	11.8%	11.9%
United Kingdom	(1.7%)	7.4%	7.4%
Germany	(3.5%)	14.1%	13.9%
Brazil	0.7%	27.8%	28.5%
Hispanoamérica	(3.6%)	38.8%	38.1%
Others	28.9%	0.1%	0.2%
Mobile accesses totaled 271.8 million at December 31, 2017, down 1.7% compared to December 31, 2016. The decrease in prepaid accesses (-5.9% year-on-year) more than offset the increase in accesses in mobile contract (+4.6% year-on-year), which continued to increase their weight over total mobile accesses reaching 42.6% (+2.6 p.p. year-on-year).
Smartphone accesses grew (up 7.9% year-on-year), totaling 158.7 million accesses and reaching a penetration rate over total accesses of 63.0% (+5.9 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.4 million at December 31, 2017, up 1.1% year-on-year. Fiber accesses stood at 11.0 million at December 31, 2017 compared to 9.1 million in 2016.
Pay TV accesses totaled 8.5 million at December 31, 2017, growing 2.2% year-on-year, due to the growth in Telefónica Spain (5.2% year-on-year), that expanded its TV offer to the whole Fusión base and in Telefónica Hispanoamérica (3.9% year-on-year) where all countries offering this service grew.
The table below shows the evolution of our estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2016	2017
Spain	29.7%	29.3%
United Kingdom	26.9%	26.3%
Germany	37.9%	36.9%
Brazil	30.2%	31.7%
Argentina	33.3%	32.8%
Chile	32.6%	32.2%
Peru	44.0%	36.8%
Colombia	23.4%	24.4%
Venezuela	37.8%	39.1%
Mexico	24.2%	22.0%
Central America	29.9%	28.4%
Ecuador	30.7%	30.0%
Uruguay	33.0%	34.2%
(1) Internal estimation in both years.

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	FBB Market Share (1)
Telefónica	2016	2017
Spain	42.5%	40.6%
Brazil	27.9%	26.5%
Argentina	28.4%	24.1%
Chile	36.5%	34.6%
Peru	78.7%	73.9%
Colombia	16.3%	15.3%
(1) Internal estimation in both years

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2017/2016 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for 2017 and 2016. Changes in the Group’s consolidated income statements for 2016 and 2015 are discussed in a separate section further below.

	Year ended December 31				Variation
Consolidated Results	2016		2017		2017 vs 2016
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	52,036	100.0%	52,008	100.0%	(28)	(0.1%)
Other income	1,763	3.4%	1,489	2.9%	(274)	(15.5%)
Supplies	(15,242)	(29.3%)	(15,022)	(28.9%)	220	(1.4%)
Personnel expenses	(8,098)	(15.6%)	(6,862)	(13.2%)	1,236	(15.3%)
Other expenses	(15,341)	(29.5%)	(15,426)	(29.7%)	(85)	0.5%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,118	29.1%	16,187	31.1%	1,069	7.1%
OIBDA Margin	29.1%		31.1%			2.1 p.p.
Depreciation and amortization	(9,649)	(18.5%)	(9,396)	(18.1%)	253	(2.6%)
OPERATING INCOME	5,469	10.5%	6,791	13.1%	1,322	24.2%
Share of (loss) income of investments accounted for by the equity method	(5)	0.0%	5	0.0%	10	c.s.
Net financial expense	(2,219)	(4.3%)	(2,199)	(4.2%)	20	(0.9%)
PROFIT BEFORE TAX	3,245	6.2%	4,597	8.8%	1,352	41.6%
Corporate income tax	(846)	(1.6%)	(1,219)	(2.3%)	(373)	44.1%
PROFIT FOR THE YEAR	2,399	4.6%	3,378	6.5%	979	40.8%
Attributable to equity holders of the Parent	2,369	4.6%	3,132	6.0%	763	32.2%
Attributable to non-controlling interests	30	0.1%	246	0.5%	216	n.m.
Note:
c.s: change of sign
n.m: non meaningful

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2017/2016 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on- year. In particular, we have used the average foreign exchange rates of 2016 for both years.

Foreign exchange rates had a negative impact on our reported 2017 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Venezuela bolivar, and the Argentine peso) and the pound sterling.
The impact of hyperinflationary adjustments in Venezuela has been excluded by reversing such adjustments.

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Foreign exchange effects and hyperinflation in Venezuela decreased revenue growth by 3.2 percentage points and OIBDA growth by 4.7 percentage points.

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2017 and 2016. The main changes in our consolidation perimeter in such years related to the sale of Telefé and the sale of Telecomunicaciones Personalizadas in the last quarter of 2016, and the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2016 comparative figures exclude the consolidated results of Telefé and Telecomunicaciones Personalizadas, and in 2017 we exclude the results of Telebucaramanga, Metrotel and Optecom.

•
Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Telefónica Germany and Telefónica Hispanoamérica, and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Millions of euros	2016	2017
Telefónica Spain	837	165
Telefónica Brazil	40	—
Telefónica Germany	89	82
Telefónica United Kingdom	37	—
Telefónica Hispanoamérica	84	103
Other companies	293	(10)
Total restructuring costs	1,380	340

•	Results of tower sales: the results attributable to the sale of towers in 2017 and 2016 have been excluded.
In 2017, the results from the sale of towers totaled 7 million euros, mainly in Telefónica Hispanoamérica. In 2016, the results from the sale of towers totaled 1 million euros, also in Telefónica Hispanoamérica.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2017 and 2016.
In 2017, these acquisitions totaled 538 million euros, 470 million euros corresponding to Telefónica Colombia, 4 million euros corresponding to Telefónica México, 36 million euros corresponding to Telefónica Centroamérica (21 million euros in Costa Rica and 15 million euros in El Salvador), 27 million euros corresponding to Telefónica Uruguay and 1 million euros corresponding to Telefónica Germany.
In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Peru, 48 million euros corresponding to Telefónica Brazil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have not been included in organic variations.
In 2017 no results have been recorded related to sales of companies. In 2016 the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were excluded. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also excluded.

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•	Impairment of goodwill: the impairment losses on goodwill are not included in organic variations.
In 2017, no goodwill impairments were recorded. The comparative base for 2016 excludes the impairment of the goodwill allocated to Telefónica Venezolana and Telefónica Móviles México, amounting to 124 and 91 million euros, respectively.

•
Other adjustments: the impact of the provision of certain regulatory contingencies is excluded in 2017, amounting to 50 million euros in Telefónica Brazil and 57 million euros in other companies, as well as the provisions recorded in Telefónica Spain to optimize the distribution network in the amount of 13 million euros in 2017 and 18 million euros in 2016. Also the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA).

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA- CapEx:

	YoY variation
TELEFÓNICA 2017	% Reported YoY	% Organic YoY

Revenues	(0.1%)	3.4%
Other income	(15.5%)	(3.6%)
Supplies	(1.4%)	0.6%
Personnel expenses	(15.3%)	3.0%
Other expenses	0.5%	3.7%
OIBDA	7.1%	5.3%
Operating income	24.2%	14.1%
CapEx	(2.6%)	(1.2%)
OpCF (OIBDA-CapEx)	21.0%	12.2%
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2017	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(3.2)	(0.3)	—	—	—	—	—	—
Other income	0.1	—	—	0.4	—	(12.9)	—	—
Supplies	(1.8)	(0.2)	—	—	—	—	—	—
Personnel expenses	(4.3)	(0.8)	(12.7)	—	—	—	—	—
Other expenses	(4.5)	(0.1)	—	—	—	(0.1)	(1.4)	3.2
OIBDA	(4.7)	(0.2)	6.8	—	—	(1.4)	1.4	(0.6)
Operating income	(10.7)	(0.5)	18.9	0.1	—	(3.9)	3.9	(1.8)
CapEx	(3.6)	—	—	—	2.2	—	—	—
OpCF (OIBDA-CapEx)	(6.4)	(0.4)	16.7	0.1	(3.1)	(3.4)	3.5	(1.6)

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Results discussion
Revenues totaled 52,008 million euros in 2017, decreasing 0.1% compared to 2016 in reported terms, impacted by the negative evolution in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.) and the changes in the consolidating perimeter (-0.3 p.p.), which offset the higher revenues of Telefónica Hispanoamérica, Telefónica Brazil and Telefónica United Kingdom. In organic terms (for additional information on organic variations, see "Adjustments made to calculate organic variations"), revenues increased by 3.4%. The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues is Telefónica Spain, representing 24.3% (-0.3 p.p. compared to 2016), followed by Telefónica Hispanoamérica, representing 24.1%, in line with 2016, and Telefónica Brazil, representing 23.1% (+1.8 p.p. compared to 2016).
Since January 1, 2017 Mobile Service Revenues (mainly data revenue) and Fixed revenues have been revised due to different allocation criteria. For comparative purposes, these numbers for 2016 are reported using the same criteria. This change does not affect the total Mobile Business Revenues figures reported for 2016.
Mobile business revenues totaled 32,827 million euros in 2017 (of which 28,677 million euros corresponded to service revenues and 4,150 million euros corresponded to handset revenues), up 1.2% year-on-year in reported terms as a result of the higher revenues of Telefónica Hispanoamérica, Telefónica Brazil and Telefónica United Kingdom, which were partially offset by the negative impact of the evolution in foreign exchange rates and hyperinflation in Venezuela (-4.1 p.p.). In organic terms, mobile business revenues grew by 5.3% despite the regulatory impacts affecting interconnection revenues in some operators of the Group.
Mobile service revenues, which include mobile data revenues, totaled 28,677 million euros in 2017, up 0.9% year-on-year in reported terms mainly explained by higher data consumption. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela the growth was 5.1%.
Mobile data revenues totaled 16,942 million euros in 2017, up 11.5% in reported terms mainly due to higher consumption of data by our customers. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.4 p.p.), the growth of mobile data revenues was 16.8% as a result of the popularization of the use of data with the growth of commercial plans including data-inclusive prepaid plans. Mobile data revenues accounted for 59% of mobile service revenues in 2017, up 5.6 percentage points compared to 2016 in reported terms.
Fixed revenues totaled 18,331 million euros in 2017, up 1.8% year-on-year in reported terms, despite the negative impact of changes in foreign exchange rates and hyperinflation in Venezuela (-0.1 p.p.). Excluding such impact, fixed revenues increased by 1.9% as a result mainly of higher broadband connection revenues and Pay-TV revenues due to the commercial actions carried out by the Company in order to increase our value proposition by giving even more speed to our customers.
Other income totaled 1,489 million euros in 2017, which mainly included own work capitalized in our fixed assets and the profit from the sale of other assets.
In 2016, other income also included the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros).
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, amounted to 37,310 million euros in 2017, down 3.5% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.4 p.p.) and to lower restructuring costs in 2017 (-2.7 p.p.). These costs are explained in detail below:

•
Supplies amounted to 15,022 million euros in 2017, down 1.4% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-1.8 p.p.). In organic terms, supplies expenses increased by 0.6% year-on-year, mainly due to higher handset costs.

•	Personnel expenses amounted to 6,862 million euros in 2017, down 15.3% year-on-year in reported terms. This decrease was mainly attributable to lower restructuring costs in 2017 (303 million euros

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in 2017 versus 1,336 million euros in 2016). In organic terms, personnel costs increased 3.0% year-on-year mainly due to inflationary pressure in some Latin American countries.
The average headcount was 125,371 employees in 2017, down 5.1% compared to 2016.

•
Other expenses amounted to 15,426 million euros in 2017, up 0.5% year-on-year in reported terms, as a result mainly of inflationary pressure in some Latin American countries and the depreciation of certain Latin American currencies against the U.S. dollar, which offset the impact of foreign exchange rates and hyperinflation in Venezuela (-4.5 p.p.). There were also increases in network costs, as a result of the growth in data traffic, and higher systems costs, due to the transformation process of our systems which force us to have both systems cohabitating, as we are still decommissioning some IT systems. In organic terms, other expenses increased by 3.7% year-on-year.

OIBDA was 16,187 million euros in 2017, up 7.1% in reported terms, mainly due to the lower restructuring costs in 2017 compared to 2016 (+6.8 p.p.), partially offset by the impact of foreign exchange rates and hyperinflation in Venezuela (-4.7 p.p.). In organic terms, OIBDA grew by 5.3% mainly due to the positive evolution of service revenues and the continuous effort to contain costs.
OIBDA margin stood at 31.1% in 2017, up 2.1 percentage points compared to 2016 in reported terms.
By segments, the main contributors to Group OIBDA were: Telefónica Spain with 30.6% (+1.5 p.p. compared to 2016), Telefónica Brazil with 25.9% (+1.4 p.p. compared to 2016) and Telefónica Hispanoamérica with 21.9% (reducing its contribution by 1.1 p.p. compared to 2016 due to the lower contribution of Peru and Chile).
Depreciation and amortization amounted to 9,396 million euros in 2017, down 2.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela (-1.3 p.p.) and lower amortization in Telefónica Spain and Telefónica Germany.
Operating income (OI) in 2017 totaled 6,791 million euros, up 24.2% in reported terms (14.1% in organic terms).
The share of income (loss) of investments accounted for by the equity method for 2017 was a gain of 5 million euros (compared to a loss of 5 million euros in 2016).
Net financial results amounted to a loss of 2,199 million euros in 2017, 0.9% lower than the previous year, due to a lower cost of debt in European and Latin American currencies, which was partially offset by a lower impact associated to Venezuela and by not generating this year the savings from 2016 in FX hedging linked to Telefónica United Kingdom.
Corporate income tax amounts to 1,219 million euros in 2017. Considering a profit before taxes of 4,597 million euros, the effective tax rate stood at 26.5%, in line with the previous year (26.1%).
As a result, profit for the year attributable to equity holders of the parent for 2017 was 3,132 million euros (2,369 million euros in 2016).
Profit attributable to non-controlling interest was 246 million euros, 216 million euros higher than in 2016, mainly due to the increase in the profit attributable to minority interests at Telefónica Brazil and Telefónica Colombia and lower loss attributable to Telefónica Germany.

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2017/2016 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	9,720.2	9,304.7	(4.3%)
Internet and data accesses (2)	6,094.5	6,039.6	(0.9%)
Broadband	6,067.3	6,020.3	(0.8%)
FTTH	2,998.3	3,423.7	14.2%
Mobile accesses	17,237.7	17,576.5	2.0%
Prepay	2,329.3	1,793.4	(23.0%)
Contract	14,908.4	15,783.1	5.9%
M2M	2,006.3	2,015.6	0.5%
Pay TV	3,657.0	3,847.6	5.2%
Final Clients Accesses	36,709.4	36,768.5	0.2%
Wholesale Accesses	4,525.5	4,221.1	(6.7%)
Total Accesses	41,234.9	40,989.6	(0.6%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017 the commercial activity continued to leverage the differentiated assets of the Company, mainly through the convergent offer (which means the offer of more than a single service for a single price) “Movistar Fusión+” and the "Más por Más” strategy. The Company continued to evolve the above mentioned offer and to adapt it to incremental customer demand mainly through the rise of data in all mobile lines included in the Fusión portfolio. In addition, in July 2017 the portfolio was increased with the launching of two new options for “Fusión +” (“Fusión Series” and “Fusión #0”) which include TV services and its functionalities in all the convergent portfolio.
In 2017 Consumer “Fusión” churn rose up to 1.5% (+0.2 p.p. year-on-year), reflecting increased commercial competition in the market during the year. Broadband accesses decreased by 47 thousand year-on-year and fixed telephony accesses net loss, reached 416 thousand customers. On the other hand, high value accesses such as fiber accesses, increased by 425 thousand and mobile contract accesses increased by 875 thousand, showing the success of the convergent strategy (which means the offer of more than a single service for a single price) that from 2017 includes a second mobile line in all “Fusión” tariffs additional to the main line already included in the package.
Telefónica Spain had 41.0 million accesses at the end of December 2017, down 0.6% year-on-year, explained by the decrease in prepay mobile accesses, fixed telephony accesses as well as copper wholesale accesses. Retail accesses increased by 0.2% year-on-year.
Consumer “Movistar Fusión”, with a customer base of 4.4 million with 3.7 million additional mobile add-ons to the original offer as of December 31, 2017, maintained a solid year-on-year growth (+2% and +45% respectively compared to December 2016) and contributed 85% of the fixed retail broadband customer base (+2 p.p. year-on-year) and 79% of the wireless contract customer base (+6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 38% of the customer base already using 300 Mb ultra-fast broadband (+2 p.p. year-on-year) and 76% of the customer base having

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Pay-TV as of December 31, 2017 (+8 p.p. year-on-year), as well as growth in mobile lines (each main Fusión package had 1.8 mobile lines in average compared to 1.6 in 2016).
Retail broadband accesses decreased 47 thousand accesses in 2017, totaling 6 million accesses (-0.8% year-on-year).
Fiber accesses showed a good evolution in terms of net adds, reaching 3.4 million customers at December 31, 2017 (up 14.2% compared to December 31, 2016), representing 57% of broad band accesses (+7 p.p. year-on-year), with 425 thousand new accesses in 2017. Ultra-speed fiber accesses with 300 Mb (with additional ARPU of 10-12 euros, including VAT) reached 2.2 million accesses (64% of total fiber accesses). At December 31, 2017 the fiber deployment reached 19.2 million premises, 2.1 million more than at December 31, 2016, and continues to be the largest in Europe.
Total mobile accesses stood at 17.6 million, up 2.0% compared with year-end 2016 as a result of the increase in contract accesses and despite the decrease in prepay accesses, reflecting the success of the convergent strategy and the good evolution of the mobile number portability in the last quarter of the year, boosted by the improvement of the portability offer. The contract access base accelerated its growth during 2017, growing by 5.9% year-on-year. Smartphone penetration stood at 76.4% of the mobile voice base (+5.6 p.p. compared to year-end 2016) and significantly boosted data traffic which grew by 111% year-on-year in 2017 due to the higher number of customers with the renewed portfolio containing superior data packages.
LTE network rollout continued to progress and coverage reached approximately 97% (criteria base on competitors’ calculation (by summing up all inhabitants of the cities with some LTE coverage)) of the population at December 31, 2017, up 1 p.p. compared to December 31, 2016. As a result, the LTE customer base was over 7.6 million customers at December 31, 2017, while penetration reached 49.4% (+9.5 p.p. year-on-year).
Pay-TV accesses reached 3.8 million at the end of 2017, growing by 5.2% compared to December 31, 2016 driven by the inclusion of TV services in all “Fusión” portfolio convergent packages since July 2017.
Wholesale accesses stood at 4.2 million at the end of 2017, decreasing by 6.7% year-on-year, however NEBA (New Ethernet Broad Band Service for Wholesale) Fiber accesses net adds increased to 850 thousand accesses, representing 20% of total wholesale accesses (+13 p.p. year-on-year) and reflecting the positive evolution of the network due to the use of superior technologies.
The table below shows the Telefónica Spain’s results over the past two years:

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Millions of euros
TELEFÓNICA SPAIN	2016 (*)	2017	% Reported YoY	% Organic YoY (3)
Revenues	12,815	12,653	(1.3%)	(1.2%)
Consumer (1)	6,536	6,602	1.0%	1.0%
Fusion	4,096	4,470	9.1%	9.1%
Out of Fusion	2,440	2,132	(12.6%)	(12.6%)
Corporate	3,445	3,401	(1.3%)	(1.3%)
Comunications	2,721	2,631	(3.3%)	(3.3%)
IT	724	770	6.4%	6.4%
Others (2)	2,337	2,271	(2.8%)	(2.5%)
Other income	474	410	(13.5%)	(8.0%)
Supplies	(3,406)	(3,481)	2.2%	2.2%
Personnel expenses	(3,022)	(2,212)	(26.8%)	(6.3%)
Other expenses	(2,458)	(2,418)	(1.6%)	(1.4%)
OIBDA	4,403	4,952	12.5%	(1.8%)
OIBDA margin	34.4%	39.1%	4.8 p.p.	(0.2 p.p.)
Depreciation and amortization	(1,827)	(1,688)	(7.6%)	(7.6%)
Operating income (OI)	2,576	3,264	26.7%	1.3%
CapEx	1,852	1,683	(9.1%)	(8.8%)
OpCF (OIBDA-CapEx)	2,551	3,269	28.2%	2.0%
Notes:
(*) Revised data.
(1) Consumer revenues also include freelance revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•	Changes in the scope of consolidation: the main change in 2017 compare with the previous year relates to the sale of Telecomunicaciones Personalizadas, in the last quarter of 2016.

•
Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan and other plans in Spain amounting to 165 million and 837 million euros in 2017 and 2016, respectively have been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016, which totaled 7 million euros. During 2017 no acquisitions have been made.

•	Gains or losses on the sale of companies: in the comparative base of 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

•	Optimization of the distribution network: the impact of the provisions recorded totaling 13 and 18 million euros in 2017 and 2016, respectively, were excluded.

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2017	% Reported YoY	% Organic YoY	Perimeter change	Restructuring costs	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution network
Revenues	(1.3%)	(1.2%)	(0.1)	—	—	—	—
Other income	(13.5%)	(8.0%)	—	—	—	(6.0)	—
Supplies	2.2%	2.2%	—	—	—	—	—
Personnel expenses	(26.8%)	(6.3%)	—	(22.3)	—	—	—
Other expenses	(1.6%)	(1.4%)	—	—	—	—	(0.2)
OIBDA	12.5%	(1.8%)	(0.1)	15.3	—	(0.7)	0.1
CapEx	(9.1%)	(8.8%)	—	—	(0.4)	—	—
OpCF (OIBDA-CapEx)	28.2%	2.0%	(0.2)	26.4	0.3	(1.1)	0.2
Results discussion
Revenues in Telefónica Spain in 2017 were 12,653 million euros, down 1.3% year-on-year in reported terms mainly as a result of the decrease in handset revenues. In organic terms (excluding Telecomunicaciones Personalizadas from the consolidation perimeter), revenues were down 1.2% year-on-year.
Given the high penetration level of convergent offers (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a revenue breakdown that management believes is more meaningful.

•
Consumer revenues (6,602 million euros in 2017) grew by 1.0% year-on-year in reported terms mainly driven by the growth in ARPU and in the number of customers as well as a significant improvement in the customers' mix. It is worth highlighting the strong growth in "Fusión" revenues during 2017 (4,470 million euros, +9.1% year-on-year in reported terms) which more than offset the drop in "non-Fusión" revenues.

•	Business revenues (3,401 million euros in 2017) decreased by 1.3% year-on-year in reported terms, mainly due to a better evolution in the communications revenues trend and higher IT revenues.

•
Other revenues, which include wholesale, subsidiaries and other revenues (2,271 million euros in 2017) decreased by 2.8% year-on-year in reported terms, due mainly to lower wholesale revenues from TV and MVNOs and, to a lesser extent, to the effect of price regulatory changes applicable throughout 2017 (affecting NEBA (New Ethernet Broad Band Service for Wholesale), ORLA (leased lines reference offer including Ethernet interfaces), etc.).

Fusión ARPU rose to 85.1 euros in 2017, up 5.8% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers' mix stimulated by the renovation of our portfolio including additional mobile lines, additional contents as well as an improvement in functionalities in the convergent offers.
OIBDA amounted to 4,952 million euros in 2017, up 12.5% year-on-year in reported terms. In 2016, OIBDA was adversely affected by the provisions recorded in connection with the restructuring costs resulting from the extension to 2018 of the ‘Employment Suspension Plan’ and other restructuring plans (837 million euros) and the restructuring of the distribution channel (18 million euros). In 2017, OIBDA included lower provisions related mainly to the ‘Employment Suspension Plan’ as a result of its increased acceptance (165 million euros), which we expect will result in further cost savings, and the restructuring of the distribution channel (13 million euros).

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In organic terms, OIBDA decreased 1.8% year-on-year, mainly due to the lower wholesale revenues and higher content costs, partially offset by the decrease in personnel expenses. Personnel expenses decreased 6.3% year-on-year in organic terms driven by the savings generated by the ‘Employment Suspension Plan’ (158 million euros). On the other hand, the increase in supplies (+2.2% in reported terms) which were impacted by higher content costs and IT equipment purchases, were partially offset by the other expenses, which dropped 1.6% in reported terms principally due to lower commercial costs.
OIBDA margin was 39.1% in 2017 in reported terms, down 4.8 percentage points year-on-year in reported terms.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	272.6	283.9	4.1%
Internet and data accesses (2)	23.7	25.3	6.6%
Broadband	23.7	25.3	6.6%
Mobile accesses	25,462.7	25,003.9	(1.8%)
Prepay	9,701.4	9,203.7	(5.1%)
Contract	15,761.3	15,800.2	0.2%
M2M	3,266.9	3,358.9	2.8%
Final Clients Accesses	25,759.0	25,313.1	(1.7%)
Total Accesses	25,759.0	25,313.1	(1.7%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017, Telefónica United Kingdom maintained a competitive position which has been underpinned by the strength of the O2 brand, new and innovative commercial propositions and customer experience. These factors have allowed the Company to maintain customer loyalty and continue to keep growing in high value customers in a competitive market.
The total access base went down by 1.7% year-on-year and stood at 25.3 million at December 31, 2017, mainly driven by a 1.8% decline in the mobile customer base.
The contract mobile customer base grew 0.2% year-on-year and stood at 15.8 million accesses, with a broadly stable 63.2% share over the total mobile base. Mobile accesses decreased by 459 thousand customers, driven by higher volatility in the prepay customer base (which decreased 5.1% year-on-year to 9.2 million at December 31, 2017) and 228 thousand inactive disconnections in postpay. Smartphone penetration reached 76.5% of the total mobile accesses base, up 8.1 percentage points year-on-year. LTE customers, increased by 6.6% year-on-year reaching 12.9 million at December 31, 2017. LTE penetration reached 59.6% of the total mobile access base.

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The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2016	2017	% Reported YoY		% Organic YoY (1)
Revenues	6,861	6,540	(4.7%)		2.2%
Mobile service revenues (2)	5,363	5,050	(5.8%)		1.0%
Other income	148	135	(9.0%)		(2.4%)
Supplies	(3,226)	(3,125)	(3.1%)		3.9%
Personnel expenses	(528)	(442)	(16.2%)		(3.4%)
Other expenses	(1,546)	(1,469)	(5.0%)		1.9%
OIBDA	1,709	1,639	(4.1%)		0.7%
OIBDA margin	24.9%	25.1%	0.1	p.p.	(0.4 p.p.)
Depreciation and amortization	(1,090)	(1,047)	(4.0%)		3.0%
Operating income (OI)	619	592	(4.3%)		(3.1%)
CapEx	931	827	(11.2%)		(4.8%)
OpCF (OIBDA-CapEx)	778	812	4.4%		6.9%
(1) See adjustments made to calculate organic variation below.
(2) Mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as "Handset revenues and others"; these criteria are applied across Telefónica Group. For comparative purposes, mobile services and handset revenues for 2016 are reported using the same criteria.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•	Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, amounting to 314 thousand euros and 37 million euros, respectively.
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(4.7%)	2.2%	(6.9)	—
Other income	(9.0%)	(2.4%)	(6.6)	—
Supplies	(3.1%)	3.9%	(7.0)	—
Personnel expenses	(16.2%)	(3.4%)	(6.1)	(7.0)
Other expenses	(5.0%)	1.9%	(6.9)	—
OIBDA	(4.1%)	0.7%	(7.0)	2.2
CapEx	(11.2%)	(4.8%)	(6.4)	—
OpCF (OIBDA-CapEx)	4.4%	6.9%	(7.6)	4.8
Results discussion
Total revenues were 6,540 million euros in 2017, down by 4.7% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for 6.9 p.p. of the year-on-year decrease). In organic terms, revenues increased by 2.2% year-on-year due mainly to higher mobile service revenues and the handset revenues growth as well as revenues linked to M2M programs.

•
Mobile service revenues totaled 5,050 million euros in 2017, down by 5.8% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for 6.8 p.p. of the year-on-year decrease). Excluding this impact, mobile service revenues grew by 1.0% due to the increase in "In-Bundle" tariffs (which are linked to the RPI (Retail Price Index)) and the higher data consumption that offset the significant negative impact from changes in the European roaming regulation that became effective on June 15, 2017.

Mobile ARPU decreased by 6.5% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU increased by 0.3% with a data ARPU growth of 1.1% y-o-y, despite the significant negative impact from changes in the European roaming regulation, due to the growth of high-speed network penetration that led to the increased adoption of high end tariffs by our customers.

TELEFÓNICA UNITED KINGDOM	2016	2017	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	93,306	94,723	1.5%	1.5%
ARPU (EUR)	17.0	15.9	(6.5%)	0.3%
Prepay	7.5	6.9	(7.0%)	0.3%
Contract (1)	28.8	26.8	(6.8%)	0.2%
Data ARPU (EUR)	10.3	9.7	(5.8%)	1.1%
% non-SMS over data revenues (2)	64.2%	65.5%	1.3 p.p.	1.3 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.
OIBDA totaled 1,639 million euros in 2017, down by 4.1% year-on-year in reported terms, as a result mainly of the depreciation of the pound sterling. In organic terms, OIBDA increased by 0.7% year-on-year as a result mainly of higher mobile service revenues (+1.0% y-o-y in organic terms) despite the significant negative impact from the new European roaming regulation (RLAH "Roaming Like at Home") and the costs growth, associated with 4G network deployment needed to support the higher data traffic demand.
The OIBDA margin stood at 25.1% in 2017, with an increase of 0.1 percentage points in reported terms compared to 2016.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	2,010.3	1,979.6	(1.5%)
Internet and data accesses (2)	2,324.5	2,281.5	(1.9%)
Broadband	2,104.0	2,072.2	(1.5%)
FTTx	805.5	1,151.6	43.0%
Mobile accesses	44,320.7	43,154.7	(2.6%)
Prepay	23,784.0	21,880.9	(8.0%)
Contract	20,536.6	21,273.8	3.6%
M2M	787.8	1,027.0	30.4%
Final Clients Accesses	48,655.5	47,415.8	(2.5%)
Wholesale Accesses	691.0	188.1	(72.8%)
Total Accesses	49,346.4	47,603.9	(3.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During 2017 Telefónica Germany maintained solid operational momentum in a dynamic competitive environment increasingly focused on the monetization opportunity driven by large data packages. Data usage showed significant y-o-y growth, supported by the good reception from new and existing customers of the O2 Free 15th anniversary promotions and the new O2 Free portfolio.
The total access base decreased 3.5% year-on-year and stood at 47.6 million at December 31, 2017, mainly driven by a 2.6% decrease in the mobile base (which fell to 43.2 million).
The contract mobile customer base grew 3.6% year-on-year and reached 21.3 million accesses, with a broadly stable 49.3% share over the total mobile base. Net adds reached 0.7 million contract accesses due to the solid contribution of partners (second brands) and increasing demand for tariffs with large data volumes. Smartphone penetration reached 60.9% of the total mobile access base, up 1.4 percentage points year-on-year driven by the continued growth of LTE customers (+31% year-on-year reaching 15.8 million at December 31, 2017) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 37.4% of the total mobile access base.
The prepay mobile access base decreased 8.0% year-on-year to 21.9 million. The prepay segment lost 1.9 million accesses in 2017 mainly due to a technical base adjustment of 1.2 million inactive users driven by IT-harmonization after systems integration and the implementation of regulatory changes (mainly, the need for a legitimation check for prepay SIM-cards as well as requirements applicable to European travelers).
The retail broadband net additions were negative in 2017 with 31.8 thousand accesses. VDSL accesses grew driven by strong demand with 346 thousand net additions in 2017 (+19.9% year-on-year), while the wholesale DSL customer base continued to fall according to the planned dismantling of the old legacy infrastructure.

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The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2016 (*)	2017	% Reported YoY		% Organic YoY (1)
Revenues	7,503	7,296	(2.8%)		(2.8%)
Mobile Business	6,498	6,415	(1.3%)		(1.3%)
Mobile service revenues	5,437	5,287	(2.8%)		(2.8%)
Fixed Business	981	862	(12.2%)		(12.2%)
Other income	146	159	9.2%		9.2%
Supplies	(2,452)	(2,396)	(2.3%)		(2.6%)
Personnel expenses	(646)	(642)	(0.6%)		(0.3%)
Other expenses	(2,780)	(2,596)	(6.6%)		(6.6%)
OIBDA	1,771	1,821	2.8%		2.9%
OIBDA margin	23.6%	25.0%	1.4	p.p.	1.4	p.p.
Depreciation and amortization	(2,200)	(1,954)	(11.2%)		(10.9%)
Operating income (OI)	(429)	(133)	(69.1%)		(85.3%)
CapEx	1,107	951	(14.2%)		(13.7%)
OpCF (OIBDA-CapEx)	664	870	31.1%		27.4%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2017, restructuring costs had an 82 million euros impact on OIBDA. In 2016, restructuring costs had a 89 million euros impact on OIBDA.

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2017 amounted to 1 million euros (6 million euros in 2016).

•
Changes in the scope of consolidation: in 2016, we have excluded the results of four months of the tower business transferred to Telxius on May 1, 2016, which had a 12 million euros impact on OIBDA (11 million euros on OpCF).

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2017	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	Perimeter change
Revenues	(2.8%)	(2.8%)	—	—	—
Other income	9.2%	9.2%	—		—
Supplies	(2.3%)	(2.6%)	—	—	0.3
Personnel expenses	(0.6%)	(0.3%)	(0.3)	—	—
Other expenses	(6.6%)	(6.6%)	(0.2)	—	0.1
OIBDA	2.8%	2.9%	0.4	—	(0.7)
CapEx	(14.2%)	(13.7%)	—	(0.5)	(0.1)
OpCF (OIBDA-CapEx)	31.1%	27.4%	1.1	0.8	(1.7)
Results discussion
Total revenues were 7,296 million euros in 2017 down 2.8% year-on-year in reported terms due mainly to the lower service revenues.
Mobile service revenues totaled 5,287 million euros in 2017, decreasing 2.8% year-on-year in reported terms due to the negative impact of regulatory developments (termination rate cuts and European roaming regulation), OTT trends, the higher share of wholesale revenues and the ongoing legacy base rotation. Telefónica Germany continued to focus on data revenues, which decreased by 0.2% and accounted for 56% of mobile service revenues in 2017. Non-P2P SMS data revenues amounted to 2,398 million euros (increasing +5.0% year-on-year) and accounted for 80.3% of the total data revenues (+4 p.p. year-on-year).
Fixed revenues were 862 million euros in 2017 (down 12.2% year-on-year), as a result of the lower year-on-year customer base in retail DSL and the planned phasing-out of the wholesale DSL business.
Mobile ARPU was 9.7 euros in 2017 (down 5.7% year-on-year), while contract ARPU stood at 15.5 euros (down 6.0% year-on-year), as a result of the regulatory developments, high pricing pressure in a competitive market, a higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.6 euros (down 2.8% year-on-year).

TELEFÓNICA GERMANY	2016	2017	%YoY
Voice Traffic (millions of minutes)	113,896	98,084	(13.9%)
ARPU (EUR)	10.3	9.7	(5.7%)
Prepay	5.7	5.2	(8.5%)
Contract (1)	16.5	15.5	(6.0%)
Data ARPU (EUR)	5.7	5.6	(2.8%)
% non-SMS over data revenues (2)	76.3%	80.3%	4.0 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.
OIBDA totaled 1,821 million euros in 2017, increasing 2.8% year-on-year in reported terms. In organic terms, OIBDA grew by 2.9% year-on-year, driven by the integration synergies captured (as a consequence of the integration of activities after the E-Plus acquisition in 2014) and the capital gains on the sale of assets, which offset the decrease in service revenues as a result of the impact of regulation and the continued commercial investments to drive O2 brand positioning.

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The OIBDA margin stood at 25.0% in reported terms for 2017, up 1.4 percentage points compared to 2016.

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	14,338.4	13,837.3	(3.5%)
Internet and data accesses (2)	7,383.2	7,534.5	2.0%
Broadband	7,311.0	7,466.1	2.1%
FTTx/Cable	4,145.8	4,541.0	9.5%
Mobile accesses	73,769.8	74,931.3	1.6%
Prepay	40,387.2	38,168.1	(5.5%)
Contract	33,382.6	36,763.2	10.1%
M2M	5,005.1	6,312.5	26.1%
Pay TV	1,712.7	1,587.7	(7.3%)
Final Clients Accesses	97,204.2	97,890.8	0.7%
Wholesale Accesses	17.9	14.3	(20.4%)
Total Accesses	97,222.2	97,905.1	0.7%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Brazil closed the year 2017 improving its competitive position in the mobile market. In the mobile business, leadership has been maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2017. In the fixed business, the transformation towards value-added clients resulted in the increase in fiber in broadband and in IPTV in the Pay-TV business.
Revenues and OIBDA evolution was positively supported by the acceleration of mobile adoption and the good evolution of fiber and IPTV. Additionally, Telefónica Brazil carried out cost control measures and generated benefits from the synergies with GVT that offset the negative impacts of adverse political conditions in Brazil, the aggressiveness of competitors and the worsening of the traditional fixed business.
However, results in 2017 were adversely affected by the interconnection tariff reduction in the mobile business (-45.6%), in the retail fixed-mobile tariff (-17.7%), in the fixed-local tariff (-35.3%) and in the fixed-interurban tariff (-50.9%) since February 25, 2017.
Telefónica Brazil reached 97.9 million accesses at December 31, 2017, up 0.7% compared with December 2016.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 41.8% in the contract segment as of December 31, 2017 (Source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 31.7% as of December 2017 (source: Anatel), driven in part by the contract clients growth (10.1% year-on-year), which offset the fall in prepaid clients (-5.5% year-on-year). The improvement in contract accesses is the consequence of the offering of more attractive plans, the applications and certain special roaming plans for pure contract clients.
In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 18.4 million premises passed with fiber at December 31, 2017 and 4.5 million homes connected. Traditional accesses

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decreased 3.5% due to the fixed-mobile substitution. Retail broadband accesses totaled 7.5 million accesses at the end of 2017, increasing 2.1% year-on-year. Among them, 61% accesses were connected with FTTx. Pay TV customers reached 1.6 million as of December 31, 2017, down 7.3% year-on-year due to the discontinuation of the DTH business and a commercial strategy based on value clients of IPTV. IPTV accesses increased in relevance representing 24% of total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2016 (*)	2017	% Reported YoY		% Organic YoY (1)
Revenues	11,090	12,019	8.4%		1.4%
Mobile Business	6,663	7,360	10.5%		3.7%
Mobile service revenues	6,351	7,062	11.2%		4.4%
Fixed Business	4,427	4,659	5.2%		(2.1%)
Other income	348	358	2.9%		(3.6%)
Supplies	(2,260)	(2,268)	0.4%		(6.2%)
Personnel expenses	(1,165)	(1,196)	2.6%		(1.2%)
Other expenses	(4,311)	(4,722)	9.5%		1.7%
OIBDA	3,702	4,191	13.2%		6.0%
OIBDA margin	33.4%	34.9%	1.5	p.p.	1.5	p.p.
Depreciation and amortization	(2,036)	(2,228)	9.4%		2.6%
Operating income (OI)	1,666	1,963	17.9%		10.0%
CapEx	2,137	2,225	4.1%		(0.1%)
OpCF (OIBDA-CapEx)	1,566	1,966	25.5%		13.6%
(*) Revised data
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•
Changes in the scope of consolidation: the 2016 comparative figures for organic changes included the six months impact of the consolidation of Terra Networks Brazil in this segment which had an impact of 14 million euros on OIBDA and 13 million euros on OpCF for 2016, and excluded the results of three months of the tower business transferred to Telxius on April 1, 2016, which had an impact of 4 million euros on OIBDA and OpCF.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. There were no such restructuring costs during 2017.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (107 thousand euros in 2017 and 100 thousand euros in 2016).

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•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

•	Contingencies: the impact of the provision of certain regulatory contingencies in 2017 is excluded in Telefónica Brasil (50 million euros).
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Contingencies
Revenues	8.4%	1.4%	6.7	0.3	—	—	—	—
Other income	2.9%	(3.6%)	(6.4)	(0.1)	—	—	—	—
Supplies	0.4%	(6.2%)	6.2	0.4	—	—	—	—
Personnel expenses	2.6%	(1.2%)	6.4	0.8	(3.5)	—	—	—
Other expenses	9.5%	1.7%	6.8	—	—	—	—	1.1
OIBDA	13.2%	6.0%	7.0	0.3	1.1	—	—	(1.3)
CapEx	4.1%	(0.1%)	6.5	0.1	—	—	(2.3)	—
OpCF (OIBDA-CapEx)	25.5%	13.6%	7.8	0.6	2.6	—	3.1	(3.0)
Results discussion
Revenues totaled 12,019 million euros in 2017, up 8.4% in reported terms, due mainly to the appreciation of the Brazilian real (which accounted for +6.7 p.p. of the evolution) and the changes in the consolidation perimeter (+0.3 p.p.). In organic terms, the year-on-year increase was 1.4%, principally due to the good evolution in the mobile business (+3.7% year-on-year) despite the negative impact from the decrease of the regulated tariffs.

•
Revenues from the mobile business totaled 7,360 million euros in 2017, up 10.5% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.9 p.p. of the evolution). In organic terms, revenues from the mobile business increased by 3.7% due to the positive evolution of service revenues (+4.4% year-on-year) as a result of the higher weight of the contract clients, who generally use more data and other services over connectivity, that offset the decrease in interconnection tariffs and the decline in prepaid revenues associated with a smaller customer base. Additionally, handset revenues slowed down by 4.5% in reported terms due to a lower commercial activity, which was focused on higher value clients.

•
Fixed telephony revenues totaled 4,659 million euros, up 5.2% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.5 p.p. of the evolution) and the impact of the consolidation of Terra Networks Brasil (0.8 p.p.), which offset the regulatory impact of the decrease in the fixed-mobile and fixed-fixed tariffs and the decrease in voice traffic. In organic terms, revenues were down by 2.1%, mainly due to the regulatory impact of such tariff decreases and the decrease in voice traffic, which more than offset the increase in broadband and new services revenues, which were up by 8.3% year-on-year in organic terms supported by the increase in fiber revenues, from high-value customers.

The mobile ARPU increased 7.8% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues as well as the appreciation of the Brazilian real. In organic terms, it increased 2.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates.

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TELEFÓNICA BRAZIL	2016	2017	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	373,074	333,752	(10.5%)	(10.5%)
ARPU (EUR)	7.1	7.7	7.8%	2.6%
Prepay	3.4	3.7	11.1%	(3.4%)
Contract (1)	12.9	14.4	11.2%	1.5%
Data ARPU (EUR)	3.5	5.4	55.0%	32.4%
% non-SMS over data revenues (2)	89.3%	92.2%	2.9 p.p.	3.0 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.
OIBDA stood at 4,191 million euros in 2017, up 13.2% in reported terms. This evolution was affected by the appreciation of the Brazilian real (+7.0 p.p.) and the changes in the consolidation perimeter (+0.3 p.p.). In organic terms, the year-on-year increase was 6.0% due to the contract and fiber revenues improvement, as well as cost efficiencies and higher synergies from the consolidation of GVT in 2015. Personnel expenses totaled 1,196 million euros in 2017, up 2.6% in reported terms mainly as the result of the appreciation of the Brazilian real. In organic terms, personnel expenses decreased by 1.2% year-on-year as a result of the restructuring plans implemented in 2016. In addition, supplies costs fell (-6.2% in organic terms) thanks to the positive impact of the interconnection tariff reduction and synergies from the consolidation of GVT achieved mainly in content costs.
The OIBDA margin stood at 34.9% in reported terms for 2017, up 1.5 percentage points in reported and organic terms compared to 2016.

TELEFÓNICA HISPANOAMÉRICA
The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1) (2)	11,938.6	11,493.1	(3.7%)
Internet and data accesses (2) (3)	5,707.9	5,885.3	3.1%
Broadband	5,570.7	5,735.2	3.0%
Mobile accesses	115,284.5	110,563.7	(4.1%)
Prepay	89,461.2	84,822.4	(5.2%)
Contract	25,823.3	25,741.3	(0.3%)
M2M	2,561.3	2,886.5	12.7%
Pay TV	2,919.2	3,032.4	3.9%
Final Clients Accesses	135,850.3	130,974.6	(3.6%)
Wholesale Accesses	66.5	36.7	(44.8%)
Total Accesses Hispanoamérica	135,916.8	131,011.3	(3.6%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.(3) Also referred to as fixed broadband accesses.

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Total accesses reached 131.0 million at December 2017 (-3.6% year-on-year).
Mobile accesses fell by 4.1% year-on-year to 110.6 million customers, mainly due to a lower prepaid customer base.

•
Contract accesses remained broadly unchanged from the previous year, with a good performance in Argentina (+4.9%), Mexico (+13.0%) and Colombia (+4.0%), compensating the negative evolution in Peru (-17.5%) which faced a complicated competitive environment.

•
Prepaid accesses decreased 5.2% y-o-y, with negative net adds of 4.6 million accesses at December 31, 2017, mainly as a result of the evolution in Argentina (-1.9 million accesses), Mexico (-1.7 million accesses) and Peru (-758 thousand accesses), which was partially offset by Colombia (+721 thousand accesses) where we were the only operator with positive results in the prepay segment. Lower accesses were mainly the result of intense market competition and our continued focus on attracting high-value customers.

•
The smartphone customer base increased 11.3% year-on-year at December 31, 2017, reaching 51.3 million accesses (+5.2 million compared to December 2016) with a mobile access penetration of 48% (+6.8 p.p. y-o-y), growing in all countries of the region except Mexico (-3.2%) and Venezuela (-3.0%). In addition, accesses with 4G terminals increased 77%, reaching 27.4 million accesses by year-end.

Fixed accesses stood at 11.5 million at December 31, 2017 (-3.7% y-o-y) with negative net adds of 445 thousand customers, due to the erosion of the traditional fixed business, which more than offset the inclusion of 315 thousand accesses in Colombia of Tele-Bucaramanga and MetroTel in 2017.
Fixed broad band accesses reached 5.7 million at December 31, 2017 (+3.0% y-o-y), mainly due to the inclusion of 236 thousand accesses in Colombia of Tele-Bucaramanga and MetroTel and, to a lesser extent, due to the good results in Peru (+6.2%) and Chile (+1.7%) which offset the decrease in accesses in Argentina (-10.1%), as the operator focused on fiber (high-value customers), which affected the growth in the copper business. The penetration of FBB accesses over fixed accesses stood at 50% (+3.2 p.p. y-o-y), focusing on UBB deployment in the region, reaching 6.8 million real estate units and 1.8 million connected accesses (+61% y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 31% (+11 p.p. y-o-y).
Pay TV accesses stood at 3 million (+3.9% y-o-y) registering net adds of 113 thousand accesses with positive results in all countries of the region that offer the service, and mainly Peru (+7.2%), Chile (+3.6%) and Colombia (+2.4%).
The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

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Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2016 (*)	2017	% Reported YoY		% Organic YoY (1)
Revenues	12,579	12,552	(0.2%)		15.3%
Mobile Business	8,580	8,588	0.1%		19.0%
Mobile service revenues	7,627	7,408	(2.9%)		17.4%
Fixed Business	3,999	3,964	(0.9%)		7.5%
Other income	274	274	0.0%		5.8%
Supplies	(3,718)	(3,664)	(1.5%)		4.3%
Personnel expenses	(1,587)	(1,647)	3.7%		28.1%
Other expenses	(4,074)	(3,977)	(2.4%)		15.8%
OIBDA	3,474	3,538	1.8%		19.9%
OIBDA margin	27.6%	28.2%	0.6	p.p.	1.2	p.p.
Depreciation and amortization	(2,189)	(2,191)	0.1%		9.6%
Operating income (OI)	1,285	1,347	4.8%		31.3%
CapEx	2,615	2,678	2.4%		8.6%
OpCF (OIBDA-CapEx)	859	860	0.1%		38.3%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela, by reversing such adjustments.

•
Changes in the scope of consolidation: the results of the Colombian companies Telebucaramanga, Metrotel and Optecom (which were acquired in October 2017 and had a 4 million euros impact on OIBDA before restructuring costs) have been excluded, as well as the results in 2016 of the towers business transferred to Telxius (on April 1, 2016 by Telefónica Peru and on May 1, 2016 by Telefónica Chile) which had a 3 million euros impact on OIBDA and a 2 million euros impact on OpCF.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2017 and 2016, amounting to 103 and 84 million euros impact in OIBDA, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (7 million euros in 2017 and 1 million euros in 2016).

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 537 million euros has been excluded in 2017 ( 470 million euros in Colombia) and 2016 (284 million euros, corresponding to Peru).

•
Capital gains and losses on sales of companies: gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé for 15 million euros was excluded.

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•
Goodwill impairments: impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, was excluded.

•	Other adjustments: the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA).
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2017	% Reported YoY	% Organic YoY	Exchange rate effect and hyperin-flation	Restruc-turing costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Impairments	Perimeter change	Other adjustments
Revenues	(0.2%)	15.3%	(15.6)	—	—	—	—	—	0.2	—
Other income	0.0%	5.8%	(2.9)	—	2.4	—	(5.3)	—	—	—
Supplies	(1.5%)	4.3%	(6.0)	—	—	—	—	—	0.3	—
Personnel expenses	3.7%	28.1%	(24.5)	1.7	—	—	—	—	0.2	—
Other expenses	(2.4%)	15.8%	(21.5)	—	—	—	—	(5.3)	0.2	9.5
OIBDA	1.8%	19.9%	(24.8)	(0.7)	0.2	—	(0.4)	6.2	—	0.1
CapEx	2.4%	8.6%	(15.2)	—	—	9.7	—	—	0.3	—
OpCF (OIBDA-CapEx)	0.1%	38.3%	(54.0)	(3.0)	0.7	(29.6)	(1.7)	25.0	(0.7)	0.2
Results discussion
Revenues amounted to 12,552 million euros in 2017, decreasing 0.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela which decreased growth by 15.6 p.p. In organic terms, revenues would have grown by 15.3% year-on-year, driven by the good performance of data revenues, both mobile and fixed revenues, and the increase in TV revenues and handset sales revenues, in spite of interconnection tariff reductions.

•
Mobile service revenues reached 7,408 million euros in 2017, decreasing 2.9% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela which decreased growth by 20.3 p.p. Excluding this effect, these revenues would have grown by 17.4%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues reached 1,966 million euros in 2017, increasing by 20.8% year-on-year in reported terms. This increase was due mainly to upward adjustment in tariffs, higher consumption in postpaid, a bigger customer base with top-ups and a higher top-up volume in prepaid, which more than offset the foreign exchange effect (which decreased growth by 16.6 p.p). Excluding this effect, these revenues would have grown by 37.4%.

•
In Mexico, mobile service revenues reached 1,102 million euros in 2017, decreasing by 11.6% year-on-year in reported terms. This decrease was attributable in part to the foreign exchange effect, which decreased growth by 2.8 p.p. Excluding this effect, these revenues decreased by 8.8%, principally as a result of the performance of the prepay revenues which were affected by the 7.1% decrease in the customer base, which more than offset the positive impact of the interconnection agreements entered into during the first half of 2016 (37 million euros).

•
In Chile, mobile service revenues reached 1,069 million euros in 2017, decreasing by 3.0% year-on-year in reported terms, due mainly to the lower outgoing mobile revenues, which were affected by extremely aggressive competition, and lower FBB revenues, also as a result of increased competition that affected ARPU growth and our customer base (which was negatively impacted

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by churn level). These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 5.1%.

•
In Peru, mobile service revenues reached 1,072 million euros in 2017, decreasing by 11.1% year-on-year in reported terms. The decrease in revenues was mainly due to lower prepay and postpaid revenues as a consequence of higher competitiveness in the market with the launching of voice and data unlimited plans, the offering of high subsidies and portability with discounts of 50%. These actions resulted in net losses of customers and lower ARPU levels. These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 12.5%.

•
In Colombia, mobile service revenues reached 768 million euros in 2017, increasing by 3.4% year-on-year in reported terms, affected by the foreign exchange effect which accounted for 1.4 percentage points of the increase. In local currency, these revenues increased by 2.0% due to higher interconnection tariffs and improvements in our offers, directed to high-value customers.

•
Data revenues in the segment reached 4,119 million euros in 2017, increasing by 10.7% year-on-year in reported terms, due to the higher data revenues in all countries of the region except Chile and Peru. This increase was significantly offset by the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (which detracted 24.3 p.p. of the increase). Excluding this effect, the data revenues would have been up by 35.0 % year-on-year.

•
Fixed business revenues reached 3,964 million euros in 2017, decreasing by 0.9% year-on-year in reported terms. Excluding foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-8.9 p.p.) and the changes in the scope of consolidation of the Colombian companies of Telebucaramanga, Metrotel and Optecom (-0.6 p.p.), these revenues would have grown by 7.5% year-on-year due to higher TV revenues and fixed broadband, offsetting the decline in accesses and voice revenues. Argentina in particular, experienced acceleration in the fixed business with strong growth of broadband revenues due to adjustment of tariffs, improving speed and a better quality of the access base.

OIBDA reached 3,538 million euros in 2017, increasing 1.8% year-on-year in reported terms, as a result mainly of the increase in revenues and, to a lesser extent the impairment losses from goodwill in 2016 (which accounted for 6.2 p.p.), which more than offset the impact of foreign exchange effects and hyperinflationary adjustments in Venezuela (which decreased growth by 24.8 p.p.) and restructuring costs made by the company (which decreased growth by 0.7 p.p.). In organic terms, OIBDA would have increased 19.9%, due to higher revenues in spite of higher interconnection, network and IT expenses. The higher expenses are explained by:

•
higher supply costs due to higher content costs, purchase of fixed equipment and recharge of prepaid cards that offset the lower interconnection costs resulting from lower costs in Mexico, Chile, Ecuador and Colombia;

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during the previous year. Restructuring plans carried out in 2017, amounting to 103 million euros, affected mainly Mexico, Central America, Argentina, Peru, Colombia and Chile, and

•
higher network expenses, mainly in Venezuela, Argentina and Mexico due to the expansion of the fixed and mobile networks, as well as the impact of inflation and depreciation of Latin American currencies against the U.S. dollar.

Below, is additional information by country:

•
Argentina: OIBDA amounted to 971 million euros in 2017, increasing 21.8% in reported terms. The exchange rate effect reduced growth by 16.7 percentage points. In local currency, the year-on-year variation was 38.5%, due to the good performance of revenues, which more than offset the effect of higher expenses as a result of inflation. Personnel expenses also increased as a result

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of the ongoing restructuring plans of the company and interconnection expenses increased due to tariff increases.

•
Mexico: OIBDA amounted to 302 million euros in 2017; decreasing 2.2% in reported terms affected by the exchange rate effect which reduced growth in 3.1 percentage points. In local currency, OIBDA increased by 0.9% reflecting the positive evolution of prepaid revenues as well as the positive impact of interconnection agreements entered into in the first quarter of 2016 and the cost efficiencies achieved. Moreover, personnel expenses increased in 2017 as a result of the restructuring plans of the company.

•
Chile: OIBDA amounted to 630 million euros in 2017, decreasing 10.5% in reported terms due to a limited extent to the exchange rate evolution that reduced variation in 2.0 percentage points. Excluding this effect, OIBDA would have decreased by 12.4%, as a result of the reduction in revenues mentioned above. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the company.

•
Peru: OIBDA amounted to 588 million euros in 2017, decreasing 24.5% in reported terms (with the exchange rate evolution having a positive impact of 1.2 percentage points). In local currency, OIBDA decreased by 25.7%, affected by the service revenue reduction. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the company.

•
Colombia: OIBDA amounted to 482 million euros in 2017, increasing 3.7% in reported terms, due in part to the exchange rate evolution that accounted for 1.4 percentage points of the increase. In local currency, OIBDA increased by 2.3% due to the good performance of revenues as well as lower supplies associated with lower interconnection tariffs and efficiencies in other expenses. Personnel expenses in 2017 increased as a result of the restructuring plans of the company.

OIBDA margin reached 28.2% in 2017, and increased by 0.6 percentage points year-on-year in reported terms. Excluding the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela, OIBDA margin would have increased by 2.8 percentage points, due principally to the higher margin in Argentina (+1.2 p.p.) and Mexico (+0.7 p.p.). Peru (-5.8 p.p.) and Chile (-3.7 p.p.) showed a reduction in OIBDA margin.

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2016 highlights
In 2016 Telefónica took further steps aimed at achieving profitable and sustainable long-term growth, and improving in efficiencies and synergies, which resulted in a higher OIBDA (+14.3% year-on-year in reported terms). Additionally, the investment levels over total revenues continued above 17% with a total amount of 8,928 million euros, with more than 2,000 million euros dedicated to LTE and ultra-broad band (“UBB”). The Company closed the year with a total of 350 million accesses, representing a stable growth level (0.7% versus 2015), where the downward growth trend in prepay and fixed voice was more than compensated by the growth in value customers. Post-pay customers, which grew by 6.3% year-on-year, reaching 111 million customers, while fiber customers amounted to 7.3 million customers at December 2016, representing a 18.9% increase year-on-year.
In 2016, revenues totaled 52,036 million euros, down 5.2% compared to 2015 in reported terms. OIBDA totaled 15,118 million euros in 2016, up 14.3% in reported terms. In organic terms (which term and calculation is explained further below), OIBDA was up 4.7%, due mainly to the positive evolution of all the regions mainly as a consequence of the integration synergies in Telefónica Brazil and Telefónica Germany, the positive evolution of service revenues and the continuous effort in efficiency and simplification.
Telefónica’s total accesses totaled 350.0 million as of December 31, 2016. Group accesses increased by 0.7% year-on-year, mainly as a result of the solid growth in Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica. By service, it is worth highlighting the higher commercial activity based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE) and fiber. It is worth mentioning, the growth in accesses in Telefónica Hispanoamérica (representing 39% of the Group’s total accesses as of December 31, 2016) up by 0.9% year-on-year, the growth in accesses in Telefónica Germany (representing 14% of the Group’s total) up by 2.0% year-on-year and the growth in accesses in Telefónica United Kingdom (representing 7% of the Group’s total) up by 1.9% year-on-year.
The below table shows the evolution of accesses as of December 31, 2015 and 2016, respectively:

ACCESSES
Thousands of accesses	2015(*)	2016	%Reported YoY
Fixed telephony accesses (1)	39,734.9	38,280.1	(3.7%)
Internet and data accesses	21,365.3	21,652.1	1.3%
Broadband (2)	20,971.3	21,194.9	1.1%
Fiber	7,393.1	9,162.9	23.9%
Mobile accesses	272,103.9	276,450.0	1.6%
Prepay	167,845.1	165,663.2	(1.3%)
Contract	104,258.8	110,786.8	6.3%
M2M	11,526.3	14,002.0	21.5%
Pay TV	8,271.6	8,289.0	0.2%
Final Clients Accesses	341,475.6	344,671.1	0.9%
Wholesale Accesses	6,062.8	5,300.9	(12.6%)
Total Accesses	347,538.4	349,972.1	0.7%
Notes:
(*) Accesses include GVT and DTS customers since May 1, 2015. There were no variations in organic terms during the period.
(1) Includes "fixed wireless" and Voice over IP accesses.

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(2) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

The below table shows the evolution of accesses by segment:

Acceses 2016	YoY variation	% Over Total Accesses
		2015	2016
Spain	(1.8%)	12.1%	11.8%
United Kingdom	1.9%	7.3%	7.4%
Germany	2.0%	13.9%	14.1%
Brazil	0.3%	27.9%	27.8%
Hispanoamérica	0.9%	38.7%	38.8%
Others	40.7%	0.1%	0.1%

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.
Mobile accesses totaled 276.5 million at December 31, 2016, up 1.6% compared to December 31, 2015, affected mainly by the increase in the number of contract accesses , up 6.3% year-on-year, continuing to increase their weight over total mobile accesses reaching 40.1% (+1.8 p.p. year-on-year).
Smartphone accesses maintained a strong growth rate (up 16.6% year-on-year), totaling 147 million accesses and reaching a penetration rate over total accesses of 57.1% (+7.6 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.2 million at December 31, 2016, up 1.1% year-on-year. UBB accesses stood at 9.2 million at December 31, 2016.
TV accesses totaled 8.3 million at December 31, 2016, remaining stable year-on-year (+0.2%) due to the effort in capturing high value customers in Telefónica Brazil and Telefónica Hispanoamérica.
The table below shows the evolution of our estimated access market share for mobile and DSL in 2015 and 2016.

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Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2015	2016
Spain	30.8%	30.5%
United Kingdom	27.2%	26.8%
Germany	38.1%	37.9%
Brazil	28.4%	30.2%
Argentina	32.3%	33.3%
Chile	36.7%	33.4%
Peru	49.7%	44.0%
Colombia	22.4%	23.2%
Venezuela	34.2%	37.8%
Mexico	22.7%	24.2%
Central America	33.2%	34.1%
Ecuador	29.7%	31.0%
Uruguay	34.9%	33.1%
(1) Internal estimation in both years

	DSL Market Share (1)
Telefónica	2015	2016
Spain	43.5%	42.5%
Brazil	28.1%	28.0%
Argentina	29.4%	28.6%
Chile	39.4%	36.4%
Peru	80.5%	78.7%
Colombia	18.1%	16.6%
(1) Internal estimation in both years

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2016/2015 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for 2016 and 2015.

	Year ended December, 31				Variation
Consolidated Results	2015		2016		2016 vs 2015
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	54,916	100.0%	52,036	100.0%	(2,880)	(5.2%)
Other income	2,011	3.7%	1,763	3.4%	(248)	(12.3%)
Supplies	(16,547)	(30.1%)	(15,242)	(29.3%)	1,305	(7.9%)
Personnel expenses	(10,349)	(18.8%)	(8,098)	(15.6%)	2,251	(21.8%)
Other expenses	(16,802)	(30.6%)	(15,341)	(29.5%)	1,461	(8.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,229	24.1%	15,118	29.1%	1,889	14.3%
Depreciation and amortization	(9,704)	(17.7%)	(9,649)	(18.5%)	55	(0.6%)
OPERATING INCOME	3,525	6.4%	5,469	10.5%	1,944	55.2%
Share of loss of investments accounted for by the equity method	(10)	0.0%	(5)	0.0%	5	(54.3%)
Net financial expense	(2,609)	(4.8%)	(2,219)	(4.3%)	390	(14.9%)
PROFIT BEFORE TAX	906	1.6%	3,245	6.2%	2,339	n.m.
Corporate income tax	(155)	(0.3%)	(846)	(1.6%)	(691)	n.m.
PROFIT FOR THE YEAR	751	1.4%	2,399	4.6%	1,648	n.m.
Attributable to equity holders of the Parent	616	1.1%	2,369	4.6%	1,753	n.m.
Attributable to non-controlling interests	135	0.2%	30	0.1%	(105)	(77.9%)

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic variations” should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2016/2015 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

Foreign exchange rates had a negative impact on our reported 2016 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Argentine peso, the Brazilian real and, to a lesser extent, the Venezuelan bolivar), and the pound sterling.
We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2016 and 2015. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015 and the consolidation of DTS in Telefónica Spain since May 2015. In addition, Telefé was sold in November 2016.

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In order to exclude the impact of these changes in our perimeter for the calculation of organic variations, the 2015 comparative figures:

o	include GVT’s results from January 1 to April 30, 2015;

o	include DTS’s results from January 1 to April 30, 2015;

o	exclude Telefé’s results from November 1 to December 31, 2015.

•
Restructuring costs: we have excluded the impact in 2016 and 2015 of certain restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Millions of euros	2015	2016
Telefónica Spain (Individual Suspension Plan)	2,896	789
Telefónica Spain (other restructuring plans)	—	48
Telefónica Brazil	7	40
Telefónica Germany	74	89
Telefónica United Kingdom	4	37
Telefónica Hispanoamérica	38	84
Other companies	198	293
Total restructuring costs	3,217	1,380

•	Results of tower sales: the results attributable to the sale of towers in 2016 and 2015 have been excluded.
In 2016, the results from the sale of towers totaled 1 million euros, mainly in Telefónica Hispanoamérica. In 2015, the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile).

•
Irrevocable commitment with Fundación Telefónica: in 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•
Adjustment to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015.
In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Perú, 48 million euros corresponding to Telefónica Brasil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany.
In 2015 these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

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•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have not been included in organic variations.
In 2016 the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were not included. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also not included.

•	Impairment of goodwill: the impairment losses on goodwill have not been included in organic variations.
In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, has been excluded.
In 2015, the impairment loss on the goodwill generated by the acquisition of Telefónica Digital Inc. amounting to 104 million euros was excluded.

•
Other adjustments: we have excluded the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the provisions recorded in Telefónica Spain to optimize the distribution network (18 and 30 million euros in 2016 and 2015, respectively).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2016	% Reported YoY	% Organic YoY
Revenues	(5.2%)	1.3%
Other income	(12.3%)	(13.9%)
Supplies	(7.9%)	(3.1%)
Personnel expenses	(21.8%)	1.9%
Other expenses	(8.7%)	0.2%
OIBDA	14.3%	4.7%
Operating income (OI)	55.2%	8.3%
CapEx	(14.7%)	3.9%
OpCF (OIBDA-CapEx)	n.m.	5.6%
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

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	Contribution to reported growth (percentage points)
TELEFÓNICA 2016	Exchange rate effect and hyperinflation	Perimeter change	Restruc-turing costs	Towers sales	Commit- ment with Fundación	Adjust- ments to the final purchase price of E-Plus	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(8.0)	1.4	—	—	—	—	—	—	—	—
Other income	(3.9)	1.7	—	(3.2)	—	(5.2)	—	11.3	—	—
Supplies	(6.7)	1.9	—	—	—	—	—	—	—	—
Personnel expenses	(7.0)	1.1	(17.2)	—	—	—	—	—	—	—
Other expenses	(8.7)	1.3	(0.1)	0.0	(1.9)	0.0	—	0.1	0.7	(0.2)
OIBDA	(8.8)	1.3	13.6	(0.5)	2.5	(0.8)	—	1.6	(0.8)	0.3
Operating Income (OI)	(20.2)	(0.9)	51.1	(1.8)	9.2	(2.9)	—	6.0	(3.1)	1.0
CapEx	(7.9)	1.5	—	—	—	—	(11.7)	—	—	—
OpCF (OIBDA-CapEx)	(12.4)	0.2	65.1	(2.3)	11.7	(3.7)	44.1	7.6	(4.0)	1.3
Results discussion
Revenues totaled 52,036 million euros in 2016, decreasing 5.2% compared to 2015 in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.0 p.p.), which was partially offset by the changes in the consolidation perimeter, which contributed with 1.4 p.p. to the year-on-year growth. In organic terms, revenues increased 1.3% due to the increase in service revenues offset by the decrease in handset revenues affected by the extension of handset lifecycles.
The structure of revenues reflects Telefónica’s business diversification, the segment with the largest contribution to our revenues in 2016 was Telefónica Spain, representing 24.4% (+1.8 p.p. compared to 2015), followed by Telefónica Hispanoamérica, representing 24.2% despite the adverse impact of exchange rates and hyperinflation in Venezuela, (-2.0 p.p. compared to 2015), and Telefónica Brazil, representing 21.3% (+1.2 p.p. compared to 2015).
Mobile business revenues totaled 32,401 million euros in 2016 (of which 28,030 million euros corresponded to service revenues and 4,032 million euros corresponded to handset revenues) down 8.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.). Excluding this impact, the year-on-year decrease was 0.1%, mainly due to the decrease of mobile revenues in Europe due to less handsets revenues that offset the increase of mobile revenues in Telefónica Hispanoamérica and in Telefónica Brazil as a result mainly of the increase in the customer base and data usage.
Mobile service revenues, which is included in mobile business revenues, totaled 28,030 million euros in 2016, down 7.5% year-on-year in reported terms explained by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.9 p.p.). Excluding this impact, mobile service revenues increased year-on-year by 1.5% due mainly to the higher customer base and higher data consumption.
Mobile data revenues, which is included in mobile service revenues, totaled 14,663 million euros in 2016, up 2.1% in reported terms. This increase was mainly attributable to higher consumption of data by our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-10.2 p.p.). Excluding this impact, mobile data revenues increased by 12.3% due mainly to the increase of non-SMS data revenues (up 19.7%) and higher use of data per customer. Mobile data revenues accounted for 52% of mobile service revenues in 2016, up 4.9 p.p. compared to 2015 in reported terms.
Fixed revenues totaled 18,187 million euros in 2016, up 1.9% year-on-year in reported terms. This increase was mainly attributable to the full year of consolidation of GVT and DTS in 2015 (which accounted for +4.7 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.9 p.p.). Excluding these impacts, fixed revenues increased 3.9%. This increase

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was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.
Other income totaled 1,763 million euros in 2016, including the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros). It also included income derived from the sale of towers totaling 1 million euros.
In 2015, other income included the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil and the spectrum swap with AT&T in Telefónica Mexico (79 million euros). Other income also included in 2015 income derived from the sale of real estate (78 million euros) and the sale of towers totaling 65 million euros in Telefónica Spain.
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, were 38,681 million euros in 2016, down year-on-year 11.5% in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-7.5 p.p.). The costs are explained in detail below:

•
Supplies amounted to 15,242 million euros in 2016, down 7.9% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-6.7 p.p.). In organic terms, supplies expenses decreased by 3.1% year-on-year, mainly due to lower handset consumption associated with a longer handset lifecycle, and lower interconnection costs.

•
Personnel expenses amounted to 8,098 million euros in 2016, down 21.8% in reported terms year-on-year compared to 2015. This decrease was mainly attributable to the restructuring provision of 1,336 million euros, principally in Telefónica Spain, accounting for 17.2 p.p. of the year-on-year decrease. In organic terms, personnel costs increased 1.9% year-on-year due to inflationary pressure in some Latin American countries and the internalization of services in Telefónica Brazil, which was partially offset by the savings generated from restructuring plans in recent years.

The average headcount was 132,120 employees in 2016, down 1.1% compared to 2015.

•
Other expenses amounted to 15,341 million euros in 2016, down 8.7% in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.) In organic terms, other expenses remained flat year-on-year (+0.2%), principally due to savings in commercial costs, benefitting from higher synergies in Telefónica Spain, Telefónica Brazil and Telefónica Germany, which offset in part the negative impact of the inflation rates in some Latin American countries resulting in higher network costs.

OIBDA was 15,118 million euros in 2016, up 14.3% in reported terms as a result of various factors that affect comparability, mainly the lower restructuring costs in 2016 (1,380 million euros) compared to 2015 (3,217 million euros), which accounted for 13.6 p.p. of the year-on-year increase, the provision related to the agreement between Telefónica, S.A. and Fundación Telefónica registered in 2015 (+2.5 p.p.), the impact of the consolidation of GVT, DTS and Telefé (+1.3 p.p.) and the capital gain from the sale of Telefé, Telecomunicaciones Personalizadas and Vocem (+1.6 p.p.). These factors more than offset the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.8 p.p.), the adjustments made to the final acquisition price of E-Plus in 2015 (-0.8 p.p.), the impairment loss on goodwill (-0,8 p.p.) and finally the lower sale of towers (-0.5 p.p.). In organic terms, OIBDA grew 4.7% due mainly to the positive evolution of all the regions as consequence of the positive evolution of service revenues, integration synergies captured in Telefónica Brazil and Telefónica Germany and the continuous effort to contain costs.
OIBDA margin stood at 29.1% in 2016, up 5 p.p. compared to 2015 in reported terms. In organic terms OIBDA margin was 31.5% and increased 1 p.p. compared to 2015 thanks to the increase in service revenues and higher content costs.
By segments, the main contributors to Group OIBDA were Telefónica Spain with 29.6% (+11.9 p.p. compared to 2015 due to lower restructuring cost provision in 2016), Telefónica Brazil with 24.6% (-2.4 p.p. compared to

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2015) and Telefónica Hispanoamérica with 23% (reducing its contribution by 9.9 p.p. compared to 2015 due to the lower contribution of Argentina, Peru and Mexico).
Depreciation and amortization amounted to 9,649 million euros in 2016, down 0.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela partially offset by the consolidation of GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 801 million euros in 2016, down 10% year-on-year.
Operating income (OI) in 2016 totaled 5,469 million euros, up 55.2% in reported terms compared to 2015 for the reasons set forth above. In organic terms, operating income grew 8.3% year-on-year mostly as a result of cost savings.
The share of loss of investments accounted for by the equity method for 2016 was a loss of 5 million euros (compared to a loss of 10 million euros in 2015).
Net financial expense amounted to 2,219 million euros in 2016, 14.9% lower than the previous year, due to savings from the management of debt (pound sterling hedges linked to Telefónica United Kingdom and the lower cost of debt in European currencies). On the other hand, the higher finance income resulting from the inflation in Venezuela was mainly offset by the income from the sale of equity investments, with the capital loss from the sale of the 1.5% stake in China Unicom (155 million euros) in 2016, and the positive impact from the divestment of the holding in Telecom Italia, S.p.A. (380 million euros) in 2015.
Corporate income tax amounted to 846 million euros in 2016. Considering a pre-tax profit of 3,245 million euros, the effective tax rate stood at 26.1%, 9.0 p.p. higher than the 2015 effective tax rate, due to lower tax credits recognition in 2016.
As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2016 was 2,369 million euros (616 million euros in 2015).
Profit attributable to non-controlling interest reached 30 million euros, 105 million euros less than in 2015, mainly due to the increase in losses attributable to minority interests at Telefónica Germany, offset by the lower profit attributable to minority interests in Telefónica Brazil.

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2016/2015 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	10,005.6	9,720.2	(2.9%)
Internet and data accesses	6,000.0	6,094.5	1.6%
Broadband (2)	5,962.0	6,067.3	1.8%
Fiber	2,223.0	2,998.3	34.9%
Mobile accesses	17,258.5	17,237.7	(0.1%)
Prepay	2,777.1	2,329.3	(16.1%)
Contract	14,481.4	14,908.4	2.9%
M2M	1,778.8	2,006.3	12.8%
Pay TV	3,671.5	3,657.0	(0.4%)
Final Clients Accesses	36,935.6	36,709.4	(0.6%)
Wholesale Accesses	5,037.7	4,525.5	(10.2%)
Total Accesses	41,973.3	41,234.9	(1.8%)
Notes:
There were no variations in organic terms during the period.
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) Include ADSL, satellite, fiber optic and retail broadband circuit.

In 2016 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015. During the first semester of 2016 the tariffs of the consumer segment, fundamentally broadband, postpaid mobile and “Fusión” were revised and, on July 3, 2016 a new "Movistar Fusión+" portfolio was launched, increasing the value offered to customers and tailoring it to their preferences. Basic bundles now include content from the Spanish "La Liga", to which "UEFA Champions and Europe League" are added in ultrafast packages; and the new "Movistar Fusión+" bundles include additional mobile lines and Premium TV content. It is important to highlight the good evolution of the second mobile line included in “Fusión+ Contigo” since its launching on June 1, 2016.
Churn evolution was positive in 2016, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015, reflecting the higher loyalty of the customers with bundles services. This fact has resulted in a positive performance of commercial activity in 2016, broadband net adds grew by 39% year-on-year, there were more than 775 thousand new fiber accesses, and mobile contract net adds continued growth (+0.4 million customers). In fixed telephony the net loss of accesses decreased by 35.5% year-on-year.
Telefónica Spain had 41.2 million accesses at the end of December 2016, down 1.8% year-on-year, explained by the decrease in prepay mobile accesses and fixed telephony accesses. Retail accesses also declined by 0.6% year-on-year.
“Movistar Fusión”, with a customer base of 4.3 million with 2.5 million additional wireless lines to the base offer as of December 31, 2016, maintained a solid year-on-year growth (+5% and +26% respectively compared to December 2015) and contributed 83% of the fixed retail broadband customer base (3.0% year-on-year) and 73% of the wireless contract customer base (6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 37% of the customer base already using 100 Mb or 300

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Mb ultra-fast broadband (+8 p.p. year-on-year) and 68% of the customer base with Pay-TV as of December 31, 2016 (+5 p.p. year-on-year).
Fixed accesses decreased 2.9% year-on-year, with a net loss of 285 thousand accesses in the year 2016. This decrease was mainly due to a slower fixed access market evolution.
Retail broadband accesses presented 105 thousand new accesses in 2016, totaling 6.1 million acesses (+1.8% year-on-year) due to a low churn (1.4% in 2016, +0.02 p.p. year-on-year).
Fiber accesses showed a good evolution in terms of net adds (0.8 million new accesses in 2016), reaching 3.0 million customers in 2016 (up 34.9% compared to 2015), 49% of which corresponded to broad band accesses (+12 p.p. year-on-year), and with more than 775 thousand new accesses in 2016. Ultra-speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 10 euros, including VAT) reached 2.0 million accesses (68% of total fiber accesses). At December 31, 2016 the fiber deployment reached 17.1 million premises, 2.7million more than at December 31, 2015, and continues to be the largest in Europe.
Total mobile accesses stood at 17.2 million, down 0.1% compared with year-end 2015 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2016, growing by 2.9% year-on-year. Smartphone penetration stood at 70.9% of the mobile voice base (+4.6 p.p. compared to year-end 2015) and significantly boosted data traffic growth to 62% year-on-year in 2016 due to the higher number of customers with the renewed portfolio containing superior data packages.
LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 91% of the population at the end of 2016, up 16 p.p. compared to 2015, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 6.0 million customers in 2016, almost doubling the customer base in 2015, while penetration reached 40% (+19 p.p. year-on-year).
Pay-TV accesses reached 3.7 million, in line with the previous year, including 613 thousand satellite TV accesses from DTS.
Given the high penetration level of the convergent offer “Fusión”, the revenue breakdown by service is considered to be increasingly less relevant in 2016. For this reason, Telefónica Spain has disclosed a new revenue breakdown that management believes is more meaningful.
The table below shows the evolution of Telefónica Spain’s results over 2015 and 2016:

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Millions of euros
TELEFÓNICA SPAIN	2015	2016	%Reported YoY	%Organic YoY (3)
Revenues	12,402	12,713	2.5%	(0.1%)
Consumer (1)	6,129	6,536	6.6%	1.8%
Fusión	3,368	4,095	21.6%	21.6%
Out of Fusión	2,761	2,441	(11.6%)	(20%)
Corporate	3,473	3,423	(1.4%)	(1.4%)
Communications	2,799	2,708	(3.3%)	(3.3%)
TI	674	716	6.2%	6.2%
Others (2)	2,152	2,257	4.8%	3.2%
Other income	516	476	(7.6%)	(6.4%)
Supplies	(2,996)	(3,375)	12.7%	4.4%
Personnel expenses	(5,173)	(2,997)	(42.1%)	(6.2%)
Other expenses	(2,413)	(2,350)	(2.6%)	(4.8%)
OIBDA	2,336	4,467	91.2%	1.4%
OIBDA Margin	18.8%	35.1%	16.3 p.p.	0.6 p.p.
Depreciation and amortization	(1,898)	(1,830)	(3.6%)	(4.8%)
Operating income (OI)	438	2,637	n.m.	5.1%
CapEx	1,827	1,847	1.1%	3.0%
OpCF (OIBDA-CapEx)	509	2,621	n.m.	0.6%
Notes:
(1) Consumer revenues also include freelance revenues.
(2) Other revenues include wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Changes in the scope of consolidation: DTS was included in Telefónica’s consolidation perimeter on May 1, 2015. In order to exclude the impact of this change in the perimeter for the calculation or organic variations, the 2015 comparative figures include DTS’s results from January 1 to April 30, 2015.

•
Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan in Spain and amounting to 837 million and 2,896 million euros in 2016 and 2015, respectively, has been excluded.

•
Results of tower sales: the result obtained by Telefónica Spain from the sale of towers in 2015 totaling 38 million euros, has been excluded. Telefónica Spain recognized no result from the sale of towers in 2016.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015, which totaled 7 and 49 million euros, respectively.

•	Gains or losses on the sale of companies: in 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

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•	Optimization of the distribution network: the impact of the provisions recorded for 18 million and 30 million euros in 2016 and 2015, respectively, have been excluded.
The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2016	%Reported YoY	%Organic YoY	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution channel
Revenues	2.5%	(0.1%)	2.6	—	—	—	—	—
Other income	(7.6%)	(6.4%)	0.1	—	(7.4)	—	5.6	—
Supplies	12.7%	4.4%	7.9	—	—	—	—	—
Personnel expenses	(42.1%)	(6.2%)	0.5	(39.8)	—	—	—	—
Other expenses	(2.6%)	(4.8%)	2.8	—	—	—	—	(0.5)
OIBDA	91.2%	1.4%	(0.2)	88.1	(1.6)	—	1.2	0.5
CapEx	1.1%	3.0%	0.4	—	—	(2.3)	—	—
OpCF (OIBDA-CapEx)	n.m.	0.6%	(2.2)	n.m.	(7.5)	8.2	5.6	2.3

Results discussion
Revenues in Telefónica Spain in 2016 were 12,713 million euros, up 2.5% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +2.6 p.p. of the year-on-year increase). In organic terms, revenues were flat year-on-year, as lower handset revenues were offset by higher service revenues.
Given the high penetration level of the convergent offer (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a new revenue breakdown that management believes is more meaningful.

•
Consumer revenues (6,536 million euros in 2016) grew by 6.6% year-on-year in reported terms, as a result of the consolidation of DTS since May 1, 2015 (+4.8 p.p. of the year-on-year increase). In organic terms, these revenues increased 1.8% year-on-year, mainly driven by the growth in ARPU and in the number of customers. It is worth highlighting the strong growth in "Fusión" revenues during 2016 (4,095 million euros, +21.6% year-on-year) which more than offset the drop in "non-Fusión" revenues.

•
Business revenues (3,423 million euros in 2016) decreased by 1.4% year-on-year in reported terms, improving the year-on-year trend, mainly due to a better evolution in communications revenues evolution and higher IT revenues. During 2016, business revenues showed a path of stabilization, supported by the commercial offer renovation, with integrated connectivity solutions, IT and digital services, all of them key for the digitalization of the businesses.

•
Other revenues, which include wholesale, subsidiaries and other revenues (2,257 million euros in 2016) grew by 4.8% year-on-year in reported terms, due to the growth in wholesale TV revenues and fixed ingoing voice revenues.

Fusión ARPU was 80.4 euros in 2016, up 12.0% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers' mix stimulated by the renovation of the portfolio that took place in August, 2016 including mobile additional lines and additional contents in the convergent offers.

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OIBDA amounted to 4,467 million euros in 2016, up 91.2% year-on-year in reported terms, as a consequence of the provisions recorded in 2015 totaling 2,896 million euros relating to restructuring cost by the “Employment Suspension Plan” and 30 million euros relating to restructuring of the distribution channel. The OIBDA reported in 2016 also included 837 million euros of provisions due to the Individual Suspension Plan and other restructuring plans, and 18 million euros of provision due to the restructuring of the distribution channel.
In organic terms OIBDA increased 1.4% year-on-year, mainly due to the higher service revenues, lower personnel costs (down by 6.2% year-on-year in organic terms which is mainly explained by the savings generated by the “employment suspension plan” (207 million euros) since April 2016) and lower other expenses, which dropped 2.6% in reported terms and down 4.8% in organic terms excluding changes in the perimeter of consolidation, principally due to lower commercial costs, which in total offset the increase of supplies (+12.7% in reported terms, +4.4% in organic terms) impacted by higher content costs and IT equipment purchases.
OIBDA margin was 35.1% in 2016 in reported terms and 41.6% in organic terms, up 16.3 p.p. year-on-year in reported terms.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	247.1	272.6	10.3%
Internet and data accesses	21.0	23.7	12.8%
Broadband	21.0	23.7	12.8%
Mobile accesses	25,018.8	25,462.7	1.8%
Prepay	10,561.4	9,701.4	(8.1%)
Contract	14,457.4	15,761.3	9.0%
M2M (2)	2,383.9	3,266.9	37.0%
Final Clients Accesses	25,286.9	25,759.0	1.9%
Total Accesses	25,286.9	25,759.0	1.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes 720 thousand M2M accesses on the global platform since the first quarter 2016.

In 2016, Telefónica United Kingdom maintained market momentum, as a result of the O2 brand recognition, the commercial proposal success and the customer loyalty. These factors have allowed the company to keep growing in a competitive market.
The total access base grew 1.9% year-on-year and stood at 25.8 million at December 31, 2016, mainly driven by a 1.8% increase in the mobile customer base.
The contract mobile customer base grew 9.0% year-on-year and reached 15.8 million accesses, with a broadly stable 61.9% share over the total mobile base driven by the incorporation of 720 thousand M2M accesses on the global platform, not accounted before. Net adds reached 444 thousand accesses due to the solid contribution of postpay accesses. Smartphone penetration reached 68.4% of the total mobile accesses base, up 8.0 p.p. year-on-year, driven by the continued growth of LTE customers (+36.1% year-on-year reaching 10.4 million at December 31, 2016). LTE penetration reached 47% of the total mobile access base.
The prepay access base decreased 8.1% year-on-year to 9.7 million at December 31, 2016.

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The table below shows the evolution of Telefónica United Kingdom's results over 2015 and 2016:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	7,837	6,861	(12.5%)	(1.5%)
Mobile service revenues	5,778	5,121	(11.4%)	(0.3%)
Other income	170	148	(12.7%)	(1.8%)
Supplies	(3,769)	(3,226)	(14.4%)	(3.7%)
Personnel expenses	(549)	(528)	(3.9%)	1.2%
Other expenses	(1,760)	(1,546)	(12.1%)	(1.1%)
OIBDA	1,929	1,709	(11.4%)	1.7%
OIBDA Margin	24.6%	24.9%	0.3 p.p.	0.8 p.p.
Depreciation and amortization	(1,196)	(1,090)	(8.9%)	2.6%
Operating Income (OI)	733	619	(15.5%)	0.2%
CapEx	883	931	5.5%	18.7%
OpCF (OIBDA-CapEx)	1,046	778	(25.6%)	(12.7%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•	Restructuring costs: we have excluded the impact in 2016 and 2015 of restructuring costs, amounting to 37 and 4 million euros, respectively.
The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(12.5%)	(1.5%)	(11.0)	—
Other income	(12.7%)	(1.8%)	(10.9)	—
Supplies	(14.4%)	(3.7%)	(10.7)	—
Personnel expenses	(3.9%)	1.2%	(12.0)	6.9
Other expenses	(12.1%)	(1.1%)	(11.0)	—
OIBDA	(11.4%)	1.7%	(11.1)	(2.0)
CapEx	5.5%	18.7%	(13.2)	—
OpCF (OIBDA-CapEx)	(25.6%)	(12.7%)	(9.3)	(3.6)

Results discussion
Total revenues were 6,861 million euros in 2016, down by 12.5% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for -11.0 p.p. of the year-on-year decrease). In organic terms, revenues decreased by 1.5% year-on-year due mainly to lower handset sales, which declined by 8.0% year-on-year.
Mobile service revenues totaled 5,121 million euros in 2016, down by 11.4% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for -11.1 p.p. of the year-on-year decrease). Excluding this impact, mobile service revenues decreased by 0.3% due to the “Refresh” commercial model as well as the low interconnection fares. Under the Refresh commercial model, certain revenues related to handset are not considered as mobile service revenues, but as handset revenues.
Mobile ARPU decreased by 12.1% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU went down by 1.1% adversely affected by the “Refresh” model, while data ARPU increased by 2.3%. In the “Refresh” model handset revenues are not considered as mobile service revenues, but as handset revenues and ARPU does not reflect the handset revenues.

TELEFÓNICA UNITED KINGDOM	2015	2016	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	90,527	93,306	3.1%	3.1%
ARPU (EUR)	19.4	17.0	(12.1%)	(1.1%)
Prepay	7.7	7.5	(3.1%)	9.7%
Contract (1)	33.5	28.8	(14.1%)	(3.5%)
Data ARPU (EUR)	11.3	10.3	(9.0%)	(2.3%)
% non-SMS over data revenues	59.4%	61.4%	2.0 p.p.	2.0 p.p.
Notes:
(1) Excludes M2M.

OIBDA totaled 1,709 million euros in 2016, down 11.4% year-on-year in reported terms, as a result mainly of the depreciation of the pound sterling. In organic terms, OIBDA increased by 1.7% year-on-year due to the reduction of costs offset by lower service revenues.
The OIBDA margin stood at 24.9% in 2016, with an increase of 0.3 p.p. in reported terms compared to 2015. In organic terms, OIBDA margin stood at 25.5%.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	1,997.8	2,010.3	0.6%
Internet and data accesses	2,330.6	2,324.5	(0.3%)
Broadband	2,098.0	2,104.0	0.3%
VDSL	516.8	805.5	55.9%
Mobile accesses	43,062.8	44,320.7	2.9%
Prepay	23,979.4	23,784.0	(0.8%)
Contract	19,083.4	20,536.6	7.6%
M2M	632.0	787.8	24.6%
Final Clients Accesses	47,391.2	48,655.5	2.7%
Wholesale Accesses	972.0	691.0	(28.9%)
Total Accesses	48,363.2	49,346.4	2.0%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

During 2016 Telefónica Germany maintained market momentum with the launch of a new Premium portfolio called “O2 Free” on October 5, 2016, which underpins the company's data monetization strategy, offering more content at a higher price with a clear focus on retaining and developing the premium customer base. Competitive pressure in the non-premium segment is showing some signs of improvement. At the same time, Telefónica Germany delivered on its integration milestones, generating additional savings in line with its synergy targets.
The total access base grew 2.0% year-on-year and stood at 49.3 million at December 31, 2016, mainly driven by a 2.9% increase in the mobile base (which reached 44.3 million).
The contract mobile customer base grew 8% year-on-year and reached 20.5 million accesses, with a broadly stable 46.3% share over the total mobile base. Net adds reached 1.5 million accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 59% of the total mobile access base, up 5.2 p.p. year-on-year driven by the continued growth of LTE customers (+53% year-on-year reaching 12.1 million at December 31, 2016) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 27% of the total mobile access base.
The prepay access base remained broadly stable year-on-year (-0.8%) at 23.8 million. The prepay segment lost 195 thousand accesses in 2016 due to the partner segment.
The retail broadband access loss trend continued to improve, with 6 thousand net additions in 2016. VDSL registered 289 thousand net additions (+60% year-on-year) in 2016 and continued to benefit from the continued strong demand, while the wholesale DSL customer base continued to fall due to the planned dismantling of the legacy infrastructure.

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The table below shows the evolution of Telefónica Germany’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA GERMANY	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	7,888	7,503	(4.9%)	(4.9%)
Mobile Business	6,832	6,498	(4.9%)	(4.9%)
Mobile service revenues	5,532	5,437	(1.7%)	(1.7%)
Fixed Business	1,043	981	(5.9%)	(5.9%)
Other income	265	146	(45.0%)	(9.3%)
Supplies	(2,712)	(2,452)	(9.6%)	(9.6%)
Personnel expenses	(655)	(646)	(1.4%)	(7.9%)
Other expenses	(2,928)	(2,757)	(5.8%)	(5.0%)
OIBDA	1,858	1,794	(3.4%)	2.9%
OIBDA Margin	23.6%	23.9%	0.4 p.p.	1.9 p.p.
Depreciation and amortization	(2,128)	(2,211)	3.9%	3.9%
Operating Income (OI)	(270)	(417)	54.2%	9.8%
CapEx	2,230	1,108	(50.3%)	6.8%
OpCF (OIBDA-CapEx)	(372)	686	c.s.	(2.1%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2016, restructuring costs had an 89 million euros impact on OIBDA. In 2015, restructuring costs had a 74 million euros impact on OIBDA.

•
Adjustments to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2015 amounted to 1.198 million euros (6 million euros in 2016).

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The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2016	%Reported YoY	%Organic YoY	Restructuring costs	Adjustments to the final purchase price of E-Plus	Spectrum acquisition
Revenues	(4.9%)	(4.9%)	—	—	—
Other income	(45.0%)	(9.3%)	—	(39.4)	—
Supplies	(9.6%)	(9.6%)	—	—	—
Personnel expenses	(1.4%)	(7.9%)	6.4	—	—
Other expenses	(5.8%)	(5.0%)	(0.9)	(0.1)	—
OIBDA	(3.4%)	2.9%	(0.8)	(5.5)	—
CapEx	(50.3%)	6.8%	—	—	(53.5)
OpCF (OIBDA-CapEx)	c.s.	(2.1%)	4.1	27.4	n.m.
Results discussion
Total revenues were 7,503 million euros in 2016, down 4.9% year-on-year in reported terms due mainly to the lower service revenues and handset sales.
Mobile service revenues totaled 5,437 million euros in 2016, decreasing 1.7% year-on-year in reported terms due mainly to the impact of termination and roaming tariffs, the increasing share of partner segment (second brands) within the customer base and the competitive pressure. Telefónica Germany continued to focus on data revenues, which increased by 5.3% and accounted for 55% of mobile service revenues in 2016. Non-P2P SMS data revenues amounted to 2,300 million euros (increasing +13.1% year-on-year) and non-P2P SMS data revenues accounted for 76.9% of the total data revenues (+5.3 p.p. year-on-year).
Fixed revenues were 981million euros in 2016 (down 5.9% year-on-year), due to lower wholesale revenues driven by the planned decommissioning of the legacy ULL platform.
Mobile ARPU was 10.3 euros in 2015 (down 3.7% year-on-year), while contract ARPU stood at 16.5 euros (down 4.1% year-on-year), as a result of the high pricing pressure in a competitive market, higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.7 euros (+3.4% year-on-year).

TELEFÓNICA GERMANY	2015	2016	%YoY
Voice Traffic (millions of minutes)	117,877	113,896	(3.4%)
ARPU (EUR)	10.7	10.3	(3.7%)
Prepay	5.8	5.7	(1.6%)
Contract (1)	17.2	16.5	(4.1%)
Data ARPU (EUR)	5.5	5.7	3.4%
% non-SMS over data revenues	71.6%	76.9%	5.3 p.p.
Notes:
(1) Excludes M2M.

OIBDA totaled 1,794 million euros in 2016, decreasing 3.4% year-on-year in reported terms as a result mainly of the previously mentioned positive impact of the final purchase price of E-Plus in 2015 (-5.5 p.p.) and the lower restructuring costs recorded in 2016 (-0.8 p.p.). In organic terms, OIBDA grew by 2.9% year-on-year, driven by the synergies captured in integration (approximately 150 million euros in 2016) mainly by employees restructuring and infrastructure dismantling.

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The OIBDA margin stood at 23.9% in reported terms for 2016, up 0.4 p.p. compared to 2015 (+1.9 p.p. in organic terms).

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	14,654.5	14,338.4	(2.2%)
Internet and data accesses	7,195.5	7,383.2	2.6%
Broadband	7,129.5	7,311.0	2.5%
Fiber and VDSL	3,779.9	4,171.0	10.3%
Mobile accesses	73,261.3	73,769.8	0.7%
Prepay	42,194.4	40,387.2	(4.3%)
Contract	31,066.9	33,382.6	7.5%
M2M	4,234.7	5,005.1	18.2%
Pay TV	1,787.9	1,712.7	(4.2%)
Final Clients Accesses	96,899.3	97,204.2	0.3%
Wholesale Accesses	22.3	17.9	(19.5%)
Total Accesses	96,921.5	97,222.2	0.3%
Notes:
There were no variations in organic terms during the period.
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Brazil closed the year 2016 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, leadership has been maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2016. In the fixed business, the transformation towards fiber and Pay-TV was strengthened after the integration of GVT in May 2015.
Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fiber and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures and generated benefits from the synergies with GVT that offset the adverse macroeconomic situation in Brazil.
However, results in 2016 were adversely affected by the interconnection tariff reduction in the mobile business (-33.8%) and in the retail fixed-mobile tariff (-20.6%), fixed-local (-65.9%) and fixed-interurban (-21.3%) since February 25, 2016.
Telefónica Brazil reached 97.2 million accesses at December 31, 2016, up 0.3% compared with December 2015.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.1% in the contract segment as of December 31, 2016 (Source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 30.2% as of December 2016 (source: Anatel), driven by the contract clients growth (7.5% year-on-year), and offset the fall in prepaid clients (-4.3% year-on-year). An improvement has been experienced on the “familiar plans”, giving the chance to proceed to data sharing among the same family, as well as progress in online client assistance through “meu vivo”, acclaiming one of Vivo’s strengths and continuing with constant upgrades.
In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 17 million premises passed with fiber at December 31, 2016 and 4.3 million homes connected. Traditional accesses decreased 2.2% due to the fixed-mobile substitution. Retail broadband accesses totaled 7.3 million accesses at the end of 2016,

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increasing 2.5% year-on-year. Among them, 59% accesses were connected with FTCC. Pay TV customers reached 1.7 million as of December 31, 2016, down 4.2% in reported terms due mainly to the macroeconomic situation and a commercial strategy based in value clients gaining. IPTV accesses increased in relevance representing 13% of total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA BRAZIL	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	11,060	11,097	0.3%	0.9%
Mobile Business	6,906	6,669	(3.4%)	1.7%
Mobile service revenues	6,495	6,357	(2.1%)	3.1%
Fixed Business	4,154	4,428	6.6%	(0.2%)
Other income	416	348	(16.3%)	(16.6%)
Supplies	(2,568)	(2,249)	(12.4%)	(10.9%)
Personnel expenses	(1,042)	(1,167)	11.9%	3.1%
Other expenses	(4,293)	(4,315)	0.5%	2.0%
OIBDA	3,573	3,714	3.9%	5.3%
OIBDA Margin	32.3%	33.5%	1.2 p.p.	1.4 p.p.
Depreciation and amortization	(1,916)	(2,038)	6.4%	2.5%
Operating Income (OI)	1,657	1,676	1.1%	8.8%
CapEx	2,105	2,138	1.6%	(2.9%)
OpCF (OIBDA-CapEx)	1,468	1,576	7.3%	17.8%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•
Changes in the scope of consolidation: GVT was included in Telefónica’s consolidation perimeter in May 2015. In order to exclude the impact of this change in the perimeter for the calculation of organic variations, the 2015 comparative figures include GVT’s results from January 1 to April 30, 2015.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. In 2015, these restructuring costs totaled 7 million euros

•	Results of tower sales: the results attributable to the sale of towers have been excluded (10 million euros in 2015).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

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The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2016	%Reported YoY	%Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition
Revenues	0.3%	0.9%	(5.2)	4.6	—	—	—
Other income	(16.3%)	(16.6%)	4.4	(7.9)	—	2.3	—
Supplies	(12.4%)	(10.9%)	(4.6)	3.4	—	—	—
Personnel expenses	11.9%	3.1%	(5.8)	11.0	3.3	—	—
Other expenses	0.5%	2.0%	(5.2)	3.7	—	—	—
OIBDA	3.9%	5.3%	(5.4)	5.1	(1.0)	(0.3)	—
CapEx	1.6%	(2.9%)	(5.3)	7.6	—	—	2.4
OpCF (OIBDA-CapEx)	7.3%	17.8%	(5.6)	1.4	(2.4)	(0.7)	(3.5)
Results discussion
Revenues totaled 11,097 million euros in 2016, up 0.3% in reported terms and 0.9% year-on-year in organic terms, due mainly to the depreciation of the Brazilian real (which accounted for -5.2 p.p. of the evolution) and the consolidation of GVT (+4.6 p.p.). In organic terms, the year-on-year variation of 0.9% was principally due to the good evolution in the mobile business (+1.7% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction, impacting resulting in a reduction in fixed revenues, that decreased by 0.2%.

•
Revenues from the mobile business totaled 6,669 million euros in 2016, down 3.4% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -5.0 p.p. of the evolution). In organic terms, revenues from the mobile business increased by 1.7% due to the positive evolution of service revenues (+3.1% year-on-year) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This offsets the decrease in inbound revenues because of the fall in interconnection, due to the decrease of tariffs, and prepaid revenues associated with the customer base fall. Additionally, handsets revenues slow down 23.9% in reported terms due to a lower commercial activity.

•
Fixed telephony revenues totaled 4,428 million euros, up by 6.6% in reported terms due mainly to the impact of the consolidation of GVT (+12.3 p.p.) and partially offset by depreciation of the Brazilian real (which accounted for -5.6 p.p. of the evolution). In organic terms, revenues were down by 0.2%, mainly due to the regulatory impact of the decrease of the fixed-mobile and fixed-fixed tariffs that compensate the increase in broadband and new services revenues, which were up by 6.5% year-on-year in organic terms supported by the increase in fiber and Pay TV revenues.

The mobile ARPU increased 13.3% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues that compensate the depreciation of the Brazilian real. In organic terms, it increased 19.3% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the client base is reflected in an increase in the outbound ARPU and the 25.3% growth in the data ARPU.

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TELEFÓNICA BRAZIL	2015	2016	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	379,430	373,074	(1.7%)	(1.7%)
ARPU (EUR)	6.3	7.1	13.3%	19.3%
Prepay	3.2	3.4	5.4%	11.2%
Contract (1)	13.3	12.9	(2.9%)	2.4%
Data ARPU (EUR)	2.9	3.5	19.1%	25.3%
% non-SMS over data revenues	82.9%	88.4%	5.5 p.p.	5.5 p.p.
Notes:
(1) Excludes M2M.

OIBDA stood at 3,714 million euros in 2016, up 3.9% in reported terms. This evolution was affected by the recognition of a 40 million euros related to a restructuring personnel plan in 2016 compared with the 7 million euros provision registered in 2015, the positive impact from the expired payment obligation (98 million euros) in 2015, the negative impact of the depreciation of the Brazilian real (-5.4 p.p.) and the consolidation of GVT (+5.1 p.p.). In organic terms, the year-on-year increase was 5.3% due to revenue improvement and cost efficiency compensating a worse macro scenario with higher inflation, more devaluation and greater insolvencies provision rates. Personnel expenses totaled 1,167 million euros in 2016, up 11.9% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.1% year-on-year due to higher social benefits and the internalization of network contractors that compensates benefits from restructuring plans and voluntary redundancy programs in 2016. In addition, supplies costs fell (-10.9% in organic terms) thanks to the positive impact of the interconnection tariff reduction and lesser devices consumption (commercial activity focused on profitable clients).
The OIBDA margin stood at 33.5% in reported terms for 2016, up 1.2 p.p. compared to 2015.

TELEFÓNICA HISPANOAMÉRICA
The below table shows the evolution of accesses in Telefónica Hispanoamérica over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	12,829.8	11,938.6	(6.9%)
Internet and data accesses	5,667.8	5,707.9	0.7%
Broadband	5,610.4	5,570.7	(0.7%)
Mobile accesses	113,302.7	115,284.5	1.7%
Prepay	88,332.8	89,461.2	1.3%
Contract	24,969.8	25,823.3	3.4%
M2M	2,296.9	2,561.3	11.5%
Pay TV	2,812.2	2,919.2	3.8%
Final Clients Accesses	134,612.4	135,850.3	0.9%
Wholesale Accesses	30.9	66.5	115.6%
Total Accesses T. Hispanoamérica	134,643.3	135,916.8	0.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Total accesses reached 135.9 million at December 31, 2016 (+0.9% year-on-year).

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Mobile accesses totaled 115.3 million customers and grew 1.7% year-on-year, highlighting the higher quality of the customer base.

•
In the contract segment, accesses grew 3.4% year-on-year. Growth was particularly strong in Argentina (+3.3%), Chile (+7.5%) and Colombia (+6.0%). Annual net adds reached 854 thousand customers, mainly due to the contribution of Argentina (+231 thousand accesses), Chile (+218 thousand accesses) and Colombia (+203 thousand accesses), benefitting from a successful strategy of migrations (from prepay to contract), as well as a higher amount of gross adds.

•
In the prepay segment, accesses grew 1.3% year-on-year, with net adds of 1,1 million customers. Growth was driven mainly by Mexico (+1.5 million accesses), Colombia (+0.6 million accesses) and Central America (+0.8 million accesses), compensating the negative net adds in other markets like Peru (-1.2 million accesses) and Chile (-1.0 million accesses). Such increases were explained by strong price competition in the prepay segment, not followed by Movistar to avoid harming the quality levels of the network (avoiding reduced price offers), along with the focus on attracting high value customers that allowed the acceleration of migration processes from prepay to contract.

•
The smartphones customer base grew 14.7% year-on-year to 46.1 million accesses, with a penetration over mobile accesses of 41.3% (+4.7 p.p. year-on-year), mainly due to the growth in all countries of the region. At the same time, 4G accesses continued growing, reaching 15.5 million accesses at the end of the year.

Traditional fixed business accesses stood at 11.9 million at December 31, 2016 (-6.9% year-on-year) with negative net adds of 0.9 million customers, affected by the erosion of traditional fixed business in the region, including Argentina (-4.0% year-on-year), Peru (-5.8% year-on-year), Chile (-5.4% year-on-year) and Colombia (-5.4% year-on-year).
Broadband accesses totaled 5.6 million at December 31, 2016 (-0.7% year-on-year), due to negative net adds in Colombia (-3.6%) and Argentina (-1.6%), which were not enough to offset the positive performance of Peru (+2.4%). The penetration of fixed broadband accesses over traditional fixed business accesses was 46.7% at December 31, 2016 (+2.9 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 62.1% of broadband accesses having a speed over 4Mb at December 31, 2016 (+9 p.p. year-on-year).
TV accesses totaled 2.9 million (+3.8% year-on-year), with net adds of 107 thousand customers as a result of an improvement in all the countries in the region that offer the service. Growth was particularly positive in Peru (+6.2%), Colombia (+5.9%) and Chile (+2.5%).
The table below shows the evolution of Telefónica Hispanoamérica’s results over 2015 and 2016:

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Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	14,387	12,579	(12.6%)	7.5%
Mobile Business	10,347	8,882	(14.2%)	6.3%
Mobile service revenues	9,160	7,918	(13.6%)	7.0%
Fixed Business	4,070	3,732	(8.3%)	12.2%
Other income	347	274	(21.3%)	(10.4%)
Supplies	(4,176)	(3,704)	(11.3%)	4.4%
Personnel expenses	(1,686)	(1,584)	(6.1%)	22.8%
Other expenses	(4,516)	(4,088)	(9.5%)	7.0%
OIBDA	4,356	3,477	(20.2%)	3.9%
OIBDA Margin	30.3%	27.6%	(2.6 p.p.)	(1.0 p.p.)
Depreciation and amortization	(2,241)	(2,190)	(2.3%)	7.5%
Operating Income (OI)	2,115	1,287	(39.1%)	0.5%
CapEx	3,060	2,613	(14.6%)	6.5%
OpCF (OIBDA-CapEx)	1,296	864	(33.3%)	(0.3%)
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2016 and 2015, amounting to 84 and 38 million euros, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (1 million euros in 2016 and 18 million euros in 2015).

•
Spectrum acquisition: the impact of spectrum acquisitions has been excluded in 2016 (284 million euros, corresponding to Peru) and 2015 (338 million euros, mainly corresponding to Argentina and Ecuador).

•
Capital gains and losses on sales of companies: gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé for 15 million euros was excluded.

•
Goodwill impairments: Impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2016	%Reported YoY	%Organic YoY	Exchange rate effect and hyper-inflation	Restruc-turing costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments
Revenues	(12.6%)	7.5%	(20.0)	—	—	—	—	—
Other income	(21.3%)	(10.4%)	(10.7)	—	(5.0)	—	4.2	—
Supplies	(11.3%)	4.4%	(15.6)	—	—	—	—	—
Personnel expenses	(6.1%)	22.8%	(32.4)	4.2	—	—	—	—
Other expenses	(9.5%)	7.0%	(21.2)	—	—	—	—	4.8
OIBDA	(20.2%)	3.9%	(17.5)	(1.6)	(0.4)	—	0.3	(4.9)
CapEx	(14.6%)	6.5%	(19.1)	—	—	(1.2)	—	—
OpCF (OIBDA-CapEx)	(33.3%)	(0.3%)	(13.6)	(5.5)	(1.3)	2.9	1.1	(16.6)
Results discussion
Revenues amounted to 12,579 million euros in 2016, decreasing 12.6% year-on-year in reported terms due to the foreign exchange effects and the hyperinflation in Venezuela (-20.0 p.p.). Revenues increased 7.5% year-on-year in organic terms mainly due to the growth in data revenues (mobile and fixed) and the growth of the customer base, higher data usage per customer and higher data penetration.

•
Mobile service revenues reached 7,918 million euros in 2016 and decreased by 13.6% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.6 p.p. of the year-on-year variation). Excluding these effects, these revenues grew by 7.0% principally as a result of the increase of service revenues in Argentina (18.4%). Mobile service revenues performance by country was as follows:

◦
In Argentina: mobile service revenues amounted to 1,628 million euros in 2016, decreasing 25.8% year-on-year in reported terms. This decrease was mainly due to the exchange rate effect, reducing growth by 44.2 p.p. Excluding this effect, revenues increased by 18.4% due to the data revenues growth leveraged on the higher 4G customer base, permitting data consumption acceleration and commercial offers adapted to the inflationary environment.

◦
In Mexico: mobile service revenues reached 1,246 million euros in 2016, decreasing 19% year-on-year in reported terms. In local currency, these revenues decreased 4.9%, mainly due to lower prepaid revenues as a result of strong competition and due to the regulatory impact, which was partially offset by a satisfactory performance in wholesale service.

◦
In Chile: service revenues reached 1,103 million euros in 2016, decreasing 6.3% year-on- year in reported terms mainly due to the foreign exchange effect (-3.1 p.p.). In local currency, these revenues decreased by 3.2% affected by lower prepaid revenues as well as lower interconnection rates.

◦
In Peru: mobile service revenues reached 1,206 million euros in 2016, decreasing 13.2% year-on-year in reported terms mainly due to the foreign exchange effect (-5 p.p.). In local currency these revenues decreased by 8.2%, affected by the reduction of prepaid and contract revenues due to higher aggressiveness in the market, resulting in lower ARPUs.

•
Data revenues in the segment reached 3,511 million euros in 2016 and decreased 4.8% year-on-year in reported terms mainly due to foreign exchange effects and the hyperinflation in Venezuela (-24.4 p.p). Excluding these effects, these revenues grew 19.6% year-on-year mainly due to the increase in data revenues in most of the countries of the region and by the higher data penetration which grew from 41.3% in 2015 to 46.1% during 2016.

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•
Fixed business revenues reached 3,732 million euros in 2016, and decreased 8.3% in reported terms. Excluding the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.5p.p.) these revenues grew by 12.2% due to the increase in broadband and new services revenues (+21.6%). Revenues from broadband and new services, accounted for 53.7% of fixed revenues (+3.0 p.p. year-on-year). The growth was particularly notable in Argentina (44.7%), Colombia (17.4%) and Chile (11.7%) with a strong growth in broadband revenues due to the higher quality of the customer base as well as the tariff adjustment.

OIBDA reached 3,477 million euros in 2016, decreasing 20.2% in reported terms, negatively affected by the goodwill impairment in Mexico and Venezuela and restructuring costs in 2016 and 2015 previously mentioned, and offset by the generated capital gain from the Telefé sale. Excluding these adjustments, exchange rate effects and hyperinflation in Venezuela, OIBDA increased 3.9% in organic terms. This growth is mainly due to the good evolution in revenues and higher commercial efficiencies that offset higher interconnection, content and network costs, up principally due to the devaluation in certain countries in the region. Energy, electricity and call center costs also increased during 2016.
Below additional information by country.

◦
Argentina: OIBDA reached 797 million euros in December 2016, decreasing 20.7% in reported terms. In local currency, OIBDA increased by 26.6%, mainly due to the revenue growth as well as to lower commercial costs recorded in 2016, as a result of lower commercial activity and greater commercial efficiency.

◦
Chile: OIBDA reached 704 million euros in December 2016, decreasing 7.4% in reported terms mainly due to the exchange rate evolution (-3 p.p.). In local currency, OIBDA decreased by 4.4%, explained by the decrease in mobile service revenues.

◦
Peru: OIBDA reached 782 million euros in December 2016, decreasing 17.1% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreased by 12.3%, as the efforts in costs savings were insufficient to compensate higher interconnection costs associated with higher traffic, and more than offset the revenue increase.

◦
Colombia: OIBDA reached 464 million euros in December 2016, decreasing 15% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreases 5.1% year-on-year due to higher interconnection costs associated to the successful offer “Todo Destino”.

The OIBDA margin was 27.6% in 2016, decreasing 2.6 p.p. in reported terms. This decrease is affected by the margin reduction in Chile (-1.7 p.p.), Peru (-2.8 p.p.), Colombia (-3.3 p.p.) and Mexico (-5.0 p.p.), reflecting a higher commercial effort focused on higher value segments.

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Research, Development and Innovation
Telefónica remains committed to technological innovation as a fundamental tool for being one of the main actors in the new digital universe, with the capacity to help to create a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.
Telefónica bases its innovation strategy on the balance between two main models:

•
Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources; and

•
Promoting the creation of open innovation ecosystems, in which the “Open Future” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, Telefónica has a subsidiary focused the development of disruptive technologies.
Telefónica firmly believes that competitive advantage cannot be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.
To this effect, the Telefónica Group’s internal innovation policy focuses on contributing with solutions that support Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers' loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions; and,

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.
During 2017 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
We also develop innovation projects to promote an increase in the access to information technology in country areas or areas of difficult access (Proyecto Internet para todos), new connectivity technologies, solutions and applications focused on Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the telecommunications

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infrastructures deployed. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.
A significant part of the innovation activities and projects of research, development and innovations are carried out by the Innovation department of Telefónica, which receives support from other companies and universities in the execution of its functions. Its mission is focused on improving our competitiveness through technological innovation and product development. Additionally, it is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.
The technological innovation activities of Telefónica are focused on three main areas:

1.
The development of new networks. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote and difficult-to-access areas to bring services that offer connectivity to the entire population. This project provides connectivity to rural populations through innovative technologies including yet not limited to integration with satellites, flight networks, microcells and network virtualization functions.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

◦	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

◦	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

◦	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

◦	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

◦	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

3.
Experimental and applied research: With a medium and long-term outlook, Telefónica also has “Scientific Groups” whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2017 consolidation was made of the Telefónica Alpha Innovation unit, which was conceived to focus on innovating products and developing disruptive technologies that address the main challenges affecting the planet and society. In addition, Telefónica I+D Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, continues developing products and generating patents in "enriched mobility", Smart Industry and Smart Agro.
The total R&D expense in the Group for 2017 amounted to 862 million euros, 4.8% less than the 906 million euros incurred in 2016 (1,055 million euros in 2015). This expense represents 1.7%, 1.7% and 1.9% of the Group’s consolidated revenue for 2017, 2016 and 2015, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).
During 2017, Telefónica registered 32 new patent applications, including two through the American office (USPTO), four through the Chilean office (INAPI) and 26 through the Spanish patent and trademark office (OEPM), 25 of which were European applications and one was an international one (PCT). Moreover, 8 industrial designs with European scope were registered through the OEPM.

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Regarding the development of open innovation in Telefónica, the company has the Open Future unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.
The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in the local ecosystem of the 17 countries in which it is present and in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around six initiatives, the objectives of which are as follows:

•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures and the Amérigo Funds).
Telefónica Open Future, ended 2017 as one of the main investors in the Spanish area of open innovation, positioning itself as one of the major funds in Europe and Latin America in venture capital investment, thus positioning Telefónica as one of the most innovative companies, as also recognized by the Startup Europe Partnership, a European Union platform, appraising the company as the second largest European company to support innovation.

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Non-Financial Information
With a view to improving the consistency and comparability of non-financial information reporting, Telefónica presents a non-financial information statement containing information regarding environmental, social and personnel matters, respect for human rights, anti-corruption and bribery, and diversity management. Pursuant to Spanish Royal Decree-Law 18/2017 of 24 November, this statement includes insight into the results of the policies and risks linked to these matters.

The non-financial information statement includes information regarding due diligence procedures applied by Telefónica and in relation with its supply and subcontracting chains for the purpose of detecting, preventing and mitigating existing and potential adverse effects.

Since 2002, Telefónica has been reporting thorough and externally-reviewed information on its non-financial indicators according to comparable international standards of the Global Reporting Initiative (GRI) in its Annual Report and, since 2016, the company's Management Report includes a material and accurate summary of these indicators.

Sustainability and Responsible Business
Introduction
The future of Telefónica will pass through fostering a responsible business model, capable of cultivating the trust of our customers, investors, employees, shareholders and society as a whole. To do so, we have the Global Responsible Business Plan, approved and tracked by the Board of Director's Regulation and Institutional Affairs Committee.
This Plan sets out the priorities until 2020 into three subjects: compliance and risk management, responsible productivity and sustainability as a leverage for growth to improve our business and the world.
The plan is presently based on Corporate Ethics, Customer Promise, Digital Confidence; Responsible Supply Chain Management; Talent and Diversity Management; Environmental Strategy, Human Rights, Social and Tax Commitment and Sustainable Innovation, with their corresponding objectives and KPIs. It is further specified in different local plans in the countries where we have activities.
Risks: Through the Integrated Assurance and Risk Management Model, implemented consistently in the main operations and transactions of the Group, we conduct a biannual tracking of the material risks of the group. This model considers methodology benchmarks such as yet not restricted to “Enterprise Risk Management - Integrated Framework” issued by COSO or standard ISO 31000. All personnel within the organization have the duty to contribute to risk management. The Board of Director's Audit and Control Committee supervises the risk management system, which identifies the categories of risks that the company faces, defines the acceptable risk level, measures for mitigating the impact of the identified risks, and also the control and information systems for controlling and managing these risks.
In terms of sustainability, the Integrated Assurance and Risk Management Model (IARM) incorporates a series of specific categories, which could be compliance risks, environmental risks, responsible supply chain management, privacy and security. Additionally, sustainability aspects will be considered when assessing other business categories, which could include business or customer continuity.
Responsible Business Principles: Telefónica's Responsible Business Principles are the foundation of the company's code of ethics; they define how we interact and the ethical commitments we undertake with our stakeholders: customers, employees, shareholders, providers and society in general. Our Principles reflect the ethical standards that we must apply in all our actions, our commitment to human rights, our promise to our customers, respect for privacy and freedom of expression, security, responsible communication and our commitment to the environment and to society in general. All these principles are set forth in greater detail through internal policies and regulations that apply to all Group employees. In addition, the company promotes

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employee knowledge of and compliance with these Principles by conducting a mandatory course and internal communication campaigns throughout the year
Fight against corruption and bribery
The total commitment of the Telefónica Group in the fight against corruption and bribery and in general, in relation to the regulatory compliance, led to the approval by the Board of Directors of Telefónica, S.A. of the creation of an independent compliance area on December 16, 2015, as well as the subsequent appointment, in February 2016, of the Chief Compliance Officer of the Telefónica Group; the objective was to continue, in an even more focused manner, with the implementation of a compliance model at Telefónica, notwithstanding all the activities carried out up to that date by other company areas to prevent corruption and bribery (internal audit area, sustainability area and legal area).
Additionally, although the Compliance function covers and supports any issue related to its function that may arise in respect of certain matters identified as sensitive from a Compliance point of view (privacy, anti-trust, security, tax, regulatory, etc.), the main subject matter overseen by the Compliance area and on which its main policies, procedures and controls are focused on, is the integrity matter, matter that includes the corruption and bribery issues.
With regard to the evolution of the Compliance function, it should be outlined that throughout 2016 and 2017, a total of 15 local Compliance units were created in those countries where Telefonica Group has its main operations (apart from those Compliance areas already existing in UK and Germany operating businesses). The development of the Compliance local units has contributed to the reinforcement of the Compliance culture at Telefónica.
In relation to the policies and procedures implemented in the Telefónica Group against corruption and bribery, including the risk assessment procedures, the following should be highlighted, among others:

•	specific internal rules, including, as the most significant one, the Anti-Corruption Policy.

•	channel where the queries related to the anticorruption claims can be resolved.

•	compliance third party due diligence.

•	criminal prevention model (in Spain and in other jurisdictions depending on the applicable law).

•
Preventive Control Procedure that includes, in respect of each subject matter (including the integrity matter), the identification of the key obligations, the relevant control model about those obligations, the subsequent risk assessment (in the context of the global risk map) and if applicable, the identification of the relevant action plans.

•	awareness and training: Telefónica has in place different mandatory courses related to the integrity matter, some of them specifically related to the anticorruption matter.

•	Whistler-blower channel and conflict of interest reporting tool.
Finally, with regard to the risks about corruption and bribery matters, Telefónica Group is exposed to risks related to the compliance of the law against corruption and economic sanctions programs as it is explained in the “Risk Factors Associated with the Issuer” chapter.
Customer Promise & Digital Confidence

•
Risk Analysis: Through IARM categories referred to as: “Customer Mindset Adaptation”, “Customer Satisfaction”, “Responsibility with the Consumer”, “Product and Service Marketing and Commercialization”, “Data Privacy”, “Security Systems” and “Cybersecurity”, a suitable control on customer-related risks is carried out.

•	Policies and indicators: There are multiple policies and initiatives implemented for managing these risks at the company, the most important are:

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◦
Global “Customer Promise” project for reinforcing the relationship of trust that we have with our customers, not only in the commercial area, complying with some standards of transparency and honesty, but also within the scope of privacy and security.

◦	Global courses in privacy and security.

◦	Global Security Policy and every security regulation contained therein.

◦	Global Privacy Policy.

•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
Sustainable supply chain management

•
Risk analysis: Through IARM categories referred to as: “Sustainable Supply Chain Management”, “Key Vendor Concentration and Dependency” and “Third-party Management” a suitable control is carried out on the risks related to Sustainability in the Supply Chain.

•	Policies and indicators: There are multiple policies and initiatives implemented for managing these risks at the company, the most important are:

◦	The general terms and conditions for purchasing goods and services

◦	The Policy and Standard for Sustainability in the Supply Chain

◦
The assessment of vendors of greatest risk based on different assessment and auditing methodologies accompanied by the implementation of improvement plans such as Ecovadis, Aliados and the Joint Audit Committee. Indicators: number of high-risk vendors, number of assessments or audits conducted on high-risk vendors; number of vendors with improvement plans.

•	Results of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
Environmental Strategy and Climate Change

•	Risk Analysis
Telefónica's environmental and climate change risks are controlled and managed under the company's global risk management model.
The environmental aspects of Telefónica have their greatest risk in the wide geographical breadth of its infrastructures, which is controlled through environmental management based on uniform processes that are certified according to ISO 14001.
The risks arising from climate change are physical risks that could have a greater impact on the company, particularly the ones arising from extreme weather events and the global warming, which could result in greater needs for cooling. To control this second risk, the company has a global energy efficiency program and a renewable energy plan. For managing extreme weather events, Telefónica has programs to enhance the resiliency of its network and improve the company's capabilities for adapting to climate change and mitigating the risks arising in this regard, considering them in network design and operation. Moreover, the company has business continuity plans for such events in the geographical regions requiring them.

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•	Policies and initiatives:
Telefónica has a Global Environmental Strategy, conceived from the Environmental Policy and Energy Policy approved by the company's Board of Directors. This strategy lays out a roadmap for the company to reach a green economy, reducing the environmental impact of its facilities while growing the potential of digitization to meet the major environmental challenges of other sectors.
Environmental management: Ninety percent (90%) of the company presently has Environmental Management Systems (EMS) that are ISO 14001 certified by an external entity. These systems contribute to the suitable management of the company's environmental aspects and extend a culture of environmental responsibility throughout the value chain. Telefónica's intends to have ISO 14001 certification of 100% of its operators.
The environmental impact affects our network the most because of its energy consumptions, but also in relation to physical elements with a visual impact or waste. For responsible network deployment and maintenance, Telefónica has common standards (rules, regulations and policies) for all our companies that go beyond existing legislation in force and comprise the principle of precaution and establish the minimum environmental management guidelines with a view to minimizing the impact of infrastructures, e.g., in the context of air pollution, waste and noise. We also extend compliance to these standards to our vendors (suppliers and providers) and contractors. Turning to water consumption, we foster initiatives for more efficient usage, particularly in regions with an elevated water stress.
Climate Change and energy: Climate change is one of the most important challenges that our society has ever faced. In this regard, progress in decarbonization, the detachment from economic growth and greenhouse gas emissions, has become urgent. Telefónica is aware of its potential role in finding solutions to climate change through digitization, but also of the responsibility that we must assume in reducing our individual carbon footprints.
With this goal in mind, 9 years ago we created a Global Climate Change Office. In 2016, we announced new Energy and Climate Change targets for 2015-2020, which not only are compatible with the expansion of the network and service quality but will also help us be more competitive:

•	Reduce energy consumption per traffic unit by 50%.

•	Commence uncoupling of our growth from greenhouse gas emissions, decreasing them by 30% in absolute terms by 2020 and 50% by 2030.

•	Save €90 million through energy efficiency projects.

•	Commit to renewable energies as sustainable sources for our business, using 50% of the electricity from renewable energy sources by 2020 and 100% by 2030.
To achieve these targets, the company has a global energy efficiency program and a renewable energy plan in place.
Circular Economy: The company is aware of the immense opportunities linked with the circular economy. In this regard, we promote reuse and recycling above other waste and used equipment management alternatives; implement low-carbon purchasing criteria and buy increasingly more efficient systems; consider the lifecycle analysis when designing customer products and increase information to customers through Ecorating; and also explore new business models for cultivating this philosophy with the use of IoT as a foundation.
Green Services: in the current context, where environmental challenges affect society as a whole, increased digitization now provides us with solutions related to climate issues, biodiversity, water and waste. We are aligning our business and environmental strategy, seeking to capture the opportunities linked to the search for solutions for our customers. We want to position ourselves as a key actor in the green economy and, in this regard, sustainable innovation is essential.

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•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
The following results are particularly salient from this past period:

•	We made progress in achieving our energy and climate change targets.

•	We certified the energy management systems for our operations in Spain and Germany according to ISO 50001.

•	We validated our greenhouse gas emission goals through the Science Based Initiative.

•	We made progress in our renewable energy plan and joined the RE100 initiative

•	We extended the Eco Rating initiative, a seal informing our customers of the environmental and social impact of mobile devices in 8 countries.

•	For the fourth straight year, we made the "A List" of the Carbon Disclosure Project, the largest climate change investment index.

•	We launched a platform for digitizing company waste management.

•	We certified Telefónica Brazil according to ISO 14001.

•	We furthered the Telefónica climate change adaptation strategy.
Talent management

•	Risk Analysis
Talent management is a basic aspect of the Telefónica Responsible Business Plan, since the present digital revolution entails the creation of new types of work with new digital skills that will have a decisive influence on the future competitiveness of the Company. Additionally, talent management at Telefónica is directly related to diversity management, since it is an important source of talent and a competitive element that brings us closer to a diverse and ever-changing society.

•	Policies and initiatives
At Telefónica, we want to guarantee the key profiles for the future. A Business Intelligence project has enabled us to identify differential capabilities to ensure success in technological disruption environments: learning capacity; ability to transform in constant change; and amplitude and depth of digital experiences.
The Human Resources chapter of this report contains more information in this regard.

•	Results and indicators of the policies and initiatives
The following table of non-financial indicators includes the main talent management policy indicator: training hours of employees in the period. A more comprehensive sample of relevant indicators contemplated in the Global Reporting Initiative (GRI) Standards will be published in the company's 2017 Integrated Report.
Diversity

•	Risk identification
At Telefónica, diversity management is a key driver in digitizing the Company. Going beyond compliance with legislation, we see diversity as a source of talent. We therefore incorporate it as a key competitive

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element in our business model that brings us closer to a diverse and ever-changing society. Diversity cultivates empathy and innovation, and, as such, generates value for the company and positively affects our results.
Assuring our capacity to attract, retain and perceive value from the best talent is a fundamental piece in our business plan, which is closely linked to the creation of inclusive work environments in which the singularity of beliefs, backgrounds, capabilities and lifestyles help us make better corporate decisions. The challenge lies in going from theory to real and concrete application in the organization. Embracing the different dimensions of diversity from a comprehensive perspective will ensure successful internal consistency and preclude diversity management based on unintegrated initiatives. To do so, in addition to the gender dimension, at Telefónica we address other key dimensions of diversity such as disability from a point of view that goes beyond HR management. In this regard, we work to become a fully accessible company committed to making products and services that are accessible for persons with disabilities. For example, the free service Movistar+5S is particularly prominent as it lets persons with sensory impairments gain access to Movistar+ premium contents (films and series).
Created in 2016, the Diversity Board is a space for detecting risks, sharing good practices and replicating the initiatives with the best results in other countries.
At Telefónica, we understand Diversity not only as a matter of human resources management, but also as an opportunity to draw nearer to our customers, encouraging us to design and implement products and services that can be accessed by individuals with disabilities or any other personal condition.

•	Policies and indicators
In response to this vision in 2017, we appointed a Chief Diversity Officer for expanding and deepening the strategic vision of diversity at Telefónica. Moreover, the structure and operation of the aforementioned Diversity Council Global was consolidated during 2017. The Diversity Council comprises members of the executive operating committees and was conceived to follow the Global Diversity Policy, approved in 2016, and for supporting the initiatives being developed locally.
We ensured the implementation of the Global Diversity Policy by incorporating diversity policy tracking into the Responsible Business Plan approved by the Board of Director's Regulation and Institutional Affairs Committee with a view to achieving progress toward our goals, particularly to have 30% female executives by 2020.
It is essential to also mention that the Company Executive Appointment and Dismissal Policy approved by the Executive Committee guarantees the best talent for the Company through meritocracy, diversity and transparency.
Telefónica, S.A. also has a Diversity Policy regarding its Board of Directors to ensure that motions to appoint and reelect Directors are based on a prior analysis of the needs of the company's Board of Directors, favoring the diversity of knowledge, education and professional experience, age and gender, without any implicit bias that would imply discrimination based on gender, disability or other personal condition.

•	Results and indicators of the policies and initiatives
The number of employees at Telefónica as of 31 December 2017 was 122,718. Total female professionals grew to 46,224 (37.7% of the total) and the total male professionals tallied 76,494 (62.3% of the total). The percentage of women is 21.5% in management. It should also be mentioned that Telefónica's professionals hail from over 24 countries (four of which are represented in the Board of Directors) and pertain to over 100 nationalities. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
The Appointment, Remuneration and Good Governance Committee and the Board of Directors of the Company are further proof of the company's commitment to a diverse Board of Directors, as reflected

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in the motions for appointment, reelection and ratification of Directors analyzed and approved in 2017, particularly in the motion to appoint Carmen García de Andrés, approved by the General Shareholders’ Meeting on 9 June 2017.
Telefónica places the Diversity project among its strategic projects within the Responsible Business Plan presented and approved in the Regulation and Institutional Affairs Committee, which is chaired by Ignacio Moreno Martínez, CEO of the company.
Salary differences in executive posts. The statistical sample of the executive category by country is much smaller than top and middle level management categories and thus could present distortions due to the types of change and strong typical deviations in the analysis of means by gender in such small sample sizes (primarily because of the impact of personal factors such as age, years of experience, specific qualifications, continuous performance and seniority).
At Telefónica, remuneration packages for executives are established based on the following principles:
1.Comparing position by position with the market through the external service provider Willis Towers Watson.
2.Annual internal equity analysis to ensure a solid governance model.
3.Basing our salary review policies on the principle of performance.
4.Rewarding our executives for the value that they bring to the business, their experience, special skills and expertise, knowledge and years of experience, etc..
  The Appointments and Remuneration Committee of the Board of Directors ensures that remuneration packages are drawn up according to the principles mentioned above.
Regarding point 1, here is an analysis of remuneration in comparison with local market data:

	Total compensation versus locals markets- Collective manager
	Men	Women	Total
Above market	24%	18%	23%
At market	64%	77%	67%
Below market	12%	5%	10%

Human Rights

•	Risk analysis:
An assessment was made in 2013 regarding the potential impacts of our activities on Human Rights, following the UN Guiding Principles on Business and Human Rights. The assessment was conducted in 16 countries and addressed 15 subjects. As part of our due diligence, we have updated our assessment which is still ongoing, to review the most important impacts of our business and any human rights that may be affected, taking into consideration the development of our strategy and that of technological transformation.

•	Policies and initiatives:

◦	Commitment to the UN Guiding Principles on Business and Human Rights.

◦	Policies addressing Human Rights such as the Global Privacy Policy, Global Security Policy, Global Diversity Policy, Sustainable Supply Chain Policy, etc.

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◦	Analysis of the impact of the company's activities on Human Rights according to the UN Guiding Principles on Business and Human Rights and the corresponding action and mitigation plans.

◦	Responsible Business Channel, through which any interested individual or entity can make a query or complaint regarding Human Rights or any other matter regarding sustainability.

•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report under the Global Reporting Initiative (GRI) Standards.
Engagement with the communities
Network deployment entails a process involving communication with stakeholders (owners, communities, authorities) which must be attended. Establishing a suitable dialog procedure with communities is one of Telefónica’s main concerns.
At Telefónica there are internal procedures for dialog with the communities which establish an orderly plan. Among the best practices is to inform the community near the site where a telecommunication infrastructure construction project is to be carried out in Ecuador, the training of interlocutors from the academic world in Venezuela, cooperation and alignments of the sector through the associations which represent us in the different countries, the Codes of Good Practices for the Deployment of Mobile Communication Infrastructures in Argentina, or the communication programmes aimed at communities  which demand coverage but reject aerials in Peru and Colombia.
Social commitment

•	Risk analysis
Access to high-speed bandwidth networks is the base of developing the digital economy. In this regard, as a connectivity provider, Telefónica aims to reach a growing number of people and thereby secure an essential role as catalyst in the digital transformation. A steadfast resolve for digital inclusion of marginalized social groups is essential to improve the environment in which Telefónica should further develop its business while generating a society with greater equality of opportunities.

•	Policies and indicators
Digital inclusion, which could be defined as an expanding global connectivity and adoption of Internet services, has proven to be not only capable of bringing social and economic benefits but also fertile with potential in the fight to reduce poverty, manage social and natural emergencies, improve community infrastructures, and even increase the offer of access to services, including healthcare, education or financial services.
In the past decade, thanks to the investment in network deployment and new business models, we have been able to extend the coverage of our services with an accelerated reduction in the digital gap.
Despite all the advances, however, there are still barriers to digital inclusion that leave behind unconnected and unattended communities to run the risk of even greater marginalization in addition to losing a golden opportunity for growth and development in these sectors of the population.
For this reason, we believe that the solution to reduce this gap should be comprehensive and include private companies, authorities and the public sector. This is one of the main challenges we are facing in the coming years, for which we will succeed, since we have already begun to work on various fronts that will help us progress in the communities where we work, namely:

◦	Network deployment in remote areas

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◦	Emergency response

◦	Local digital education projects

◦	Guarantee of accessibility to our products and services

•	Results and indicators of the policies and initiatives
A sample of results and indicators related to these policies and initiatives is on the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the company's 2017 Integrated Report.
Tax Commitment
Our Responsible Business Principles group a set of guidelines guiding us in our daily activities and define how to develop our business. In accordance therewith, at Telefónica we are committed to honesty and respect for the law in all our engagements regarding the handling of our tax matters.
In this regard, our tax policy comprises the following engagement guidelines:

•
Compliance with all required tax obligations in all countries in which we operate, contributing to its economic and social progress, and reconciling our commitment to creating value for our shareholders through the efficient management of the costs associated with tax management.

•
Commitment that all tax position assumed corresponds to commercial and business considerations. In this regard, the tax-related component of all transactions may not be justified independently from the commercial and business considerations that justify the corresponding operation.

•	Appropriate documentation with a clear explanation of the adopted tax positions.

•	Efficient tax management procedure ensuring correct tax statements.

•	Tax-related risks are managed with a view to preventing and reducing tax disputes to be engaged only when necessary to achieve the tax strategy of the company.

•
Management of the tax-related risks arising from interaction with the business. A comprehensive analysis of the corresponding tax aspects will always be carried out for commercial decision-making. When there are various tax alternatives to achieve the same objective, the company will opt for the most efficient in terms of taxation.

•	Transfer price policy for all transactions between related parties and entities for guaranteeing the creation of value through functions, assets and the assumption of business-related risks.

•	Effort and commitment to adapt the tax situation affecting Telefónica's reality to the new digital economy molding the current marketplace.

•
A strong relationship with tax authorities. In this regard, originally through a decision by the Board of Directors, Telefónica, S.A. has been adhered to the Code of Good Tax Practices since 2010. This code was created by the Large Businesses Forum together with the Spanish Tax Administration with a view to preventing the use of opaque structures for tax purposes. Telefónica also participates in several international forums existing for fostering and developing the recommended good practices of the OCDE.

•
Not using corporate structures for the purpose of hiding or reducing the transparency of company activities from tax authorities or other stakeholders. Moreover, and in accordance with the LSC, the creation or acquisition of stock in special purpose entities or companies domiciled in countries or regions considered to be tax havens, and any other transaction or operation of a similar nature that, for its complexity, could undermine or interfere with the transparency of Telefónica, is reviewed and, where pertinent, approved by the company's Board of Directors. Likewise, the approval of investments

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or transactions of any sort that could entail a special tax-related risk given their elevated amount or special characteristics, will likewise be approved by the Board of Directors.

•
Commitment not to have any presence in any of the jurisdictions listed as tax havens by the regulations established in Spain. If there is any business need to have an operator in a region listed as a tax haven, approval will be requested from the Board of Directors. The activities of the Telefónica Group in regions considered by other organizations as having little or no taxation structure will respond solely and exclusively to a business purpose and have the material and human resources necessary to undertake such activities without their purpose of transferring profit to these jurisdictions to secure a reduction in taxes in any case whatsoever.

•	We ensure transparency in our financial reporting for investors and the company, and work to simplify an understanding of our tax-related matters.
In 2017, our total tax contribution totaled 12,188 million euros (3,327 million euros as input taxes and 8,861 million euros as charged taxes), which means that for every 100 euros of turnover, 23.4 are allocated to pay taxes (6.4 for input taxes and 17 for charged taxes).

Human Resources
Objectives and policies
At Telefónica we know that everything has to do with people, because it is only through them that we can lead the transformation and undertake great challenges. From HR, we work hard in developing the potential of our employees so that they can fulfill the commitments established with our customers.
Our vision is based on four main pillars:

•	Build talent and skills for business transformation.

•	Promote simplification and ensure execution, creating a simple organization with agile processes.

•	Build a culture centered on the customer, always through the collaboration of diverse work teams.

•
Become a 100% online area with a high degree of self-service in the internal processes, relying on shared services and providing an integrated human resources experience for managers and employees based on empowerment.

Within the framework of our Transformation Program "We choose it all", there is a priority in the business: the digitalization, and from Human Resources we support this strategy with the digitalization of our processes. We mainly rely on SAP SuccessFactors, a leader in cloud solutions, to integrate in a single global tool the recurrent processes for the employee such as training, recruitment, performance, compensation and personnel management, promoting self-management and multi-device access from anywhere at anytime.
As of today, 120 thousand professionals in 40 countries and 177 entities have a global employee experience. Despite its youth, SuccessFactors already shows some adoption data that point to the great acceptance by our employees: in the last year, 3 million accesses to the system, 4.9 million hours in on-line courses, 100,000 acknowledgments among colleagues and 33,000 members in knowledge communities. This is a clear example that Telefónica is on the right track of simplifying and digitizing its forms of work.
Employee Training
At the point of transformation in which Telefónica, S.A. is today, as well as the rest of the Group Companies, the training and learning of people is a decisive and strategic element of which we are completely responsible.
The training is divided into the local offer that identify, manage and plan the different local entities of the Company, and the global offer that aims to disseminate the knowledge and skills on the strategy. In addition,

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it has multiplied the offer that employees have at their disposal with a series of platforms that are within the Telefónica Group such as DatAcademy, Lear4Sales and Miriadax, where professionals can access more opportunities for continuing education for their own development.
In 2017, the global training model (single access through SuccessFactors) has enabled real-time learning through SAP JAM with more than 34,443 members and 547,146 visualizations, providing varied information and seeking efficiency in the development of the training. Likewise, the model seeks to achieve a culture of self-management, in which people are responsible for their training without the need for more actors than themselves.
The Global Offer in SuccessFactors represented 549,504 hours of training, with its main training actions focused on the action principles, criminal liability, language programs, mobile telecommunications and society. The Local Offer represented 4,379,625 hours of training, which were managed by the Company's various business units according to their training plans relating to local business targets.
Universitas operates on two levels, face-to-face and virtual. At face-to-face level, on the one hand, in its physical campus in Barcelona, 1,933 people were trained in regular programs and more than 1,133 in external programs designed for specific areas or external clients. At the same time, the development of the "Universitas On the Road" initiative was carried out by 1,934 managers and mid-level managers, displacing the Universitas professors to 11 different countries, corresponding to Latin America and Europe. In all cases, with leadership and strategy programs focused on transformation.
In a changing environment, marked by dynamism and digital transformation, the attraction and retention of talent is one of the key issues for the profitability and sustainability of the business. At Telefonica, we firmly believe that our professionals are the most important asset of the Company and therefore, we work every day in the development of their capabilities, given we understand, that it is only achieving that maximum potential that we can fulfill the commitments established with our customers. We currently have a talent model that accompanies the employee in their career development, identifying the key skills and abilities that will help them to face our transformation process, aligned with the strategy and the company program, "We choose it all".
With this model, we promote global talent programs that contribute to the professional development of our teams, for the better implementation of the Company's strategy, in its different levels and segments, from young people to the managers.
In 2017, a select group of 86 young people of the company, from 11 countries, was part of the second edition of the Young Leaders Program, focused on empowering the digital, transformational and leadership skills of young talent that meets the defined Digital Profile set by the Company. It is important to point out that, of the total number of participants, 53% were women. With this, we can say we are moving towards the retention of the Digital Generation and we are ensuring future leaders and collaborators with the characteristics of an environment in constant movement.
The development of programs for key groups is essential to enhance gender and generational diversity, as well as inclusive leadership. Likewise, the identification of the talent map for the design of visibility actions is key in the evaluation and maximization of talent within the Company.
The Women in Leadership Program has been set as part of the actions to strengthen the leadership of women within the Company. In Telefónica, initiatives such as this show that one of the priorities for action in our diversity plan is to guarantee equal opportunities for women and men in positions of responsibility. We believe that promoting diversity is a key component for talent management in all markets in which we are present.
Continuing with our commitment with the transformation, we have focused on actions that encourage continuous learning, securing at the same time the development of the digital profile. Within these initiatives, we find the implementation in SuccessFactors of the Learning Hub. A virtual space that brings together learning spaces from different sources, both internal and external, and where participants can access carefully selected information and promote microlearning (learning focused on short sessions). This space seeks to continue strengthening the culture of self-management in our employees.

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Labor Relations
In virtue of the agreement reached with Union Network International (UNI), we are committed to the elementary standards of the ILO on work. This agreement, renewed at the end of 2014, remains in force and takes into account developments in matters of corporate responsibility as established in the Guiding Principles for Business and Human Rights of the United Nations, which clarify that companies must respect them in their chains of supply.
Respect for Human Rights is one of the foundations of our Responsible Business Principles. Our focus on HR has it grounds on five basic elements: people, technology, suppliers, the role in communities and, finally, the role in change through participation and alliance with strategic interest groups.
At Telefónica, we ensure the fundamental rights of the community included in the ILO conventions, and we are responsible for ensuring conditions in the workplace and in the community by providing safe workplaces that safeguard the safety and health of our employees. As a Company, we ratify our support to deliver stable working conditions to our employees, promoting a harmonious working environment, in which tasks are fairly distributed.
Within our principles of responsible business, we collect the commitment we have with the workers, guaranteeing fair and adequate compensation to the labor framework in which we develop our operations. We ensure that our compensation policies and practices guarantee equal pay and opportunities for women and men.
At Telefónica, we also commit ourselves to comply with ILO conventions on freedom of association and trade union rights and to recognize the right of unions to represent and negotiate on behalf of workers, and without prejudice to existing local legislation.
As a company, we respect the rights of all workers to form and join the trade union of their choice and to bargain collectively, allowing the decision on whether or not to join a union is made by employees completely free from coercion.
Maintaining a neutral position regarding trade union activity is essential to ensure a free and open environment that allows the exercise of association rights. If the workers wish to unionize, Telefónica will recognize the unions that reunite the conditions of organization in accordance with ILO Convention 87, and always respecting local legislation. At the same time, Telefónica guarantees that workers' representatives will receive fair treatment, free of discrimination, and that they will have all the facilities to carry out their functions of representation.
Occupational Health and Safety
For Telefónica, it is a priority to declare its permanent commitment towards people, establishing a business management that protects the life, physical integrity and health of its workers.
According to the Principles of Responsible Business, the Company offers its employees a safe work environment. To this end, adequate mechanisms are established for the prevention of incidents that are associated with professional activity, through strict compliance with all regulatory regulations, the implementation of safe work procedures, training and the preventive management of safety and health. In work established throughout the organization.
The Occupational Prevention Risk Management System guarantees the integration of workers' safety and health in all Telefonica’s processes and services through the development of a global model for the implementation of policies, procedures and common actions. Thanks to this system, Telefónica identifies and shares those practices that have shown a direct impact on the continuous improvement of the welfare of its employees, society in general and, consequently, the reduction of accidents.
A sample of results and indicators related to health and safety can be found in the following table listing non-financial indicators. A more comprehensive sample of relevant indicators will be published in the Company's 2017 Integrated Report.

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Non-Financial indicators
This is a tracking table for the Telefónica’s most relevant non-financial indicators related to the way the Company manages its long-term strategy and the progress made in executing on it.

Indicators	Unit	2017	2016
ECONOMIC
Impact in communities
% Local suppliers	Percentage	82.7%	81.9%
Average period for paying suppliers (Domestic market)	Days	53	45
Global tax contribution: total contribution	Million euros	12,188	11,364
Internal impact
No. of audits or evaluations on risk suppliers	Units	19,532	11,678
Risk suppliers with corrective action plans arising from the audits	Units	659	468
Standard entry level wage compared to local minimum wage (Spain) (6)	Times	2.22	2.24
Customers
Traffic managed (total year)	Petabytes	35,708	25,687
Customer satisfaction index at the end of the year	Points out of 10	7.58	7.46
Digital Trust
Number of attendees on courses related to privacy/data protection and security	People	47,278	25,498
Number of fines confirmed for data protection issues	Units	43	55
Internal complaint channels
Total number of complaints registered	Units	1,053	1,152
Identifications found to be justified	Units	490	641
Measures to terminate the employment contract taken as a result of the complaints received	Units	188	135
Bribery and corruption
Number of confirmed cases	Units	0	2
Measures taken in relation to employees in the workplace as a result of confirmed cases of corruption	Units	0	2

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Description of indicators	Unit	2017	2016
SOCIAL
Internal (HHRR)
Total no. employees at the end of period	People	122,718	127,323
Voluntary turnover	Percentage	6.6%	6.8%
Employees under 30 yrs old	People	22,142	24,331
Percentage of women on staff	Percentage	37.7%	37.6%
Percentage of female directors	Percentage	21.5%	20.5%
No. of people with disabilities	People	842	855
Average salary of women compared to men undifferentiated seniority: managers (Spain)	Percentage	96.4%	97.3%
Average salary of women compared to men undifferentiated seniority: middle managers (Spain)	Percentage	96.8%	95.9%
Employees with collective bargaining (1)	Percentage	63.1%	64.7%
Global Environment and Commitment Index	Points out of 100	80.0	79.0
No. of hours of training (1)	Thousands of hours	4,929.1	4,946.9
Absenteeism rate (AR) (1) (2) (5)	Units	5,834	4,284
Incident rate (IR) (1) (3) (5)	Units	0.87	1.05
Number of discrimination cases detected	Units	1	0
Measures taken in relation to employees in the workplace as a result of confirmed cases of discrimination	Units	1	0
External
Penetration of broad band in fix access	Percentage	58.0%	55.4%
Mobile prepay customers	Thousands	155,869	165,663

ENVIRONMENTAL (4)
Energy
Total energy consumption	MWh	6,443,529	5,819,320
Energy from renewable sources	MWh	2,661,804	2,601,744
Greenhouse gas emissions
Direct Emissions (scope I)	tCO2eq	282,599	137,043
Indirect Emissions (scope II location method)	tCO2eq	942,300	1,586,302
Indirect Emissions (scope II market method)	tCO2eq	1,224,899	811,711
Notes
(1) 2017 Data in process of external verification
(2) (Number of days lost due to absence in the period / Total number of days worked in the period)* 200,000
(3) (Total number of accidents / Total hours worked)* 200,000
(4) Environmental data verified by AENOR correspond to the main countries, representing up to 89% of the total revenues
(5) The variation with regard to 2016 is due to changes in the method of calculation and upgrading of report criteria.
(6) Group telecommunication companies information.

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Liquidity and Capital Resources
Financing
During 2017, Telefónica's financing activity amounted approximately to 10,501 million euros equivalents (excluding the refinancing of euro commercial paper and short term banking loans) and focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of very low interest rates).
The main financing transactions carried out in the bond market in 2017 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	01/17/2017	01/17/2025	1,250	1,250	EUR	1.528%
EMTN Bond	01/17/2017	10/17/2028	500	500	EUR	2.318%
EMTN Bond	01/25/2017	01/25/2019	150	150	EUR	EURIBOR 3M + 0.40%
SHELF Bond	03/08/2017	03/08/2027	1,500	1,251	USD	4.103%
SHELF Bond	03/08/2017	03/08/2047	2,000	1,667	USD	5.213%
EMTN Bond (Retap)	03/17/2017	10/17/2028	200	200	EUR	2.318%
EMTN Bond	04/18/2017	04/18/2037	200	167	USD	4.900%
SHELF Bond (Retap)	04/28/2017	03/08/2047	500	417	USD	5.213%
EMTN Bond	09/12/2017	01/12/2028	1,250	1,250	EUR	1.715%
Telefónica Brasil, S.A.
Debentures	02/08/2017	02/08/2022	2,000	504	BRL	108.25% CDI
Debentures	11/27/2017	11/27/2020	1,000	252	BRL	100% CDI + 0.24%

During 2017 there was no outstanding amount under the main financing transactions arranged in 2017 in the bank market.
Availability of funds
As of December 31, 2017, Telefónica’s liquidity, amounting to 20,852 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (of which 12,541 million euros maturing in more than 12 months); and cash equivalents and current financial assets other than those in Venezuela.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 12, 13 and 16 to the consolidated financial statements.
Contractual commitments
Note 18 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.
Credit risk management
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

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Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

•	statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.

•	decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

•	continuous monitoring of the payment behavior and solvency of the customer portfolio.

•	internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

•	ongoing controls over the credit risk exposure.
The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.
Credit rating
At December 31, 2017, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2017, there have not been changes in the credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
European Commission's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. in 2016 had an impact on Telefonica´s credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that decision would delay the Company´s deleveraging process. In 2017, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing rates to extend average debt life, together with the maintenance of an appropriate level of liquidity, an active portfolio management through the completion of the 40% divestment of Telxius, and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2016, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share to be paid in November 2016.
On October 27, 2016, the Board of Directors of Telefónica, S.A. announced the dividend policy for the years 2016 and 2017. For the year 2016 the payment would be a total of 0.55 euros per share, adding to the scrip already approved by the Annual Shareholders Meeting, the payment of 0.20 euros in cash in the second quarter of 2017. Relating to 2017, it was announced that the dividend would amount to 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018,both in cash.
On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place

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in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In this regard, the dividends paid during 2017 were paid on June 16 and December 14.

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Share price performance
Global growth remained solid in 2017 and surpassed expectations for the first time since 2010. With regards to monetary policy, the ECB maintained marginal lending facility rate stable throughout the year at 0.25%, but announced in October its intention to reduce the Asset Purchase Programme. In the US, on the one hand, Federal Reserve's Federal Open Market Committee increased interest rates 3 times in the year from 0.75% to 1.50% and balance sheet normalization started in October while progress on the fiscal agenda gained speed, most notably on tax reform. On the political front, the focus was on Dutch, French, and German elections as well as negotiations over Brexit between Brussels and the UK, while in Spain the agenda was marked by separatist events in Catalonia that led to regional elections in December. On the geopolitical front, tension between the US and North Korea escalated.
In this context, the main European indexes closed 2017 with a positive performance (EStoxx-50 +6.5%); DAX (+12.5%), CAC-40 (+9.3%), FTSE-100 (+7.6%), and Ibex-35 (+7.4%).
Among sectors included in the European DJ Stoxx-600 (+7.7%), technology (+19.2%) and basic resources (+19.2%) led positive performances, whereas only 4 sectors posted negative performances, being the worst telecommunications (-3.7%). The performance of the telecommunications sector was affected by adverse regulatory drag, reflected in weak revenue growth trends. Regulation also affected negatively the limited M&A activity in the sector, as well as the visibility on the profitability of the required investments for the Digital society.
Telefónica share closed 2017 at 8.13 euros per share, -8.1% in the year but the total shareholder return was -3.8%, following a dividend distribution of 0.40 euros per share in cash. The sector in Europe posted a total shareholder return after dividends of 0.7%. The performance of Telefónica was impacted in the second half of the year by the adverse evolution of exchange rates affecting earnings momentum and the political developments in Spain.
Telefónica closed the 2017 financial year with a market capitalization of 42,183 million euros, ranking as the twelfth company in the telecommunications sector worldwide.

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Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

•	honoring previous legitimate commitments assumed.

•	covering requirements for shares to allocate to employees and management under stock option plans.

•
other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
At December 31, 2017, 2016 and 2015 Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
(*) Millions of euros

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In 2017, 2016 and 2015 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
There has not been treasury shares purchases in 2017 (668 million euros and 1,654 million euros in 2016 and 2015, respectively).
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).
On September 30, 2017, the first phase of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (“PIP 2014-2019”) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 19).
On July 31, 2017 the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 19).
On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.
On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered. Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros were cancelled.
On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered. Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros were cancelled.

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The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2017 (same figure in 2016), recognized under “Current interest-bearing debt” in the consolidated financial statements for both fiscal years.

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Risk factors associated with the issuer
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:
Group-Related Risks
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe have improved as two major risks have diminished during 2017. First, political uncertainty has decreased after the results of the general elections in some European countries and, second, the agreement reached in relation to the Greek bailout program and better macroeconomic data in the country have opened the door to a potential solution to the Greek debt crisis in the near term. While such risks have diminished, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing in the near future, with a negative impact on the balance between the private and public sectors, and by the restructuring processes which the European banking sector is still immersed in. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016, will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure, could come from Catalonia's political situation and its impact on the Spanish economy. Although recent events point to a lower degree of uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In 2017, the Telefónica Group obtained 24.3% of its revenues in Spain (24.6% in 2016), 14.0% in Germany (14.4% in 2016) and 12.6% in the United Kingdom (13.2% in 2016).
In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases despite recent improvement, and doubts about growth and imbalances in China. Certain internal factors such as high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth, hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches.
In Brazil, although the political scenario continues to be unstable, the government has approved relevant legislative reforms and promoted the approval of other key legislative items, such as the social security reform, which could be approved before the end of the term, which has improved the confidence levels in the government. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing needs remain high. The combination of such elements has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook, subject to the outcome of the coming general elections and

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of the renegotiation of the North American Free Trade Agreement (NAFTA), which is now underway. Any increase in interest rates in the United States and/or a possible renegotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.6% for 2017.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence. The October legislative elections confirmed the good results of the government coalition. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During 2017 Telefónica Hispanoamérica represented 24.1% of the Telefónica Group's revenues (24.2% in 2016), of which 27.8% proceeded from revenues in Argentina, 18.5% in Peru and 17.4% in Chile. During 2017, Telefónica Brazil represented 23.1% of the Telefónica Group's revenues (21.3% in 2016). In this respect, 32.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this status.
“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2017, 71.0% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 17.2% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 91 million euros, (ii) whereas a 100 basis

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points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 74 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 17 million euros for the year ended December 31, 2017, primarily due to the weakening of the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2017, taking into account derivative instruments in place.
During 2017, Telefónica Brazil represented 25.9% (24.5% in 2016), Telefónica Hispanoamérica represented 21.9% (23.0% in 2016) and Telefónica United Kingdom represented 10.1% (11.3% in 2016) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In 2017, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 3.2 p.p. and 4.7 p.p., respectively, mainly due to the depreciation of the Argentine peso, the Venezuelan bolivar and the pound sterling. Furthermore, translation differences had a positive impact on the Group's equity of 2,049 million euros as of December 31, 2016 and a negative impact of 4,607 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2017, the Group's net financial debt amounted to 44,230 million euros (48,595 million euros as of December 31, 2016) and, as of December 31, 2017, the Group's gross financial debt amounted to 55,746 million euros (60,361 million euros as of December 31, 2016). At such date, the average maturity of the debt was 8.08 years (6.35 years as of December 31, 2016).
As of December 31, 2017, the Group's gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,063 million euros.

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In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at December 31, 2017. As of December 31, 2017, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (12,541 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2017, 7.3% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2018.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standards IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial instruments", effective from January 1, 2018, and IFRS 16 "Leases", effective from January 1, 2019.
These standards present significant changes that will affect the amount and timing of recognition of revenues and expenses related to certain sales transactions (IFRS 15), the estimation processes for the expected impairment losses on financial assets, the recognition period and the documentation of hedging policies and strategies (IFRS 9), as well as the accounting treatment for all lease contracts, other than certain short-term leases and leases of low-value assets (IFRS 16). The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods difficult and less meaningful.
Note 3 to the Consolidated Financial Statements includes information on the main impacts expected from the first-time adoption of the new requirements.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.

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Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
More detailed information can be found in Annex VI to the Consolidated Financial Statements “Key regulatory issues and concessions and licenses held by the Telefonica Group”.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
On September 14, 2016, the European Commission (EC) adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second quarter of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700 MHz band will initially allow the expansion of the capacity of 4G networks and, in the near future, the introduction of 5G services with new functionalities. In Spain, it is expected that the Ministry of Energy, Tourism and the Digital Agenda publishes its plan to release the 700 MHz band before June 30, 2018, in line with the calendar approved by the EC and with the 5G National Plan adopted in December 2017. The 5G National Plan also contemplates, among other matters, an urgent auction for the 3.6 GHz band at the beginning of 2018 and, possibly, also in the L band (1452- 1492 MHz).
In connection with the spectrum auction for the 2.3 and 3.4 GHz bands in the United Kingdom, on July 11, 2017 the Office of Communications (“Ofcom”) released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for "immediate use") and 3.4 GHz bands (which may be used for 5G services). They set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. Hutchison 3G UK Ltd ("H3G") and BT filed a motion to review Ofcom's decision regarding the 3.4 GHz band based on the constraints imposed by the spectrum limits set forth in this band for which they can bid. The judgment was released in December 2017 and both appeals were dismissed. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica UK expects the bidding to start in March 2018.
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") published its position on the key elements on June 27, 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group reported its request for frequency by the deadline of September 30, 2017 and commented on the key elements of the proposal. The

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final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the 26 GHz frequency band.
In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place in 2018.

•
Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published the conditions for the auction of 70 MHz of spectrum in the 700 MHz band and of 5 MHz of spectrum in the 1900 MHz band. The ITC modified through Decree 2194 of December 27, 2017 the spectrum caps, increasing them by 5MHz for high bands, reaching a total of 90 MHz, and by 15MHz for low bands, reaching a total of 45 MHz. On January 23, 2018, the ITC published a second project on the conditions of the 700 MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple-round ascending clock auction, and the obligation to provide free wifi zones would be removed. This second project was subject to comments until February 20, 2018. The schedule for the auction has not yet been set but the ITC has announced that it should take place in 2018.

•
Argentina: The government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the "refarming process"), which Telefónica has challenged in court, and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the "spectrum on demand process"). In connection with the latter, in May 2017 such "spectrum on demand process" was launched and, in June 2017, certain 2.6 GHz spectrum was granted to Telefónica and other licensed mobile operators, but the effective distribution of the spectrum is still pending.

It is possible that some of the above-mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum, may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In the United Kingdom, Telefónica has an obligation under the terms of its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland). It also has an obligation under the terms of its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass. Both requirements had to be met by the end of 2017 and must be maintained thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G networks and working on the roll-out of its 4G network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.
In Spain, also related to the licenses of the 800 MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete before January 1, 2020 the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of 30 megabits per second or faster, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution (“LTE”) solutions over the 800 MHz band that will be the base for compliance with such obligations.

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In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court against the decision of the EC authorizing such merger. Oral hearings were held in December 2017 and the decisions are expected in the first quarter of 2018.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefónica must update this information by April 30, 2018 by sending the updated list and value of the assets assigned to the provision of STFC as of December 31, 2017. In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses but has been challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's governing board may overcome it by sending the bill for voting in the Plenary (such action depends on the political environment, which is also uncertain). Such Court and, consequently, the Senate's governing board, has each decided to send the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until 28 November 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.

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In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica filed renewal requests for an additional twenty years in relation to a concession for the provision of local carrier services and to one of the concessions to provide mobile line services in certain provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. While services are being provided on such spectrum, a consumer organization filed a claim against the allocation of spectrum on the 700 MHz band that is still pending.
During 2017, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 538 million euros.
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, the current rate is 0.495 pence per minute. On June 27, 2017, Ofcom made a consultation on a proposal for a progressive reduction over a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.
In Spain, in November 2017, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") submitted to the EC the draft measures to set the new MTRs for all the mobile operators, which would imply a progressive reduction of 40% from current levels. The proposed dates and MTRs would be as follows: since the decision becomes effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0066 €/min; and as from January 1, 2020 at 0.0064 €/min. A final decision was adopted in 2018 setting the rate at 0.0067 €/min during the year 2019.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.
In Brazil, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts and the proceedings are ongoing). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the Instituto Federal de Telecomunicaciones ("IFT") announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0. 028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on the PEA’s network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.

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As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the year ended December 31, 2017 the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1 percentage point from the organic growth of the Group's revenues.
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories.
In Brazil, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. The final version, however, has not been published because the amendment to the underlying concession agreement has not been yet finalized.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.  In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators. The final decision is not expected before mid-2018.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this Annual Report. Nevertheless, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens.

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In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating".
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
As of the date of this Annual Report, Telefónica is conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

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Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation we are immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Chile and Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2014 and the end of 2017. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 862 million euros in 2017, representing a decrease of 4.8% from 906 million euros in 2016 (1,055 million euros in 2015). These expenses represented 1.7%, 1.7% and 1.9% of the Group's consolidated revenues in 2017, 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of December 2017 Telefónica has already 19.2 million premises passed with fibre (representing 66% of the households), which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond

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to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.
As of 31 December 2017, the Telefónica Group depended on three handset suppliers and 10 network infrastructure suppliers, which, together, accounted for 79% and 78%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.
The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.
In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

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There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.
Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. No impairments were recognized in 2017. In 2016, impairment losses in goodwill were recognized amounting to an aggregate amount of 215 million euros, relating to Telefónica´s operations in Venezuela (124 million euros) and in Mexico (91 million euros).
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

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Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 15, 17 and 21 to the Consolidated Financial Statements.

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Other information
Group companies with non-controlling interests
Non-controlling interests in the Telefónica Group companies can be divided into two groups. Firstly, subsidiaries listed in a regulated market: Telefônica Brasil and Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b of the consolidated financial statements).
Average payment period of the Spanish companies
The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2016 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2017 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2017, calculated In accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 53 days (45 days in 2016).
Governance system
The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders' Meeting, and in the Regulation of the Board of Directors.
Telefónica’s Board of Directors consists of 16 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.
In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has six committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.
CNMV's Guidelines on the preparation of management reports
This Management Report has been prepared taking into consideration the "Guidelines on the preparation of management reports for listed entities", published by the CNMV in July 2013.

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Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2017 and the date of authorization for issue of the accompanying consolidated financial statements:
Financing

•
On January 11, 2018, Telefónica Deutschland Holding AG launched an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount up to 200 million euros and maturities of up to 15 years.

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones S.A.U. issued notes under its EMTN Program filed on June 29, 2017 in an aggregate nominal amount of 1,000 million euros. The notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 23, 2018, Telefónica Germany GmbH & Co. OHG signed the second extension of its syndicated credit facility dated March 22, 2016, for 750 million euros and new maturity on March 22, 2023.

•
On January 26, 2018, Telxius Telecom, S.A. drew down 221 million euros and 75 million dollars of its multicurrency syndicated facility signed on December 1, 2017 and maturing in 2022. This syndicated facility includes an option by mutual agreement between the parties to extend the maturity up to 2024.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.

•	On February 2, 2018, Telefónica Emisiones, S.A.U. redeemed 750 million sterling pounds of its notes issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

New organizational structure
The Board of Directors of Telefónica, S.A., at its meeting held on January 31, 2018, resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
the areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, is unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), is split into two new units in order to more effectively manage the different market situations: Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which is led by Mr. Bernardo Quinn (until now Director of Global Human Resources), and Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which is led by Mr. Alfonso Gómez Palacio.

•	the area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.

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Definitions
Below are definitions of certain technical terms used in this report:
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.
"Bundles" refer to combination products that combine fixed services (wirelines, broad bands and television) and mobile services.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).
"Commercial activity" includes the addition of new lines, replacement of handsets and migrations.
"Data ARPU" is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues (from sources such as Short Message Service ("SMS"), Multimedia Messaging Services ("MMS"), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol ("WAP") connectivity from sales to customers for a given period by the weighted average number of accesses for the same period, and then dividing by the relevant period.
"Data revenues" include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.
"FaasT" is a cybersecurity technology that scans an organisation's system 24 hours a day, seven days a week, in order to prevent cybernetic attacks.
"Final client accesses" means accesses provided directly to residential and corporate clients.
"Fixed telephony accesses" includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For the purpose of calculating Telefónica's number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); and primary ISDN (x30, x20 or x10).
"Fixed termination rates" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"FWA" means the fixed broadband service supported on fixed wireless technology (fixed telephony service with mobile technology).

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"Gross adds" means the gross increase in the customer base measured in terms of accesses in a period.
"HDTV" or "high definition TV" has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).
"Hybrid/Control Customer" is a contractual relationship with the customer, where the customer has a postpaid line; if the customer consumes more traffic than the pre-established limit the excess will be billed according to the pre-negotiated tariffs and requires the customer to top up.
"Incoming revenues" refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefónica's network.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses / Fixed Broadband (FBB)" include broadband accesses (including retail asymmetrical digital subscriber line "ADSL," very high bit-rate digital subscriber line "VDSL", satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
"IPTV" (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISP" means Internet service provider.
"IT", or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Latch", is a cybernetic application, protecting accounts and on-line services.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" means Long Term Evolution, a 4G mobile access technology.
"M2M", or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.
"Market share" is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.
"Metashield" is a cybernetic product for protecting metadata (information on data) in digital documents and archives.
"Mobile accesses" includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorised into contract and pre-pay accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.
"MVNO" means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a

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mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to their customers.
"Net adds" means the number of new accesses in a certain period.
"Non SMS data revenues" means data revenues excluding SMS revenues.
"OTT services" or "over the top services" means services provided through the Internet (such as television and video streaming).
"Outgoing revenues" refers to mobile voice or data revenues (SMS, MMS) derived from Telefónica's consumers' consumed service.
"P2P SMS" means person to person short messaging service (usually sent by mobile customers).
"Pay-TV" includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.
"p.p." means percentage points.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Tacyt" is a cybersecurity tool that supervises, stores, analyses, correlates and classifies mobile applications.
"Unbundled local loop", or "ULL" includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, "shared ULL").
"Voice Traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"Wholesale accesses" means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"Wholesale ADSL" means accesses of broadband or fiber that Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"YoY" or "y-o-y" means year-on-year.

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Annual Corporate Governance Report for Listed Companies
A. Ownership structure

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2017/09/20	5,192,131,686.00	5,192,131,686	5,192,131,686
Indicate whether different types of shares exist with different associated rights:
No

A.2	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	268,230,302	0	5.17%
CaixaBank, S.A.	259,611,788	342,072	5.01%
BlackRock, Inc.	0	344,259,683	6.63%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	342,072
BlackRock, Inc.	BlackRock Group	344,259,683

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Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
--	--	--

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,351,958	0	0.03%
Mr. Isidro Fainé Casas	595,382	0	0.01%
Mr. José María Abril Pérez	157,077	158,211	0.01%
Mr. Ángel Vilá Boix	333,463	0	0.01%
Ms. Eva Castillo Sanz	113,594	0	0.00%
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.00%
Mr. Peter Erskine	42,733	0	0.00%
Mr. Luiz Fernando Furlán	38,423	0	0.00%
Ms. Carmen García de Andrés	704	0	0.00%
Mr. Ignacio Moreno Martínez	18,311	0	0.00%
Mr. Francisco Javier de Paz Mancho	64,862	0	0.00%
Mr. Francisco José Riberas Mera	0	49,173	0.00%

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Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	158,211
Mr. José Javier Echenique Landiríbar	Other company shareholders	75,712
Mr. Francisco José Riberas Mera	Other company shareholders	49,173

% of total voting rights held by the Board of Directors
0.06%
Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. José María Álvarez-Pallete López	192,000	0	300,000	0.00%
Mr. Ángel Vilá Boix	120,000	0	187,500	0.00%

A.4
Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

A.5
Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

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Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) together with Telefónica Móviles Mexico, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira de México, S.A. de C.V.

CaixaBank, S.A.	Corporate
Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

CaixaBank, S.A.	Corporate	Shareholding of Caixabank Consumer Finance, E.F.C., S.A. (subsidiary of Caixabank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

A.6
Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter "LSC" in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the shareholders’ agreement
Vivendi, S.A.
Telefónica, S.A.

% of share capital affected
0.95%

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Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.24%

Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
Koninklijke KPN NV

% of share capital affected
1.43%

Brief description of the agreement:
See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.
No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.
See heading H “Other information of interest”, Note 5 to Section A.6.

A.7
Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

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No

A.8	Complete the following tables on the company’s treasury shares.
At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
65,687,859	0	1.27%

(*) Through:
-
Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes
On September 26, 2017 all of the treasury stock movements made by the Company from the last notification were communicated to the Spanish National Securities Market Commission (effective December 9, 2016) in order to modify the number of voting rights of Telefónica, S.A. This was derived from an increase in capital with the issue of 154,326,696 new shares in response to the expiration of some convertible bonds (whose issuance was disclosed to the market via press releases of Significant Event on September 10 and 11, 2014, with register number 210598 and 210620, respectively). Among the treasury stock movements communicated, the most relevant corresponds to the transmission, of 72,007,507 Company shares, dated March 14, 2017, which represented 1.387% of the share capital, as a consequence of the share swap carried out with Koninklijke KPN NV (KPN) that was notified to the Spanish National Securities Market Commission through Significant Event on March 13, 2017,with register number 249449.
The transmissions on August 2 and September 21, 2017 correspond to the conversion of the previously mentioned Bonds. For these purposes, the minimum value of the share was set at 9.7174 euros.
The rest of the transmissions correspond to the execution of different incentive plans for employees. Considering all the transactions made by the Company from December 9, 2016 to September 26, 2017, a total of 75,359,265 shares were directly transmitted, which represented 1.451% of the share capital.

A.9
Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica's Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:
"A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. –either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.
The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be

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equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
B) To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010."

A.9.bis. Estimated free-float capital:

Estimated free-float capital	%
80.94

A.10
Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions
See heading H “Other information of interest”, Note 7 to Section A.10.

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.
--

A.12	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

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Yes
If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.
Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.
On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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B. General Shareholders Meeting

B.1
Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter "LSC" in Spanish).

No

B.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:
No
Describe how they differ from the rules established in the LSC.
--

B.3
Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.
The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders' Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.
Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders' Meeting to deliberate on that amendment.
Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.
According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

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The procedure for voting on proposed resolutions by the Shareholders' Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2016/05/12	0.21%	55.34%	0.03%	0.55%	56.13%
2017/06/09	0.27%	55.71%	0.03%	0.49%	56.50%

B.5	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.
Yes

Number of shares required to attend the General Shareholders Meetings
300

B.6	Section eliminated.

B.7
Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C. Company management structure
C.1     Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Repre-sentative	Type of director	Position on the Board	Date of first appointment	Date of last appointment	Election procedure
Mr. José María Álvarez-Pallete López	-	Executive	Chairman	2006/07/26	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Isidro Fainé Casas	-	Proprietary	Vice Chairman	1994/01/26	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José María Abril Pérez	-	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Ángel Vilá Boix	-	Executive	Chief Operating Officer (C.O.O.)	2017/07/26	2017/07/26	Co-opting
Ms. Eva Castillo Sanz	-	Other external Directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Juan Ignacio Cirac Sasturain	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José Javier Echenique Landiríbar	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	-	Independent	Director	2006/01/25	2016/05/12	Resolution of General Shareholders’ Meeting
Ms. Sabina Fluxà Thienemann	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	-	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Ms. Carmen García de Andrés	-	Independent	Director	2017/05/04	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Peter Löscher	-	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	-	Proprietary	Director	2011/12/14	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	-	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Francisco José Riberas Mera	-	Independent	Director	2017/05/04	2017/06/09	Resolution of General Shareholders’ Meeting
Mr. Wang Xiaochu	-	Proprietary	Director	2015/09/30	2016/05/12	Resolution of General Shareholders’ Meeting

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Total number of directors
16
Indicate any board members who left during this period:

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. César Alierta Izuel	Other external Director	2017/05/04
Mr. Gonzalo Hinojosa Fernández de Angulo	Independent	2017/05/04
Mr. Pablo Isla Álvarez de Tejera	Independent	2017/05/04
Mr. Julio Linares López	Other external Director	2017/07/26
Mr. Antonio Massanell Lavilla	Proprietary	2017/12/21

C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. José María Álvarez-Pallete López	Executive Chairman
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)

Total number of executive directors	2
% of the Board	12.50%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	4
% of the Board	25.00%

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INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. Ph. D. in Physics. Fields of Specialization in Quantum Optics, Quantum Computation, Atomic Physics.
Mr. José Javier Echenique Landiríbar	Economic and Actuarial Sciences Graduate. Vice-Chairman of Banco Sabadell, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until December 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Ms. Sabina Fluxà Thienemann	Business Management and Administration graduate. MBA from ESADE. High Business Management Program at IESE. Co-Vice Executive President and CEO of Iberostar Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervisory Board of OMV Aktiengesellschaft and Sulzer AG.

Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Francisco José Riberas Mera	Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A.

Total number of independent directors	9
% of the Board	56.25%
List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.
No
If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

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OTHER EXTERNAL DIRECTORS
Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.

Total number of other external directors	1
% of the Board	6.25%
List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
-	-	-	-

C.1.4	Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2017	Year 2016	Year 2015	Year 2014	Year 2017	Year 2016	Year 2015	Year 2014
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	2	1	0	0	22.22%	11.11%	0.00%	0.00%
Other External	1	1	1	1	100.00%	33.33%	33.33%	50.00%
Total:	3	2	1	1	18.75%	11.11%	5.56%	5.56%

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.
Explanation of measures
See heading H "Other information of interest". Note 9 to Section C.1.5.

C.1.6
Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

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In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this context, the Nominating, Compensation and Corporate Governance Committee analyzed and favorably reported the update of the Board Member Selection Policy (approved, in its first version, on November 25, 2015), which included the Diversity Policy applicable to the Telefónica, S.A. Board of Directors. It was thus renamed the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, approved by the Board of Directors at their meeting held on December 13, 2017.
Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
When, despite the measures taken, there are few or no female directors, explain the reasons.
Explanation of the reasons.
As shown in Table C.1.4, the selection procedures do not suffer from implicit biases that hinder the selection of Directors and in fact the Company has deliberately sought women who meet the professional profile sought. In this sense, regarding the percentage that female Directors represent with respect to the total number of members of the Board of Directors, in Table C.1.4, it observes the qualitative leap that the Company has made in this area, having gone from 5.56% in 2015, to 11.11% in 2016 and, finally, to 18.75% in 2017.
All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.
Thus, in the amendment carried out during the year 2016 in the composition of the Company's Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, as Independent Director of Telefónica. This appointment was ratified by the Telefónica General Shareholder's Meeting held on May 12, 2016.
Likewise, in the amendment brought into effect in 2017 on the composition of the Board of Directors of the Company, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 9, 2017.
In both proposals to appoint (Ms. Sabina Fluxà Thienemann and Ms. Carmen García de Andrés), the Nominating, Compensation and Corporate Governance Committee considered the solvency, competency, experience, professional merits and availability of Ms. Fluxà and Ms. García de Andrés for their effective performance of the duties, exclusively considering their individual and professional characteristics. All of this was included in the framework of the then valid Board Member Selection Policy, which, with respect to the promotion of the presence of Board Members in the Board of Directors, already expressly imposed the obligation to favor gender diversity in Board Member selection procedures, and prohibited any type of implicit bias that could entail any discrimination.

C.1.6.bis Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

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Explanation of conclusions.
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favours the diversity of knowledge, experience, and gender without incurring in any implicit bias that may imply any discrimination whatsoever.
Said Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members is public and may be viewed on the corporate web page (www.telefonica.com).
Within the framework of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), during the 2017 fiscal year, the Nominating, Compensation and Corporate Governance Committee proposed and/or informed, as the case may be, the appointment of Telefónica S.A. Board Members in accordance to the aforementioned criteria, considering the solvency, competency, experience, professional merits, and disposition of the candidates to dedicate the time and effort necessary for the efficient performance of their duties, exclusively considering their personal and professional characteristics, all of this to favour the diversity of knowledge, experience, and gender, without incurring in any implicit bias that may imply any discrimination whatsoever.
Thus, in its meeting celebrated on May 3, 2017 the Committee proposed to the Company’s Board of Directors the appointment by co-option as Independent Board Members Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera, after the voluntary resignation from their positions as Board Members presented by Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera. And, similarly, in its meeting celebrated on July 25, 2017 the Committee favourably informed the appointment by co-option of Mr. Ángel Vilá Boix as Executive Board Member in replacement of Mr. Julio Linares López.
Likewise, within the framework of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), the Committee favourably informed and/or proposed, as the case may be, the re-election and ratification of the Telefónica S.A. Board Members by the Company’s Ordinary General Shareholders Meeting, considering and assessing the duties performed and the dedication of the Board Members, basing all of the proposals on a prior analysis of the Board of Director’s needs, and favouring the diversity of knowledge, experiences, and gender.
Thus, the Ordinary General Meeting of Shareholders celebrated on June 9, 2017 approved, at the proposal of the Company’s Board of Directors, the re-election of Mr. José María Álvarez-Pallete López and of Mr. Ignacio Moreno Martínez, as well as the ratification of the appointments of Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera.
In this sense, it must be noted that the Nominating, Compensation and Corporate Governance Committee verified the compliance of the Selection of Board Members Policy (valid before the approval, on December 13, 2017 of the Policy of Diversity in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members), on the occasion of the preparation of the proposals for appointment, re-election, and/or ratification of the Board Members presented to the General Meeting of Shareholders celebrated on June 9, 2017.
As for the percentage that the female Board Members represent with respect to the total number of members of the Board of Directors, a qualitative leap that the Company has taken in this field can be observed in figure C.1.4, passing from 5.56% in 2015 to 11.11% in 2016, and finally to 18.75% in 2017.

C.1.7	Explain how shareholders with significant holdings are represented on the board.

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As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2017, the group of external Directors of Telefónica, S.A. was composed of 14 members (out of a total of 16 Members), of whom 4 are proprietary Directors, 9 are independent and 1 falls under the "Other external Directors" category.
Of the four proprietary Directors, at December 31, 2017, one acts in representation of CaixaBank, S.A. which holds 5.01% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.17% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.24% of the capital stock. The percentages mentioned above refer to December 31, 2017.
It is noted that until December 21, 2017, there were two Directors who acts in representation of CaixaBank, S.A.

C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited
As explained in Section H "Other information of interest", Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their Strategic Partnership in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom, in accordance with prevailing legislation and the Company's Bylaws. Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom (Hong Kong Limited) is now member of the Board of Directors of Telefónica, S.A.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.
No

C.1.9
Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Name of director	Reasons for resignation
Mr. César Alierta Izuel
The Director Mr. César Alierta Izuel, in order to refresh the Board of Directors of the Company, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Executive Commission of such Board.

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Name of director	Reasons for resignation
Mr. Gonzalo Hinojosa Fernández de Angulo
The Director Mr. Gonzalo Hinojosa Fernández de Angulo, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (member of the Executive Commission, of the Audit and Control Committee, of the Nominating, Compensation and Corporate Governance Committee, of the Service Quality and Customer Service Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

Name of director	Reasons for resignation
Mr. Pablo Isla Álvarez de Tejera
The Director Mr. Pablo Isla Álvarez de Tejera, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on May 4, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (member of the Nominating, Compensation and Corporate Governance Committee).

Reasons for resignation
Mr. Julio Linares López
The Director Mr. Julio Linares López, in order to facilitate the transformation process of the company and of its Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on July 26, 2017, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (Chairman of the Regulation and Institutional Affairs Committee, member of the Service Quality and Customer Service Committee, and of the Strategy and Innovation Committee).

Name of director	Reasons for resignation
Mr. Antonio Massanell Lavilla
The Director Mr. Antonio Massanell Lavilla presented, by means of a written document dated December 21, 2017, and effective as of that date, his voluntary resignation, for personal reasons (retirement), from its position as Director of Telefónica, S.A., and thus from all of his position within the Board of Directors and within the Committees of such Board (Chairman of the Service Quality and Customer Service Committee, member of the Audit and Control Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

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Name or corporate name of director	Brief description
Mr. José María Álvarez-Pallete López – Executive Chairman (Chief Executive Officer)
The Chairman of the Company, as the Executive Chairman (Chief Executive Officer), has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

Name or corporate name of director	Brief description
D. Ángel Vilá Boix - Chief Operating Officer (C.O.O.)
The Chief Operating Officer (C.O.O) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

C.1.11	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Position	Does he or she have executive functions?
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, AG	Chairwoman of Supervisory Board	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director	No
	Telefónica Brasil, S.A.	Director	No
	Telefónica Móviles de México, S.A. de C.V.	Director	No
	Telefónica Ingeniería de Seguridad, S.A.	Chairman	No

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C.1.12
List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A.	Vice Chairman
	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Ence, Energía y Celulosa, S.A.	Director
Mr. Isidro Fainé Casas	Gas Natural SDG, S.A.	Chairman
	The Bank of East Asia	Director
	Suez Environnement Company	Director
Mr. Luiz Fernando Furlán	Brasil Food, S.A. (BRF)	Director
Mr. Peter Löscher	Sulzer AG	Chairman
	OMV Aktiengesellschaft	Chairman
Mr. Ignacio Moreno Martínez	Obrascón Huarte Lain (OHL), S.A.	Director
Mr. Francisco José Riberas Mera	Gestamp Automoción, S.A.	Chairman
	CIE Automotive, S.A.	Director
	Global Dominion Access, S.A.	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman - CEO

C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit:
Yes

Explanation of rules
As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.
For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director's own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted. On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

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C.1.15	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	10,829
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	78,789
Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	473

C.1.16	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer
Mr. Mariano de Beer	Chief Commercial Digital Officer (CCDO)
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Total remuneration received by senior management (in thousands of euros)	8,814

C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Position
-	-	-
List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Regional Advisory Board
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman's Office

C.1.18     Indicate whether any changes have been made to the board regulations during the year:
No

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C.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
See heading H “Other information of interest”, Note 15 to Section C.1.19.

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Outline of changes
In a meeting on February 21, 2017, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.'s evaluation in 2016 of the Board of Directors and its Committees and of the Company's General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.
Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee's proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company's governing bodies:

i. Continue with the implementation of measures and actions that allow for an optimum performance of the General Shareholder's Meeting.
ii. Evaluate the inclusion of more presentations on the agenda of the Board of Directors and of the Executive Commission related to the strategy, products and commercial services of the Company, so that they can be subject to debate by the Board Members.

C.1.20.bis Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board's composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director's performance and contribution.
With respect to the Board of Directors assessment corresponding to 2017, the Company Board of Directors, based on the favorable report of the Nominating, Compensation and Corporate Governance Committee, agreed to entrust this evaluation to an external consultant, Villafañe & Asociados Consultores.
The aim of this work has been to help the Telefónica, S.A. Board of Directors make their corporate governance assessment by identifying measures for improvement in the governance with possible action plans, under the terms established in the Good Governance Code of the listed companies, approved by the Spanish National Securities Market Commission.
The assessment has been carried out from the review of the Company’s Annual Reports corresponding to the 2016 fiscal year, and the Company’s corporate documentation, as well as interviews to Independent Board Members, and to the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors.
The work has been done in two parts; the first, related to the regulatory compliance of the law, review incorporated in the Good Governance Reputation Index (IRBG for its Spanish original), and the “Synthetic IRBG”, or comparative analysis of Telefónica with benchmark corporations in good governance.
The Good Governance Reputation Index (IRBG) is an empirical model of assessment and corporate government improvement that, based on Spanish legal regulations together with the legal regulations of the main western countries, makes it possible to quantify the degree of compliance of the indicators that make up this index. Specifically, 37 corporate governance indicators have been assessed; these indicators are grouped into the following nine variables: (i) Breakdown of the Board of Directors; (ii) Functioning of the Board of Directors; (iii) Committees of the Board of Directors; (iv) Remunerations and Performance; (v) Participation in the General Meeting of Shareholders; (vi) Transparency; (vii) Anti-corruption and Fraud; (viii) Self-regulation and Corporate Social Responsibility; and (ix) Prevention and Treatment of Conflicts of Interest.

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Likewise, some recommendations were reflected in this evaluation to optimize the corporate governance system of the Company, related, among others, to:

–
The operation of the Board of Directors, recommending the establishment of measures in order to have the documentation related to the issues to be discussed at Board and Committee meetings as far in advance as possible.

–
The organization and the operation of the General Shareholder's Meeting, proposing to analyze the possibility of implementing opportune measures for its retransmission, provided that the circumstances thus permit this.

–
The composition of the Board of Directors, proposing to continue advancing towards a percentage of 30% of female Board Members in its breakdown by 2020, as well as to continue to reduce the total number of Board Members.

C.1.20.ter Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.
The external consultant has maintained business relationships for a total amount of 119,003.5 Euro for the execution of other work to Telefónica Group Companies.

C.1.21	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company's credit or reputation in the market or otherwise jeopardise its interests.
The conditions listed above under Recommendation C.1.19 (“Removal”) above must also be taken into consideration.

C.1.22	Section eliminated.

C.1.23	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
If applicable, describe the differences.

C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.
Yes

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Description of requirements
In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25	Indicate whether the Chairman has the casting vote:
No

C.1.26	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors:
No

C.1.27	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

C.1.28
Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

C.1.29
Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of Board meetings	13
Number of Board meetings held without the Chairman's attendance	0
If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

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Number of meetings	0
Indicate the number of meetings of the various board committees held during the year.

Executive Commission	16
Audit and Control Committee	12
Nominating, Compensation and Corporate Governance Committee	11
Service Quality and Customer Service Committee	5
Regulation and Institutional Affairs Committee	11
Strategy and Innovation Committee	11

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors' attendance	13
% of attendances of the total votes cast during the year	100.00%

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:
No
Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

C.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company's financial information, controlling and coordinating the various players that participate in this process.
To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:

a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

c)	Propose the budget for such service;

d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

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B.
Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.
Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	The control and information systems to be used to control and manage these risks.

D.
Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.
Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.
Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance to what is established by Royal Decree 18/2017 of 24 November which modifies

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the Code of Commerce, the consolidated text of the Corporate Enterprises Act, and the Accounts Auditing Act in terms of non-financial and diversity information. To this effect, the Audit and Control Committee meets whenever appropriate, having held twelve (12) meetings in the course of 2017.
Different members of the Telefónica Group management group attend the Audit and Control Committee meetings, with supportive and assistance duties to the Committee members on the issues that are subject to be analyzed at each of the meetings. In particular, by invitation from the Chairman of the Committee, and when considered necessary, representatives of the General Secretary and the Board, Finance and Control, Internal Auditing, Intervention and Inspection, and Compliance attend the Committee meetings.

In addition to the aforementioned, and as a requirement of its own Committee, other managers from the Company and its subsidiary companies participate to present specific issues that affect their respective businesses or their assigned duties.

The meetings held with the Account Auditor and the Internal Auditor comply with that established in article 7 of the regulations of the Audit and Control Committee of the Company, which establishes that, for the appropriate performance of their supervisory duty, the Committee must know and understand the decisions of Management regarding the application of the most significant criteria and results of the revisions made by Internal Auditing, staying in constant communication with the Account Auditor. In fact, the External Auditor has intervened in meetings of the Audit and Control Committee to explain the work done, as well as to clarify, at the Committee's request, any issues that may have arisen related to the functions assigned to said External Auditor.

The members of the Committee have held meetings separately with each of these interlocutors when it has been deemed necessary, in order to carry out a rigorous follow-up of the preparation of the Company's financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

C.1.33	Is the Secretary of the Board also a Director?
No
If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C. 1.34	Section eliminated.

C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.
With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

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The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor's independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.
Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.
Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company's management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company's management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company's accounting and risks situation.
In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company's External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor's independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:
Yes
Outgoing auditor: Ernst &Young, S.L. (from now on, Ernst & Young).
Incoming auditor: PricewaterhouseCoopers Auditores, S.L. (from now on, PwC).

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Explain any disagreements with the outgoing auditor and the reasons for the same:
No

C.1.37
Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

Yes

	Company	Group	Total
Non audit services (Thousands of euros)	236	726	962
	Company	Group	Total
Non audit services / Amount total services (%)	6.60	4.50	4.90

C.1.38
Indicate whether the audit report on the previous year's financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39
Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	1	1
	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	2.90	3.70

C.1.40	Indicate and give details of any procedures through which directors may receive external advice:
Yes

Procedures
Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

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C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes

Procedures
The Company adopts the measures necessary, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee detail the operating regime of this Committee.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organisation.

C.1.42
Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization's name or reputation, tendering their resignation as the case may be:

Yes

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Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:
No
Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On February 19, 2015, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with Citibank International Limited as the agent bank, entered into a syndicated loan amounting up to EUR 2,500 million. On the same date, Telefónica, S.A. executed a novation of another syndicated loan of up to EUR 3,000 million, formalized on February 18, 2014, with The Royal Bank of Scotland, PLC as the agent bank.
Likewise, on November 17, 2015, Telefónica, S.A. as borrower and a group of credit entities as original lenders, with Banco Bilbao Vizcaya Argentaria, S.A. as the agent bank, formalized a syndicated loan of up to EUR 3,000 million, which was modified on November 15, 2016 to reflect certain agreements reached between the parties with respect to its economic terms, including a reduction in its amount up to EUR 1,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal en España, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden,

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signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
On March 8, 2016, Telefónica, S.A., as borrower, Export Development Canada and AB Svensk Exportkredit, as original lenders, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, as the agent, entered into a financing agreement amounting up to EUR 300 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of the majority of members of the board of directors, or on the Company's financial and operational policies.

C.1.45
Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	31
Type of beneficiary Executive Directors, Senior Managers and other Employees
Description of the resolution

With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

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	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

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C.2. Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:
EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Executive Directors	28.57%
% of Proprietary Directors	28.57%
% of Independent Directors	42.86%
% of Other External Directors	0.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.
The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.
Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a)	Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.
The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

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A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors).
Most significant actions during the year.
During the 2017 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

-
The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

-	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

-	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:
Yes

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	25.00%
% of Independent Directors	75.00%
% of Other External Directors	0,00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 19 to Section C.2.1.

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Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. José Javier Echenique Landiríbar
No. years Chairman has held this position
2

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Luiz Fernando Furlán	Member	Independent

% of Proprietary Directors	0.00%
% of Independent Directors	100.00%
% of Other External Directors	0.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 20 to Section C.2.1.

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Ms. Eva Castillo Sanz	Member	Other External
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 21 to Section C.2.1.

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REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Ignacio Moreno Martínez	Chairman	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 22 to Section C.2.1.

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. José María Abril Pérez	Member	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Peter Löscher	Member	Independent

% of Proprietary Directors	20.00%
% of Independent Directors	60.00%
% of Other External Directors	20.00%
Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.
See heading H “Other information of interest”, Note 23 to Section C.2.1.

Action Plan and Report.
As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

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C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

		Number of female directors
	2017 Number %	2016 Number %	2015 Number %	2014 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	1 (25.00%)	0	0	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	0	0
Service Quality and Customer Service Committee	2 (66.67%)	1 (20.00%)	1 (14.29%)	1 (14.29%)
Regulation and Institutional Affairs Committee	1 (33.33%)	1 (16.67%)	0	0
Strategy and Innovation Committee	1 (20.00%)	1 (14.29%)	0	0

C.2.3     Section eliminated.

C.2.4    Section eliminated.

C.2.5
Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees is governed under the regulations of the Board of Directors. Additionally and in particular, the Executive Commission is regulated under article 38 of the corporate bylaws; the Audit and Control Committee under article 39 of the corporate bylaws and the regulations of the Audit and Control Committee (approved by the Company Board of Directors at its meeting held on December 13, 2017, based on the recommendation of the Audit and Control Committee); and the Nominating, Compensation and Corporate Governance Committee under article 40 of the aforementioned bylaws. These documents are available for perusal on the Company website.
As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.
Specifically, and with respect to the Nominating, Compensation and Corporate Governance Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies), and the Audit and Control Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies, in Section 79 of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, and in Article 9 of the

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regulations of the Audit and Control Committee of Telefónica, S.A.), an Operation Report is prepared annually. This report is published on the Company website well before the General Shareholder's Meeting is held.

C.2.6	Section eliminated.

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D. Related-party and intragroup transactions

D.1	Explain, if applicable, the procedures for approving related-party or intragroup transactions.
Procedure for reporting on approval of related-party transactions.
Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (article 5.5 of the Regulations of the Board of Directors).

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D.2	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	8,584
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,600
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	19
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	11,371
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	995,109
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	313
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	1,208,971
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	127,782
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	26,041
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	210
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	225
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	28,474
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	586
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	37,562
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	4,440
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	6,525
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	42,402
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	221,548
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	217
Banco Bilbao Vizcaya Argentaria, S.A	Rest of Telefónica Group	Contractual	Operating lease contracts	15
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	3,974
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,522
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	291,813

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CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,230
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	413,580
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	104,350
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	779
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	7,027
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	70,685
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	43,248
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	14,432
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	42,736
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	85,427
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	250,012
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	55,647

D.3	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4
List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5	Indicate the amount from other related-party transactions:
23,000 thousands euros

D.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.
Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•
With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest

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of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.

•
With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

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In accordance with that established in this regulation, the people with management responsibilities, their administrative personnel and the managers or employees of Telefónica Group who have privileged information, or participate or have access to or knowledge of a confidential operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company Regulatory Compliance Unit aware of these operations that would potentially entail the manifestation of conflicts of interest.

D.7	Is more than one group company listed in Spain?
No
Please specify the subsidiary companies listed in Spain:
Subsidiary company listed
Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies:

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies:

Mechanisms to resolve possible conflicts of interest

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E. Risk control and management systems
E.1    Describe the risk management system in place at the company, including with relation to taxes.
Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Framework, based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO). In line with the continuous improvement of the Risk Management Framework, Telefonica will continue with the alignment of its framework with the new requirements of the updated COSO ERM Framework (“Enterprise Risk Management - Integrating with Strategy and Performance”), released in September 2017.
One of the features of this Framework is a map prioritizing risks according to their importance, thereby facilitating their management and an appropriate response to mitigate them. In accordance with this Framework, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

▪	Business risk: Possible loss of value or earnings resulting from changes in the business environment, the competition and market scenario, the regulatory framework or the strategic uncertainty.

▪
Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in the network or the IT systems, security, customer service, supply chain, human resources, as well as operational management.

▪
Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally, the risks of a fiscal nature are included in this category.

▪	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group, including sustainability and compliance issues.

E.2	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.
Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least: the categories of risks facing the Company, the setting of the risk level that the Company deems acceptable, the measures to mitigate the impact of the identified risks, and the control and information systems to be used to control and manage the above-mentioned risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.
As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.
The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

The Group's Fiscal Control Policy, approved by the Board of Directors of the Company in February 2012 and updated in December 2016, establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group's Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.

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E.3    Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.
Information regarding this point is contained in the Annex to this Report.

E.4.    State whether the company has a risk tolerance level, including tax risk.
The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.
The range of risks to which the Company may be exposed, described below, is considered when evaluating risk:

•
Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.

E.5    Identify any risks, including fiscal risks, which have occurred during the year.
The strategy and management of the Telefónica Group's activities tend to minimize the impact of the risks, as well as counterbalance the negative effects of some issues with the favourable evolution of others.
The Shareholders Meeting of Colombia Telecomunicaciones, S.A. E.S.P. -“ColTel”- (company with a direct or indirect investment by Telefónica of 67.5% and by the Colombian Government of 32.5%), approved on August 30, 2017 a capital increase for a total amount (capital and premium) of 1.651 billion Colombian pesos, approximately 472 million Euro at the exchange rate of said date, in order to make the payment of the amount set in the arbitral award issued in the arbitration begun by the Ministry of Information Technologies and Communications -“MinTIC” of Colombia, in relation to its claim that certain assets subject to the provision of services be reversed under old concessions. The aforementioned arbitral award was unfavourable for both ColTel and another telecommunications operator in Colombia. The Telefónica Group and the Nation subscribed said amount as a proportion of their respective share participations in ColTel, thus entailing a disbursement for the Telefónica Group of 1.114 billion Colombian pesos, approximately 318 million Euro at the exchange rate of said date.
Further details on Income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Consolidated Financial Statements).

E.6	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.
The Corporate Risk Management Framework, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

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Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.
Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.    Systems of Internal Risk Management and Internal Control over Financial Reporting (ICFR)
Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1	The company's control environment
Specify at least the following components with a description of their main characteristics:

F.1.1	The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.
The Board of Directors of Telefónica, S.A. (hereinafter “Telefónica”) assumes ultimate responsibility of ensuring that an adequate and effective system of internal control over financial reporting (ICFR) exists and is updated.
The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, and in particular, highlighting, among others, the following powers and duties:

i. Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the Auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the Auditor of the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii. Supervise the Internal Audit, and, in particular:
a) Ensure the independence and effectiveness of the Internal Audit function;
b) Propose the selection, appointment and removal of the person responsible for the Internal Audit service;
c) Propose the budget for that service;
d) Review the annual work plan of the Internal Audit and the annual activity report;
e) Receive periodic information on their activities; and
f) Verify that Senior Management takes into account the conclusions and recommendations of its reports.

iii. Supervise the process of preparing and presenting the mandatory financial information and submit recommendations or proposals to the Administration Body aimed at safeguarding its integrity. In relation to this, it is responsible for supervising the process of preparation and integrity of the financial information relating to the Company and the Group, reviewing compliance with the regulatory requirements, the appropriate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, reporting to the Board of Directors.

iv. Supervise the effectiveness of the Company's internal control, Internal Audit and risk management systems, including fiscal ones, as well as discuss with the Auditor the significant weaknesses of the internal control system detected in the performance of the audit, all without breaking their independence. Therefore, where appropriate, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for follow-up. Additionally, the Board of Directors is the responsible to propose the risk control and management policy, which will identify, at least:

a) Risk types (at least, operational, technological, financial, legal and reputational which the Company faces)
b) the level of risk which the Company considers acceptable; the measures for mitigating the impact of the identified risks should they materialize; and
c) control and information systems to be employed to control and manage those risks

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v. Establish and supervise a system that enables employees to communicate, in a confidential and anonymous manner, irregularities of potential importance, especially financial and accounting irregularities, that may be noticed within the Company.

vi. Establish and maintain the opportune relations with the Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Commission, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications included in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Auditor the declaration of its independence in relation to the entity or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

vii. Issue on an annual basis, prior to the issuance of the accounts audit report, a report expressing an opinion on whether the Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the provision of each and every one of the additional services referred to in point vii above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the accounts audit.

viii. Analyze and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

ix. Inform, in advance and in the terms established in the applicable regulations, to the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:

1. The financial information that the Company must periodically publish;
2. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered to be tax havens; and
3. Transactions with related parties.

x. To exercise, regarding those companies of its Group that are considered Public Interest Entities (as they are defined in the current legislation) for the approval of the Board of Directors, provided they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions of sections ii), vii) and viii) of this article are understood without prejudice to the regulations governing the audit of accounts.
According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets every month, and, additionally, every time it is considered appropriate.
In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.
All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Strategy and Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge for executing these tasks.

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F.1.2	Whether the following components exist, especially in connection with the process for the preparation of the financial information reporting:

•
The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment of the organizational structure in the respective fields.
Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

–
Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information of the Telefónica Group, which set out the basic principles of the financial and accounting reporting system of the Group, and the procedures and mechanisms in place to oversee this system.

–
Accounting Policies Manual under IFRS, designed to unify and homogenize the accounting policies and criteria used by all the Group companies to ensure Telefónica operates as a consolidated and homogeneous group.

–
Reporting and external audit instructions: they are published on a quarterly basis and are intended to establish procedures and a calendar to be followed by all the Companies of the Telefónica Group and by their external auditors in the reporting of the financial-accounting information and results of the processes of external audit at the closing of each period, to comply with legal and information obligations of Telefónica, S.A. both in Spain and in the rest of the countries where Telefónica’s shares are listed.

–
Manual for Completion of the Reporting for Consolidation of the Telefónica Group, which is updated annually and establishes specific instructions completing the reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

–
Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish from the start of each period the monthly accounting-financial information reporting dates.

–
Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenize the sources of financial information included in the accounts of all the Telefónica Group companies, mandatory for all Companies in the Telefónica Group

–
Corporate Regulations on Intragroup Operations (NCC-006), mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the criteria of mandatory compliance with regard to the accounting register and payment of transactions between companies in the Group and reinforce controls to avoid non-compliance cases.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.
Additionally, the Management levels of the Company are available on the Group Intranet.

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•
Code of conduct, approving body, dissemination and instruction degree, principles and values covered (stating whether it makes specific reference to the recording of operations and the preparation of financial information), body in charge of investigating breaches and proposing corrective or disciplinary action.

With regard to the Code of Conduct, the Board of Directors of Telefónica approved, in December 2006, the unification of the Codes of Ethics of the Group’s companies, in the so-called Business Principles. The Business Principles, are applied as a standard in all countries where the Telefónica Group operates, and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors).
The Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. They also set out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.
They expressly mention issues related to the recording of transactions and the preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.
This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.
Telefónica has an Office of Responsible Business Principles, which comprises the most senior representatives of the General Secretary's Office, Human Resources, Public Affairs and Regulation, CCDO, Operations, Purchases, Compliance, Internal Audit, Corporate Ethics and Sustainability, Security and CDO.
Among the responsibilities of this Office, the following stand out:

–	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, through the follow-up and monitoring of the Responsible Business Plan.

–	Propose and supervise initiatives and measures that contribute to compliance with the Principles of Responsible Business in the Group.

–	Analyze any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies.
On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labor laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Training programmes are also regularly organized to ensure employees are aware of these rules and principles.
Telefónica also has an “Internal Code of Conduct" for Securities Markets issues, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

•
Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee's duties include: "Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company".

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The Telefónica Group has two main whistle-blowing channels:
SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.
This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Compliance Department, removing the sender's name, and the source of the message cannot be traced in any event.
The channel is accessible through the Internal Audit webpage on Telefónica's intranet, through the section: Rules of Telefónica’s Group, Control over the financial report process.
The Compliance and Internal Audit Departments, as delegate areas of the Audit and Control Committee of Telefónica, S.A., to these purposes, receive all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements, therefore these Departments will be aware of these complaints, will solve them or give each of these complaints the treatment they deem convenient, analyzing the effects if any, they may have in relation to internal control over financial information, as well as monitoring the corresponding remediation plans.
Business Principles Whistle-blowing Channel: through this channel, professionals can notify the Company of any behavior, actions or events that could breach the ethical code, the Company's internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.
As a general rule, the policy of the Business Principles Whistle-blowing Channel is not to promote anonymous messages. Notwithstanding the foregoing, the confidentiality of the complainant’s identity is safeguarded at all times.
Telefónica S.A.'s Compliance Department is responsible for the Responsible Business Principles Whistle-blowing Channel.

•
Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.
Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.
Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.
Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

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F.2.	Risk assessment in financial reporting
Report, at least:
F.2.1    The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.
Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is a part of the internal methodology of internal control audit over financial information. This model is applied to the financial information reported by subsidiaries companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks that may potentially have an impact on financial reporting are analyzed.

•
The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.
.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.
In the process of identifying the consolidation scope, the Finance and Control Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.
As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

–	Business risks

–	Operational risks

–	Global risks (Sustainability and Compliance)

–	Financial risks

•	Which of the company’s governing bodies is responsible for overseeing the process.
Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

F.3     Control activities.
Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts

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of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.
On March 26, 2003 Board of Directors of Telefónica, S.A. approved the "Regulations Governing Disclosure and Reporting to the Markets". These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.
Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.
Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.
The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.
Also, and pursuant to the internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.
In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.
The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.
Lastly, Internal Audit, as part of its annual audit plan, among others actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.
Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Networks and Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group's businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.
One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Global Security Department), which includes IT aspects of the internal control model.
The Global Security Policy considers human resources, the information, the technological and material resources that support them, to be fundamental assets. For this reason, guaranteeing their security is considered to be an essential asset within the Telefónica strategy, and an essential enabler of the organization’s activity.

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With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.
The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, Corresponsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

•
Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

•
Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. In order to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Security Regulations Framework is defined for the purpose of reaching a standardized level of security. This framework will take into account the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.
In addition, strategic plans will be conceived and prepared in order to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security and auditability, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

•
Principle of Corresponsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

•
Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.

The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them in order to guarantee the efficient and joint protection of the assets.
Lastly, Internal Audit unit, within the scope established in its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

F.3.3.
Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this

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can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate an appropriate level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment carried out by Internal Audit, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may potentially show impacts on the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Finance and Control Department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function's own KPIs in order to ensure compliance of the outsourced process according to the Group's different policies and guidelines.
Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication
Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1
A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.
Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. This bulletins are published on a monthly basis.
Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in December 2017. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.
This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.
This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.
The accounting policies area maintains a constant dialogue with the accounting heads of the Group's main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

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F.4.2
Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

As stated above, there is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring
Indicate the existence of at least the following components, describing their main characteristics:

F.5.1
The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant or material weaknesses in the internal control system detected during the audit.
The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group's Internal Audit function.
The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group's Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation's net worth.
The Internal Audit function is carried out in accordance with the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.
Among the above mentioned requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.
In this regard, the External Auditor issues its own independent opinion on the effectiveness of the internal control over financial information (ICFR).
Additionally, to fulfil this requirement, the Telefónica Group uses a three-tier (next detailed) internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.
Review of processes and specific controls

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In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group's key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the significant accounts of each company of the Telefónica Group in accordance with the previously established criteria for the assessment of the internal control over financial information (ICFR) at the Telefonica Group level.
Once the significant accounts are identified for review, the General Evaluation Model is applied as follows:

–	The processes and systems associated with the significant accounts are determined.

–	Risks affecting the financial reporting vis-à-vis these processes are identified.

–	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

–	Audit tests are carried out to assess the effectiveness of the design and execution of key control activities, both at process or transaction level and general entity level controls.
Review on IT general controls
The Information Technology General Controls are assessed at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.
The supervision of IT general controls systems is designed to review management of changes to programs, data and systems access, and the operation (management of changes to infrastructures, back-ups, scheduled tasks and issues).
Self-assessment Questionnaires
All the subsidiaries of the Group receive annual self-assessment questionnaires, whose answers should be certified by the responsible of the Internal Control Over Financial Reporting (ICFR) System, in each company (Chief Executives or Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those ICFR aspects that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information reported. A sample of responses is audited by the Internal Audit unit.
If any control deficiency or opportunity for improvement is detected while performing the procedures mentioned above, they should be reported to Management through reports prepared by the Internal Audit unit, analyzing their impact, both individual and aggregated, on the assessment on the internal control over financial information (ICFR) if applicable. Additionally, for this assessment, it is necessary to consider the existing compensating controls which validate the processes supported in case that the original controls could not be corrected. After receiving the report, the control owners provide action plans for solving the identified control deficiencies, as well as the foreseen implementation dates of those action plans.
These action plans have as main objectives:
- Mitigate the deficiency from the control defined originally so that the control works as expected.
- Prioritize the implementation of improvement opportunities, since improvement opportunities are not internal control deficiencies.

F.5.2
If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system.

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The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant or material internal control weaknesses which have been identified.
Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant or material internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information
Not applicable

F.7	External auditor review
State whether:

F.7.1
The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

As stated above, the attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G.    Degree of Compliance with Corporate Governance Recommendations
Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.
Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the majority support of all shareholders, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of

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shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.
Not applicable

3.
During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.
Complies

4.
The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company's website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.
Complies

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5.
The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.
Complies

6.
Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.
Complies

7.	The company should broadcast its general meetings live on the corporate website.
Explain
The Company decided not to offer a live webcast of its 2017 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.
The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

9.
The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

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Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.
Complies

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)
Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)
Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.
Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.
Not applicable

12.
The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.
Complies

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of

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Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.
The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.
The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.
Complies

15.
Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

16.
The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.

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Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2017, the group of non Executive Directors of Telefónica, S.A. was composed of 14 members (of a total of 16 Members), of whom 4 are Proprietary Directors, 9 are Independent Directors and 1 falls under the “Other External Directors” category.
At December 31, 2017, of the four Proprietary Directors, one act in representation of CaixaBank, S.A., which holds 5.01% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.17% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.24% stake.
Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 42,186 million euros at December 31, 2017, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,112 million euros, and that of BBVA is 2,179 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.
On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

17.	Independent Directors should be at least half of all board members.
However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.
Complies

18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

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c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.
Complies

19.
Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

Complies

20.
Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Complies

21.
The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.
Complies

22.
Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.
Complies

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23.
Directors should express their clear opposition when they feel a proposal submitted for the Board's approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.
The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.
Complies

24.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Complies

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.
The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.
Complies

26.
The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

27.
Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.
When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company's performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

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29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.
Complies

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.
Complies

31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.
Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.
Complies

33.
The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.
When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

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35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.
Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.
The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the nomination committee.
Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.
Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.
The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.
Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.
Complies

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38.
The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.
All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

40.
Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.
The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

42.	The Audit Committee should have the following functions over and above those legally assigned:

1º	With respect to internal control and reporting systems:

a)
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)
Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)
Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2º    With regard to the external auditor:

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

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b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)
Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)
Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies

44.
The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

45.	Risk control and management policy should identify at least:

a)
The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
Complies

46.
Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

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b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.
Complies

47.
Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee) because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

49.	The Nomination Committee should consult with the company's Chairman and chief executive, especially on matters relating to Executive Directors.
When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.
Complies

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50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)
Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.
Complies

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51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.
Complies

52.
The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

b)	They should be chaired by independent Directors.

c)
The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

Explain
1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors (and, also, in the Regulation of the Audit and Control Committee) and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.
2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.
These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.
In particular, it has been decided that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.	The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between

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several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)
Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.
Complies

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)
Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.
Complies

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55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.
Complies

56.
Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

57.
Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.
Complies

58.
In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)
Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)
Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.
Complies

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60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.
Not applicable

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.
Complies

62.
Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.
Explain
On December 31, 2017, the Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,351,958 voting rights, which were valuated with a price of 8.13 euros per share, represented 572% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 798,704 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 333,463 ting rights, which were valuated with a price of 8.13 euros per share, represented 226% of his fixed remuneration.
This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders' interests.

63.
Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director's actual performance or based on data subsequently found to be misstated.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.
Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Explain

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With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

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H. Other information of interest

1.
If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

--

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report, provided that they are relevant and non-reiterative.
Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.
The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and the date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2017, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]
On January 30, 2018, BlackRock, Inc. informed to the Securities Exchange Commission that, at December 31, 2017, its shareholding on the share capital of Telefónica, S.A. was 6.63%.
On December 18, 2017, BlackRock, Inc. informed to the Spanish National Securities Market Commission (CNMV) that, at December 14, 2017, its shareholding on the share capital of Telefónica, S.A. was 5.04%.
Likewise, and in accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on May 9, 2017, May 16, 2017, June 5, 2017, June 23, 2017, December 1, 2017, and December 18, 2017, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Cayco Limited, BlackRock Trident Holding Company Limited, BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock International Limited.

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6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.
9.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.
13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section A.3.]
On January 5, 2018, Telefónica, S.A. notified the Spanish National Securities Market Commission of the acquisition, on behalf of Board Member Mr. José María Abril Pérez, of 38,984 direct shares, and 33,965 indirect shares. Currently, on the registered date of this Report, Board Member Mr. José María Abril Pérez has a total of 388,237 shares, 196,061 of which are direct and 192,176 of which are indirect.
On January 17, 2018, Telefónica, S.A. notified the Spanish National Securities Market Commission of the acquisition of 2,500,000 indirect shares, on behalf of Board Member Mr. Francisco José Riberas Mera. Currently, on the registered date of this report, Board Member Mr. Francisco José Riberas Mera has a total of 2,549,173 indirect shares.
- Note 3 to Section A.3.]
It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.
The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

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- Note 4 to Section A.3.]
The General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders' Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.
In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and "Equivalent number of shares" (i.e. Mr. José María Álvarez-Pallete López, 192,000-300,000 and Mr. Ángel Vilá Boix, 120,000-187,500 ) relate to the theoretical number of shares assigned and the maximum possible number of shares in the Second Phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.
The first cycle of this Plan started in 2014 and ended in October 2017. In accordance with that established in the general conditions, the delivery of shares from the first cycle of the Plan did not occur (2014-2017), which is why no shares were delivered to the Executive Board Members who participated in it.
The second cycle of this Plan started in 2015 and will end in October 2018.
Regarding the third phase of this Plan (2016-2019), the Board of Directors of the Company, after a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement, it due to it was not aligned enough with the strategic plan of Group Telefónica, considering the circumstances and the macroeconomic environment.
- Note 5 to Section A.6.]
Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.
In September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million of its treasury shares representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.
As of 31 December 2017, the shareholding of Vivendi on the share capital of Telefónica, S.A. was 0.95%.
Shareholder Pact between Telefónica, S.A. - China Unicom (Hong Kong) Limited
In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 were considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica undertook not to, while the strategic partnership agreement was in force, offer, issue or sell a significant number of its shares or any convertible security or security that conferred the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding

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intragroup transfers). This undertaking expired when the aforementioned period of one year had elapsed. At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited. This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009. The aforementioned undertakings are no longer in force.
On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited signed an agreement to enhance their strategic partnership, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom's stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders' Meeting, in accordance with prevailing legislation and the Company's By-laws.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.
On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.
After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.
Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their strategic partnership.
Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.
On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.
Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.
Likewise, on July 13, 2016, Telefónica through its 100% subsidiary, Telefónica Internacional, S.A.U. proceeded with the sale of 361,794,559 shares of China Unicom, representing 1.51% of the share capital of the company, by a block trade process, at a price of HK $ 7.80 per share, for a total amount of HK $ 2,822 million, approximately € 322 million,
Telefónica committed not to transfer to the market the shares of China Unicom, which it may own directly or indirectly, over a period of 90 days from the sales date.
As of December 31, 2017 Telefónica held a shareholding of 0.59% in the share capital of China Unicom and China Unicom held a shareholding of 1.24% in the share capital of Telefónica. Mr. César Alierta, former chairman of Telefónica, is a member of the Board of Directors of China Unicom while Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom, is currently a board member of Telefónica.
Telefónica maintains its commitment to the strategic partnership with China Unicom, strengthened through cooperation in digital areas such as the big data joint venture between both companies, which is now a market leader of telco location based big data services in the urban planning sector in China.
Shareholders’ Agreement Telefónica, S.A. - Koninklijke KPN NV

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On March 13, 2017, Telefónica, S.A. (“Telefónica”) entered into a swap agreement with Koninklijke KPN NV (“KPN”) by virtue of which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.
As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland Holding AG.
By virtue of said agreement, KPN undertook, among other obligations, to comply with certain restrictions which, in case of sale of the aforementioned Telefónica shares, would ensure an orderly sale of such shares.
Such shareholder agreement is no longer in force.
- Note 6 to Section A.9.bis]
As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi 46.0 million of its treasury shares, representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.
As of December 31, 2017, the shareholding of Vivendi on the share capital of Telefónica, S.A. was 0.95%.
Therefore, the aforementioned percentage of 0.95% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.
- Note 7 to Section A.10.]
In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.
The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
- Note 8 to Section C.1.2.]

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On January 31, 2018, the Board of Directors, unanimously appointed by co-optation, and at the recommendation of the Nominating, Compensation and Corporate Governance Committee, Mr. Jordi Gual Solé as a Telefónica Board Member, with the condition of Proprietary Director (at the proposal of CaixaBank, S.A.), replacing Mr. Antonio Massanell Lavilla, who had voluntary resigned from his position as Board Member of the Company on December 21, 2017. Likewise, the Board of Directors agreed to appointment Mr. Jordi Gual Solé as member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
- Note 9 to Section C.1.5.]
The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as a Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders' Meeting on May 31, 2013.
Likewise, on April 8, 2016, the Board of Directors unanimously agreed to co-opt, at the proposal Nominating, Compensation and Corporate Governance Committee, Ms. Sabina Fluxà Thienemann as a Director of Telefónica. The Ordinary General Shareholders Meeting, held on May 12, 2016, ratified this appointment.
Additionally, on May 4, 2017, the Board of Directors unanimously appointed by co-optation, and at the recommendation of the Nomination, Compensation and Corporate Governance Committee, Ms. Carmen García de Andrés as Telefónica Board Member. This appointment was ratified by the General Shareholder's Meeting held on June 9, 2017.
Similarly, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favor the selection of female directors.
With respect to this appointment, the Board of Directors approved, at its meeting on November 25, 2015, a Board Member Selection Policy, that has been updated on December 13, 2017, by agreement of the Board of Directors, which includes the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, which includes the latest regulatory demands regarding diversity. The purpose of this Policy is to ensure that the proposals for appointment and re-election are based on a prior analysis of the Board's needs, and that they favor the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, particularly based on gender, disability, or any other personal condition.
The Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:
1.- The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

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2. The Board of Directors shall ensure that the selection procedures for Board Members favor the diversity of knowledge, education, professional experience, age, and gender, without implicit biases that could entail any discrimination. This is all done in order to ensure that the Board of Directors has a diverse and balanced composition in their group, which i) enriches the analysis and debate, ii) includes several points of view and positions, iii) favors the making of decisions, and iv) benefits from full independence.
It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.
3.- A preliminary analysis of the Company's and of the Group's requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company's Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.
4.- This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.
5. The Nominating, Compensation and Corporate Governance Committee shall annually verify compliance with the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, and shall disclose this in the Annual Corporate Governance Report and any other documents deemed appropriate.
Likewise, and with respect to the Board Member candidates, the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, it establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their respective powers, that the election of a candidate for the position of Board Member will fall to people with recognized solvency, competence and experience, and who are available to dedicate the necessary time and effort to perform their duties, taking extreme care when selecting those people called upon to fill in the positions of Independent Board Members.
Therefore, the Board candidates shall be people with recognized prestige, solvency, education and professional experience, especially in telecommunications, financial and economic management, accounting, auditing, risk management, and/or company administration, experience leading teams made up of people belonging to different areas of business and extensive experience at large companies.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.
- Note 10 to Section C.1.11.]
On September 4, 2017, Mr. Ángel Vilá Boix presented his resignation as Board Member of Telefónica Brasil, S.A. Likewise, on October 4, 2017, Mr. Ángel Vilá Boix presented his resignation as Member of the Supervisory Board of Telefónica Deutschland Holding, AG.
- Note 11 to Section C.1.12.]
According to the Significant Event registered by Gas Natural SDG, S.A. on February 6, 2018, Mr. Isidro Fainé Casas presented his resignation as Member of Gas Natural SDG,S.A., being named as Honorary Chairman.
Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG.
- Note 12 to Section C.1.16.]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

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Ms. Laura Abasolo García de Baquedano was appointed Chief Finance and Control Officer, replacing the current Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix on July 26, 2017, in light of the remuneration received up to this date by Mr. Ángel Vilá Boix, and that received since this date by Ms. Laura Abasolo García de Baquedano.
- Note 13 to Section C.1.16. and C.1.33]
On January 31, 2018, Mr. Pablo de Carvajal González was appointed Secretary of the Board of Directors and Director of Public Affairs and Regulation, replacing Mr. Ramiro Sánchez de Lerín García-Ovies.
- Note 14 to Section C.1.17]
Ms. Sabina Fluxà Thienemann is member of the Regional Advisory Board of the East (joining Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya Argentaria, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.
- Note 15 to Section C.1.19.]
Selection and appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy,and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.
The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

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In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.
The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.
With respect to this, the Board of Directors approved, at their meeting held on November 25, 2015, a Board Member Selection Policy. Likewise, on December 13, 2017, the Board of Directors approved an update of this Policy to include the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and the Board Member Selection. It also includes the latest regulatory standards regarding diversity. The aim of this Policy is to ensure that the proposed appointment or re-election of Board Members is based on a preliminary analysis of the needs of the Board of Directors, and favors the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, specifically based on gender, disability, or any other personal condition.
This Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.
Re-election
Directors can be re-elected once or several times for the same periods as the initial period.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Appraisal
In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

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Removal and dismissal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.
Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
- Note 16 to Section C.1.31]
In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
- Note 17 to Section C.1.36.]
The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefonica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.
- Note 18 to Section C.1.39.]
Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as "censores de cuentas"). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.
- Note 19 to Section C.2.1]
The Audit and Control Committee of Telefónica, S.A. is regulated under article 39 of the corporate bylaws of the Company, and under article 22 of the Board of Directors regulations. Likewise, and in order to comply with the recommendations of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, the Board of Directors approved the regulations of the Audit and Control Committee of Telefónica, S.A. at their meeting held on December 13, 2017, which regulates the aforementioned Committee under the following terms:
a) Composition.
The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting,

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auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company's sector of activity.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.
b) Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1) Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.
2) Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.
3) To supervise internal audit and, in particular:
a) Ensure the independence and efficiency of the internal audit function;
b) Propose the selection, appointment and removal of the person responsible for the internal audit;
c) Propose the budget for such service;
d) Review the annual internal audit work plan and the annual activities report;
e) Receive periodic information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.
5) Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) the types of risk (operational, technological, financial, legal and reputational) facing the company;
b) the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and
c) the control and information systems to be used to control and manage these risks.
6) Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

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7) Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
8) Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.
9) Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.
10) Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:
1. The financial information that the Company must periodically disclose;
2. The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and
3. Related party transactions.
11) Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.
The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.
c) Operation.
The Audit and Control Committee must have access to appropriate, opportune and enough information, for which:
- The Chairman of the Committee and, if it is considered opportune or is requested, the rest of its members, will maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the rest of the Committee Members, far enough in advance so that they can analyze it before their meetings.
The Audit and Control Committee, the Committee, shall meet at least once a quarter and whenever deemed necessary, with prior notice from their Chairman.

In any case, the Committee shall meet, at a minimum, when annual or intermediate financial information is published, and, in these cases, the meeting shall have the presence of the Internal Auditor and, if any kind of revision is issued, the Account Auditor.

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Likewise, in the performance of its duties, the Committee may require the attendance of the Account Auditor, any employee or Company Manager, and the experts deemed necessary at its meetings.

Attendance at formal Committee meetings is preceded by the sufficient dedication of its members to analyze and evaluate the information received.

Likewise, the Committee has a secretary, who has the necessary attendance to plan meetings and agendas, for the drafting of the documents and minutes of the meetings, and for the collection and distribution of information, among other tasks.

In order to have an appropriate scheduling that makes it possible to ensure compliance with the effectively pursued objectives, the Committee establishes an Annual Work Plan.

The meetings are planned by the Chairman of the Committee, who notifies these meeting to the meeting secretary so that its members receive the documentation with enough notice. All of this keeping in mind that the Committee members have mainly supervisory and advisory duties, without intervening in the execution or management, as these are the duties of management.

Most important actions during the year.
The main activities and actions carried out by the Audit and Control Committee of the Telefónica, S.A. Board of Directors throughout 2017 have been related to the powers and duties that correspond to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Audit and Control Committee has performed, among others, the following jobs:

-
Regarding finances: i) revision of the financial information of the Company (Annual Account and Management Reports related to 2016, quarterly and semi-annual periodic financial information of Telefónica Group and the Public Interest Companies of the Group, for which this Committee has assumed the duties of the Audit Committee, and Alternative Performance Measurements, included in the Company Financial Information); ii) revision of the financial debt situation of Telefónica Group, and its development throughout the year; iii) revision of the informative brochures presented by the Company before the different supervisory bodies (among others, 20-F Annual Report and several informative brochures for financing operations, shares and debt); and iv) revision of monographic presentations on financial aspects and modifications to the accounting regulations.Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance to what is established by Royal Decree 18/2017 of 24 November which modifies the Code of Commerce, the consolidated text of the Corporate Enterprises Act, and the Accounts Auditing Act in terms of non-financial and diversity information.

-
Regarding the external auditor: i) proposal of fees to be received by PwC as the Account Auditor for 2017; and ii) revision of the auditing works and limited revisions made by the external auditor with respect to the aforementioned financial information.

-
Regarding internal control: i) proposal to the Board of Directors of the regulations of the Audit and Control Committee; ii) revision of the works performed by Internal Auditing regarding the revision of transversal processes, investigations and inspections; and iii) revision of the risk management system.

-	Regarding compliance, revision on regulatory compliance, including anti-corruption standards.

-
Other relevant issues: i) 2016 report of the Audit and Control Committee regarding related operations; ii) monthly report of the Telefónica, S.A. Treasury Stock Management Team Supervisor regarding treasury stock operations; iii) review that the financial information published on the Company website is constantly updated and coincides with that which has been formulated, in each case, by the Board of Directors, and published on the CNMV website; iv) drafting of the Welcome Program for new members of the Telefónica, S.A. Audit and Control Committee; and v) periodic training to ensure the Committee members are updated on information.

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Furthermore, regarding to the Director member of the Audit and Control Committee who has been appointed based on his knowledges and experience in accounting, audit or both, apart form Mr. José Javier Echenique Landiríbar, the Director Mr. Ignacio Moreno Martínez.
- Note 20 to Section C.2.1.]
Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1) Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.
2) Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.
3) Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
4) Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.
5) Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.
6) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
7) To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.
8) To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.
9) To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.
10) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

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11) To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.
12) To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
13) To prepare and propose to the Board of Directors an annual report regarding the Directors' compensation policy.
14) To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors' remuneration.
15) To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.
16) To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.
c) Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.
Most important actions during the year.
The main activities and actions carried out by the the Nominating, Compensation and Corporate Governance Committee of the Telefónica, S.A. Board of Directors throughout 2017 have been linked to the powers and duties corresponding to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Appointments, Remuneration and Good Governance Committee has analyzed and reported on, among others, the following issues:

-	The remuneration policy and system of the Telefónica Group Board Members and Management (fixed and variable remuneration, and action plans).

-	Proposals for appointments related to the Telefónica, S.A. Board of Directors and its Committees, and with the Boards of subsidiary companies
To this respect, the Nominating, Compensation and Corporate Governance Committee proposed and/or reported, as applicable, the appointment of Telefónica, S.A. Board Members in 2017, addressing the solvency, competency, experience, professional merits and availability of the candidates to dedicate the necessary time and effort for the effective performance their duties, exclusively considering their individual and professional characteristics.
Therefore, at its meeting held on May 3, 2017, the Committee proposed the appointment by co-optation of Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera as Independent Board Members, after the voluntary resignation from their positions as Board Members, presented by Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.

Likewise, the Committee, at the aforementioned meeting on May 3, 2017, proposed the appointment of Independent Board Member Mrs. Carmen García de Andrés as Member of the Company Audit and Control Committee, as well as the appointment of Independent Board

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Members Mr. José Javier Echenique Landiríbar and Mr. Luiz Fernando Furlán as Members of the Appointments, Remuneration and Good Governance Committee.

Additionally, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of Telefónica, S.A. board members by the Company General Shareholder's Meeting held on June 9, 2017, after having taken into consideration and evaluated the duties performed and the dedication given by the aforementioned Board Members during his/her year of duty, basing the entirety of the proposals on a preliminary analysis of the needs of the Board of Directors, whose purpose is to favor the diversity of knowledge, experiences and gender.

As such, the aforementioned General Shareholder's Meeting approved the re-election of Mr. José María Álvarez-Pallete López and Mr. Ignacio Moreno Martínez, as well as the ratification of the appointment of Mrs. Carmen García de Andrés and Mr. Francisco José Riberas Mera.

However, at its meeting held on July 25, 2017, the Committee favorably reported the appointment by co-optation of Mr. Ángel Vilá Boix as Executive Board Member, replacing Mr. Julio Linares López. Likewise, at the aforementioned meeting, the Committee favorably reported the proposal for the appointment of Mr. Ángel Vilá Boix as Chief Operating Officer and Member of the Executive Committee.

Likewise, at its meeting held on July 25, 2017, the Committee proposed the appointment of Independent Board Member Mrs. Carmen García de Andrés as Member of the Service Quality and Customer Service Committee of the Company.

Additionally, throughout the meetings held, the Committee has reported different proposals for the appointment of Board Members at the most relevant subsidiary companies of the Telefónica Group.

-	Appointment proposals related with the Senior Management and the organizational structure of the Telefónica Group.
-    Corporate Governance Report and 2016 Remuneration Report.
- Note 21 to Section C.2.1.]
Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:
a) Composition.
The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

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2) To evaluate levels of customer service provided by the companies of the Group to their customers.
Most significant actions during the year.
In the 5 meetings held by the Service Quality and Customer Service Committee in 2017, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 22 to Section C. 2.2.]
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Regulation and Institutional Affairs Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:
1) To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.
2) To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.
3) To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.
4) To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
Most significant actions during the year.
The Regulation and Institutional Affairs Committee held 11 meetings in the 2017 year, have been analysed and debated:

•
The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

•
A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most

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significant issues in this field of Sustainability (ethical behavior, sustainable innovation, digital confidence, supply chain, talent and diversity management, customer, environment and climate change), including Responsible Business Plans, Integrated Annual Report, and actions of the Advisory Panel on Responsible Business created in the Telefónica Group.
As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 23 to Section C. 2.2.]
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Strategy and Innovation Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:
1) To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
2) To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.
Most significant actions during the year.
The Strategy and Innovation Committee held 11 meetings in the 2017 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.
Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.
- Note 24 to Section D. 2.]
It is important to note that:
Transactions included in this section under ´Other´, amounting to 11,371 with BBVA, S.A. refer to Dividends received.
Transactions included in this section under ´Other´, for the sum of 6,525 with BBVA, S.A. refer to Other Revenues (99), to Other Expenses (6,418) and to Gains from derecognition or disposal of assets (8).

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Transactions included in this section under ´Other´, for the sum of 250,012 with la “Caixa Group”, refer to Other Expenses (12) and Outstanding factoring operations (250,000)
In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2017 amounted to 21,749 and 404 million euros, respectively. As explained in Derivatives policy in Note 16 of the 2017 Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 390 and -28 million euros, respectively, at December 31, 2017. Additionally, at December 31, 2017 there were collateral guarantees on derivatives with BBVA amounting to 286 million euros.
- Note 25 to Section D.5.]
On December 18, 2015, a joint venture was set up between China Unicom for the development of Big Data services in China, using Smart Steps technology developed by Telefónica. Telefónica has a stake of 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55%. In 2016, Telefónica disbursed 7 million euros corresponding to its shareholding in the capital of the company. The company is already commercially operational and obtained a turnover of 8 million euros in 2017.
According to Related Parties in Note 10 of the 2017 Consolidated Annual Accounts of Telefónica, S.A., certain Telefónica Group subsidiaries performed in 2017 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España, amounting to 23 million euros.
_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum –a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 21, 2018.
List whether any directors voted against or abstained from voting on the approval of this report.
No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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APPENDIX TO THE TELEFÓNICA, S.A. 2017 ANNUAL CORPORATE GOVERNANCE REPORT

E.3     Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:
Group-Related Risks
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe have improved as two major risks have diminished during 2017. First, political uncertainty has decreased after the results of the general elections in some European countries and, second, the agreement reached in relation to the Greek bailout program and better macroeconomic data in the country have opened the door to a potential solution to the Greek debt crisis in the near term. While such risks have diminished, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing in the near future, with a negative impact on the balance between the private and public sectors, and by the restructuring processes which the European banking sector is still immersed in. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016, will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure, could come from Catalonia's political situation and its impact on the Spanish economy. Although recent events point to a lower degree of uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In 2017, the Telefónica Group obtained 24.3% of its revenues in Spain (24.6% in 2016), 14.0% in Germany (14.4% in 2016) and 12.6% in the United Kingdom (13.2% in 2016).
In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases despite recent improvement, and doubts about growth and imbalances in China. Certain internal factors such as high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth, hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches.
In Brazil, although the political scenario continues to be unstable, the government has approved relevant legislative reforms and promoted the approval of other key legislative items, such as the social security reform, which could be approved before the end of the term, which has improved the confidence levels in the government. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing needs remain high. The combination of such elements

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has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook, subject to the outcome of the coming general elections and of the renegotiation of the North American Free Trade Agreement (NAFTA), which is now underway. Any increase in interest rates in the United States and/or a possible renegotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.6% for 2017.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence. The October legislative elections confirmed the good results of the government coalition. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During 2017 Telefónica Hispanoamérica represented 24.1% of the Telefónica Group's revenues (24.2% in 2016), of which 27.8% proceeded from revenues in Argentina, 18.5% in Peru and 17.4% in Chile. During 2017, Telefónica Brazil represented 23.1% of the Telefónica Group's revenues (21.3% in 2016). In this respect, 32.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this status.
“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.

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The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2017, 71.0% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 17.2% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 91 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 74 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 17 million euros for the year ended December 31, 2017, primarily due to the weakening of the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2017, taking into account derivative instruments in place.
During 2017, Telefónica Brazil represented 25.9% (24.5% in 2016), Telefónica Hispanoamérica represented 21.9% (23.0% in 2016) and Telefónica United Kingdom represented 10.1% (11.3% in 2016) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In 2017, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 3.2 p.p. and 4.7 p.p., respectively, mainly due to the depreciation of the Argentine peso, the Venezuelan bolivar and the pound sterling. Furthermore, translation differences had a positive impact on the Group's equity of 2,049 million euros as of December 31, 2016 and a negative impact of 4,607 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

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As of December 31, 2017, the Group's net financial debt amounted to 44,230 million euros (48,595 million euros as of December 31, 2016) and, as of December 31, 2017, the Group's gross financial debt amounted to 55,746 million euros (60,361 million euros as of December 31, 2016). At such date, the average maturity of the debt was 8.08 years (6.35 years as of December 31, 2016).
As of December 31, 2017, the Group's gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,063 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at December 31, 2017. As of December 31, 2017, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (12,541 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2017, 7.3% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2018.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standards IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial instruments", effective from January 1, 2018, and IFRS 16 "Leases", effective from January 1, 2019.
These standards present significant changes that will affect the amount and timing of recognition of revenues and expenses related to certain sales transactions (IFRS 15), the estimation processes for the expected impairment losses on financial assets, the recognition period and the documentation of hedging policies and strategies (IFRS 9), as well as the accounting treatment for all lease contracts, other than certain short-term leases and leases of low-value assets (IFRS 16). The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods difficult and less meaningful.
Note 3 to the Consolidated Financial Statements includes information on the main impacts expected from the first-time adoption of the new requirements.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.

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As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
More detailed information can be found in Annex VI to the Consolidated Financial Statements “Key regulatory issues and concessions and licenses held by the Telefonica Group”.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
On September 14, 2016, the European Commission (EC) adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second quarter of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700 MHz band will initially allow the expansion of the capacity of 4G networks and, in the near future, the introduction of 5G services with new functionalities. In Spain, it is expected that the Ministry of Energy, Tourism and the Digital Agenda publishes its plan to release the 700 MHz band before June 30, 2018, in line with the calendar approved by the EC and with the 5G National Plan adopted in December 2017. The 5G National Plan also contemplates, among other matters, an urgent auction for the 3.6 GHz band at the beginning of 2018 and, possibly, also in the L band (1452- 1492 MHz).
In connection with the spectrum auction for the 2.3 and 3.4 GHz bands in the United Kingdom, on July 11, 2017 the Office of Communications (“Ofcom”) released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for "immediate use") and 3.4 GHz bands (which may be used for 5G services). They set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. Hutchison 3G UK Ltd ("H3G") and BT filed a motion to review Ofcom's decision regarding the 3.4 GHz band based on the constraints imposed by the spectrum limits set forth in this band for which they can bid. The judgment was released in December 2017 and both appeals were dismissed. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica UK expects the bidding to start in March 2018.
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") published its position on the key elements on June 27, 2017 and, at the same time, initiated a procedure for

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determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group reported its request for frequency by the deadline of September 30, 2017 and commented on the key elements of the proposal. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the 26 GHz frequency band.
In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place in 2018.

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Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published the conditions for the auction of 70 MHz of spectrum in the 700 MHz band and of 5 MHz of spectrum in the 1900 MHz band. The ITC modified through Decree 2194 of December 27, 2017 the spectrum caps, increasing them by 5MHz for high bands, reaching a total of 90 MHz, and by 15MHz for low bands, reaching a total of 45 MHz. On January 23, 2018, the ITC published a second project on the conditions of the 700 MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple-round ascending clock auction, and the obligation to provide free wifi zones would be removed. This second project was subject to comments until February 20, 2018. The schedule for the auction has not yet been set but the ITC has announced that it should take place in 2018.

•
Argentina: The government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the "refarming process"), which Telefónica has challenged in court, and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the "spectrum on demand process"). In connection with the latter, in May 2017 such "spectrum on demand process" was launched and, in June 2017, certain 2.6 GHz spectrum was granted to Telefónica and other licensed mobile operators, but the effective distribution of the spectrum is still pending.

It is possible that some of the above-mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum, may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In the United Kingdom, Telefónica has an obligation under the terms of its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland). It also has an obligation under the terms of its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass. Both requirements had to be met by the end of 2017 and must be maintained thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G networks and working on the roll-out of its 4G network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.

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In Spain, also related to the licenses of the 800 MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete before January 1, 2020 the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of 30 megabits per second or faster, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution (“LTE”) solutions over the 800 MHz band that will be the base for compliance with such obligations.
In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court against the decision of the EC authorizing such merger. Oral hearings were held in December 2017 and the decisions are expected in the first quarter of 2018.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefónica must update this information by April 30, 2018 by sending the updated list and value of the assets assigned to the provision of STFC as of December 31, 2017. In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses but has been challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's governing board may overcome it by sending the bill for voting in the Plenary (such action depends on the political environment, which is also uncertain). Such Court and, consequently, the Senate's governing board, has each decided to send the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until 28 November 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the

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arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica filed renewal requests for an additional twenty years in relation to a concession for the provision of local carrier services and to one of the concessions to provide mobile line services in certain provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. While services are being provided on such spectrum, a consumer organization filed a claim against the allocation of spectrum on the 700 MHz band that is still pending.
During 2017, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 538 million euros.
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, the current rate is 0.495 pence per minute. On June 27, 2017, Ofcom made a consultation on a proposal for a progressive reduction over a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.
In Spain, in November 2017, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") submitted to the EC the draft measures to set the new MTRs for all the mobile operators, which would imply a progressive reduction of 40% from current levels. The proposed dates and MTRs would be as follows: since the decision becomes effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0066 €/min; and as from January 1, 2020 at 0.0064 €/min. A final decision was adopted in 2018 setting the rate at 0.0067 €/min during the year 2019.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.
In Brazil, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts and the proceedings are ongoing). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the Instituto Federal de Telecomunicaciones ("IFT") announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0. 028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on

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the PEA’s network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.
As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the year ended December 31, 2017 the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1 percentage point from the organic growth of the Group's revenues.
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories.
In Brazil, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. The final version, however, has not been published because the amendment to the underlying concession agreement has not been yet finalized.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.  In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators. The final decision is not expected before mid-2018.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.

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The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this Annual Report. Nevertheless, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens.
In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating".
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.

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As of the date of this Annual Report, Telefónica is conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.
Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation we are immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Chile and Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2014 and the end of 2017. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 862 million euros in 2017, representing a decrease of 4.8% from 906 million euros in 2016 (1,055 million euros in 2015). These expenses represented 1.7%, 1.7% and 1.9% of the Group's consolidated revenues in 2017, 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of December 2017 Telefónica has already 19.2 million premises passed with fibre (representing 66% of the households), which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of

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income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.
As of 31 December 2017, the Telefónica Group depended on three handset suppliers and 10 network infrastructure suppliers, which, together, accounted for 79% and 78%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

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The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.
In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.
There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.
Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. No impairments were recognized in 2017. In 2016, impairment losses in goodwill were recognized amounting to an aggregate amount of 215 million euros, relating to Telefónica´s operations in Venezuela (124 million euros) and in Mexico (91 million euros).
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional

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obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 15, 17 and 21 to the Consolidated Financial Statements.

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT
ON THE DESIGN AND EFFECTIVENESS OF THE
INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2017. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group’s assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with “International Standard on Assurance Engagements 3000 (ISAE 3000)” (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the “International Standard on Quality Control 1 (ISQC 1)” and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2017, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2017, which is based on the criteria and the policies defined by the Telefónica Group’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

In addition, the attached description of the ICFR Report as at December 31, 2017 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

/s/ Virginia Arce Peralta

Virginia Arce Peralta

February 22, 2018

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es     1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22nd, 2018	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer